CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED
2008 MAY -7 P 1:23
FICE OF INTERNATI
CORPORATE FIN

82-4507

2 May 2008

[redacted]

08002397

SUPPL

The U.S. Securities and Exchange Commissio
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 April 2008 till 30 April 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233515 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
E MAY 1 2 2008
THOMSON REUTERS

Ng Chooi Peng
Senior Secretariat Manager

Encs

dw 5/8

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CapitaLand

82-4507

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited - "SGX in-principle approval for the delisting of The Ascott Group Limited"	1 Apr 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, Ningbo Kaide Xincheng Investment Consulting Co., Ltd."	1 Apr 2008	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited - "Issuance of S$155,000,000 3.25 per cent. fixed rate notes due 2010 pursuant to the S$1,000,000,000 multicurrency medium term note programme"	1 Apr 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Proposed issue of convertible bonds"	1 Apr 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Convertible Bonds due 2013"	2 Apr 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides "Balanced Portfolio, Focused Business" to be presented to investors on 2 & 3 April 2008 at Credit Suisse Asian Investment Conference 2008 in Hong Kong"	2 Apr 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Industrial & Logistics (China) Holdings Pte. Ltd."	2 Apr 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of CapitaLand ILEC Pte. Ltd."	9 Apr 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Striking-off of dormant indirect wholly-owned subsidiary, Capitol Square Pte Ltd"	9 Apr 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Sale of 50% stake in Kshitij CapitaLand Mall Management Private Limited"	9 Apr 2008	SGX-ST Listing Manual
Announcement by The Ascott Group Limited - "Interest payment relating to Floating Rate Notes series 002 issued under The Ascott Capital Pte Ltd's S$1 billion multicurrency medium term note programme"	9 Apr 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "S$1,996,000,000 Syndicated Transferable Secured Financing Facilities for the Farrer Court residential project"	11 Apr 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Date of Release of First Quarter 2008 Financial Results"	15 Apr 2008	SGX-ST Listing Manual
Announcements by Australand - "(1) 2008 Annual General Meeting - Chairman's Address; (2) 2008 Annual General Meeting - Managing Director and Chief Executive Officer's Address; and (3) Annual and General Meetings - Outcome of Resolutions put to the meetings"	17 Apr 2008	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited - "Acquisition of associated company"	17 Apr 2008	For Public Relations Purposes
Joint press release by CapitaLand Limited and Mubadala Development Company - "Mubadala & CapitaLand launch joint venture real estate company"	21 Apr 2008	For Public Relations Purposes
Announcements by CapitaCommercial Trust Management Limited - "Announcements by Quill Capita Trust - (A) 1st Quarter 2008 Financial Results and Press Release; (B) Consolidated Forecast and Projections for the financial years ending 31 December 2008 and 2009; and (C) Corporate Presentation Slides dated 21 April 2008"	21 Apr 2008	For Public Relations Purposes
Announcements and news release by CapitaMall Trust Management Limited - "(1) 2008 first quarter unaudited financial statement and distribution announcement; (2) Notice of books closure and distribution payment date; and (3) CMT achieves 15.0% higher first quarter 2008 distribution per unit"	22 Apr 2008	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Unaudited results for the quarter ended 31 March 2008; and (2) ART's 1Q 2008 unitholders' distribution increases 76%"	23 Apr 2008	For Public Relations Purposes
Announcement by DBS Bank Ltd on behalf of Somerset Capital Pte Ltd ("SCPL"), a wholly-owned subsidiary of CL - "Compulsory acquisition of the issued ordinary shares in the capital of The Ascott Group Limited by SCPL"	23 Apr 2008	SGX-ST Listing Manual
News release by CapitaLand Limited - "Somerset Capital to compulsorily acquire Ascott"	23 Apr 2008	For Public Relations Purposes
Announcement and news release by CapitaRetail China Trust Management Limited - "(1) 2008 First Quarter unaudited financial statement and distribution announcement; and (2) CRCT achieves year-on-year DPU growth of 9.0% and net property income growth of 34.2% for First Quarter 2008"	24 Apr 2008	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Change of interest in ARC-CapitaLand India Private Limited"	24 Apr 2008	SGX-ST Listing Manual and For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited - "(1) 2008 first quarter unaudited financial statement announcement; and (2) CCT achieves DPU growth of 22.7% for 1Q 2008"	25 Apr 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Presentation Slides - Raffles City Singapore 1Q 2008 Financial Results and Asset Enhancement Update"	25 Apr 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Presentation Slides - First Quarter 2008 Financial Results - Raffles City Singapore Updates"	25 Apr 2008	For Public Relations Purposes

CapitaLand

82-4507

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News Release by CapitaLand Limited - "CapitaLand and Eurasia Logistics no longer pursuing transaction"	25 Apr 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Convertible Bonds due 2013 - SGX-ST approval in-principle"	28 Apr 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Compulsory acquisition of shares in the capital of The Ascott Group Limited by Somerset Capital Pte Ltd"	28 Apr 2008	SGX-ST Listing Manual
News release – "CapitaLand completes compulsory acquisition of Ascott"	28 Apr 2008	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Announcement - Delisting of The Ascott Group Limited"	28 Apr 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Results of the Annual General Meeting and the Extraordinary General Meeting"	29 Apr 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Announcement of Resignation of Independent Director"	29 Apr 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Adjustment to the conversion price of S$430,000,000 2.10 per cent. convertible bonds due 2016"	29 Apr 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Adjustment to the conversion price of S$1,000,000,000 2.95 per cent. convertible bonds due 2022"	29 Apr 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Adjustment to the conversion price of S$1,300,000,000 3.125 per cent. convertible bonds due 2018"	29 Apr 2008	SGX-ST Listing Manual
News release by CapitaCommercial Trust Management Limited – "CapitaCommercial Trust to defer decision for the redevelopment of Market Street Car Park"	29 Apr 2008	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand posts 1Q2008 net profit of S$247.5 million"	30 Apr 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "2008 First Quarter Financial Statements Announcement"	30 Apr 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Presentation Slides - "CapitaLand Group 1Q2008 Results"	30 Apr 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Issuance of S$160,000,000 Floating Rate Notes due 2010 pursuant to the S$1,000,000,000 Multicurrency Medium Term Note Programme"	30 Apr 2008	For Public Relations Purposes

S:\Sec\ADR\2008\Mar 2008.doc

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Apr-2008 12:45:56
Announcement No.	00037

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "SGX in-principle approval for the delisting of The Ascott Group Limited"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.In.Principle.Approval.Delisting.1Apr08.pdf Total size = **246K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

SGX IN-PRINCIPLE APPROVAL FOR THE DELISTING OF THE ASCOTT GROUP LIMITED (THE "COMPANY")

Reference is made to the announcement made on 14 March 2008 by DBS Bank Ltd, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited ("**CapitaLand**"), in relation to, *inter alia*, the Offeror's exercise of its right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 of Singapore to acquire all the shares in the capital of the Company (the "**Shares**") not acquired by it pursuant to the Offeror's voluntary unconditional cash offer for all the Shares other than those already held by the Offeror, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at 26 January 2008 (the "**Offer**"). The Offer had closed at 5.30 p.m. on 11 March 2008.

The Board of Directors of the Company wishes to announce that the Company had obtained the approval (the "**In-principle Approval**") of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for:

(i) the delisting of the Company from the Official List of the SGX-ST (the "**Delisting**") after the close of the Offer and upon the Company becoming an indirect wholly-owned subsidiary of CapitaLand; and

(ii) the waiver from Rules 1307 and 1309 of the SGX-ST Listing Manual (the "**Waiver**") for the purposes of the Delisting,

subject to the Company making an immediate announcement of the Waiver granted.

Please note that the In-principle Approval is not to be taken as an indication of the merits of the proposed Delisting.

The effective date of the Delisting will be announced at a later date.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
1 April 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY NINGBO KAIDE XINCHENG INVESTMENT CONSULTING CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Ningbo Kaide Xincheng Investment Consulting Co., Ltd.
Principal Activity	:	Investment Consulting and Property Management
Registered Capital	:	US$2,000,000 (approximately S$2,791,800)

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 April 2008

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Apr-2008 18:36:43
Announcement No.	00156

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Issuance of S$155,000,000 3.25 per cent. fixed rate notes due 2010 pursuant to the S$1,000,000,000 multicurrency medium term note programme"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.MTN.1Apr08.pdf Total size = **68K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ISSUANCE OF S$155,000,000 3.25 PER CENT. FIXED RATE NOTES DUE 2010 PURSUANT TO THE S$1,000,000,000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**"), wishes to announce that CMT MTN Pte. Ltd. (the "**Issuer**"), a wholly-owned subsidiary of HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CMT) (the "**CMT Trustee**"), has issued S$155,000,000 3.25 per cent. Fixed Rate Notes Due 2010 (the "**Notes**"). The Notes are issued under the S$1,000,000,000 Multicurrency Medium Term Note Programme established by the Issuer on 16 April 2007 (the "**MTN Programme**"). DBS Bank Ltd. has been appointed as dealer of the Notes. The Issuer had also previously issued S$150,000,000 3.02 per cent. Fixed Rate Notes Due 2008 under the MTN Programme, as announced on 12 December 2007.

The Notes will mature on 1 April 2010 and will bear an interest rate of 3.25 per cent. per annum payable semi-annually in arrears.

The Issuer will lend the proceeds from the issuance of the Notes to the CMT Trustee, who will in turn use such proceeds to finance asset enhancement works and for general working capital purposes.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
1 April 2008

82 - 4507

RECEIVED

2008 MAY -7 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT

PROPOSED ISSUE OF CONVERTIBLE BONDS

CapitaCommercial Trust Management Limited, as manager (the "**Manager**") of CapitaCommercial Trust ("**CCT**"), wishes to announce that it is intended that CCT, acting through HSBC Institutional Trust Services (Singapore) Limited as the trustee of CCT (the "**Trustee**"), will issue bonds of 5-year maturity, convertible into new units in the capital of CCT ("**Units**") with an aggregate principal amount of no less than S$280 million to institutional investors and accredited investors (the "**Convertible Bonds**") pursuant to Rule 887(1)(a) of the Listing Manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**").

The Convertible Bonds will have a cash settlement feature in that the Trustee will have the option to pay cash in lieu of issuing new Units on conversion of the Convertible Bonds.

Standard Chartered Bank ("**SCB**") has been appointed as the Financial Adviser, Underwriter and Bookrunner of the issue of the Convertible Bonds (the "**Issue**").

The Trustee and the Manager may, with the agreement of SCB, issue additional Convertible Bonds to raise additional proceeds of up to S$90 million thereby raising total proceeds of up to S$370 million.

Pursuant to Rule 887(1)(a) of the Listing Manual, any issue of new units by a real estate investment trust may be made without the specific approval of unitholders in a general meeting if the issue (together with any other issue of units in the same financial year) would not exceed 10% of the number of units in issue (the "**Listing Manual Mandate**"). As at the date of this announcement, no Units have been issued pursuant to the Listing Manual Mandate. Accordingly, the maximum number of new Units to be issued upon conversion of all the Convertible Bonds (after taking into account any adjustments pursuant to the terms thereof) and aggregated with any other Units issued during CCT's financial year ending 31 December 2008, shall not exceed 10% of the number of Units in issue.

The terms and conditions of the Convertible Bonds are to be agreed between the Trustee, the Manager and SCB following an accelerated book building process and pricing in relation to the Issue. Pricing of the Convertible Bonds is expected to take place before 23:59 hours (Singapore time) on 1 April 2008. An announcement will be made by the Manager of the definitive terms of the Convertible Bonds following pricing.

An application will be made for the listing of the Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds on the SGX-ST. The Issue is conditional upon, *inter alia*, the approval in-principle of the SGX-ST for the listing of the Convertible Bonds and the new Units.

The closing date for the Issue is expected to be on or about 6 May 2008.

CCT intends to use the proceeds of the Issue for the following purposes:

i. to refinance short term borrowings;
ii. to finance existing acquisitions, investments and asset enhancement works
iii. for general working capital purposes; and
iv. to finance the acquisition (the "**Acquisition**") of 1 George Street, which is located at 1 George Street, Singapore 049145, if the unitholders of CCT approve the Acquisition.

None of the Directors and substantial shareholder of the Manager and the substantial unitholders of CCT have any interest, direct or indirect, in the Issue.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(as manager of CapitaCommercial Trust)
Company Registration No. 200309059W

Michelle Koh
Company Secretary
Singapore
1 April 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or Convertible Bonds.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This notice is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this notice nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units and/or Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Apr-2008 07:00:10
Announcement No.	00005

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Convertible Bonds due 2013"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.IssuanceofConvertibleBonds.2Apr08.pdf Total size = **75K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2013

1. INTRODUCTION

Further to the earlier announcement dated 1 April 2008 (the "**Launch Announcement**") on the proposed issue (the "**Issue**") of bonds convertible into Units (as defined below) due 2013 (the "**Convertible Bonds**"), CapitaCommercial Trust Management Limited as manager (the "**Manager**") of CapitaCommercial Trust ("**CCT**" or the "**Trust**"), is pleased to announce that Standard Chartered Bank ("**SCB**") as the Financial Adviser, Underwriter and Bookrunner of the Issue, in consultation with HSBC Institutional Trust Services (Singapore) Limited in its capacity as trustee of the Trust (the "**Trustee**") and the Manager, has decided to close the book orders for the Convertible Bonds. Capitalised terms that are not defined in this announcement shall have the same meaning as set out in the Launch Announcement.

2. PRINCIPAL TERMS OF THE CONVERTIBLE BONDS

The principal terms and conditions of the Convertible Bonds are summarised as follows:

Issue Size	:	S$280 million principal amount of Convertible Bonds (excluding the over-allotment option referred to below).
Over-allotment Option	:	An additional up to S$90 million principal amount of Convertible Bonds.
Issue Price	:	100 per cent. of the principal amount of the Convertible Bonds.
Settlement and Payment	:	Subject to fulfilment of the conditions precedent set out in the subscription agreement dated 1 April 2008 between the Trustee, the Manager and SCB, settlement and payment for the Convertible Bonds is expected to take place on 6 May 2008 in Singapore.
Interest	:	The Convertible Bonds will bear interest at the rate of 2 per cent. per annum.

Yield to Maturity	:	3.95 per cent. per annum calculated on a semi-annual basis.
Conversion Price	:	S$2.6762 for each new unit of CCT ("**Unit**").
Conversion Premium	:	23.9 per cent. over the closing price of the Units on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") on 1 April 2008.
Conversion Period	:	Convertible into Units, at the election of the bondholder, at any time on or after 21 May 2008 up to 3 p.m. on 21 April 2013.
Status of the Convertible Bonds	:	The Convertible Bonds will constitute direct, unsubordinated, unconditional and unsecured obligations of the Trustee and shall at all times rank pari passu without preference or priority amongst themselves. The payment obligations of the Trustee under the Convertible Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable laws and the terms of the Convertible Bonds themselves, at all times rank at least equally with all its other present and future direct, unsubordinated, unconditional and unsecured obligations, other than subordinated obligations and priorities created by law.
Cash Settlement Option	:	The Trustee has the option to pay cash in lieu of issuing new Units on conversion of any Convertible Bond. The cash settlement amount will be based on the average of the volume weighted average price of the Units on the SGX-ST for the 10 trading days after the Trustee gives notice of its intention to exercise the cash settlement option.
Final Redemption	:	Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed at 110.66 per cent. of their principal amount on the final redemption date.
Final Redemption Date	:	6 May 2013.
Redemption at the Option of the Investor	:	Holders of the Convertible Bonds may require the Trustee to repurchase all their Convertible Bonds at a price equal to the principal amount of the Convertible Bonds being redeemed, together with any accrued but unpaid interest accrued to the date of redemption, in certain specified events, including but not limited to a change of control or a delisting of the Units.

Redemption at the Option of the Trustee	:	All or a portion of the Convertible Bonds may be redeemed by the Trustee on or at any time after 6 May 2011 until the seventh business day preceding the final redemption date, if the closing price of the Units (as quoted on the SGX-ST) over the prescribed period is at least 130 per cent. of the early redemption amount divided by the conversion ratio. The redemption price will be equal to the principal amount of the Convertible Bonds being redeemed, together with any accrued but unpaid interest accrued to the date of redemption.
Listing	:	An application will be made to list the Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds on the Official List of the SGX-ST.

3. NEW UNITS

The number of new Units to be allotted and issued pursuant to the full conversion of the Convertible Bonds, is 104,625,962 (based on the conversion price of S$2.6762 and assuming no adjustments to the conversion price). The 104,625,962 new Units represent approximately 7.55 per cent. of the existing Units in issue.

4. USE OF PROCEEDS

The estimated net proceeds from the issue of the Convertible Bonds are approximately S$274 million (assuming no exercise of the over-allotment option), which will be used for the following purposes:

i. to refinance short term borrowings;
ii. to finance existing acquisitions, investments and asset enhancement works;
iii. for general working capital purposes; and
iv. to finance the acquisition (the "**Acquisition**") of 1 George Street, which is located at 1 George Street, Singapore 049145, if the unitholders of CCT approve the Acquisition.

5. DISCLOSURE OF INTEREST

None of the Directors and substantial shareholder of the Manager and the substantial unitholders of CCT have any interest, direct or indirect, in the Issue.

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BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(as manager of CapitaCommercial Trust)
Company Registration No. 200309059W

Michelle Koh
Company Secretary
Singapore
2 April 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or Convertible Bonds.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This notice is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this notice nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units and/or Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Apr-2008 12:34:41
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation slides "Balanced Portfolio, Focused Business" to be presented to investors on 2 & 3 April 2008 at Credit Suisse Asian Investment Conference 2008 in Hong Kong
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.Annc.Slides.2Apr08.pdf Total size = **2110K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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CapitaLand

Balanced Portfolio, Focused Business



April 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

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CapitaLand - Market Leadership in Asia Pacific


Market Leadership
LARGEST Real Estate Company In South-East Asia
LEADING Foreign Real Estate Developer In China
LARGEST Retail Mall Owner/ Manager In Asia
LARGEST International Serviced Residence Owner-Operator
LEADING Asia-Based RE Fund & REIT Manager
Footprint
More Than 100 Cities in Over 20 Countries
Winning Competencies
Complete Real Estate Value Chain
Asian Growth
Rapid Urbanisation
Consumption Growth
Evolving Capital Markets
Investment Inflow

Complete Real Estate Value Chain


Capital efficient business model for sustainable growth
Investor
Developer
Manager
Operator
Financial Advisor
Fund Manager
S$19 Billion Total Shareholder Return since inception in Nov 2000

CapitaLand

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Our Business Model



CapitaLand



CapitaLand
Real Estate
Hospitality
Financial Svcs
Residential
Retail
Commercial
ILEC
Serviced Residences
Financial
100%
CapitaLand Residential
54.2%
AUSTRALAND
100%
CapitaLand Retail
29.4%
CapitaMall Trust
20.4%
19.9%
CapitaRetail China Trust
100%
CapitaLand Commercial
30.5%
CapitaCommercial Trust
30.0%
QuillCapita Trust
100%
CapitaLand ILEC*
98.4%**
THE ASCOTT GROUP
18.7%
27.9%
ASCOTT RESIDENCE TRUST
100%
CapitaLand Financial
REIT & Fund Management

CapitaLand Group comprises 7 listed Companies with total Market Capitalisation of S$26.3 billion (31 Mar08)

● *Other Listed Entities*   ** Integrated, Leisure, Entertainment & Conventions*
*** as at 11 Mar 2008 CL has succeeded in accumulating 98.37% interest in The Ascott Group*

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Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	Multi-Local	Management Centres in Key Countries
RE Development	Multi-Sector Businesses	Significant Expansion through Platforms
RE Investment	Diversified Income Streams	Strategic Partnerships
RE Financial Products/Solutions	Trading vs Investment Assets	Acquisitions

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Plugging Into Growth Trends


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

The Value Chain & Value Creation


Land Purch.
Approvals
Construction
Leasing
Operating
Investment
LOWER VALUE ADDED
HIGHER
VALUE ADDED
REAL
ESTATE
ASSET
VALUE

Capital Management - Structural Clarity



CAPITALAND
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG
Private Funds
REITS
CMT
CCT
CRCT
ART
QCT
Private Equity Funds
1
2
3
4
5
6
7
8
9
10
11
12
13
14

 CapitaLand Presentation *April 2008*

CapitaLand

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Financials



CapitaLand

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FY2007 – Record-breaking Results

- **Record PATMI of S$2.8 billion, ↑ 173% y-o-y**
  - Exceptional performance across all businesses
- **Core markets outperformed**
  - Singapore: EBIT ↑ 150% to S$2.3 billion
  - China: EBIT ↑ 115% to S$879.3 million
  - Australia: EBIT ↑ 61% to S$450.2 million
- **Further inroads in new markets**
  - Vietnam, India and Gulf Co-operation Council (GCC) countries
- **Financial Services business expanding**
  - Achieved AUM of S$17.7 billion
  - Closed 6 private funds totalling S$3.5 billion
  - Listed Quill Capita Trust
- **Active capital management, strong balance sheet**
  - Extending debt maturity (average 4.1 years)
  - Maintaining high liquidity (cash S$4.4 billion)
  - Healthy D/E ratio (0.47)

FY2007 – Record Profits

(S$ million)	FY2006	FY2007	Change
Revenue	3,147.7	3,792.7	↑ 20.5%
EBIT	1,814.1	3,824.0	↑ 110.8%
PATMI	1,012.7	2,759.3	↑ 172.5%
EPS (S cents)	36.6	98.6	↑ 169.4%
NTA / share (S$)	2.64	3.53	↑ 33.7%

FY2007 – Excluding Revaluation Gains

(S$ million)	FY2006	FY2007	Change
PATMI	1,012.7	2,759.3	↑ 172.5%
Revaluation	276.0	1,052.2	↑ 281.2%
PATMI (ex reval)	736.7	1,707.1	↑ 131.7%

For the purpose of 2006, revaluation reflects write back of assets revaluation deficits of S$276.0 million

For the purpose of 2007, revaluation reflects unrealised fair value gains of S$1,052.2 million

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FY 2007 – Core Markets / Businesses Outperformed

Geographical Breakdown


EBIT S$mil
2,500
2,000
1,500
1,000
500
-
2,331
Up 150%
931
879
Up 115%
409
450
Up 61%
280
171
162
FY2006
FY2007
Singapore
China
Australia / NZ
Europe

SBU Breakdown


EBIT S$mil
2,500
2,000
1,500
1,000
500
-
FY2006
FY2007
1,074
Up 53%
704
1,963
Up 444%
361
298
Up 35%
221
337
Up 67%
203
62
70
Residential
Commercial
Retail
Serviced Residence
Financial Services

China : Includes Hong Kong and Macau

CapitaLand

Assets by Geography

Diversified Geographical Presence

Assets (ex-cash) FY2007: S$22.5 billion (FY2006: S$18.3 billion)


S$billions
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
6.4
35%
8.2
36%
5.4
30%
6.5
29%
4.3
23%
4.9
22%
1.2
7%
1.3
6%
1.0
5%
1.6
7%
Singapore
China
Australia
Europe
Others
FY2006
FY2007

	Assets		EBIT	
	FY 2006	FY 2007	FY 2006	FY 2007
Singapore	35%	36%	51%	61%
Overseas	65%	64%	49%	39%

CapitaLand

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Balanced Portfolio

FY07 EBIT - S$2,644 million
(excluding revaluation gains)

By Businesses



Others^
3%
Serviced Residences
10%
Financial Svcs
3%
Residential
34%
Retail
6%
Commercial
45%

By Geography



Europe
6%
Australia & NZ,
11%
China**
31%
Singapore
52%

^ primarily consisting of gains from placement of ART unitsof gains from placement of ART units
* includes: Vietnam, India, Thailand, Malaysia, GCC, Japan, The Philippines, India & Indonesia
** includes Hong Kong & Macau

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Capital Management

	FY2006	FY2007	Change
Equity (S$ billion)	9.46	11.87	Increased
Net Debt (S$ billion)	5.44	5.56	Increased
Net Debt / Equity	0.58	0.47	Decreased
% Fixed Rate Debt	74%	75%	Increased
Ave Debt Maturity (Yr)	3.0	4.1	Increased

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Debt Maturity at 31 Dec 2007

Less than 20% Debt Due Within 1 Year
Average Loan Life: 4.1 Years



S$mil
6,000
5,000
4,000
3,000
2,000
1,000
-
CB
Cash
18%
19%
16%
15%
13%
CB
19%
S$1.3b CB
Feb 2008
Cash
1-2yrs
2-3yrs
3-4yrs
4-5yrs
5-6yrs
> 6yrs

CapitaLand

Debt Coverage

	FY2006	FY2007	Change
Finance Cost (S$ million)	328.0	403.5	↑ 23.0%
Interest Cover Ratio (ICR)*	8.20	9.42	Improved
Interest Service Ratio (ISR)	8.97	6.19	Decreased

* Excludes unrealised revaluations.

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Capital Management Strategy

Opportunities Emerging, prudent & selective process

- Maintain high liquidity and financial flexibility
  - Two Convertible Bonds issues, totaling $2.3B over last 9 months
- Extend debt maturity (average 4.1 years)
- Careful, selective about new investments
- Continue with capital recycling

Residential



Residential - Singapore

Healthy Fundamentals, Demand/Supply in Equilibrium

- Main demand drivers in 2008:
  - Steady new household formation (≈12,000/year)
  - en-bloc sales displacement demand (≈2,000/year)
- Cautious market sentiment in 1H 2008. Sales volume may moderate but prices are likely to hold up. Sentiment should improve by end-2008.
- Mass and middle segments are supported by real housing demand
- Price forecast for 2008: general residential market ▲ 5% to 10%

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Residential - Singapore

Total Potential Supply < 1996/1997



(units)
Singapore Private Residential Market – Total Potential Supply Pipeline (1996 - 2007)
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Healthy demand fundamentals coupled with potential delayed launches to lead to sustainable market
48,144
Total Potential Supply (A + B)
38,368
(B) Units without sales approval
9,776
(A) Unsold units + Units approved for sale but not launched

Source: URA

Residential - Singapore

Different Fundamental Drivers for 2 Periods



Price Index
250
200
150
100
50
0
CAGR: 25%
(1993 – 1996)
CAGR: 14%
(2005 – 2007)
Forecast
Optimistic: 20% growth
Baseline: 15% growth
Pessimistic: 5% growth
1990Q1
1990Q4
1991Q3
1992Q2
1993Q1
1993Q4
1994Q3
1995Q2
1996Q1
1996Q4
1997Q3
1998Q2
1999Q1
1999Q4
2000Q3
2001Q2
2002Q1
2002Q4
2003Q3
2004Q2
2005Q1
2005Q4
2006Q3
2007Q2
2008

Domestic Policy Changes

1. Liberalisation of CPF rules
2. Liberalisation of HDB sub-sale/foreign buyer policy
3. Mass & middle markets were drivers
4. Buyers from South East Asia

Remaking of Singapore into global city

1. Global City Effects
   - Asian gateway city
   - Influx of foreign buyers
   - IRs spinoffs
   - Increase population to 6.5m
2. En-bloc Displacement Demand
3. Luxury market as driver
4. Foreign buyers from new countries

Source: URA & CapitaLand Research

CapitaLand

Residential - Singapore

Improved Affordability

- Affordability Ratio Improved
  -- measures by mortgage repayment as a % of household income

	1995 – 1996	2006 – 2007
Luxury	Affordability is not an issue	
Overall Private Residential	46.2%	36.2%

- Income Growth Improved

	CAGR (1993 – 1995)	CAGR (2006 – 2007)
Household Income Growth – Top 20% Income Group	6.4% p.a.	8.3% p.a.

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Residential - Singapore

A Globalized/Cosmopolitan Singapore

	Past (1995/96)	Present (2007)
No. of foreigners	600,000	1 million
No. of professional expatriates	30,000	90,000
FDI Inflow	US$9bn	US$26bn
MNCs in Singapore	~3,000	~7,000
GDP (financial services)	S$15bn	S$28bn
International Air flights connection	3,100 wkly flights to 133 cities	4,000 wkly flights to over 180 cities
AT Kearney Foreign Policy Magazine Globalization Index	4th position (Year 2003)	1st position

Residential - Singapore

More Foreign Buyers Now



% of total buyers
30%
25%
20%
15%
10%
5%
0%
Number of Foreign Buyers: 1,310
13.7%
Number of Foreign Buyers: 3,696
25.0%
1996
2007

Source: URA & CapitaLand Research

Note: Definition of buyers: primary sales.

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Residential - Singapore

Key Foreign Buyers – More Diversified (1996 vs 2007)



3,500
3,000
2,500
2,000
1,500
1,000
500
-
No. of foreign buyers
515
2,000
480
1,460
193
671
27
622
44
1,035
46
308
1,195
3,062
Indonesia
Malaysia
United Kingdom
China
India
USA
Others
(>12 countries)
1996
2007

Source: URA & CapitaLand Research

Note: Definition of buyers: primary and secondary sales.

Other Nationalities not stated: Koreans, Australian, Canadian, French, Germans, Japanese, Dutch, Russians, Swiss, Irish, Italian, Norwegian

Residential - Singapore

Our Pipeline

Target to launch 800–1,000 units in 2008

Target to launch in 1H2008	Location	Units
Latitude	River Valley	130
Silver Tower site	Orchard Road	70

Pipeline of ~5.5m sq ft GFA

Pipeline	Location	Potential GFA
Char Yong Gardens	Orchard Road	261,167
Farrer Court	Farrer Road	2,350,000
Gillman Heights	Gillman	1,760,000
Nassim Hill	Tanglin	171,536
Tong Watt	River Valley	279,405
Yio Chu Kang	Yio Chu Kang	208,000


Latitude


Development at Tong Watt


Development at Farrer Court site

CapitaLand

Residential - China

Positive Policies: Promote Market Stability

- Market experiencing some short term consolidation due to the tighter credit environment, foreign capital control and weakened market sentiment
- Market fundamentals remain strong: Real demand driven by **urbanisation, demographics, strong economic growth & rising income**
- Measures aim to ensure sustainable development of the China's property market
- Opportunities should emerge for well-capitalised companies with proven track record and bona fide operating platform

Residential - China

Pipeline of >35,000 units in high-growth regions

Target to launch about 2,000 units in 2007

- Shanghai (Yangtze River Delta)
  - Hangzhou site › 1,200 units
  - Ningbo site › 1,100 units
- Beijing (Bohai Economic Rim)
  - Beijing 2 sites › 1,100 units
- Guangzhou (Pearl River Delta)
  - Guangzhou site › 3,000 units
  - Foshan 3 sites › 1,900 units
- Chendu (South Western China)
  - Chengdu Zhixin JV › 25,000 units
- Henan (Central China)
  - Central China Holdings >4 mil sqm (Zhengzhou)

Presence in 25 cities


Beijing
Bohai
Economic Rim
Central
China
Yangtze
River Delta
South Western
China
Zhengzhou
Shanghai
Chengdu
Guangzhou
Pearl
River Delta

CapitaLand

Residential - China

Gateway Cities + 2nd Tier Cities


Shanghai
(Yangtze River Delta)
GFA 0.85m
15%
Beijing
(Bohai Economic Rim)
GFA 0.66m
11%
Guangzhou
(Pearl River Delta)
GFA 0.66m
11%
Chengdu
(South West China)
GFA 1.88m
32%
Henan
(Central China)
GFA 1.82m
31%

* Effective stake in JV partners: CL Zhixin (50%), Central China Holdings (36.1%), Lai Fung Holdings (20%)

Residential - Vietnam

Gaining Traction

- 1st Residential Project in Ho Chi Minh City
  - The Vista, 750 units project, successfully launched
- Total pipeline of 4,200 homes in Ho Chi Minh City
- Strategic partnership with Nam Thang Long Investment Joint-Stock Company
  - To develop residential properties and commercial/residential mixed developments
  - Conditional agreement signed to develop 1,400 apartments and commercial and retail space on a 6.7ha site in Dist 2
  - Target to raise pipeline to 6,000 homes in the next 3 years
- Setting up first property fund to invest in Vietnam
  - Target fund size US$300m
  - CL to take ~30% sponsor stake



The Vista, Ho Chi Minh City



The Vista, Ho Chi Minh City

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Retail



CapitaLand

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Retail Malls

Retail Footprint


China
India
Japan
Malaysia
Singapore
Ha'er'bin
Hokkaido
Huhehaote
Shenyang
Beijing
Tianjin
Dalian
Lanzhou
Anyang
Laiwu, Rizhao,
Weifang, Zibo, Tai'an
Tokyo
Osaka
Xi'an
Xinxiang
Zhengzhou
Yangzhou
Mianyang
Hefei
Chengdu
Deyang
Ma'an'shan
Kunshan
Wuhu
Shanghai
Yibin
Chongqing
Wuhan
Yiyang
Nanchang
Zhuzhou
Changsha
Hengyang
Huizhou
Quanzhou
Zhangzhou
Zhaoqing
Guangzhou
Maoming
Foshan, Shenzhen, Jiangmen
Dongguan
Zhanjiang
Amritsar
Jalandhar
Khanna
Jaipur
Udaipur
Gwalior
Veranasi
Nagpur
Hyderabad
Mumbai
Bangalore
Mangalore
Chennai
Mysore
Cochin
Penang
Selangor

Portfolio of 114[1] retail malls measuring over 54 million square feet	
Countries	No. of Malls
Singapore	17
China	73[1]
Japan	7
India	15
Malaysia	2
Total	114

1. Includes 18 malls under Memorandum of Understandings signed with a few Chinese parties in various provinces/cities in China (CapitaLand Press Release dated 15 January 2007)

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Retail - Singapore

Centre Of Gravity for Retail

ion ORCHARD

- World's finest retail offering & flagship concept
- NLA of 660,000 sq ft
- 6 global superbrands to establish first duplex flagship stores in Singapore
  - Cartier, Christian Dior, Dolce & Gabbana, Giorgio Armani; Louis Vuitton and Prada



Cartier Christian Dior COUTURE DOLCE & GABBANA

GIORGIO ARMANI LOUIS VUITTON PRADA

Retail - Singapore

Expanding Retail Presence

- **Developing Retail and Entertainment Zone of integrated hub at Vista Xchange, one-north**
  - Total GFA ~24,000 sq m
  - Gross investment ~S$380m
  - Direct connectivity to Buona Vista MRT; complement bustling Rochester and Holland Village enclaves
  - Civic & Cultural Zone of integrated hub with 5,000-seat, world-class theatre
  - Target completion 2011


Vista Xchange, Singapore


Vista Xchange, Singapore

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Retail - China

Leading Retail Player in China:
- 73 malls in 44 cities
- S$8 billion worth
- 3.5 million sqm Gross Rentable Area

	Asset Value (S$m)	Funds' Exposure (S$m)	Gross Retail Area (sq m)	Total No. of Malls	No. of Operational Malls	Target Opening 2008	Target Opening 2009
Approval Obtained from Chinese Authorities	4,100	3,400	2.5mn	45	23	14	5
Pending Approval from Chinese Authorities	3,900	2,500	1.0mn	10	1	-	5
Total Committed	8,000	5,900	3.5mn	55	24	14	10
Under MOUs	-	-	-	18	-	-	-
Total	8,000	5,900	3.5mn	73	24	14	10

Retail malls anchored by Walmart constitute only about 20% of Funds' Exposure by Asset Value

Number of operational malls : 24
Target opening in 2008 : 14
Target opening in 2009 : 10

1. Includes CapitaRetail China Trust, CapitaRetail China Development Funds I & II and CapitaRetail China Incubator Fund

Retail - China

Increase Pipeline
: through Co-operative Agreement with China Vanke

- Strategic partnership with China's largest residential developer
- Pipeline to strengthen retail footprint
- Acquire existing and new retail components within Vanke's townships
- Strong endorsement of retail platform & on-ground delivery capabilities
- Acquired first project in Chengdu with another five projects in the pipeline



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India - Retail

2 Joint Ventures: Prestige & Advance India Projects Ltd
(NLA 11 million square feet / Asset Value S$2.1bn)

15 malls in 14 cities Pan-India



Amritsar Popl: 1.5 m
Jalandhar Popl: 2.0 m
Khanna Popl: 1.5 m*
Jaipur Popl: 3.3 m
Udaipur Popl: 0.6 m
Nagpur Popl: 2.4 m
Mangalore Popl: 0.4 m
Mysore Popl: 0.8 m
Gwalior Popl: 0.7 m
Varanasi Popl: 3.1 m
Hyderabad Popl: 6.1 m
Chennai Popl: 7.5 m
Forum Value Mall, Bangalore Popl: 5.3 m
Graphite India, Bangalore Popl: 5.3 m
Cochin Popl: 0.6 m
Jammu, Kashmir and Northern Areas
Srinagar
Himachal Pradesh
Uttar Pradesh
Madhya Pradesh
Gujarat
Maharashtra
Bihar
Orissa
Assam
Andaman and Nicobar Islands
Port Blair
Lakshadweep

Legend
- Cities
- Regions
- Country outline
- Region names
- AIPL Projects
- Prestige Projects

* Including the population of nearby Ludhiana

CapitaLand

Retail - Malaysia

Seed assets for proposed pure play Malaysian REIT

- **Gurney Plaza, Penang**
  - Total consideration : RM793.0m (S$346.8m)
  - NLA 700,000 sqft
- **MINES Shopping Fair, Selangor**
  - Total consideration : RM450.2m (S$196.9m)
  - NLA 650,000 sqft



Gurney Plaza, Penang



Mines Shopping Fair, Kuala Lumpur

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Commercial



CapitaLand

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Commercial – Singapore

Supply Remains Tight till 2010

- **Remaking of Singapore into global city:**
  - Growing importance as regional financial centre
  - Convenient air connection to other parts of Asia
  - Quality of living enhanced by vibrant arts and entertainment
- **Demand remains strong:**
  - Intense competition for vacant office space in the CBD
  - High pre-commitment interests in future projects
  - Under investment in office space for the past 10-years
  - Differentiated supply policy (low cost rental for back office)
- **Continued rental growth in 2008 / 2009**
  - Overall costs still competitive vis-à-vis other major Asian cities
  - ▲10% - 15% compared to doubling of rental in 2007

Commercial - Singapore

Competitive As A Global Business Destination

Global Ranking

Country	2007-2008 Ranking
United States	1
Switzerland	2
Denmark	3
Sweden	4
Germany	5
Finland	6
Singapore	7
Japan	8
United Kingdom	9
Netherlands	10
Korea	11
Hong Kong	12
Canada	13
Taiwan	14
Austria	15

Asia Country Ranking

Country	2007-2008 Ranking
Singapore	7
Japan	8
Korea	11
Hong Kong	12
Taiwan	14
Australia	19
Malaysia	21
New Zealand	24
Thailand	28
China	34
India	48
Indonesia	54
Vietnam	68
Philippines	71

Source: World Economic Forum "Global Competitiveness Report 2007-08" & CapitaLand Research

CapitaLand

Commercial - Singapore

Occupation Cost still lower than other Global Financial Centres

CBRE Global 50 Index (by "occupation cost" in US$/sf/year)

City	Ranking (Nov 07)	Cost
London (West End)	1	328.91
Mumbai (Bombay)	2	189.51
Moscow	4	180.78
Tokyo	5	178.61
Paris	7	127.48
New Delhi	8	126.73
Hong Kong	10	106.31
Singapore	11	102.37
New York (Midtown)	12	100.79
Dubai	13	98.32
Seoul	23	77.58

City	Ranking (Nov 07)	Cost
Abu Dhabi	29	68.09
Shanghai (Pudong)	42	58.55
Sydney	48	52.33
Shanghai (Puxi)	49	52.30
Amsterdam	50	52.15

** Fall outside Top 50*

Source: CBRE Global Market Rents & CapitaLand Research

- Singapore office occupation costs is 11th globally in Nov 07 (vs. 24th in May 07) and over 3x cheaper than London

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Commercial - Singapore

Healthy Office Absorption Expected

- CBRE projected annual take-up for 2007-2012 is 1.6 mil sq ft
- Occupancy rates expected to remain between 91% to 95%
- Some future supplies have already been pre-committed, e.g. 1.6 mil sq ft in 2010 (MBFC)



Singapore Private Office Space (Central Area) -- Demand & Supply
Office Space (mil sq ft)
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Average annual demand during previous growth phase ('93-'97): ~2mil sq ft
Period of undersupply
New growth phase (super hub)
1.0
1.4
2.7
3.8
Supply Forecast & Projected Take-up
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (Jan 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaLand

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Commercial - Singapore

Positive Rental Reversion

Lease expiry profile to capture rising market rental value


CCL Office Expiry Profile
(with CCT & Raffles City Tower)
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
30.8%
24.3%
26.8%
17.2%
2008
2009
2010
2011 & beyond

Commercial

Portfolio Reconstitution
- achieved benchmark sales prices

- **Divested 45% stake in AIG Tower in Hong Kong**
  - — Price: S$1.6 billion (c.S$3,767 psf GFA)
- **Divested 50% stake in Hitachi Tower**
  - — Price: S$811 million (c.S$2,900 psf NLA)
- **Divested 50% stake in Chevron House**
  - — Price: S$730 million (c.S$2,780 psf NLA)
- **Divested 90% stake in 8 Shenton**
  - — Price: S$1,039 million (c.S$1,550 psf NLA)
- **Acquired remaining 50% stake in 1 George Street and subsequently granted call option to CCT**
  - — Price: S$1.165 billion (c.S$2,600 psf NLA)


8 Shenton Way, Singapore


1 George Street, Singapore


Chevron House, Singapore


AIG Tower, Hong Kong

82 - 4507

Commercial

Redeployment: Developments

- **Wilkie Edge Development**
  - Sold to CCT
    - Price: S$262.0m or S$1,177 psf NLA
  - Mixed Development:
    - Office : 9,588 sq m
    - Retail : 3,396 sq m
    - Serviced apartments : 154 units*
- **Market Street Car Park****
  - Granted Outline Planning Permission ("OPP") for redevelopment into Grade A office tower
    - Estimated GFA 850,000 sq ft


Wilkie Edge, Singapore


Market Street Car Park, Singapore

Sold to The Ascott Group
*** owned by CCT*

Commercial

Redeployment: Overseas

- **Raffles City Hangzhou site for RMB1.0b**
  - Grade-A office tower, retail mall, five-star hotel and residential units
    - Land cost RMB3,601 (S$715) psm ppr
    - GFA of 283,568 sqm
- **Shanghai site (Zhabei District) for RMB598.1m**
  - Offices and high-end hotel or serviced residences
    - Land cost RMB8,414 (S$1,671) psm ppr
    - GFA of 71,085 sqm
- **Prime site in Shinjuku, Tokyo**
  - Invested JPY32b (20% stake) in a commercial cum residential site with Mitsubishi Estate Co., Ltd and Heiwa Real Estate Co., Ltd
- **Red Diamond Plaza (IBM Centre, Beijing)**
  - acquired for RMB175m

Hangzhou Site
- Prime Location


Shanghai-
Hangzhou
Maglev Station
Airport
Qianjiang New Town
(Hangzhou new CBD)
SITE
West Lake

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Raffles City Brand



CapitaLand

Raffles City

Raffles City Brand by CapitaLand

- **4 more RAFFLES CITY under development to add to existing ones in Singapore and Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City HANGZHOU
  - Raffles City BAHRAIN


Raffles City Beijing


Raffles City Chengdu


Raffles City Shanghai

ILEC



CapitaLand

ILEC's Current Footprint



Raffles City Bahrain
Macao Studio City, Macau
Zayed Sports City, Abu Dhabi

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ILEC's Priority Markets & Focus


Dubai


Oil- / Gas-Rich Countries:
GCC and Russia
• High GDP per capita
• High propensity to spend
Asia: China / India /
Vietnam
• Explore multi-sector footprint
• Key gateway cities
• Major tourist destinations
Gaming Jurisdictions:
• Opportunistic e.g. Macau SAR

82 - 4507

Serviced Residences



CapitaLand

Ascott

THE ASCOTT GROUP
A Member of CapitaLand

Voluntary Unconditional Cash Offer for The Ascott Group

- **Rationale for Privatisation**
  - Strengthen Ascott's leadership position in the market
  - Replicate CapitaLand's successful business model
  - Maximise CapitaLand's competitive advantage
  - Increase cost savings
- **Aggregate Holding as at 11th March 2008 (including acceptances)**
  - 98.37% of total number of shares in issue
  - Proceed to compulsory acquisition and subsequent delisting



Financial Services



CapitaLand

Financial Services

Singapore REITs Have Corrected


Hong Kong
Singapore
Australia
US
UK
Japan

Financial Services

Has It Over Corrected?

Yield Spread between REITs and Government Bond (Feb 2008)



4%
3%
2%
1%
0%
3.61%
3.22%
2.99%
2.30%
0.50%
Singapore
Malaysia
Japan
Hong Kong
Australia

Average Dividend Yield Spread	
Stock	REIT
-0.20%	2.50%

Source: JP Morgan & CapitaLand Research

- REITs dividends – rentals, are generally linked to inflation
  Higher inflation → higher rentals
  REITs therefore could hedge inflation.

Financial Services

Target AUM of S$25b in 3-5 yrs
: S$11.8bn of investible capital yet to be deployed


S$Billion
30
25
20
15
10
5
0
3.1
6.0
8.5
14.3
17.7
Target
25.0
2003
2004
2005
2006
2007
3-5 Yrs
Private Funds
REITS

- AUM includes ART & Ascott China Fund, which are managed by CapitaLand's subsidiary, Ascott Group and its subsidiaries.

Financial Services

CapitaLand Reits' low gearing leave ample room for future acquisitions


Statutory gearing limit for rated S-Reits
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
34.7%
23.9%
29.7%
33.1%
15.0%
CMT
CCT
CRCT
ART
QCT

82 - 4507

82 - 4507.

Financial Services

5 REITS & 14 Private Equity Funds


GCC (1)
• Raffles City Bahrain Fund
Asia (3)
•ART
•IP Property Fund
•CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Singapore (3)
• CMT
• CCT
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
China (7)
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

CapitaLand Presentation *April 2008*

CapitaLand

Industrial & Logistics



CapitaLand

Industrial & Logistics

JV Partnership:
CapitaLand 51% & Australand 49%

- Create an immediate development platform for expansion in Asia
- Targeting high growth markets: China, India, Vietnam, Thailand and Malaysia



CapitaLand
AUSTRALAND
JV: Pan Asian Development Platform in Industrial & Logistics Sectors
Design
Development
Construction
Tenant Marketing
Leasing
Property Management Services

CapitaLand

82 - 4507

Industrial & Logistics

Pan-Asian Development Platform in Industrial and Logistics Sectors

- **Partner with Australand to capitalise on the industrial and logistics real estate 'white space' in Asia**

CapitaLand

- Competencies along the entire real estate value chain, strong property development capabilities
- Strong presence across Asia Pacific
- Extensive network of customers, tenants & partners
- Fund structure to hold industrial & logistics assets

AUSTRALAND

- One of the largest developer of warehouse and logistics space in Australia
- Track record and in-depth expertise in designing, developing and managing industrial and logistics properties
- Extensive tenant base from national and international corporations such as LG Electronics, DHL, Electrolux, Makita, BMW, Toyota and Coles.

Industrial & Logistics

Asia Logistics Market Outlook

Asia-Pacific Logistics Market Value



$ billion
% Growth
300
250
200
150
100
50
0
12.0%
10.0%
6.0%
2.0%
0.0%
2005
2006
2007
2008
2009
2010

Source: Datamonitor

- **Asia-Pacific is world's largest logistics market**
  - World's manufacturing hub
  - Growing consumer markets
  - Will account for 38% of global market revenues in 2010
- **State of logistics market in Asia**
  - Fragmented with no clear market leader
  - Relative shortage of good quality facilities

82 - 4507

Growth Strategy



Growth Strategy

- **Residential**
  - Expand overseas operations (eg. China & Vietnam)
  - Roll out of pre-committed projects in Singapore
- **Commercial**
  - Reconstitute Portfolio
- **Retail**
  - Rollout the pipeline in China & grow CRCT's portfolio
- **ILEC**
  - Continue to seek out potential projects
- **Serviced Residences**
  - Synergize operations with the Group and expand footprint
- **Financial Services**
  - Create more private equity funds and REITs
- **Industrial & Logistics opportunities**
  - Seek out opportunities in China

CapitaLand

Capital Allocation by Geography 2001 to 2007


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
Europe
6%
7%
7%
12%
7%
6%
5%
Australia & New Zealand
9%
11%
16%
19%
21%
21%
19%
Singapore
Other Asia*
China
6%
7%
7%
9%
18%
23%
25%

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

Corporate Initiatives



CapitaLand

Green Initiatives 2007

Green Awards

Awarded a total of 17 Green Awards in 2007

Environmental Management System

Achieved ISO 14000 certification for CapitaLand Group in Singapore and CapitaLand China



Green Building Guidelines (GBG)

Formulated and Implemented the GBG across business units in Singapore

Environmental Tracking System (ETS)

Formulated an ETS enabling online tracking of Green Building Indicators of CapitaLand's properties from 2008


Environmental Tracking System
Our buildings can be in any design so long as they are 'green'.

Green Awareness for Staff

Specialised training sessions conducted for relevant staff on designing and operating green buildings

Corporate Philanthropy
- Helping needy children in schools

CapitaLand FOUNDATION

- Donated >S$1.6m to over 30 children's charities in S'pore and overseas
- Launched CapitaLand Kids Programme to provide direct financial support to 700 needy children in Singapore, Thailand and Vietnam
- Volunteer Expeditions to Yunnan and Vietnam

- **China**. Two more Hope Schools in Sichuan. Launch of "Building for Tomorrow" book on voluntary experience at CapitaLand Huangmaoling Hope School, Yunnan .
- **Thailand**. Three school farms in Nang Rong to provide food for poor students; two school dormitories in Wieng Kaen
- **Vietnam**. School facilities in Rach Gia and Danang









CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY
CAPITALAND INDUSTRIAL & LOGISTICS (CHINA) HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand Industrial & Logistics (China) Holdings Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
2 April 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITALAND ILEC PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand ILEC Pte. Ltd. ("ILEC") has increased its issued and paid-up share capital from S$2 to S$50,000,000 by allotting and issuing an additional 49,999,998 ordinary shares to CapitaLand for a cash consideration of S$49,999,998.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
9 April 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY CAPITOL SQUARE PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect wholly-owned subsidiary, Capitol Square Pte Ltd ("Capitol Square"), had upon its application and as subsequently notified in the Government Gazette notification dated 8 April 2008, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 4 April 2008.

The above striking-off of Capitol Square is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
9 April 2008

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF 50% STAKE IN KSHITIJ CAPITALAND MALL MANAGEMENT PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail India Pte. Ltd. ("CRIPL"), has entered into a sale and purchase agreement (the "Agreement") with Future Capital Holdings Limited (a party unrelated to CapitaLand) ("FCHL") for the sale of its stake in Kshitij CapitaLand Mall Management Private Limited ("KCMMPL"). Pursuant to the Agreement, CRIPL has sold (the "Sale") its entire 50% stake (comprising 342,000 equity shares) (the "Sale Shares") in KCMMPL to FCHL, which is the other existing shareholder holding the remaining 50% stake in KCMMPL.

The cash consideration (the "Consideration") for the Sale Shares is INR5.6 million (approximately S$194,000). The Consideration was arrived at on a willing-buyer willing-seller basis. CapitaLand's carrying value of the Sale Shares was INR6.2 million (approximately S$216,000) as at 31 December 2007. Following the Sale, KCMMPL has ceased to be an indirect associated company of CapitaLand.

The Sale is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
9 April 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	09-Apr-2008 18:01:09
Announcement No.	00137

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Interest payment relating to floating rate notes series 002 issued under The Ascott Capital Pte Ltd's S$1 billion multicurrency medium term note programme"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.MTN.9Apr08.pdf Total size = **239K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER THE ASCOTT CAPITAL PTE LTD'S S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747 (2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, The Ascott Group Limited wishes to announce the following interest payment in respect of the S$65 Million Floating Rate Notes Due 2010 (the "Series 002 Notes") issued under the S$1 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, The Ascott Capital Pte Ltd.

Principal Amount of Notes:		S$65 Million
Interest Period	:	From 29 October 2007 (inclusive) to 28 April 2008 (exclusive)
Interest Rate	:	2.95559% per annum
Interest Amount	:	S$3,684.37 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	:	28 April 2008
Ex-Date	:	17 April 2008
Record Date	:	5 p.m., 21 April 2008
Paying Agent	:	Citicorp Investment Bank (Singapore) Limited, 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Hazel Chew/ Lam Chee Kin
Joint Company Secretaries
9 April 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

S$1,996,000,000 SYNDICATED TRANSFERABLE SECURED FINANCING FACILITIES FOR THE FARRER COURT RESIDENTIAL PROJECT

CapitaLand Limited ("CapitaLand") wishes to announce the following in connection with the acquisition of the site at Farrer Court (the "Property") and the construction and development of a prestigious and iconic 36-storey residential condominium designed by renowned Pritzker Architecture Prize winner, Zaha Hadid:

- In June 2007, Morganite Pte. Ltd. (the "Borrower"), a joint venture vehicle between CapitaLand Residential Limited, Hotel Properties Limited, Morgan Stanley Real Estate Special Situations Fund III, L.P. and Wachovia Development Corporation (collectively, the "Sponsors") with respective interests of 35%, 22.5%, 22.5% and 20% in the Borrower, agreed to acquire the Property for a cash consideration of S$1,338,800,000 through a collective sale (the "Acquisition"). The Acquisition was completed on 10 March 2008.

- The Borrower has entered into a facility agreement (the "Facility Agreement") with, inter alia, the Mandated Lead Arrangers and Bookrunners (as defined below) who have agreed to grant secured term loan, revolving credit and bank guarantee facilities (the "Facilities") of up to an aggregate amount of S$1,996,000,000 to the Borrower, upon the terms and subject to the conditions of the Facility Agreement.

- The mandated lead arrangers and bookrunners are DBS Bank Ltd., UOB Asia Limited, Standard Chartered Bank, Oversea-Chinese Banking Corporation Limited and The Royal Bank of Scotland plc (collectively, the "Mandated Lead Arrangers and Bookrunners").

- In conjunction with the Facility Agreement and the Facilities, United Overseas Bank Limited will act as facility agent and security agent.

- The Facilities will be secured by, inter alia, a mortgage over the Property and a debenture over the assets of the Borrower. In addition, the Sponsors will also provide certain project and facility undertakings in respect of the Facilities.

- The proceeds of the Facilities will be used to, inter alia, refinance the acquisition costs of the Property, as well as to finance the construction and development of the Property, partially.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand have any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
11 April 2008

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF FIRST QUARTER 2008 FINANCIAL RESULTS

CapitaLand Limited wishes to announce that it will release on Wednesday, 30 April 2008, its financial results for the first quarter ended 31 March 2008.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
15 April 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Apr-2008 15:21:00
Announcement No.	00030

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Australand - "(1) 2008 Annual General Meeting - Chairman's Address; (2) 2008 Annual General Meeting - Managing Director and Chief Executive Officer's Address; and (3) Annual and General Meetings - Outcome of Resolutions put to the meetings"
Description	CapitaLand Limited's subsidiary, Australand, has today issued announcements on the above matters, as attached for information.
Attachments:	ALZ.MDAddress.17Apr08.pdf ALZ.annc.17Apr08.pdf ALZ.AGM.ProxyResults.17Apr08.pdf Total size = **1820K** (2048K size limit recommended)

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82 - 4507

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
Code: ALZ

17 April 2008

2008 ANNUAL GENERAL MEETING
CHAIRMAN'S ADDRESS

I would like to present a brief overview of our results and comment on a number of governance matters which are important to you, our security holders.

2007 was another year of significant achievement for Australand.

For the year ended 31 December 2007, the Group's operating profit after tax (excluding unrealised gains in property revaluations) was $163.2 million, an increase of 5% on the prior year.

The Group's ability to manage economic and competitive challenges, while at the same time achieving an 11% increase in statutory profit, is testament to the ongoing successful execution of our strategy.

This result reflected an improved full year operating profit before tax from all businesses. The Commercial & Industrial business delivered an outstanding result with an operating profit before tax of $70.1 million, up 75% on the 2006 result. The Investment Property business also performed strongly, achieving a profit before tax of $106.7 million, representing an 11% increase on the prior year. Operating profit before tax for the Residential business was $103.6 million, up 1% on 2006.

These results are particularly pleasing given the difficult economic challenges faced by the Property Industry in 2007, together with the prevailing conditions in some domestic markets, especially the New South Wales residential market. Once again, our diversified business, in terms of both sectors in which we operate and our geographical presence, has been the cornerstone of our strong business performance in 2007. Bob Johnston will provide further details on our 2007 results in his address.

Earnings per stapled security on operating profit increased 2%, from 17.3 cents to 17.6 cents. The Board declared a fourth quarter dividend / distribution of 5 cents per stapled security, bringing the total dividend / distribution per stapled security to 17.0 cents per stapled security, up 3% from 16.5 cents in the prior year.

AUSTRALAND

With regard to the timing of dividend / distribution payments, the Board agreed at its meeting yesterday to move to the payment of half-yearly dividend / distribution payments in place of the quarterly dividend / distribution payments currently made. The issues giving rise to this decision included the increasing complexity of calculating and notifying the market of the estimated taxable components of the distribution (a requirement recently introduced by the Australian Taxation Office), the uneven nature of the Group's earnings profile quarter on quarter and administrative costs.

In order to give security holders time to adjust their cash flow expectations, the Board has determined to pay the quarterly distributions for the March and June quarters (paid in early May and August respectively) and then to pay a half-yearly distribution for the December half (payable in February 2009). Accordingly, there will be no quarterly distribution paid for the September 2008 quarter.

Recent market volatility has considerably changed the operating environment over the past three months. The tightened credit market, combined with the concerns around the weakening economies in the US and Europe, has created a great deal of uncertainty in the market place. Whilst this volatility in the debt and equity markets has impacted the entire property industry, Australand's underlying operating businesses remain in good shape, with strong underlying fundamentals supporting the sectors we operate in.

As a business, Australand has, and remains, very focussed on capital management. Our balance sheet and the facilities we have in place are well supported by quality assets and strong operating cash flows from the businesses.

One of the consequences of this market volatility, is the need for companies to focus on debt and in particular 'look through' gearing. There is also a need to provide transparency around debt facilities and debt renewal programmes. To this end, Bob Johnston will provide you with a more detailed overview of this issue in his presentation. Suffice to say that Australand is adopting a prudent capital management approach in dealing with the current global economic conditions.

The Australand Board takes its governance responsibilities very seriously and we are continuously planning for the future needs of the Group. This includes managing the Board renewal process; during 2007, there were a number of changes to the Board which I will now outline.

AUSTRALAND

In the first half of last year, the Board carried out an extensive executive search for a new Chief Executive Officer and Managing Director to replace Brendan Crotty who retired in June 2007 after 30 years with the Group. This search culminated with the announcement in April 2007 of the appointment of Bob Johnston. Bob joined Australand in August of last year and brings to the Group in excess of 20 years property industry experience gained in senior executive roles both in Australia and overseas. Bob has now been with Australand for almost nine months and the Board is delighted with the leadership, skills and renewed energy that he has brought to and instilled in the Group.

It would be remiss of me not to recognise the substantial contribution made by my predecessor, Tham Kui Seng, during his seven years on the Board, including six years as Chairman. Kui Seng stepped down as Chairman in May last year but remained on the Board through to December to ensure an orderly hand over between Brendan Crotty and Bob Johnston. The Board would like to acknowledge Kui Seng's leadership and wise counsel during his time as Chairman and as a director of Australand.

Bill Beerworth also retired last July after ten years on the Board. During his tenure, Bill brought to the Group many years of experience, particularly in corporate law and governance. The Board would like to place on record its appreciation to Bill for the invaluable contribution he made during his time on the Board.

We were delighted to welcome both Stephen Newton and Olivier Lim to the Board in December 2007. The biographies for these directors are included in the Annual Report and in the Notice of Meetings. The combined skills and expertise of Stephen and Olivier complement the existing Board's experience and performance. Both of these new directors will be seeking election by security holders at this meeting today.

In conclusion, the Group has delivered another strong result for 2007. Australand is performing well and our underlying operating businesses are in good shape. The Group has a well-defined strategy, a strong balance sheet, an outstanding pipeline of growth opportunities and a very experienced and highly motivated executive management team, all of which augers well for ongoing growth in total security holder returns.

I would like take this opportunity to recognise and thank all of our employees for their contribution to the ongoing success of the Australand Group. I would also like to thank my fellow Directors for their dedication and commitment in delivering what has been another very good result for security holders. Finally, I would like to thank you, our owners, for your ongoing support and confidence in the Board and management of Australand.

AUSTRALAND

I would now like to invite Bob Johnston, our Managing Director, to deliver his review of the 2007 year and outline our strategies for the year ahead.

For further information, please contact:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

AUSTRALAND

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138
Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde
T 02 9767 2000
F 02 9767 2900
www.australand.com.au

ASX Announcement
Code: ALZ

17 April 2008

2008 ANNUAL GENERAL MEETING
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S ADDRESS

(Note: A copy of the slides is provided at the end of the address).

(Slide 1)

Thank you Mr Chairman, and good morning ladies and gentlemen.

Having joined Australand in August last year, this is my first Annual General Meeting and I am very pleased to be here.

My presentation today will provide you with an overview of our performance for 2007 including operating highlights from each of our divisions.

I will then look at capital management before moving to an overview of the strategies and the outlook for 2008.

(Slide 2)

Turning firstly to our results.

We had a strong year in 2007 with all divisions making significant contributions.

Our operating profit for 2007 was $163.2 million, up 5% for the full year.

We also recorded unrealised gains on property revaluations for the year of $106 million, taking our Statutory Profit after Tax to $269.2 million.

As mentioned by our Chairman, on the strength of this operating result, we announced in December an increased distribution of 0.5 cents per stapled security. This brought distributions for the full year to 17 cents.

Our gearing, measured as the ratio of net interest bearing debt to total tangible assets, stood at 40.4% as at the end of 2007, which is similar to our position in 2006, and in line with the LPT Sector average.

AUSTRALAND

With the recent fallout that has occurred in the market generally and the rising cost of debt, this topic is front of mind for all, and I will speak to this in more detail, later in the presentation.

Over the last few years the strategy at Australand has been to develop a diversified real estate platform that is more resilient to market cycles and today, we have three key business streams providing diversification.

I will now take you through the 2007 results for each division.

(Slide 3)

The Commercial and Industrial business delivered a stellar result for the year with profit before tax of $70.1 million, up 75% on 2006.

This business has achieved significant growth over the last 3 years as you can see from this slide.

Even more pleasing has been the improvement in capital efficiency with total assets employed standing at $409 million as at 31 December 2007, delivering a return on average capital employed of 21%.

Victoria and NSW remain our strongest revenue contributors for Commercial and Industrial. More recently we have expanded our activities in Western Australia and Queensland and extended our reach into South Australia.

We expect that contributions from these states will continue to grow over time providing further geographic diversity for the business.

(Slide 4)

Turning now to our Investment Property business.

Our investment portfolio continued to grow with total assets at the end of 2007 of approximately $1.9 billion. The growth in the portfolio came from a combination of:

- The acquisition of 16 internally developed assets and 4 externally sourced assets; and
- Property revaluations.

Operating profit was up 11% to $106.7 million and our rental income increased 3.5%, on a like for like basis, over the previous year.

AUSTRALAND

Overall, we maintain a well balanced investment portfolio of high quality assets with good lease covenants, and structured rental growth.

During 2007 we also established our 6th wholesale fund AWPF6. The fund comprises 8 assets with a gross asset value of $220 million.

While it has been a challenging environment we raised $110 million of external equity for the fund against our target of $125 million. A result we are pleased with.

The assets for the fund came from both our internal development pipeline and from our investment portfolio. This is consistent with our strategy to recycle capital as part of our overall approach to effective capital management.

(Slide 5)

Our Residential business turned in a solid performance for the year, delivering a profit before tax of $106.3 million.

The Victorian and West Australian markets performed strongly in 2007, however NSW remained challenging.

We did achieve positive results from projects at The Ponds in north-western Sydney, Belrose and Warriewood on the northern beaches and our Joint Venture apartment project called North, at Milsons Point.

Our total residential assets for the year stood at $1.3 billion. The increase on 2006 is a result of a restocking program in Queensland and Victoria, markets which we see as having the strongest underlying fundamentals.

As you can see the residential business continues to make a significant contribution to the group result.

(Slide 6)

Our strategy has been to develop a diversified real estate platform that is more resilient to market cycles and in particular, the cycles of the residential sector.

Capital has been allocated to our Commercial & Industrial business and the Investment Portfolio and this slide highlights that approximately 64% of earnings now come from non-residential activities.

We have also commenced developing a presence in the retail sector which, in time, will provide further diversification.

AUSTRALAND

It is also worth noting that 40% of our earnings are generated from the Investment Portfolio, which provides us with a solid base of recurrent annual income.

(Slide 7)

Looking at the group overall, I'd now like to mention a few of our 2007 highlights.

Australand's Commercial & Industrial business continued to cement its position as one of the recognised market leaders in the sector, delivering 385,000 square metres of space. Revenue increased by 123% for the year and we continued to invest for the future, increasing our land-bank by 42% to 566 hectares.

Our ability to develop this significant land bank is a function of our strong client relationships, integrated skills and our reputation for delivering a quality product.

Our design and construction capability provides us with a distinct competitive advantage and allows us to make real time commitments to our clients. This is evidenced by the increased committed forward workload we have for 2008.

Our Investment Property portfolio grew by 26%; We maintained occupancy levels at 99.9% with a high quality tenant profile. 47% of the portfolio income is generated from ASX200 listed companies, 24% from multi national corporations and 8% from federal and state government tenants.

This portfolio is diversified and modern, and has an average lease expiry of 6.9 years.

In our Residential business, we recorded our best land sales result in Victoria since 2003, with over a thousand lots sold. Port Coogee in Western Australia continued its success, highlighted by the sale of 28 peninsular lots in late November, for gross proceeds of $78 million.

2007 was also a successful restocking year for our Residential business and our residential pipeline increased to have an end value of c$6.8 billion.

In summary, 2007 was a strong year for the business and I am pleased with the results. I would like to take this opportunity to thank the staff of Australand who worked diligently throughout the year to ensure that they delivered the results for you, our security-holders.

AUSTRALAND

(Slide 8)

I would now like to spend some time on capital management.

The recent credit crunch and reduced liquidity in the market has heightened the level of focus on debt from investors and analysts, and in particular look-through gearing. The availability of credit has tightened and associated costs have increased significantly as risk is re-priced.

While Australand has no direct exposure to the US sub-prime mortgage crisis, there is no doubt that the operating environment has become more challenging with increased financing costs and weaker business and consumer sentiment.

Our balance sheet and the debt facilities we have in place remain well supported by quality assets and robust operating cash flows from the businesses.

At 31 December 2007, our net interest bearing debt was $1.5 billion, of which 97% was secured over our investment portfolio and development pipeline and 79% hedged against interest rate movement.

I am pleased to advise that Australand has no major debt facilities maturing in 2008.

Turning now to more detail on Australand's debt maturity profile.

(Slide 9)

As you can see from this slide we have two major debt facilities maturing in mid-2009; the Multi Option Facility and the first of two series of Commercial Mortgage Backed Securities.

Our immediate focus is on the Multi Option Facility. This is a 2 year facility, which is negotiated annually in order to maintain a perpetual 2 year term.

I am pleased to report that we have successfully negotiated an increase in this facility by a further $200 million with the addition of two new banks to the syndicate and we are now well down the path in our discussions to extend the maturity date to mid 2010.

Once this is complete we will move our attention to reviewing our options for the first of the series of Commercial Mortgage Backed Securities maturing in mid 2009.

AUSTRALAND

We are very focussed on our capital management to ensure that the business is appropriately supported for the future.

(Slide 10)

Now turning to the future.

I will now take you through our strategies for growth over the medium term.

As a management team, we have developed the following key strategies for the business:

- To leverage the existing business platforms that we have in place
- To grow our Funds under Management, and
- To expand into the Asian Market.

To support our plans we will be ensuring that we have:

- Effective Capital and Risk Management disciplines in place
- And a focus on developing our people and culture.

Let me now step through each of these in a little more detail.

(Slide 11)

In the Residential business, our first priority is to maximise the opportunity from our large development pipeline. This pipeline has now grown to have an end value of c$6.8 billion.

As affordability constraints are an ever-increasing issue, product innovation and customer focus will be fundamental to maximising value from the pipeline.

We have established a centre of excellence in Melbourne to develop innovative approaches to the design of the homes we build, and the communities we create.

Our end to end capabilities, from master-planning through to design and delivery, position us well to achieve this.

Investing for the future is important and we plan to invest in growth corridors where long term supply and demand imbalances exist.

Our Commercial and Industrial business has achieved considerable growth in volume over the last two years and the end value of our development pipeline now stands at c$3.5 billion.

AUSTRALAND

Our focus on execution and the delivery of quality products for our clients will be critical to maintaining our momentum in Victoria and New South Wales. At the same time we will continue to grow our positions in Queensland, Western Australia and South Australia.

We have also recently established a presence in the retail sector. I can see a number of opportunities across the business and in the market place where we can leverage our retail, commercial and residential skills, for mixed use developments.

(Slide 12)

Our second strategy is to further grow our Funds under Management which is a natural extension of our current capabilities. We have the asset management function in place and have successfully raised capital for funds in the past.

Our strong development pipeline and our ability to create value in the development and management of real estate, places us well to establish a series of funds over time.

This will provide us with four key benefits: capital recycling, annuity income, future development opportunities and importantly, ongoing access to our clients to maintain relationships.

Development remains an efficient source of generating assets and our Commercial & Industrial pipeline alone delivers approximately $600 million of product per annum. While the appetite from the institutional investor market for real estate has waned recently, we believe that this will change once confidence is restored.

We are planning the establishment of two new funds, a Residential Development Fund, and a fund for Commercial & Industrial assets. The timing of these funds will be dependent on market appetite.

(Slide 13)

The Asian economies remain the strongest growth markets globally and we see a real opportunity for us to take our industrial development business model to the Asian region.

In February, we announced a joint venture with our major security holder, CapitaLand, to develop and manage industrial and logistics properties in Asia.

This Joint Venture integrates the strong capabilities of both organisations.

AUSTRALAND

Australand has an enviable track record in designing, developing and managing industrial and logistics properties in Australia.

CapitaLand has a vast business network, dedicated human and financial resources, as well as a significant development footprint in Asia.

Together, the combination is powerful.

Our initial focus is on China and we expect to look at some other emerging economies over time. Obviously, given the current market conditions, we are approaching this cautiously.

Having worked and managed businesses in Asia for 4 years, I see the opportunity as one that will provide long term value for our business.

(Slide 14)

To support these strategies we will be ensuring that we have effective capital and risk management in place.

The key priorities are to extend our debt maturity profile, and to continue to support the business with an effective capital base.

In addition, we are currently reviewing our options for the $275 million of ASSETS hybrid equity securities that were issued in October 2005 and have a step up date in October of this year.

We will provide further information on this in due course.

Extending our Funds Management platform and capital partnering relationships will be an essential part of our strategy to maintain prudent gearing levels as we grow the business over the medium term.

(Slide 15)

Our final strategy centres around four key themes.

We will focus on the development of our people and on creating opportunities for them as we grow.

We will also continue to develop a collaborative and performance-based culture to support our growth.

AUSTRALAND

Coupled with this, it is important we enhance our credentials in the area of sustainability. This includes addressing the needs of the environment and the end users of the product we create. I see this as an essential part of our value proposition to attract and retain talent.

One of our competitive advantages is that we build our product. With this, comes the need to ensure that we are disciplined and uncompromising in our approach to safety.

Tragically, two weeks ago on one of our projects in Melbourne, a construction worker employed by one of our sub-contractors, lost his life.

We are deeply saddened by the incident and our Melbourne team were particularly devastated. We are working with the authorities and undertaking a thorough review to understand the cause of the incident and to examine means to mitigate similar risks in the future.

The safety of our people and the people who work on our projects is our first priority. We will continue to enhance our systems and strive to ensure that people go home safely from our projects each day. This is a key focus for me and my management team.

(Slide 16)

Turning now to our outlook for 2008.

Firstly, looking at Residential. We see the residential business continuing to make an important contribution to the group.

Underlying demand for residential property continues to be supported by Australia's population growth. However, twelve successive interest rate rises and increasing affordability constraints create a challenging environment for our residential business in the near term.

Our Commercial and Industrial business is forecast to continue to grow and our high quality Investment Property portfolio will provide growth in recurrent income.

At our February Results announcement we provided guidance of 2-3% growth in operating earnings per stapled security.

Markets since that time have remained challenging and in some sectors have deteriorated. While our guidance remains unchanged, we are carefully

AUSTRALAND

monitoring the situation and will be providing a further update at our half year results.

We are pleased with our performance for 2007. Our diversified platform is delivering results and we have a management team that is energised and excited by the opportunities to shape the business over the next few years.

Thank you and I will now hand back to the Chairman to continue with the proceedings.

For further information, please contact:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

BOB JOHNSTON

CHIEF EXECUTIVE OFFICER





GROUP RESULTS FOR 2007

	2007	% Change
Statutory Profit	$269.2m	↑ 11%
Operating profit	$163.2m	↑ 5%
Earnings per stapled security [1]	17.6c	↑ 2%
Dividends/Distributions per stapled security	17.0c	↑ 3%
NTA per stapled security	$1.70	↑ 9%
Gearing	40.4%	

[1] Earnings per stapled security ("EPS") excluding unrealised revaluation gains

COMMERCIAL & INDUSTRIAL – IMPRESSIVE GROWTH


QLD
3%
VIC
44%
WA
14
NSW
37
SA
2%

2007 Revenue[1]


PBT $M
80
70
60
50
40
30
20
10
0
$17.8m
$31.7m
$40.0m
$70.1m
2004
2005
2006
2007

Performance		
Total Assets		$409m
Revenue		$583.8m
PBT	75%	$70.1m
ROACE		21%

[1] C&I Revenue includes Australand share of Joint Ventures

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INVESTMENT PORTFOLIO & FUNDS – STRONG RECURRENT INCOME


WA 1%
SA 1%
VIC
NSW 58%
QLD

2007 Portfolio Assets


PBT (INCL.REVAL) $M
250
200
150
100
50
0
$61.0m
$128.7m
$211.3m
$223.4m
2004
2005
2006
2007
REVALUATION
GAIN ON SALE OF IP
RECURRENT INCOME

Performance

Total Assets		
- Internally managed		$1,882m
- Externally managed		$220m
Operating Profit	↑ 11%	$106.7m
Gain on Sale		$10.7m
Revaluation		$106.0m
Recurrent Income Growth YOY		3.5%



RESIDENTIAL – SUBSTANTIAL CONTRIBUTION


WA
NSW
QLD
20%

2007 Revenue[1]


PBT $M
140
120
100
80
60
40
20
0
$131.0m
$135.0m
$105.7m
$106.3m
2004
2005
2006
2007

Performance		
Total Assets		$1,334m
Revenue		$890.0m
PBT	↑ 1%	$106.3m
ROACE		13%

[1] Revenue includes Australand share of Joint Ventures



GROWTH IN NON RESIDENTIAL – DIVERSIFIED PLATFORM

Non-Residential earnings now 64% of Group


NON-RESIDENTIAL
43%
NON-RESIDENTIAL
64%

2005 PBT by Division[1]

2007 PBT by Division[1]

[1] Profit Before Tax (PBT) excludes unrealised revaluation gains

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2007 HIGHLIGHTS

- **Commercial & Industrial**
  - Revenue up by 123%
  - Land bank increased by 42%
  - Committed forward workload up by 13%
- **Investment Portfolio and Funds**
  - Internally managed funds up by 26%
  - Occupancy level of 99.9%
  - Raised $110m for AWPF6
- **Residential**
  - Strong sales in WA and VIC
  - Development pipeline end value increased to $6.8bn



PRUDENT CAPITAL MANAGEMENT

	December 2007
Net interest bearing debt[1]	$1,506m
% secured	97%
% fixed or hedged	79%
Interest cover ratio (including capitalised interest)	3.3 times
Maturity profiles	
Weighted average debt maturity	1.7 yrs
Fixed interest maturity	4.6 yrs
Gearing	
Underlying gearing[2]	40.4%
"Look-through" gearing[3]	40.8%
Cost of debt	
Average cost of debt	6.6%

[1] Net of cash
[2] Interest bearing debt / tangible assets (net of cash)
[3] Interest bearing debt (net of cash) plus Australand share of joint venture and AWPF6 debt

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DEBT MATURITY PROFILE[1]


AS AT 31 DEC 2007
600
500
400
300
200
100
SECURED FIXED RATE LOAN
2008
UNSECURED FACILITIES
2008
WAREHOUSE FACILITY
2008
MOFA
2009
CMBS SERIES 2004 - 1
2009
CMBS SERIES 2006 - 1
2011

- No major debt facilities to be renewed in 2008
- Undrawn facilities of $170m at 31 Dec 2007 with no conditions attached

[1] Drawn facilities at 31 Dec 2007

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GROWTH STRATEGY

Drivers for delivering sustainable growth over the medium term:

1. **Leverage existing business platforms**
2. **Grow Funds under Management**
3. **Expand into Asia**
4. **Effective Capital and Risk Management**
5. **People and Culture**



STRATEGY

1 Leverage existing business platforms

- Residential
  - Maximise development pipeline
  - Product innovation
  - Invest in growth corridors
  - Optimise capital base
- Commercial & Industrial
  - Focus on execution
  - Maintain market share in VIC and NSW
  - Strengthen positions in QLD, WA and SA
- Synergies and Integrated Opportunities
  - Commercial / Residential / Retail

STRATEGY

2 Grow Funds under Management

- Key Benefits
  - Capital recycling
  - Multiple earnings stream
  - Retain control over assets
- $600m of C&I assets being completed in 2008
- Targeting 2 new funds
  - Residential development fund
  - C&I fund



STRATEGY

3 Expand into Asia

- Strongest growth markets in global economy
- Targeting Industrial / Logistics sector
- Leveraging
  - core competencies
  - client relationships
- Experienced people on the ground
- Approaching cautiously given global economic concerns



STRATEGY

4 Effective Capital and Risk Management

- Priorities
  - Extending debt maturities
  - ASSETS Hybrid equity
- Recycle capital and utilise funds management platforms to maintain prudent gearing levels



STRATEGY

5 People and Culture

- Focus on people
- Performance culture
- Sustainability
- Continued focus on safety



OUTLOOK

- Diversified platform delivering results
- Outlook in 2008
  - Continued contribution from Residential
  - Investment Portfolio providing recurrent income
  - Building momentum in Commercial & Industrial
- 2008 Guidance
  - EPS[1] growth 2-3%
  - DPS of 17.0 cents

[1] EPS growth on operating profit after tax, excluding unrealised revaluation gains

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138
Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde
T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
Code: ALZ

17 April 2008

ANNUAL AND GENERAL MEETINGS
OUTCOME OF RESOLUTIONS PUT TO THE MEETINGS

In accordance with section 251AA(2) of the Corporations Act and ASX Listing Rule 3.13.2, Australand advises that the outcome of each resolution put to the Annual and General Meetings today is as follows:

Item 2: Adoption of Remuneration Report

Passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

In Favour	Against	Abstention	Proxy's discretion
678,289,696	10,239,621	606,331	8,320,562

Item 3: Election and Re-Election of Directors

Resolution 3.1

Re-election of **Lui** Chong Chee – passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

In Favour	Against	Abstention	Proxy's discretion
688,487,739	469,260	201,587	8,297,624

Resolution 3.2

Re-election of Ian Farley Hutchinson – passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

In Favour	Against	Abstention	Proxy's discretion
688,554,788	389,774	195,474	8,316,174

AUSTRALAND

Resolution 3.3

Election of Stephen Eric Newton – passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

In Favour	Against	Abstention	Proxy's discretion
687,945,472	967,406	220,474	8,322,858

Resolution 3.4

Election of Olivier **Lim** – passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

In Favour	Against	Abstention	Proxy's discretion
576,820,927	111,993,562	254,744	8,386,977

Item 4: Grant of Performance Rights to Managing Director under the Performance Rights Plan

Passed on a show of hands as an ordinary resolution of Australand Holdings Limited and each of Australand Property Trust, Australand Property Trust No.4 and Australand Property No.5.

The total number of votes exercisable by all validly appointed proxies:

In Favour	Against	Abstention	Proxy's discretion
677,358,567	11,405,982	591,984	8,199,927

For further information, please contact:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Apr-2008 17:45:44
Announcement No.	00066

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Acquisition of associated company"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.Ahmedabad.17Apr08.pdf Total size = **242K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

ACQUISITION OF ASSOCIATED COMPANY

The Board of Directors of The Ascott Group Limited (the "Company" or "Ascott") wishes to announce that its indirect wholly-owned subsidiary, Ascott (Mauritius) Company Limited has acquired a 40% interest (the "Transaction") in Rattha Citadines Ahmedabad Aparthotel Private Limited, a company incorporated in India (the "JV Company"). The JV Company owns a site in Ahmedabad, India, which will be developed into and operated as a new serviced residence to be named Citadines Ahmedabad Parimal Garden.

The aggregate consideration for the Transaction of INR 257.2 million (approximately S$9.1 million) paid in cash on completion, was agreed on a willing buyer willing seller basis.

The Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Ascott Group for the financial year ending 31 December 2008.

By Order of the Board
Hazel Chew/ Lam Chee Kin
Joint Company Secretaries
17 April 2008

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مبادلة
MUBADALA

CapitaLand

PRESS RELEASE

Mubadala & CapitaLand Launch Joint Venture Real Estate Company

Capitala - New Abu Dhabi Based Master Planner & Developer

Abu Dhabi, 21 April 2008 – Mubadala Development Company (Mubadala) and CapitaLand today announced the launch of a joint venture real estate company – Capitala, a new Abu Dhabi based strategic master planner and developer. Capitala's strategy will focus on designing, building, managing, operating and maintaining mixed use, predominantly residential developments.

Abu Dhabi is experiencing tremendous expansion with population growth projected to be over three million by 2030, therefore first-rate real estate developments are essential to meet future requirements. Mubadala, as an investment company at the forefront of Abu Dhabi's economic diversification, has partnered with CapitaLand for their outstanding track-record in quality real estate development and services throughout the entire real estate value chain ranging from investor, developer, property manager and operator to financial services advisor and fund manager.

Headquartered in Singapore, CapitaLand is the largest real estate company in South East Asia by market capitalisation, the largest owner/manager of retail malls in Asia and the largest serviced residence owner-operator worldwide. Its real estate and hospitality portfolio today spans more than 100 cities in over 20 countries and includes landmark projects such as Clarke Quay in Singapore, Freshwater Place in Melbourne, Canary Riverside in London, and Raffles City integrated developments in Singapore and Shanghai. CapitaLand is also currently developing Bahrain's waterfront Raffles City.

"Through this joint venture we will turn property development ideas into reality," stated Carlos Obeid, Chief Financial Officer of Mubadala. "Our strategy of making capital-intensive investments with long-term horizons will contribute to the regeneration of property in Abu Dhabi as well as enhance the real estate sector in the Emirate."

He added, "Capitala, our new real estate company, will leverage the strengths of its founding partners to create communities in line with the visionary and comprehensive framework of 'Plan Abu Dhabi. 2030'. At Capitala we have an experienced and strong team in place and the CEO Mr Derrick Denholm will come on board shortly."

For CapitaLand, Wong Heang Fine, Chief Executive Officer of CapitaLand GCC Holdings Pte. Ltd. and CapitaLand ILEC Pte. Ltd. commented, "We are excited to be celebrating an outstanding strategic partnership with Mubadala, one of the leading and most respected companies not only in the UAE but in the global arena as well. Capitala's developments will go beyond being mere functional property space." He added, "They will be living, vibrant and integrated communities that meet the evolving needs of Abu Dhabi, blending the best cutting edge international design and development expertise seamlessly with the needs of local culture for community living."

Capitala will leverage the complementary strengths of its founding partners, their expertise, track record and unparalleled local knowledge to deliver world class destination communities in Abu Dhabi.

Capitala's flagship project, due to be launched in the next few weeks, will be on the land surrounding Zayed Sport City Stadium. A mixed use integrated development that spans across a 1.4 million-square meter site together with a 2 kilometre prime waterfront area.

Mubadala is the majority shareholder of Capitala, holding a 51% stake. CapitaLand holds the remaining 49% stake.

- Ends -

About Capitala

Capitala is an Abu Dhabi-based strategic real estate master planner and developer that is committed to designing, building, managing and maintaining world-class, integrated communities in the Capital city.

Established in 2008, Capitala is a strategic joint venture company between Mubadala of Abu Dhabi, the majority shareholder with a 51% stake and CapitaLand, South East Asia's largest real estate company holder of the remaining 49% stake.

Capitala will build and deliver innovative, sustainable mixed-use developments and is dedicated to setting the highest standards for community development and leading urban design, to continually meet and exceed the expectations of residents, visitors, owners and investors.

For further information about Capitala please visit: www.capitala.ae

About Mubadala Development Company

Mubadala is the business development and investment company at the forefront of Abu Dhabi's economic transformation.

At the core of its strategy, Mubadala makes long-term, capital intensive investments to deliver strong financial returns and economic diversification. As a wholly-owned investment firm of the Abu Dhabi government, its mandate is to transform the Emirate from a predominantly oil and gas based economy, into a multi-sector global economy that comprises a range of thriving industries.

Mubadala's current investment focus is on industries including healthcare, technology, aerospace, infrastructure, services, energy and property development.

Mubadala is actively addressing the Emirate's tremendous need for high-quality residential and commercial properties developments. As population increases and new businesses enter the market, first-rate developments are essential to house a thriving market.

Ready to meet this significant demand, Mubadala is partnering with world-renowned companies to regenerate and construct architecturally outstanding, sustainable properties that will help create secure investments for property owners as well as benefit Abu Dhabi's status as the capital of the United Arab Emirates.

About CapitaLand

CapitaLand is the largest real estate company in South East Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by: **Mubadala Development Company and CapitaLand Limited (Co. Regn: 198900036N)**
Date: **21st April 2008**

Analyst Contact
Harold Woo
Investor Relations
DID: (65) 68233210
Email: harold.woo@capitaland.com

Media Contact
Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Apr-2008 19:37:48
Announcement No.	00147

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Announcement Title *	CapitaCommercial Trust - "Announcements by Quill Capita Trust - (A) 1st Quarter 2008 Financial Results and Press Release; (B) Consolidated Forecast and Projections for the financial years ending 31 December 2008 and 2009; and (C) Corporate Presentation Slides dated 21 April 2008"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CCT.QCT.Projections.Forecast.21Apr08.pdf CCT.QCT.PresentationSlides.21Apr08.pdf CCT.QCT.FinancialResults.21Apr08.pdf Total size = **2244K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	21-Apr-2008 17:24:01
Announcement No.	00067

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Announcement Title *	Announcement by Quill Capita Trust ("QCT") - 1st Quarter 2008 Financial Results and Press Release
Description	The announcement and press release issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, are attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT-pressrelease.pdf QCT-1Q2008_financialresults.pdf Total size = **612K** (2048K size limit recommended)

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BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **21/04/2008 10:24:45 AM**
Submitted by **QUILL CAPITA TRUST** on **21/04/2008 12:52:34 PM**
Reference No **QC-080421-37485**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-2380 6288
E-mail address	corinne.tan@qct.com.my

Type * **Announcement**

Subject *: Quill Capita Trust : Press Release : Quill Capita Trust Q1 2008 Profits After Taxation jumps 95.5%

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Kuala Lumpur, Monday, 21 April 2008: Quill Capita Management Sdn Bhd (QCM), the manager of Quill Capita Trust (QCT), a real estate investment trust (REIT) listed on the Main Board of Bursa Malaysia Securities Berhad, today announced that QCT has registered a revenue of RM11.38 million for the first quarter ended 31 March 2008, a 84 per cent increase from RM6.20 million recorded in the corresponding quarter last year. Profit after taxation surged 95.5 per cent to RM7.10 million from RM3.63 million as compared to preceding year corresponding quarter.

For further details, please refer file attached.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
Press Release - 21.4.08.pdf

Tables Section - This section is to be used to create and Insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

QuillCapita
Trust

NEWS RELEASE

Quill Capita Trust Q1 2008 Profit After Taxation jumps 95.5 per cent
- Active acquisition strategy contributes to profit jump

Kuala Lumpur, Monday, 21 April 2008: Quill Capita Management Sdn Bhd (QCM), the manager of Quill Capita Trust (QCT), a real estate investment trust (REIT) listed on the Main Board of Bursa Malaysia Securities Berhad, today announced that QCT has registered a revenue of RM11.38 million for the first quarter ended 31 March 2008, a 84 per cent increase from RM6.20 million recorded in the corresponding quarter last year. Profit after taxation surged 95.5 per cent to RM7.10 million from RM3.63 million as compared to preceding year corresponding quarter.

The increased revenue and profit were driven by QCT's active acquisition strategy which saw the value of its portfolio grow by 134 per cent from RM276.00 million at Initial Public Offering (IPO) stage to RM645.50 million currently via five new property purchases.

The acquisitions were Wisma Technip and the commercial units and car parks of Plaza Mont'Kiara for a total consideration of RM215.00 million which were completed in September 2007 and Quill Building 5-IBM, Quill Building 8-DHL (XPJ) and Quill Building 10-HSBC (Section 13) which were completed in March 2008 for a total purchase price of RM94.5 million

Chan Say Yeong, Chief Executive Officer, QCM said: "The higher revenue includes the full rental income of Wisma Technip and the commercial units of Plaza Mont'Kiara for the quarter. In the subsequent quarters, we will begin to fully account for rental income from Quill Building 5-IBM, Quill Building 8-DHL(XPJ) and Quill Building 10-HSBC(Section 13), and this will further raise our revenue and profit. With the current portfolio, the 2008 distribution per unit (DPU) is projected to rise to 7.01 sen compared to the 6.00 sen stated in the IPO forecast ."

QCT expects its asset value to reach its target of RM750 million within the current financial year. With a low gearing of approximately 25%, it is well-positioned to raise debts to make yield-accretive acquisitions when opportunities arise.

"Despite concern over the potential slowing of the global economy, Malaysia's Gross Domestic Product (GDP) is still expected to grow between five to six per cent in 2008 based on Bank Negara Malaysia's forecast. Hence, strong demand for quality commercial assets, especially in the Klang Valley, Penang and Johor, is expected to continue." Chan said.

"For the rest of 2008, QCT will continue to actively search and acquire yield-accretive properties in prime locations which attract blue-chip tenants, and with the potential for long term growth," he added.

- End -

About Quill Capita Trust

Quill Capita Trust is a commercial Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Current properties under Quill Capita Trust include four buildings in Cyberjaya, Wisma Technip and the commercial units of Plaza Mont'Kiara in Kuala Lumpur, and three recently acquired properties namely Quill Building 5-IBM in Cyberjaya, Quill Building 8-DHL(XPJ) in Glenmarie and Quill Building 10-HSBC in Section 13, Petaling Jaya.

QCM is owned by Quill Resources Holding Sdn Bhd (30%); CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand Limited; and Coast Capital Sdn Bhd (30%).

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within the Multimedia Super Corridor and elsewhere. Its specialty lies in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, and the DHL Global Information Services Centres. These are amongst the largest facilities in Cyberjaya.

Some recent developments at Quill include:
- a 60:40 joint venture with Malaysia Commercial Development Fund Pte Ltd, a closed-end private fund sponsored by the CapitaLand Group, to build a 29-storey office building with a six-storey podium known as Tower D at Lot J, KL Sentral.
- an agreement with HSBC Malaysia Berhad to develop, design, build and lease back HSBC's proposed new headquarters, a 24-storey building annexed to the current HSBC Malaysia headquarters.
- an agreement to acquire Vision City, an integrated development, comprising retail, serviced apartment and office space, for RM430 million from Vision City (M) Sdn Bhd.

About CapitaLand Group

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

In Malaysia, CapitaLand, is one of the sponsors of the US$270 million Malaysia Commercial Development Fund, a closed-end private equity investment fund with an expected gross development value of US$1 billion. The Fund invests in real estate development properties primarily in Kuala Lumpur and the Klang Valley. CapitaLand also has a 30% stake in Menara Citibank, a prime 50-storey office tower in Kuala Lumpur's Golden Triangle.

Issued by Fleishman-Hillard Kuala Lumpur on behalf of Quill Capita Management
For media enquiries, please contact:
Zaridah Zainal Azman / Nico Marco
Tel: 03-2283 2730
Fax: 03-2283 2750
Email: jida.zainalazman@fleishman.com/nico.marco@fleishman.com

BURSA MALAYSIA

Financial Results

Initiated by **QUILL CAPITA TRUST** on **16/04/2008 12:06:22 PM**
Submitted by **QUILL CAPITA TRUST** on **21/04/2008 12:43:24 PM**
Reference No **QC-080416-43582**
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-2380 6288
E-mail address	corinne.tan@qct.com.my

Part A1 : Quarterly Report	
*** Financial Year End**	**31/12/2008**
*** Quarter**	**1 Qtr**
*** Quarterly report for the financial period ended**	**31/03/2008**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

QCT 1Q financials.pdf
QCT 1Q Notes.pdf

Remarks

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2008**

	INDIVIDUAL QUARTER		**CUMULATIVE QUARTER**	
	CURRENT YEAR QUARTER *	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE ***	**PRECEDING YEAR CORRESPONDING PERIOD**
	31/03/2008	31/03/2007	31/03/2008	31/12/2007
	[dd/mm/yyyy] RM'000	**[dd/mm/yyyy] RM'000**	**[dd/mm/yyyy] RM'000**	**[dd/mm/yyyy] RM'000**
1. Revenue	11,379	6,202	11,379	6,202

2. Profit/(loss) before tax	7,101	3,642	7,101	3,642
3. Profit/(loss) for the period	7,101	3,632	7,101	3,632
4. Profit/(loss) attributable to ordinary equity holders of the parent	7,101	3,632	7,101	3,632
5. Basic earnings/(loss) per share (sen)	1.82	1.52	1.82	1.52
6. Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00
	AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7. Net assets per share attributable to ordinary equity holders of the parent (RM)		1.2000		1.2000
Remarks :				

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2008	31/03/2007	31/03/2008	31/12/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	226	109	226	109
2. Gross interest expense	996	916	996	916
Remarks :				

Note: The above information is for the Exchange internal use only.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 31 MARCH 2008 (UNAUDITED)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Current Year Quarter 31.03.2008	Preceding Year Corresponding Quarter 31.03.2007	Current Year To Date 31.03.2008	Preceding Year To Date 31.03.2007
	RM	RM	RM	RM
TOTAL INCOME				
Gross revenue	11,379,456	6,202,213	11,379,456	6,202,213
Property operating expenses	(2,151,357)	(1,102,101)	(2,151,357)	(1,102,101)
Net property income	**9,228,099**	**5,100,112**	**9,228,099**	**5,100,112**
Interest income	225,564	108,945	225,564	108,945
	9,453,663	5,209,057	9,453,663	5,209,057
TOTAL EXPENDITURE				
Manager's fee	(942,017)	(468,230)	(942,017)	(468,230)
Trustee's fee	(32,438)	(16,189)	(32,438)	(16,189)
Borrowing costs	(1,115,725)	(1,046,111)	(1,115,725)	(1,046,111)
Valuation fees	(60,000)	-	(60,000)	-
Auditors' remuneration	(17,550)	(18,960)	(17,550)	(18,960)
Tax agent's fee	(3,885)	(3,875)	(3,885)	(3,875)
Administrative expenses	(181,536)	(13,730)	(181,536)	(13,730)
	(2,353,151)	(1,567,095)	(2,353,151)	(1,567,095)
INCOME BEFORE TAX	7,100,512	3,641,962	7,100,512	3,641,962
TAXATION	-	(10,000)	-	(10,000)
INCOME AFTER TAXATION	7,100,512	3,631,962	7,100,512	3,631,962
Income After Taxation is made up of the following:				
Realised	7,100,512	3,631,962	7,100,512	3,631,962
Unrealised	-	-	-	-
EARNINGS PER UNIT (a)				
- after manager's fees (sen)	1.82	1.52	1.82	1.52
- before manager's fees (sen)	2.06	1.72	2.06	1.72

(a) Earnings Per Unit is computed based on Income After Taxation for the period divided by 390,131,000 units in circulation during the quarter.

The Condensed Income Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED BALANCE SHEET
FOR THE QUARTER ENDED 31 MARCH 2008 (UNAUDITED)

	AS AT END OF CURRENT QUARTER 31.03.2008 RM	AS AT PRECEDING FINANCIAL YEAR END 31.12.2007 RM
NON-CURRENT ASSETS		
Property, plant and equipment	9,615	10,812
Investment properties	645,490,302	549,000,000
	645,499,917	549,010,812
CURRENT ASSETS		
Trade and other receivables	5,498,052	2,583,054
Deposits with licensed financial institution	8,483,231	28,233,719
Cash and bank balances	2,999,511	5,446,753
	16,980,794	36,263,526
CURRENT LIABILITIES		
Provision for income distribution	7,100,512	9,636,236
Trade and other payables	5,525,505	4,323,250
Borrowings	166,277,921	89,860,227
Provision for taxation	-	-
	178,903,938	103,819,713
NET CURRENT LIABILITIES	(161,923,144)	(67,556,187)
NON-CURRENT LIABILITIES		
Security deposits	14,649,728	12,527,580
NET ASSETS	**468,927,045**	**468,927,045**
Represented by:		
UNITHOLDERS' FUND		
Unitholders' capital	411,712,067	411,712,067
Undistributed income	57,214,978	57,214,978
	468,927,045	**468,927,045**
NET ASSET VALUE PER UNIT (before provision for distribution)	1.22	1.25
NET ASSET VALUE PER UNIT (after provision for distribution)	1.20	1.20
NUMBER OF UNITS IN CIRCULATION	390,131,000	390,131,000

The Condensed Balance Sheet should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET VALUE
FOR THE QUARTER ENDED 31 MARCH 2008 (UNAUDITED)

	Unitholders' Capital	Distributable Income	Non distributable revaluation surplus	Total
	RM	RM	RM	RM
As at 1 January 2008	411,712,067	108,690	57,106,288	468,927,045
Net income for the period	-	7,100,512	-	7,100,512
Provision for distribution	-	(7,100,512)	-	(7,100,512)
As at 31 March 2008	411,712,067	108,690	57,106,288	468,927,045

The Condensed Consolidated Statement of Changes in Net Asset Value should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 31 MARCH 2008 (UNAUDITED)

	CURRENT YEAR TO DATE 31.03.2008 RM	PRECEDING YEAR TO DATE 31.03.2007 RM
CASH FLOW FROM OPERATING ACTIVITIES		
Income before tax	7,100,512	3,641,962
Adjustment for:		
Interest expenses	996,249	916,004
Transaction costs & credit facility costs	119,476	30,357
Depreciation	1,197	-
Interest income	(225,564)	(108,945)
Operating income before working capital changes	7,991,870	4,479,378
Decrease / (increase) in receivables	(2,915,054)	(309,881)
(Decrease) / increase in payables	1,480,849	(2,517,681)
Cash generated from operating activities	6,557,665	1,651,816
Income tax paid	-	-
Net cash generated from operating activities	6,557,665	1,651,816
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of investment properties	(94,802,703)	-
Purchase of property, plant & equipment	-	-
Interest received	219,779	28,977
Net cash used in investing activities	(94,582,924)	28,977
CASH FLOW FROM FINANCING ACTIVITIES		
Distribution to unitholders	(9,636,236)	(1,178,634)
Proceeds from borrowings	75,463,765	-
Proceeds from issuance of units	-	5,199,600
Net cash generated from financing activities	65,827,529	4,020,966
NET INCREASE IN CASH AND CASH EQUIVALENTS	(22,197,730)	5,701,759
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,680,472	9,999,753
CASH AND CASH EQUIVALENTS AT END OF PERIOD	11,482,742	15,701,512
Cash and cash equivalents at end of period comprises:		
Deposit with licensed financial institution	8,483,231	12,732,000
Cash and bank balances	2,999,511	2,969,512
	11,482,742	15,701,512

The Condensed Cash Flow Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes to the interim financial statements.

QUILL CAPITA TRUST
EXPLANATORY NOTES FOR QUARTER ENDED 31 MARCH 2008

A1 BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention except for investment properties which is stated at fair value.

The financial statements comply with the applicable Financial Reporting Standards in Malaysia , provisions of The Deed and the Securities Commission's Guidelines on Real Estate Investment Trusts.

A2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of QCT and its wholly-owned special entity ("SPE") . The special purpose entity is established for the specific purpose of raising financing on behalf of QCT for the acquisition of real estate properties and single-purpose companies. QCT does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with QCT and the SPE's risks and rewards, QCT concludes that it controls the SPE. SPEs controlled by QCT were established under terms that impose strict limitations on the decision-making powers of the SPE 's management resulting in QCT receiving all of the benefits related to SPE 's operations and net assets.

A3 AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 31 DECEMBER 2007

The audit report of the financial statements for the preceding year ended 31 December 2007 was not qualified.

A4 SEASONALITY OR CYCLICALITY OF OPERATIONS

The business operations of QCT are not materially affected by any seasonal or cyclical factor, except for changes in demand and supply of properties in the market conditions.

A5 EXCEPTIONAL OR UNUSUAL ITEMS

During the current quarter under review, there was no item of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of QCT.

A6 CHANGES IN ESTIMATES OF AMOUNTS REPORTED

This is not applicable as there was no estimate of amounts reported.

A7 CHANGES IN DEBT AND EQUITY

Save as disclosed in note B9, there were no repurchase, resale and repayment of debt and equity instruments for the current quarter and year to date .

A8 INCOME DISTRIBUTION POLICY

In line with the Trust deed dated 9 October 2006, the Trust intends to distribute 100% of its distributable income at least semi-annually or at any such interval as may be determined by the Manager.

A9 SEGMENT REPORTING

No segment information is prepared as QCT's activities are predominantly in one industry segment and situated predominantly in Malaysia.

A10 VALUATION OF INVESTMENT PROPERTIES

The investment properties were valued based on valuations performed by independent registered valuers on 1 December 2007. The difference between the valuations and the book value of the respective properties were credited to the revaluation surplus account in the P&L accounts for the financial year ended 31 December 2007.

There were no valuations of the investment properties during the quarter, except for the three properties acquired acquired in March 2008.

A11 SIGNIFICANT EVENTS DURING THE QUARTER ENDED 31 MARCH 2008

Acquisition of three properties

On 15 January 2008, Mayban Trustees Berhad ("Trustee") entered into Sale and Purchase Agreements ("SPAs") with Quill Group of companies, to acquire three new properties namely, Quill Building 5 - IBM, Quill Building 8 - DHL, and Quill Building 10 - HSBC Section 13, for a total consideration of RM94.54 million.

The SPA for Quill Building 5 - IBM was completed on 14 March 2008 and announcement to Bursa Malaysia Securities Berhad was made on the same day.

The SPAs for Quill Building 8 -DHL and Quill Building 10 - HSBC Section 13 were duly completed on 25 March 2008 and announcement to Bursa Malaysia Securities Berhad was made on the the same day.

A12 SIGNIFICANT EVENTS SUBSEQUENT TO THE QUARTER ENDED 31 MARCH 2008

There were no significant events subsequent to the quarter ended 31 March 2008.

A13 CHANGES IN CONTINGENT LIABILITIES

There is no contingent liabilities to be disclosed.

A14 CAPITAL COMMITMENTS

The amount of capital commitment not provided for in the financial statements as at 31 March 2008 is are follows:

	RM
Approved and contracted for :	
Investment properties	900,293
Approved and not contracted for :	
Investment properties	132,961,760

B1 REVIEW OF PERFORMANCE

QCT recorded RM11.379 million and RM7.10 million of revenue and profit before tax respectively for the quarter ended 31 March 2008.

B2 COMPARISON WITH PRECEDING QUARTER

		Current Quarter ended 31 March 2008 RM	(Restated) Preceding Quarter ended 31 Dec 2007 RM
Total Revenue	*	11,379,456	11,142,638
Profit before tax		7,100,512	64,164,439
Profit after tax	#	7,100,512	64,164,439
Provision for income distribution		-	9,636,236

* The total revenue for the quarter is higher than the preceding quarter due mainly to higher rental income and revenue generated from the three properties acquired in March 2008.

The profit after tax is lower than the preceding quarter due mainly to revaluation surplus of RM57.106 million credited to the P & L in December 2007. If the revaluation surplus is excluded, the profit after tax for the quarter would be higher than the preceding quarter mainly due to higher rental income and revenue generated from the three properties acquired in March 2008.

Please refer to Note B 13 for details of the restated amount.

B3 PROSPECTS

The Manager expects the investment properties of QCT to continue enjoy good occupancy and rental as the tenancies are mainly long term leases with quality tenants who are mainly subsidiaries of multinational companies ("MNCs").

The Manager plans to continue to seek additional income growth and enhancement to the values of QCT's portfolio through its acquisition and growth strategies, active asset management and capital management strategies.

B4 PROFIT FORECAST /PROFIT GUARANTEE VARIANCE

a) Profit forecast

The unaudited results for the 1st quarter ended 31 March 2008 is in line with the projections in the Circular to Unitholders dated 16 July 2007 ("Circular"), save for the additional revenue and profits from the three properties acquired in March 2008 which were not projected in the Circular.

The unaudited results for the 1st quarter ended 31 March 2008 is in line with the expectation of the Trust.

b) Profit guarantee

QCT is not involved in any arrangement involving it providing profit guarantee.

B5 TAXATION

A breakdown of the tax components is as follows:

	Current Quarter RM	Period To Date RM
Provision for current quarter's profits	-	-
Write- back of over provision	-	-
Under provision of prior year tax expense	-	-
Tax expense/(write -back) for the period	-	-

Previously, undistributed income of a REIT would be subject to income tax whereas the income distributed would be exempt from tax. With the amendment to Section 61A of the Income Tax Act 1967, effective from Year of Assessment 2007, the undistributed income of a REIT will also be exempt from income tax provided that the REIT distributes 90% or more of its total income for the year. If the REIT is unable to meet the 90% distribution criteria, the entire taxable income of the REIT for the year would be subject to income tax.

B5 TAXATION (cont'd)

As QCT intends to distribute 100% of its total income for the year to its unitholders, no provision for tax has been made in the current quarter and period todate.

A reconciliation of the income tax expense applicable to income before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of QCT is as follows:

	Current Quarter RM	Period To Date RM
Income before taxation	7,100,512	7,100,512
Taxation at Malaysian statutory tax of 26%	1,846,133	1,846,133
Expenses not deductible for tax purposes	-	-
Income exempted from tax	(1,846,133)	(1,846,133)
Underprovision of prior year tax	-	-
Write-back of over provision	-	-
Tax expense for the period	-	-

B6 PROFIT ON SALE OF INVESTMENTS IN UNQUOTED SECURITIES /PROPERTIES

There was no disposal of investments in unquoted securities during the current quarter and the period to date.

B7 PARTICULARS OF PURCHASE OR DISPOSAL OF INVESTMENT IN QUOTED SECURITIES

There was no purchase or disposal of investment in quoted securities during the current quarter and the period to date.

B8 STATUS OF CORPORATE PROPOSALS

There were no corporate proposals during the quarter and period to date .

B9 BORROWING AND DEBT SECURITIES

	Current Quarter RM
Face value of CPs issued	115,900,000
Discount	(1,854,209)
Cash proceeds	114,045,791
Accretion of interest expense	1,214,097
	115,259,888
Transaction costs	(637,637)
	114,622,251
Amortisation of transaction costs	115,670
	114,737,921
Loan Facilities	51,540,000
Total	166,277,921

On 3 November 2006, QCT has through its SPE , Gandalf Capital Sdn. Bhd. , established a 7 year RM118 million Commercial Papers ("CPs")/ Medium Term Notes (" MTNs") programme ("CPs/MTNs Programme") to raise funds from the private debt securities market to part finance acquisitions of its investment properties.

On 1 December 2006, CPs of nominal value of RM91.9 million were issued to raise net proceeds of RM90.1 million which were utilised to part finance the acquistion of Quill Building 1, Quill Building 2 , Quill Building 3 and Quill Building 4 (" Quill Buildings") .

The effective interest rate on the said CPs is 3.995% p.a until 30 November 2011, resulting from an Interest Rate Swap as disclosed in Note B 10 .

B9 BORROWING AND DEBT SECURITIES (cont'd)

On 14 March 2008, CPs of nominal value of RM24 million were issued, the proceeds of which were utilised to part finance the acquistion of Quill Building 5 - IBM . The said CPs matured on 14 April 2008 and were rolled over to 13 June 2008 at an interest rate of 3.83% p.a.

The Manager is of the opinion that the CPs/MTNs will be available throughout the period of the CPs/MTNs Programme.

On 29 February 2008 , QCT obtained loan facilities of totalling RM290 million ("Loan Facilities") with RM145 million each from HwangDBS Investment Bank Berhad ("HwangDBS") and Malayan Banking Berhad ("MBB").

On 25 March 2008, QCT made a drawdown of RM25.77 million each from its Loan Facilities with HwangDBS and MBB. The amount drawndown totalling RM51.54 million was used to finance the acquisition of Quill Building 8 - DHL and Quil Building 10 - HSBC Section 13.

The interest rates on the loans drawndown of RM25.77 million from each of HwangDBS and MBB are 4.73% p.a and 4.63% p.a respectively.

The loan facilities are secured by :
(a) Lienholders caveat(s) in favour of HwangDBS as security agent over the titles to Wisma Technip, Quill Building 8 - DHL and Quill Buildling 10 - HSBC Section 13 and any future properties to be acquired where individual titles to such properties are available; and
(b) assignment in favour of HwangDBS as security agent of all benefits, rights and interest over the retail units and carpark lots comprised in Plaza Mont' Kiara belonging to QCT, Quill Building 5 - IBM and any future properties to be acquired where individual titles to such properties are not available.

B10 OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Other than as disclosed below, QCT has no financial instruments with off balance sheet risks as at the latest practicable date from the date of issuance of this report that may materially affect the position or business of QCT.

As part of the active interest rate management strategy of QCT, on 18 April 2007, an Interest Rate SWAP ("IRS") arrangement (swaping floating rate for fixed rate) was entered into by the Manager with a licensed financial institition ("The bank") whereby the interest rate was fixed at 3.745% until 30 November 2011. As such, QCT will pay a fixed rate of 3.995% p.a. from 31 May 2007 to 30 November 2011 (including a credit spread of 0.25% p.a).

The said IRS was announced on 18 April 2007 to Bursa Securities Malaysia Berhad.

The difference between the floating rate and the fixed rate will be settled between QCT and The Bank semi-annually. Where the fixed rate is higher than the floating rate, the difference will be payable by QCT to The Bank and where the fixed rate is lower than the floating rate, the difference will be paid by The Bank to QCT .

The difference between the fixed rate and the floating rate is charged or credited to the P&L over the 6 month period.

B11 MATERIAL LITIGATION

There is no pending material litigation as at the latest practicable date from the date of issuance of this report.

B12 INCOME DISTRIBUTION

In line with the Trust Deed dated 9 October 2006, for the first three financial years from 2006 to 2008, QCT intends to distribute 100% of its distributable income at least semi-annually, or at such other intervals as the Manager may determine.

Based on QCT's intention as above, a provision for distribution of income of RM7,100,512 being 100% of QCT's distributable income for the quarter has been made.However, the distribution of the amount provided will be declared and paid at a later date as the Manager may determine.

B13 CHANGES IN COMPARATIVES

The comparable amounts in Note B2 have been restated to conform with current period presentation :

	Preceding Quarter ended 31 Dec 2007	Adjustment	(Restated) Preceding Quarter ended 31 Dec 2007
	RM	RM	RM
Total revenue	12,072,171	(929,533)	11,142,638

The adjustment of RM 929,533 represents costs recoverable from tenants which were reclassified in December 2007 from costs accounts to revenue account. The amount was related to the period from January 2007 to August 2007.
There was no impact on the Profit and Loss for the financial year ended 31 December 2007 resulting from the reclassification.

B14 AUTHORISATION FOR ISSUE

The interim financial statements were authorised for issue by the Board of Directors of the Manager in accordance with a resolution of directors dated 21 April 2008.

BY ORDER OF THE BOARD

LEE FONG YONG
COMPANY SECRETARY (MAICSA No. 7005956)
Quill Capita Management Sdn Bhd
(Company No: 737252-X)
(As Manager of Quill Capita Trust)
Kuala Lumpur

Dated : 21 April 2008

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* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	21-Apr-2008 17:29:02
Announcement No.	00072

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Consolidated Forecast and Projections for the financial years ending 31 December 2008 and 2009
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT-announc_Forecast_Projection.pdf QCT-2009Projection.pdf QCT-2008Forecast.pdf Total size = **174K** (2048K size limit recommended)

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BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **18/04/2008 03:56:25 PM**
Submitted by **QUILL CAPITA TRUST** on **21/04/2008 01:01:47 PM**
Reference No **QC-080418-57385**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-2380 6288
E-mail address	corinne.tan@qct.com.my

Type * **Announcement**

Subject *: Consolidated Forecast and Projections for the financial years ending 31 December 2008 and 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Quill Capita Management Sdn Bhd (the "Company"), as manager of Quill Capita Trust ("QCT", and manager of QCT, the "Manager"), is pleased to provide to the unitholders of QCT ("Unitholders") the consolidated forecast and projections for the financial years ending 31 December 2008 and 31 December2009, respectively ("QCT Group Forecast and Projections Statement") .

The QCT Group Forecast and Projections Statement for the financial years ending 31 December 2008 and 2009 has been examined by an external auditor and should be read together with the assumptions set out therein.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Forecast 2008 for Announcement.pdf
Projection 2009 for Announcement.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

QUILL CAPITA TRUST
CONSOLIDATED PROFIT PROJECTIONS
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2009

	Year ending 31 December 2009 RM'000
Revenue	**53,841**
Property expenses	(11,087)
Net property income	**42,754**
Interest income	354
Net investment income	**43,108**
Manager's fees	(3,848)
Trust expense	(739)
Valuers' fees	(498)
Borrowing costs	(8,644)
	(13,729)
Profits before taxation	**29,379**
Taxation	-
Profits after taxation	**29,379**
Income distribution per unit (in sen) (Based on units in circulation of 390,131,000)	**7.53**

QUILL CAPITA TRUST
CONSOLIDATED PROFIT PROJECTIONS
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2009

The directors of QCM have prepared the projections of consolidated income statements for the year ending 31 December 2009 using assumptions, for which the directors are solely responsible for.

The principal bases and assumptions upon which the profit projections have been prepared are as follows:

Specific Assumptions:

1. Revenue

Revenue is the aggregate of rental income and car park income earned from:

- Quill Building I, II, III and IV ("Quill Buildings"), Wisma Technip and commercial shop lots at Plaza Mont' Kiara (collectively referred to as "Existing Properties");
- Quill land & building 5 - IBM, Quill land & building 8 – DHL(XPJ) and Quill land & building 10 – HSBC, Section 13 ("3 New Properties");

as well as income recoverable from tenants of Quill Buildings and Wisma Technip. A summary of the key assumptions which have been used in determining the revenue is set out below:

(i) Rental Income

Rental income comprises of rental income and service charge from Existing Properties and rental income from 3 New Properties. The projected rental income is based on the contracted rents payable under current lease and tenancy agreements taking into account the revision on rental rate, tenancy retention rate, potential loss of rent between leases, likely market conditions, inflation rate and demand for office and commercial space.

For Wisma Technip, based on the existing lease agreement, renovation and upgrading works are to be undertaken and completed by 31 December 2008. If the renovation and upgrading works are not completed by the stipulated timeframe, the anchor tenant will be entitled to rental rebates from year 2009 onwards. For the purposes of projecting, it is assumed that the renovation and upgrading works will be completed by 31 December 2008 as planned.

It is assumed that there will be no material deviation to the projected rental income.

(ii) Car Park Income

Car park income includes income earned from letting of the car park lots at Quill Buildings, Wisma Technip and 3 New Properties (except for Quill land & building 8 – DHL(XPJ)). The projected car park income is based on existing lease, tenancy agreements and actual historical information.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT PROJECTIONS
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2009

(iii) Income Recoverable from Tenants

Income recoverable from tenants of Quill Buildings arises from property maintenance costs recoverable from tenants and additional utilities used by the tenants. It is projected based on actual historical information.

Income recoverable from tenants of Wisma Technip arises from additional utilities used by the tenants, and is assumed to be RM180,000 throughout the projection year.

No income recoverable is assumed from the tenants of 3 New Properties.

(iv) Revision in Rental Rates

Rental income and car park income are projected to increase in the projection year in accordance with the existing lease and tenancy agreements.

(v) Rental undertaking arrangements

Based on the undertaking arrangements between Quill Construction Sdn Bhd ("QCSB") and Mayban Trustee Berhad, QCSB undertakes:

- to bear the lease rental of the remaining 28,000 square feet of Quill building 5 – IBM and any car park lots which are not rented out for a 5-year period ending January 2013; and
- to bear the lease rental of the remaining 5,205 square feet of Quill building 8 – DHL(XPJ) which are not rented out from 2006 to 2011.

(vi) Construction of an additional floor space in Quill Building 10 – HSBC, Section 13

The relevant building approvals are assumed to be obtained and the construction of the additional 8,500 square feet floor space is to be completed by end of 2008. The rental collection for the additional floor space is assumed to commence in January 2009.

(vii) Renewal of Tenancies and Occupancy Rates

It has been assumed that leases up for renewal during the projection year will be renewed and will not experience any vacancy period. The projected occupancy rates for the Existing Properties and 3 New Properties are assumed to be 100%.

2. Property Operating Expenses

(i) Quit Rents, Assessments and Insurance

Quit rents and assessments for each of the Quill Buildings, Wisma Technip and 3 New Properties are projected based on actual historical cost information. Where historical cost information is not available, the assessment is assumed to be approximately 7% of revenue. No quit rent and assessment have been projected for Plaza Mont' Kiara as the charges will be borne by the tenant in accordance with the terms in the master lease agreement.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT PROJECTIONS
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2009

Insurance charges for the properties of QCT for the projection year are assumed to be as follows:

- Quill Buildings to remain constant for the projection year;
- Wisma Technip and Plaza Mont Kiara to increase by approximately 4% per annum from previous year's expenses; and
- 3 New Properties to increase by 5% every 3 years from previous year's expenses.

(ii) Repair and Maintenance Expenses

It is assumed that there will be no major defects, repair or refurbishment work to be done on the Existing Properties and 3 New Properties, other than the scheduled maintenance work to be carried out as projected. Repair and maintenance expenses are projected to increase by approximately 4% per annum based on previous year's expenses.

(iii) Utilities Charges

Utilities charges for Quill Buildings and Wisma Technip are projected to increase by approximately 4% per annum based on previous year's expenses. No utilities charges have been projected for Plaza Mont' Kiara and 3 New Properties as the utilities charges will be borne by the tenants in accordance with their respective lease and tenancy agreements.

(iv) Property Manager's Fees

Property manager's fees for Quill Buildings, Plaza Mont' Kiara and 3 New Properties are projected in accordance with the Valuers, Appraisers and Estate Agent Act 1981 with permissible discount.

Property manager's fees for Wisma Technip are projected in accordance with existing service agreement with the property manager and are assumed to increase by approximately 4% per annum.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT PROJECTIONS
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2009

(v) **Other Property Operating Expenses**

Other property operating expenses comprise of reimbursements of property maintenance and other expenses to the property manager.

Reimbursements of property maintenance and other expenses to the property manager are projected as follows:

- Quill Buildings, Wisma Technip and 3 New Properties are projected based on terms stipulated in the respective service agreements.
- Reimbursements of property maintenance expenses to the property manager of Wisma Technip and 3 New Properties are estimated to increase by approximately 4% per annum.
- Plaza Mont' Kiara is projected to be 1% of gross revenue.

It is assumed that there will be no material deviation to the projected reimbursements of property maintenance and other expenses to the property manager.

3. Interest Income

Interest income is assumed to be 2.75% of the opening cash and bank balances. Cash and bank balances are assumed to comprise of rental deposits and undistributed cash arising from non-cash items in the income statements only.

No interest income is assumed on the rental deposits from the tenants of 3 New Properties as it is expected to be insignificant.

4. Manager's Fees

Under the Trust Deed, the manager is entitled to the management fee comprising the base fee and the performance fee.

The base fee is 0.4% per annum of gross asset value of QCT and the performance fee is 3.0% per annum of net investment income for the projection year. A 5% government service tax on the base fee and performance fee is assumed to be imposed.

However, for the period from the date of listing to 31 December 2010, performance fee is payable in full or in part subject to QCT achieving a minimum annualised distributable income per unit of 6 sens (after annual manager's fees).

For purposes of calculating the annualised distributable income per unit, the directors of QCM have assumed that the units in circulation of 390,131,000 as at 31 December 2007 remain unchanged during the projection year.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT PROJECTIONS
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2009

5. Acquisition Related Expenses

An acquisition fee of 1.0% of the purchase price of the 3 New Properties and due diligence costs are payable in cash to the manager, and are capitalised as part of the carrying value of the 3 New Properties.

6. Trust Expenses

Trust expenses comprise of recurring operating expenses such as the trustee's fees, audit and tax advisors fee, annual listing fees, printing, postage and other miscellaneous expenses.

The trustee's fees are 0.021% per annum of the gross asset value of QCT in 2008 and 0.03% per annum for the first RM2.5 billion of gross asset value of QCT and 0.02%. per annum thereafter in 2009. A 5% government service tax is assumed to be imposed.

In assessing these amounts, the directors of QCM have considered factors likely to influence the level of these fees, charges and costs including QCT market capitalisation, gross assets, the likely number of investors, property values and estimated rate of inflation.

7. Borrowing Costs

Cost of financing for Quill Buildings

QCT, through its wholly-owned special purpose entity, Gandalf Capital Sdn. Bhd. ("Gandalf"), established a RM118,000,000 Commercial Papers/Medium Term Notes ("CPs/MTNs") Programme, to raise funding from the private debt securities market.

The CPs/MTNs are available up to seven years from the date of the first issuance with the issuance of CPs with maturities ranging from one to 12 months and MTNs with maturities ranging from one to seven years, provided the final maturity of the MTNs do not exceed the tenure of the facility.

On 1 December 2006, Gandalf issued RM91.9 million nominal value CPs pursuant to the CPs/MTNs Programme. The net proceeds of approximately RM90.1 million were received by QCT to part-finance the acquisition of Quill Buildings. The CPs issued by Gandalf carries a discount rate of approximately 4.02% per annum (KLIBOR was fixed at 3.77% per annum).

On 18 April 2007, an interest rate swap arrangement was entered into by QCM with HSBC Bank Malaysia Berhad whereby the KLIBOR is fixed at 3.745% per annum until 30 November 2011. As such, QCT will pay fixed rate of 3.995% per annum from 31 May 2007 till 30 November 2011.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT PROJECTIONS
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2009

For purposes of projecting, the directors of QCM have used a fixed coupon rate of 3.995% per annum from 31 May 2007, and have assumed that the CPs/MTNs Programme will be available throughout the projection year. The directors of QCM have not taken into consideration the potential effects of adopting the Malaysian FRS 139: Financial Instruments: Recognition and Measurement, in respect of the interest rate swap arrangement as no effective date has been announced.

The initial expenses incurred for the CPs/MTNs Programme is assumed to be approximately RM1.0 million and will be amortised over the tenure of the CPs/MTNs Programme.

An annual expenses of RM210,000 per annum is assumed to be incurred to maintain the CPs/MTNs Programme.

Cost of financing for 3 New Properties

On 14 March 2008, Gandalf issued a total of RM24.0 million nominal value of CPs with net proceeds of approximately RM23.9 million pursuant to the CPs/MTNs Programme to part-finance the acquisition of the 3 New Properties. The CPs carries discount rates of 3.70% and 3.82% (0.25% with KLIBOR fixed at 3.57% per annum) per annum. No interest rate swap arrangement was made for the new CPs.

In addition, the bridging loans totalling RM51.54 million were drawn down in March 2008 to part-finance the purchase of 3 New Properties.

It is assumed that the bridging loans and the cash payment of RM19.0 million for the acquisition of 3 New Properties will be re-financed/replenished by the issuance of private debt securities in mid-2008.

For purposes of projecting, the directors of QCM have assumed an interest rate of 4.65% for the borrowings in connection with the acquisition of the 3 New Properties.

8. Taxation

QCT is exempted from tax on all income provided that at least 90% of their total income is distributed to the investors. If the 90% distribution condition is not complied with, QCT will then be subject to income tax at the present statutory tax rate of 27%.

No income tax has been provided as it is assumed that the entire distributable income for the projection year will be distributed to unitholders.

9. Property Value

Under the fair value model prescribed by the Malaysian FRS 140: Investment Properties, all gains or losses arising from changes in the fair value of the Existing Properties and 3 New Properties are recognised in the consolidated income statement for the period in which it arises.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT PROJECTIONS
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2009

For purposes of projecting, the directors of QCM have assumed that there will be no material fluctuation on the fair value of the Existing Properties and the 3 New Properties from their carrying values during the projection year.

Accordingly, no fair value adjustments would need to be made to the consolidated income statements for the projection year.

10. Accounting Standards

It has been assumed that there have been no significant changes to the applicable accounting standards or other financial reporting requirements that may have a material effect on the projected consolidated profits after taxation.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT PROJECTIONS
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2009

Other Assumptions

The directors of the manager have made the following additional assumptions in preparing the consolidated profit projections:

- There will be no material changes to the principal activities, property portfolio and structure of QCT;
- There will be no material acquisitions of authorised investments;
- All lease and tenancy agreements are enforceable and will be performed in accordance with their terms, and there will be no pre-matured termination by the tenants/lessees;
- All rental will be collected when fall due and there will be no bad and doubtful debts;
- It is assumed that insurance coverage on the assets of QCT against fire, loss of rental and other risks is sufficient;
- It is assumed that the property manager is capable of providing or procuring the provision of adequate maintenance and other services;
- There will be sufficient cash flow for the maintenance of, and improvements to, the properties;
- There will be no adverse economic, political and property market conditions which will materially affect the activities and performance of QCT;
- There will be no material changes in the planned accounting, management and operational policies of QCT;
- There will be no material changes in present legislations or government regulations which will adversely affect the operations of QCT;
- There will be no compulsory acquisition by the Malaysian Government pursuant to the provisions of Land Acquisition Act 1960;
- QCT will not be affected by industrial disputes or any other abnormal factors of changes affecting operations or its planned operations;
- There will be no material contingent liabilities during the projection year which may materially affect the projections. QCT will not be subjected to any material litigation or proceedings which could have a material adverse impact on QCT's business operating results and financial condition; and
- There will be no significant changes in the rate of inflation, interest rates and utility charges.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT PROJECTIONS
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2009

Important Notice

The Announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in QCT ("the Units").

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of the Managers' affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the managers to redeem their Units while the Units are listed. It is intended that unitholders of QCT may only deal in their Units through trading on Bursa Malaysia Securities Berhad (the "Bursa Securities"). Listing of the Units on the Bursa Securities does not guarantee a liquid market for the Units.

The past performance of QCT is not necessarily an indicative of the future performance of QCT.

The information in this Announcement must not be published outside Malaysia.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risk, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shift in customer demands, customer and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2008

Summarised Forecast Consolidated Income Statements

The directors of Quill Capita Management Sdn. Bhd. ("QCM"), being the manager of Quill Capita Trust ("QCT") forecasts, barring unforeseen circumstances, the consolidated income statements for the financial year ending 31 December 2008 of QCT will be as follows:

	Year ending 31 December 2008 RM'000
Revenue	**49,322**
Property expenses	(10,304)
Net property income	**39,018**
Interest income	350
Net investment income	**39,368**
Manager's fees	(3,628)
Trust expense	(642)
Valuers' fees	(210)
Borrowing costs	(7,552)
	(12,032)
Profits before taxation	**27,336**
Taxation	-
Profits after taxation	**27,336**
Income distribution per unit (in sen) (Based on units in circulation of 390,131,000)	**7.01**

QUILL CAPITA TRUST
CONSOLIDATED PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2008

The directors of QCM have prepared the forecast of consolidated income statements for the year ending 31 December 2008 using assumptions, for which the directors are solely responsible for.

The principal bases and assumptions upon which the profit forecast has been prepared are as follows:

Specific Assumptions:

1. **Revenue**

Revenue is the aggregate of rental income and car park income earned from:

- Quill Building I, II, III and IV ("Quill Buildings"), Wisma Technip and commercial shop lots at Plaza Mont' Kiara (collectively referred to as "Existing Properties");
- Quill land & building 5 - IBM, Quill land & building 8 – DHL(XPJ) and Quill land & building 10 – HSBC, Section 13, since 1 April 2008 ("3 New Properties");

as well as income recoverable from tenants of Quill Buildings and Wisma Technip. A summary of the key assumptions which have been used in determining the revenue is set out below:

(i) Rental Income

Rental income comprises of rental income and service charge from Existing Properties and rental income from 3 New Properties. The forecasted rental income is based on the contracted rents payable under current lease and tenancy agreements taking into account the revision on rental rate, tenancy retention rate, potential loss of rent between leases, likely market conditions, inflation rate and demand for office and commercial space.

For Wisma Technip, based on the existing lease agreement, renovation and upgrading works are to be undertaken and completed by 31 December 2008. If the renovation and upgrading works are not completed by the stipulated timeframe, the anchor tenant will be entitled to rental rebates from year 2009 onwards. For the purposes of forecasting, it is assumed that the renovation and upgrading works will be completed by 31 December 2008 as planned.

It is assumed that there will be no material deviation to the forecasted rental income.

(ii) Car Park Income

Car park income includes income earned from letting of the car park lots at Quill Buildings, Wisma Technip and 3 New Properties (except for Quill land & building 8 – DHL(XPJ)). The forecasted car park income is based on existing lease, tenancy agreements and actual historical information.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2008

(iii) Income Recoverable from Tenants

Income recoverable from tenants of Quill Buildings arises from property maintenance costs recoverable from tenants and additional utilities used by the tenants. It is forecasted based on actual historical information.

Income recoverable from tenants of Wisma Technip arises from additional utilities used by the tenants, and is assumed to be RM180,000 in the forecast year.

No income recoverable is assumed from the tenant of 3 New Properties.

(iv) Revision in Rental Rates

Rental income and car park income are forecasted to increase in the forecast year in accordance with the existing lease and tenancy agreements.

(v) Rental undertaking arrangements

Based on the undertaking arrangements between Quill Construction Sdn Bhd ("QCSB") and Mayban Trustee Berhad, QCSB undertakes:

- to bear the lease rental of the remaining 28,000 square feet of Quill building 5 – IBM and any car park lots which are not rented out for a 5-year period ending January 2013; and
- to bear the lease rental of the remaining 5,205 square feet of Quill building 8 – DHL(XPJ) which are not rented out from 2006 to 2011.

(vi) Construction of an additional floor space in Quill Building 10 – HSBC, Section 13

The relevant building approvals are assumed to be obtained and the construction of the additional 8,500 square feet floor space is to be completed by end of 2008. The rental collection for the additional floor space is assumed to commence in January 2009.

(vii) Renewal of Tenancies and Occupancy Rates

It has been assumed that leases up for renewal during the forecast year will be renewed and will not experience any vacancy period. The forecasted occupancy rates for the Existing Properties and 3 New Properties are assumed to be 100%.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2008

2. Property Operating Expenses

(i) Quit Rents, Assessments and Insurance

Quit rents and assessments for each of the Quill Buildings, Wisma Technip and 3 New Properties are forecasted based on actual historical cost information. Where historical cost information is not available, the assessment is assumed to be approximately 7% of revenue. No quit rent and assessment have been forecasted for Plaza Mont' Kiara as the charges will be borne by the tenant in accordance with the terms in the master lease agreement.

Insurance charges for Existing Properties and 3 New Properties are assumed to be consistent with the expenses incurred in prior years.

(ii) Repair and Maintenance Expenses

It is assumed that there will be no major defects, repair or refurbishment work to be done on the Existing Properties and 3 New Properties, other than the scheduled maintenance work to be carried out as forecasted. Repair and maintenance expenses are forecasted to be consistent with the expenses incurred in prior years.

(iii) Utilities Charges

Utilities charges for Quill Buildings and Wisma Technip are forecasted based on actual historical cost information. No utilities charges have been forecasted for Plaza Mont' Kiara and 3 New Properties as the utilities charges will be borne by the tenants in accordance with their respective lease and tenancy agreements.

(iv) Property Manager's Fees

Property manager's fees for Quill Buildings, Plaza Mont' Kiara and 3 New Properties are forecasted in accordance with the Valuers, Appraisers and Estate Agent Act 1981 with permissible discount.

Property manager's fees for Wisma Technip are forecasted in accordance with existing service agreement with the property manager.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2008

(v) Other Property Operating Expenses

Other property operating expenses comprise of reimbursements of property maintenance and other expenses to the property manager.

Reimbursements of property maintenance and other expenses to the property manager are forecasted as follows:

- Quill Buildings, Wisma Technip and 3 New Properties are forecasted based on terms stipulated in the respective service agreements.
- Plaza Mont' Kiara is forecasted to be 1% of gross revenue.

It is assumed that there will be no material deviation to the forecasted reimbursements of property maintenance and other expenses to the property manager.

3. Interest Income

Interest income is assumed to be 2.75% of the opening cash and bank balances. Cash and bank balances are assumed to comprise of rental deposits received from the tenants of Existing Properties and undistributed cash arising from non-cash items in the income statements only.

No interest income is assumed on the rental deposits from the tenants of 3 New Properties as it is expected to be insignificant.

4. Manager's Fees

Under the Trust Deed, the manager is entitled to the management fee comprising the base fee and the performance fee.

The base fee is 0.4% per annum of gross asset value of QCT and the performance fee is 3.0% per annum of net investment income for the forecast year. A 5% government service tax on the base fee and performance fee is assumed to be imposed.

However, for the period from the date of listing to 31 December 2010, performance fee is payable in full or in part subject to QCT achieving a minimum annualised distributable income per unit of 6 sens (after annual manager's fees).

For purposes of calculating the annualised distributable income per unit, the directors of QCM have assumed that the units in circulation of 390,131,000 as at 31 December 2007 remain unchanged during the forecast year.

5. Acquisition Related Expenses

An acquisition fee of 1.0% of the purchase price of the 3 New Properties and due diligence costs are payable in cash to the manager, and are capitalised as part of the carrying value of the 3 New Properties.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2008

6. Trust Expenses

Trust expenses comprise of recurring operating expenses such as the trustee's fees, audit and tax advisors fee, annual listing fees, printing, postage and other miscellaneous expenses.

The trustee's fees are 0.021% per annum of the gross asset value of QCT for the forecast year. A 5% government service tax is assumed to be imposed.

In assessing these amounts, the directors of QCM have considered factors likely to influence the level of these fees, charges and costs including QCT market capitalisation, gross assets, the likely number of investors, property values and estimated rate of inflation.

7. Borrowing Costs

Cost of financing for Quill Buildings

QCT, through its wholly-owned special purpose entity, Gandalf Capital Sdn. Bhd. ("Gandalf"), established a RM118,000,000 Commercial Papers/Medium Term Notes ("CPs/MTNs") Programme, to raise funding from the private debt securities market.

The CPs/MTNs are available up to seven years from the date of the first issuance with the issuance of CPs with maturities ranging from one to 12 months and MTNs with maturities ranging from one to seven years, provided the final maturity of the MTNs do not exceed the tenure of the facility.

On 1 December 2006, Gandalf issued RM91.9 million nominal value CPs pursuant to the CPs/MTNs Programme. The net proceeds of approximately RM90.1 million were received by QCT to part-finance the acquisition of Quill Buildings. The CPs issued by Gandalf carries a discount rate of approximately 4.02% per annum (KLIBOR was fixed at 3.77% per annum).

On 18 April 2007, an interest rate swap arrangement was entered into by QCM with HSBC Bank Malaysia Berhad whereby the KLIBOR is fixed at 3.745% per annum until 30 November 2011. As such, QCT will pay fixed rate of 3.995% per annum from 31 May 2007 till 30 November 2011.

For purposes of forecasting, the directors of QCM have used a fixed coupon rate of 3.995% per annum from 31 May 2007, and have assumed that the CPs/MTNs Programme will be available throughout the forecast year. The directors of QCM have not taken into consideration the potential effects of adopting the Malaysian FRS 139: Financial Instruments: Recognition and Measurement, in respect of the interest rate swap arrangement as no effective date has been announced.

The initial expenses incurred for the CPs/MTNs Programme is assumed to be approximately RM1.0 million and will be amortised over the tenure of the CPs/MTNs Programme.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2008

An annual expenses of RM210,000 per annum is assumed to be incurred to maintain the CPs/MTNs Programme.

Cost of financing for 3 New Properties

On 14 March 2008, Gandalf issued a total of RM24.0 million nominal value of CPs with net proceeds of approximately RM23.9 million pursuant to the CPs/MTNs Programme to part-finance the acquisition of the 3 New Properties. The CPs carries discount rates of 3.70% and 3.82% (0.25% with KLIBOR fixed at 3.57% per annum) per annum. No interest rate swap arrangement was made for the new CPs.

In addition, the bridging loans totalling RM51.54 million were drawn down in March 2008 to part-finance the purchase of 3 New Properties.

It is assumed that the bridging loans and the cash payment of RM19.0 million for the acquisition of 3 New Properties will be re-financed/replenished by the issuance of private debt securities in mid-2008.

For purposes of forecasting, the directors of QCM have assumed an interest rate of 4.65% for the borrowings in connection with the acquisition of the 3 New Properties.

8. Taxation

QCT is exempted from tax on all income provided that at least 90% of their total income is distributed to the investors. If the 90% distribution condition is not complied with, QCT will then be subject to income tax at the present statutory tax rate of 27%.

No income tax has been provided as it is assumed that the entire distributable income for the forecast year will be distributed to unitholders.

9. Property Value

Under the fair value model prescribed by the Malaysian FRS 140: Investment Properties, all gains or losses arising from changes in the fair value of the Existing Properties and 3 New Properties are recognised in the consolidated income statement for the period in which it arises.

For purposes of forecasting, the directors of QCM have assumed that there will be no material fluctuation on the fair value of the Existing Properties and the 3 New Properties from their carrying values during the forecast year.

Accordingly, no fair value adjustments would need to be made to the consolidated income statements for the forecast year.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2008

10. Accounting Standards

It has been assumed that there have been no significant changes to the applicable accounting standards or other financial reporting requirements that may have a material effect on the forecasted consolidated profits after taxation.

[THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

QUILL CAPITA TRUST
CONSOLIDATED PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2008

Other Assumptions

The directors of the manager have made the following additional assumptions in preparing the consolidated profit forecast:

- There will be no material changes to the principal activities, property portfolio and structure of QCT;
- There will be no material acquisitions of authorised investments;
- All lease and tenancy agreements are enforceable and will be performed in accordance with their terms, and there will be no pre-matured termination by the tenants/lessees;
- All rental will be collected when fall due and there will be no bad and doubtful debts;
- It is assumed that insurance coverage on the assets of QCT against fire, loss of rental and other risks is sufficient;
- It is assumed that the property manager is capable of providing or procuring the provision of adequate maintenance and other services;
- There will be sufficient cash flow for the maintenance of, and improvements to, the properties;
- There will be no adverse economic, political and property market conditions which will materially affect the activities and performance of QCT;
- There will be no material changes in the planned accounting, management and operational policies of QCT;
- There will be no material changes in present legislations or government regulations which will adversely affect the operations of QCT;
- There will be no compulsory acquisition by the Malaysian Government pursuant to the provisions of Land Acquisition Act 1960;
- QCT will not be affected by industrial disputes or any other abnormal factors of changes affecting operations or its planned operations;
- There will be no material contingent liabilities during the forecast year which may materially affect the forecast. QCT will not be subjected to any material litigation or proceedings which could have a material adverse impact on QCT's business operating results and financial condition; and
- There will be no significant changes in the rate of inflation, interest rates and utility charges.

QUILL CAPITA TRUST
CONSOLIDATED PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2008

Important Notice

The Announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in QCT ("the Units").

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of the Managers' affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the managers to redeem their Units while the Units are listed. It is intended that unitholders of QCT may only deal in their Units through trading on Bursa Malaysia Securities Berhad (the "Bursa Securities"). Listing of the Units on the Bursa Securities does not guarantee a liquid market for the Units.

The past performance of QCT is not necessarily an indicative of the future performance of QCT.

The information in this Announcement must not be published outside Malaysia.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risk, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shift in customer demands, customer and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	21-Apr-2008 18:06:09
Announcement No.	00090

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Corporate Presentation Slides dated 21 April 2008
Description	The announcements issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, are attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT-Presentationslides-part2.pdf QCT-Presentationslides-Part1.pdf Total size = **2140K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **21/04/2008 05:00:34 PM**
Submitted by **QUILL CAPITA TRUST** on **21/04/2008 05:19:58 PM**
Reference No **QC-080421-61234**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Type * **Announcement**

Subject *: Quill Capita Trust : Corporate Presentations Slides dated 21 April 2008 (Part 1)

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Corporate Presentation Slides (Part 1) are attached for information.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Corporate Presentation_1Q Results 2008-Final (Part 1).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

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QuillCapita Trust

FIRST QUARTER 2008 FINANCIAL RESULTS
21 April 2008



Important Notice

QuillCapita Trust

This presentation is focused on the actual First Quarter 2008 Unaudited Results of Quill Capita Trust (QCT) and QCT Group Forecast & Projections Statement. This shall be read in conjunction with QCT's First Quarter 2008 Unaudited Financial Results and the QCT Group Forecast & Projections Statement announced on 21 April 2008.

This presentation is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in QCT. The past performance of QCT is not necessarily indicative of the future performance of QCT.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitations) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income and occupancy, changes in operating expenses including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements which are based on the manager's current view of future events.

The value of units in QCT (Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the Main Board of Bursa Malaysia Securities Berhad. Listing of the Units on the Bursa Securities does not guarantee a liquid market for the Units.

The information in this Announcement must not be published outside Malaysia.

Contents

Financial Results

1Q 08 - EARNINGS PER UNIT Growth

QuillCapita Trust

EPU increased by 19.7% compare to preceding year corresponding quarter

	1Q 2007 RM'000	1Q 2008 RM'000	Variance %
Gross Revenue	6,202	11,379	+83.5
Net Property Income	5,100	9,228	+80.9
Income After Taxation	3,632	7,101	+95.5
Earnings Per Unit (EPU)	1.52 sen	1.82 sen	+19.7

1Q 08 - EPU Growth

QuillCapita Trust

	4Q 2007 (Restated) RM'000	1Q 2008 RM'000	Variance %
Gross Revenue	11,143	11,379	+2.12
Net Property Income	8,825	9,228	+4.57
Income After Taxation	7,058*	7,101	+ 0.60
EPU	1.81 sen	1.82 sen	+0.55

Notes:

1) Gross Revenue for 4Q2007 has been restated.

2) * Income after taxation for 4Q 2007 of RM7.058 million excluded revaluation surplus of RM57.106 million which was credited to the Profit & Loss Account in Dec 2007.

Total Assets – RM662.5 million
NAV per unit - RM1.20

QuillCapita Trust

	as at 31-Mar-07 (RM'000)	as at 30- Jun-07 (RM'000)	as at 30-Sep-07 (RM'000)	as at 31-Dec-07 (RM'000)	(Unaudited) as at 31-Mar-08 (RM'000)
Non Current Assets	276,000	276,000	490,883	549,011	645,500
Current Assets	17,108	20,478	33,267	36,263	16,981
Total Assets	**293,108**	**296,478**	**524,150**	**585,274**	**662,481**
Current Liabilities	93,754	93,446	97,940	103,820	178,904
Non Current Liabilities	8,022	8,022	12,591	12,527	14,650
Net Assets	191,332	195,010	413,619	468,927	468,927
Unitholders' Funds	191,332	195,010	413,619	468,927	468,927
NAV per unit (RM)	**0.80**	**0.82**	**1.06**	**1.20**	**1.20**

Strong Financial Ratios

QuillCapita Trust

	As at 31-Mar-2007	As at 30-Jun-2007	As at 30-Sep-07	As at 31-Dec-07	(Unaudited) As at 31-Mar-08
Total Debts (RM'000)	90,479	89,610	90,547	89,860	166,278
Gearing ratio	0.31x	0.30x	0.17x	0.15x	0.25x
Interest Service Cover ratio (for the quarter)	4.48x	4.83x	5.82x	9.01x	7.36x
Average Cost of Debt (p.a)	4.020%	3.995%	3.995%	3.995%	4.17%

Notes: (1) Gearing Ratio refers to Total Debts over Total Assets

(2) Interest Service Cover Ratio is calculated based on profit before taxation and interest expenses over interest expenses

(3) Average Cost of Debt is calculated based on interest rates applicable during the period

Low Financing & Interest Rate Exposure

QuillCapita Trust



% of Debt
40%
0%
0%
60%
2008
2009
2010
2011



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
100%
45%
55%
31/12/07
31/3/08
Fixed Rate
Floating Rate

Debt Maturity Profile (as at 31 Mar 08)

Subscription of RM118 million Commercial Paper (CP) has been committed until Nov 2011.

Debt Profile (as at 31 Mar 08)

- ❑ CP of RM91.9 million (face value) - fixed at 3.995% p.a until Nov 2011
- ❑ CP of RM24 million (face value) - at 3.74% p.a until April 2008
- ❑ Bridging Loan of RM51.54 million - at 4.68% p.a until June 2008

The Bridging Loan of RM51.54 million may be refinanced by Private Debt Securities issuance to secure fixed rate and long term funding .

Strong and Steady DPU Growth

QuillCapita Trust


IPO Forecast
Circular Forecast
Actual
QCT Group Forecast & Projections Statement
6.00
6.23
6.46
+ 16.8%
+ 1.15%
6.00
6.93
7.01
+ 22.4%
+ 3.4%
6.15
7.28
7.53
2007
2008
2009

Important Notice : Please read the above in conjunction with the principal bases and assumptions in the QCT Group Forecast and Projections Statement announced on 21 April 2008

Note : 1) The IPO Forecast refers to the forecast in the IPO Prospectus dated 10 December 2006

2) The Circular Forecast refers to the forecast in the Circular dated 16 July 2007

3) Actual refers to the Total Distribution declared and paid from the distributable income for the financial year ended 31 Dec 2007

4) QCT Group Forecast & Projections Statement includes new acquisitions of Quill Building 8 -IBM, Quill Building 8 – DHL (XPJ) & Quill Building 10-HSBC (Section 13) & has been verified by an external auditor

Portfolio Update

Portfolio as at 8 January 2007 (IPO Date)

QuillCapita Trust

Quill Building 1 – DHL 1	Quill Building 2 - HSBC	Quill Building 3 - BMW	Quill Building 4 – DHL 2
			
NLA : 92,284 sq. ft.	NLA : 184,453 sq. ft.	NLA : 117,198 sq. ft.	NLA : 99,183 sq. ft.
Acq Value :RM53.1 mil	Acq Value :RM 109 mil	Acq Value: RM 60.2 mil	Acq Value : RM 57.7mil
Purchase Price : RM 52.1 mil	Purchase Price : RM 107.5 mil	Purchase Price : RM 59.4 mil	Purchase Price : RM 57.0 mil
Current Value : RM56.5 mil	Current Value : RM117.5 mil	Current Value : RM66.9 mil	Current Value : RM62.1 mil

Net Lettable Area
493,118 sq. ft

Note: The current market value of the respective buildings was valued by CH Williams Talhar & Wong on 1 December 2007.

Acquisitions within 5 months after the IPO

QuillCapita Trust

Net Lettable Area for 6 properties
799,547 sq. ft
*Excluding car park area

Wisma Technip



NLA : 233,021sq. ft
Acq Value : RM125 mil
Purchase Price: RM125 mil
Current Value : RM141 mil

Part of Plaza Mont' Kiara



NLA : 73,408 sq. ft *
Acq Value : RM91 mil
Purchase Price: RM90 mil
Current Value : RM105 mil

✓ **The Sale & Purchase Agreements for the acquisitions of both Wisma Technip and part of Plaza Mont' Kiara were entered into on 8 June 2007.**

Note: The current market value of the respective buildings was valued by CH Williams Talhar & Wong on 1 December 2007.

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Acquisitions in 1Q 2008

QuillCapita Trust

Quill Building 5 – IBM
Acquisition was completed on 14 March 08



NLA : 80,000 sq. ft
Acq Value : RM43 mil
Purchase Price: RM43 mil

Quill Building 8 – DHL (XPJ)
Acquisition was completed on 25 March 08



NLA : 65,205 sq. ft
Acq Value : RM28.8 mil
Purchase Price: RM28.8 mil

Quill Building 10 – HSBC (Section 13)
Acquisition was completed on 25 March 08



NLA : 58,428 sq. ft
Acq Value : RM22.74 mil
Purchase Price: RM22.74 mil

Current Net Lettable Area for 9 Properties

[illegible]

*Excluding car park area

Note: The current market value of the respective buildings was valued by CH Williams Talhar & Wong on 7 January 2008.

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Funding for the Acquisitions in 1Q 2008

QuillCapita Trust

- **The acquisition of the 3 Quill Buildings were funded by both internally generated funds and bank borrowings:-**

a) Cash = RM19.06 million

b) Commercial Paper = RM23.90 million @ 3.74% p.a (1 month interest period)

c) Bridging Loan = RM51.54 million @ 4.68%p.a(3 months interest period)

Total RM94.50 million

In the QCT Group Forecast & Projections Statement, we have assumed the acquisition price of RM94.50 million is funded by 100% debts at an interest rate of 4.65% per annum

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Diversification of Properties

QuillCapita Trust

At IPO



Quill Building 2- HSBC, 39%
Quill Building 3- BMW, 22%
Quill Building 4- DHL 2, 20%
Quill Building 1- DHL1, 19%

Total Property Investment Value: RM276 mil

Real Estate Size more than Doubled

31 March 2008 – 9 Properties



Quill Building 5 - IBM, 7%
Quill Building 8 - DHL3 - 4%
Quill Building 10 - HSBC(M), 4%
Wisma Technip, 22%
Part of Plaza Mont' Kiara, 16%
Quill Building 2,- HSBC-18%
Quill Building 3- BMW, 10%
Quill Building 4- DHL2, 10%
Quill Building 1- DHL 1, 9%

Total Property Investment Value: RM643 mil

Note: (1) As at 31 December 2007, the Total Property Investment Value was based on valuation made by C H Williams Talhar & Wong on 1 December 2007
(2) The 3 new properties were valued at RM94.5 million by CH Williams Talhar & Wong on 7 January 2008

Segmental Contributions

QuillCapita Trust

By Valuation



Office, 79%
other commercial building, 5%
Car Park, 7%
Retail 9%

Notes: (1) Office comprises Quill Buildings (excluding Quill Building 8-DHL (XPJ) at Glenmarie, Shah Alam) and Wisma Technip

(2) Retail refers to retail portion of Plaza Mont' Kiara

(3) Car Park refers to car parking bays in Plaza Mont' Kiara

(4) Other commercial building refers to Quill- Building 8- DHL (XPJ) at Glenmarie, Shah Alam

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Blue-Chip Tenants

QuillCapita Trust

At IPO - Tenants from 4 Properties



Panasonic 2%
ACS 3%
TRW 5%
Quill 6%
BMW 7%
DHL 40%
HSBC 37%

31 March 2008 - Tenants from 9 Properties



ACS 1.3%
PGS 1.3%
Panasonic 1%
EDS, 1.4%
TRW, 2.7%
Quill, 3.3%
BMW, 4.0%
IBM , 5.2%
DHL 25.1%
Sunrise 7.3%
HSBC 24.2%
Technip 23.2%

Note : The above tenancy mix is calculated based on NLA

32 - 4507

A Well Balanced Tenancy Mix

QuillCapita Trust



Automotive 6.7%
IT/Electronics 8.9%
Property/ Construction 10.6%
Banking 24.2%
Oil & Gas 24.5%
Logistics 25.1%

Note : The above tenancy mix is calculated based on NLA

82 - 4507

Lease Up for Renewal



Lease Up for Renewal by Gross Income as at 31 March 2008
2%
34%
0%
31%
33%
2008
2009
2010
2011
2012 and beyond
Years

QCT's Strategy

2008 Target Asset Size

By end of 2008, we target to achieve total asset size of approximately RM750 million



RM Million
900
750
600
450
300
150
0
RM290.5 mil
RM585 mil
RM662 mil
Target
RM750 mil
8 Jan 2007
31 Dec 2007
31 Mar 2008
End 2008

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In Summary

Quill Capita Trust

1Q 2008: Positive Quarter

- Completed 3 new acquisitions in 1Q 2008
- Profit After Taxation surged 95.5% as compared to preceding year corresponding quarter
- EPU growth of 19.7% as compared to preceding year corresponding quarter

Going Forward

- Driven by asset enhancements and new acquisitions

82 - 4507

Quill Capita Trust

Quill Capita Trust

Quill Capita Management Sdn Bhd
Suite 11.01A Level 11
Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

For information, please call:
Mr Chan Say Yeong
Ms Corinne Tan
Ms Yong Su-Lin
Ms Celine Lau
(General Line: 03-2380 6288)

Thank You

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Apr-2008 07:02:17
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "(1) 2008 first quarter unaudited financial statement and distribution announcement; (2) Notice of books closure and distribution payment date; and (3) CMT achieves 15.0% higher first quarter 2008 distribution per unit"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by CMTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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RECEIVED
2008 MAY -7 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82 - 4507

CapitaMall Trust

CAPITAMALL TRUST

2008 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

CAPITAMALL TRUST
2008 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

Summary of CMT Group Results

	FY 2006	FY 2007	1 January 2008 to 31 March 2008		
	Actual	Actual	Actual	Forecast [1]	% Change
Gross Revenue (S$'000)	331,728	431,860	121,063	117,134	3.4
Net Property Income (S$'000)	217,641	287,775	84,667	78,274	8.2
Amount Available for Distribution (S$'000)	169,403	211,190	65,416	57,656	13.5
Distributable Income (S$'000)	169,403	211,190	57,995 [2]	56,187 [2]	3.0
Distribution Per Unit ("DPU") (cents)					
For the period	11.69¢	13.34¢	3.48¢	3.38¢	3.0
Annualised	11.69¢ [3]	13.34¢ [3]	14.00¢	13.59¢	3.0

Footnotes:

1. *The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.*
2. *On 25 March 2008, CMT received distribution income from CapitaRetail China Trust ("CRCT") for the period 1 July 2007 to 4 February 2008. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Hence, distribution income for 1Q 2008 includes approximately S$1.0 million of net capital distribution (after interest expense and other borrowing costs) from CRCT. Approximately S$1.9 million of distribution income from CRCT in 1Q 2008 has been retained for distribution in 2Q 2008.*
   CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ended 31 December 2008. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2008, CMT has retained S$5.5 million of its taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 14.00 cents is 15.0% higher than the annualised DPU of 12.17 cents for the 1st quarter ended 31 March 2007 and 4.9% higher than 13.34 cents paid in FY2007.
   In the forecast, approximately S$1.5 million of distribution income from CRCT in 1Q 2008 has been assumed to be retained for distribution in 2Q 2008.
3. *Refers to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results against the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 January 2008 to 31 March 2008
Distribution type	i) Taxable Income ii) Capital
Distribution rate	i) Taxable income distribution of 3.42 cents per unit ii) Capital distribution of 0.06 cents per unit
Book closure date	30 April 2008
Payment date	29 May 2008

CAPITAMALL TRUST
2008 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited ("CRS"), an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%) 10 May 2006 (2.7%) and 7 June 2006 (0.6%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

On 1 September 2006, the acquisition of Raffles City by RCS Trust was completed. RCS Trust is an unlisted special purpose trust established under a trust deed dated 18 July 2006 entered into between HSBC Institutional Trust Services (Singapore) Limited (as trustee-manager of RCS Trust), HSBC Institutional Trust Services (Singapore) Limited (as trustee of CapitaCommercial Trust ("CCT"), the Trustee, CapitaCommercial Trust Management Limited (as manager of CCT) and the Manager. RCS Trust is 40% owned by CMT and 60% owned by CCT.

On 2 November 2006, CMT invested in 20.0% in CapitaRetail China Trust ("CRCT"), a real estate investment trust ("REIT") listed on the SGX on 8 December 2006. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in the People's Republic of China. CMT's investment in CRCT is for 95.1 million units at the unit price of S$0.981 or S$93.3 million.

On a recurring basis, as the results of CRCT are not expected to be announced in sufficient time to be included in CMT Group's results for the same calender quarter, CMT Group will equity account the results of CRCT based on a 3 month lag time.

On 13 April 2007, CMT established a wholly-owned subsidiary, CMT MTN Pte. Ltd. ("CMT MTN") to provide treasury services, including on-lending to CMT the proceeds from issuances of notes under an unsecured multicurrency medium term note programme.

On 1 June 2007, CMT acquired the balance 72.8% of the Class E Bonds of CRS which were not held by CMT then. CMT was the sole owner of the Class E Bonds and effectively owns 100.0% of the beneficial interest in the property portfolio of CRS which comprises three shopping malls in Singapore.

On 5 February 2008, to maintain its 20.0% interest in CRCT, CMT subscribed 27,605,000 units in CRCT at an aggregate value of S$37,543,000. With this investment, CMT holds an aggregate of 122,705,000 units in CRCT at total cost of S$130,836,000.

On 27 February 2008, the Class E Bonds were redeemed by CRS. In addition, S$213,000,000 Junior Bonds Due 2018 ("Junior Bonds") was issued by CRS and fully subscribed by CMT. CMT is the sole owner of the Junior Bonds and continues to effectively own 100.0% of the beneficial interest in the property portfolio of CRS.

1(a) Statement of total return (1Q 2008 vs 1Q 2007)

	Group			Trust		
	1Q 2008[1] S$'000	1Q 2007 S$'000	% Change	1Q 2008[2] S$'000	1Q 2007 S$'000	% Change
Gross rental income	112,403	90,428	24.3	81,293	75,096	8.3
Car park income	3,407	2,504	36.1	2,352	2,136	10.1
Other income	5,253	4,510	16.5	4,104	4,275	(4.0)
Gross revenue	**121,063**	**97,442**	**24.2**	**87,749**	**81,507**	**7.7**
Property management fees	(4,598)	(3,708)	24.0	(3,362)	(3,084)	9.0
Property tax	(10,450)	(8,376)	24.8	(7,132)	(7,000)	1.9
Other property operating expenses [3]	(21,348)	(18,799)	13.6	(15,101)	(16,458)	(8.2)
Property operating expenses	**(36,396)**	**(30,883)**	**17.9**	**(25,595)**	**(26,542)**	**(3.6)**
Net property income	**84,667**	**66,559**	**27.2**	**62,154**	**54,965**	**13.1**
Interest income	185	284	(34.9)	4,753	1,395	NM
Investment income [4]	-	-	-	13,884	8,096	71.5
Asset management fees	(6,952)	(5,511)	26.1	(5,031)	(4,471)	12.5
Trust expenses	(998)	(503)	98.4	(793)	(383)	107.0
Finance costs	(19,729)	(16,175)	22.0	(12,020)	(12,507)	(3.9)
Net income before share of profit of associate	**57,173**	**44,654**	**28.0**	**62,947**	**47,095**	**33.7**
Share of profit of associate [5]	1,320	1,259	4.8	-	-	-
Total return for the period before taxation	**58,493**	**45,913**	**27.4**	**62,947**	**47,095**	**33.7**
Taxation [6]	2	NA	NM	NA	NA	NA
Total return for the period	**58,495**	**45,913**	**27.4**	**62,947**	**47,095**	**33.7**

Distribution statement

Net income before share of profit of associate	**57,173**	**44,654**	**28.0**	**62,947**	**47,095**	**33.7**
Net effect of non-tax deductible items[7]	3,834	5,605	(31.6)	2,469	4,403	(43.9)
Distribution income from associate [8]	3,842	-	NM	-	-	-
Interest income from associate [9]	-	1,239	NM	-	-	-
Net loss from subsidiaries	567	-	NM	-	-	-
Amount available for distribution to unitholders	**65,416**	**51,498**	**27.0**	**65,416**	**51,498**	**27.0**
Distributable income to unitholders [10]	**57,995**	**46,898**	**23.7**	**57,995**	**46,898**	**23.7**

Footnotes :

1. *The Group's results for 1Q 2008 include consolidation of 100% interest in CRS (with effect from 1 June 2007), CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*

3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	1Q 2008 S$'000	1Q 2007 S$'000	% Change	1Q 2008 S$'000	1Q 2007 S$'000	% Change
Depreciation and amortization	199	537	*(62.9)*	142	493	*(71.2)*
Bad debts written off	1	-	*NM*	1	-	*NM*

4. *Investment income for 1Q 2008 relates to distributable income from RCS Trust for 1Q 2008 and distributable income from CRCT for the period from 1 July 2007 to 4 February 2008. Investment income for 1Q 2007 relates to distributable income from RCS Trust for 1Q 2007.*

5. *Share of profit of associate for 1Q 2008 and 1Q 2007 relate to the equity accounting of CRCT's results on a 3 month lag basis and CRS's results (when it was still an associate) respectively. With effect from 1 June 2007, CRS is a subsidiary of CMT.*

6. *This includes 100% share in CRS and CMT MTN's income tax.*

7. *Included in the non-tax deductible items are the following:*

	Group			Trust		
	1Q 2008 S$'000	1Q 2007 S$'000	% Change	1Q 2008 S$'000	1Q 2007 S$'000	% Change
Non-tax deductible items						
- Asset management fees	*3,182*	*3,212*	*(0.9)*	*1,989*	*2,173*	*(8.5)*
- Trustee's fees	*179*	*186*	*(3.8)*	*148*	*156*	*(5.1)*
- Temporary differences and other adjustments	*473*	*2,207*	*(78.6)*	*332*	*2,074*	*(84.0)*
Net effect of non-tax deductible items	*3,834*	*5,605*	*(31.6)*	*2,469*	*4,403*	*(43.9)*

8. *For 1Q 2008, this relates to the distribution income received from CRCT for the period 1 July 2007 to 4 February 2008. In conjunction with the equity fund raising to partly finance the acquisition of Xizhimen Mall, Beijing, CRCT declared a cumulative distribution for the period from 1 July 2007 to 4 February 2008.*

9. *For 1Q 2007, this relates to the income received for the period from 1 Jan 2007 to 31 March 2007 when CRS was still an associate. With effect from 1 June 2007, CRS is a subsidiary of CMT.*

10. *On 25 March 2008, CMT received distribution income from CRCT for the period 1 July 2007 to 4 February 2008. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Hence, distribution income for 1Q 2008 includes approximately S$1.0 million of net capital distribution (after interest expense and other borrowing costs) from CRCT. Approximately S$1.9 million of distribution income from CRCT in 1Q 2008 has been retained for distribution in 2Q 2008.*
CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ended 31 December 2008. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2008, CMT has retained S$5.5 million of its taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 14.00 cents is 15.0% higher than the annualised DPU of 12.17 cents for the 1st quarter ended 31 March 2007 and 4.9% higher than 13.34 cents paid in FY2007.

NM – not meaningful

CAPITAMALL TRUST
2008 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(b)(i) Balance sheet

As at 31 Mar 2008 vs 31 Dec 2007

	Group			Trust		
	31 Mar 2008 S$'000	31 Dec 2007 S$'000	% Change	31 Mar 2008 S$'000	31 Dec 2007 S$'000	% Change
Non-current assets						
Plant & equipment	1,472	1,375	7.1	1,018	935	8.9
Investment properties [1]	5,811,419	5,777,900	0.6	4,038,687	4,021,000	0.4
Interest in subsidiaries [2]	-	-	-	356,220	356,220	-
Interest in associate [3]	129,918	98,053	32.5	130,836	93,293	40.2
Interest in joint venture	-	-	-	530,862	529,719	0.2
Total non-current assets	**5,942,809**	**5,877,328**	**1.1**	**5,057,623**	**5,001,167**	**1.1**
Current assets						
Inventories	173	182	(4.9)	-	-	-
Trade & other receivables	10,458	10,840	(3.5)	18,578	22,907	(18.9)
Cash & cash equivalents	74,875	68,918	8.6	46,779	35,493	31.8
Total current assets	**85,506**	**79,940**	**7.0**	**65,357**	**58,400**	**11.9**
Less						
Current liabilities						
Trade & other payables	114,781	116,793	(1.7)	79,808	82,200	(2.9)
Short term borrowings [4]	193,143	150,000	28.8	187,543	150,000	25.0
Provisions for taxation	560	1,018	(45.0)	-	-	-
Total current liabilities	**308,484**	**267,811**	**15.2**	**267,351**	**232,200**	**15.1**
Net current (liabilities)	**(222,978)**	**(187,871)**	**18.7**	**(201,994)**	**(173,800)**	**16.2**
Less						
Non-current liabilities						
Long term borrowings [5]	1,903,108	1,892,949	0.5	1,240,383	1,240,251	-
Non-current portion of security deposits	71,296	70,720	0.8	56,617	55,666	1.7
Other payables	2,270	3,974	(42.9)	-	-	-
Total non-current liabilities	**1,976,674**	**1,967,643**	**0.5**	**1,297,000**	**1,295,917**	**0.1**
Net assets	**3,743,157**	**3,721,814**	**0.6**	**3,558,629**	**3,531,450**	**0.8**
Unitholders' funds	**3,743,157**	**3,721,814**	**0.6**	**3,558,629**	**3,531,450**	**0.8**

Footnotes:
1. *Investment properties are stated at valuation performed by independent professional valuers as at 1 December 2007, adjusted for capital expenditure capitalised.*
2. *Interest in subsidiaries includes cost of investment in CRS and CMT MTN.*
3. *Interest in associate consists of cost of investment in CRCT. On 5 February 2008, to maintain its 20.0% interest in CRCT, CMT subscribed for 27,605,000 units in CRCT at an aggregate value of S$37,543,000. Aggregate investment in CRCT amount to 122,705,000 units at cost of S$130.8 million. The market value of CRCT, based on the closing price of S$1.30 as at 31 March 2008, amounts to S$159.5 million.*
4. *S$37.5 million short term borrowings were drawn down to finance the additional investment in CRCT.*
   At Group level, short term borrowings as at 31 March 2008 include short term borrowings of CMT's 40% interest in Raffles City of S$5.6 million, which were drawn down during 1Q 2008.
5. *On 27 February 2008, Class A to D Bonds and Revolving Credit Facility ("RCF") of CRS have been refinanced by term loan due August 2009. Additional RCF of S$5.5 million was drawn down by CRS on the same day.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group		Trust	
	31 Mar 2008 S$'000	31 Dec 2007 S$'000	31 Mar 2008 S$'000	31 Dec 2007 S$'000
Secured borrowings				
Amount repayable after one year	1,910,601	1,897,408	1,243,000	1,243,000
Less: Fees and costs in relation to debt raising exercises amortised over the tenor of secured loans	(7,493)	(4,459)	(2,617)	(2,749)
	1,903,108	**1,892,949**	**1,240,383**	**1,240,251**

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

Details of any collateral at RCS Trust

As security for the borrowings, RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City;

(iii) an assignment of the insurance policies relating to Raffles City;

(iv) an assignment of the agreements relating to the management of Raffles City; and

(v) a charge creating a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

Details of any collateral at CRS

As security for the borrowings, CRS and its subsidiaries ("CRS Group") and / or CRS has granted in favour of the lenders the following:

(i) First or second ranking debentures creating fixed and floating charges over the assets of CRS Group;

(ii) First or second fixed charges over the bank and other operating accounts of CRS Group;

(iii) First or second fixed charges over the units held by CRS in its subsidiaries;

(iv) First or second assignments of the rights, title and interest of the subsidiaries in the following:-

- Property management agreements relating to the properties;
- Tenancy and tenancy-related agreements and other sale and purchase agreements relating to the properties; and
- Insurances effected over the properties;

(v) Mortgages over each of the properties.

1(c) Cash flow statement (1Q 2008 vs 1Q 2007)

	Group	
	1Q 2008[1] S$'000	1Q 2007 S$'000
Operating activities		
Net Income	58,493	45,913
Adjustments for:		
Interest income	(185)	(284)
Finance costs	19,729	16,175
Bad debts written off	1	-
Depreciation and amortization	199	537
Asset management fee paid/payable in units	3,182	3,212
Share of profit of associate	(1,320)	(1,259)
Operating income before working capital changes	80,099	64,294
Changes in working capital:		
Inventories	9	(2)
Trade and other receivables	309	557
Trade and other payables	(1,157)	7,334
Security deposits	2,396	1,545
Cash generated from operations	**81,656**	**73,728**
Tax paid	(576)	-
Cash generated from operating activities	**81,080**	**73,728**
Investing activities		
Investment in associate	(37,543)	-
Interest received	184	2,807
Distribution received from associate	3,842	-
Capital expenditure on investment properties	(39,422)	(17,599)
Purchase of plant and equipment	(221)	(81)
Cash flows from investing activities	**(73,160)**	**(14,873)**
Financing activities		
Financing expenses	(2,001)	(1,632)
Proceeds from interest bearing loans and borrowings	368,643	350,000
Repayment of interest bearing loans and borrowings	(312,789)	(332,500)
Distribution to unitholders[2]	(38,900)	(52,305)
Interest paid	(16,916)	(18,129)
Cash flows from financing activities	**(1,963)**	**(54,566)**
Increase in cash and cash equivalent	**5,957**	**4,289**
Cash and cash equivalent at beginning of period	**68,918**	**47,201**
Cash and cash equivalent at end of period	**74,875**	**51,490**

Footnotes:

1. *The Group's results for 1Q 2008 include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *Distribution for 1Q 2008 is for the period from 7 November 2007 to 31 December 2007 paid in February 2008. Distribution for 1Q 2007 is for the period from 1 October 2006 to 31 December 2006 paid in February 2007.*

1(d)(i) Statement of changes in unitholders' funds (1Q 2008 vs 1Q 2007)

As at 31 Mar 2008 vs 31 Mar 2007

	Group		Trust	
	1Q 2008[1] S$'000	1Q 2007 S$'000	1Q 2008[2] S$'000	1Q 2007 S$'000
Balance as at beginning of period	**3,721,814**	**2,975,814**	**3,531,450**	**2,925,628**
Operations				
Total return for the period / net increase in net assets resulting from operations	58,495	45,913	62,947	47,095
Movement in hedging reserves[3]	**1,619**	**(472)**	-	-
Movement in foreign currency translation reserves [3]	**(2,955)**	-	-	-
Movement in general reserves[3]	**(48)**	-	-	-
Unitholders' transactions				
Creation of units				
- Management fee paid / payable in units	1,989	2,173	1,989	2,173
- Units issued / to be issued in respect of RCS Trust's manager's asset management fees	1,143	1,008	1,143	1,008
Distribution to unitholders[4]	(38,900)	(52,305)	(38,900)	(52,305)
Net decrease in net assets resulting from unitholders' transactions	**(35,768)**	**(49,124)**	**(35,768)**	**(49,124)**
Balance as at end of period	**3,743,157**	**2,972,131**	**3,558,629**	**2,923,599**

Footnotes:

1. *Group's results include consolidation of 100% interest in CRS (with effect from 1 June 2007), CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*

3. *This includes Group's 20.0% share in CRCT's hedging reserves, general reserves and foreign currency translation reserves and CRS's hedging reserves.*

4. *Distribution for 1Q 2008 is for the period from 7 November 2007 to 31 December 2007 paid in February 2008.*
   Distribution for 1Q 2007 is for the period from 1 October 2006 to 31 December 2006 paid in February 2007.

1(d)(ii) **Details of any change in the issued and issuable units (1Q 2008 vs 1Q 2007)**

	Trust	
	1Q 2008 Units	1Q 2007 Units
Balance as at beginning of period	**1,662,392,686**	**1,561,440,705**
New units issued :		
- As payment of asset management fees [1]	926,115	1,135,651
Issued units as at end of period	**1,663,318,801**	**1,562,576,356**
New units to be issued		
- As payment of asset management fees [2]	612,831	585,981
Total issued and issuable units as at end of period	**1,663,931,632**	**1,563,162,337**

Footnotes:

1. *These were the performance component of the asset management fees for 4Q 2007 and 4Q 2006 which were issued in February 2008 and February 2007 respectively.*
2. *These were the performance component of the asset management fees for 1Q 2008 (which will be issued in May 2008) and 1Q 2007 that have been issued in May 2007 respectively.*

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2007.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (1Q 2008 vs 1Q 2007)**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Group		Trust	
	1Q 2008	1Q 2007	1Q 2008	1Q 2007
Weighted average number of units in issue	1,662,979,514	1,562,128,607	1,662,979,514	1,562,128,607
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	3.52¢	2.94¢	3.79¢	3.01¢
Based on fully diluted basis	3.52¢	2.94¢	3.79¢	3.01¢
Number of units in issue at end of period	1,663,318,801	1,562,576,356	1,663,318,801	1,562,576,356
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	3.48¢ [2]	3.00¢ [2]	3.48¢ [2]	3.00¢ [2]

Footnotes:

1. *In computing the EPU, total return for the period after tax and the weighted average number of units for the period are used.*
2. *DPU for the 1st quarter ended 31 March 2008 is after retaining S$5.5 million of taxable income available for distribution to Unitholders and S$1.9 million of capital distribution income from CRCT.*
   DPU for the 1st quarter ended 31 March 2007 is after retaining S$4.6 million of taxable income available for distribution to Unitholders.

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Group	
	31 Mar 08	31 Dec 07
NAV per unit	$2.25	$2.24
Adjusted NAV per unit (excluding the distributable income)	$2.21	$2.21

	Trust	
	31 Mar 08	31 Dec 07
NAV per unit	$2.14	$2.12
Adjusted NAV per unit (excluding the distributable income)	$2.10	$2.10

8 Review of the performance

	Group		
	1Q 2008	1Q 2007	4Q 2007
	S$'000	S$'000	S$'000
Income statement			
Gross revenue	**121,063**	**97,442**	**116,033**
Property operating expenses	(36,396)	(30,883)	(38,706)
Net property income	**84,667**	**66,559**	**77,327**
Interest income	185	284	273
Asset management fees	(6,952)	(5,511)	(6,773)
Trust expenses	(998)	(503)	(832)
Finance costs	(19,729)	(16,175)	(18,604)
Net income before share of profit of associate	**57,173**	**44,654**	**51,391**

	Group		
	1Q 2008	1Q 2007	4Q 2007
	S$'000	S$'000	S$'000
Distribution statement			
Net income	57,173	44,654	51,391
Net effect of non-tax deductible items	3,834	5,605	4,425
Distribution income from associate	3,842	-	-
Interest income from associate	-	1,239	-
Net loss from subsidiaries	567	-	702
Amount available for distribution to unitholders	**65,416**	**51,498**	**56,518**
Distributable income to unitholders	**57,995**[1]	**46,898**[2]	**62,274**[3]

	Group		
	1Q 2008	1Q 2007	4Q 2007
	S$'000	S$'000	S$'000
Distribution per unit (in cents)			
For the period	3.48[1]	3.00[2]	3.82[3]
Annualised	14.00[1]	12.17[2]	15.16[3]

Footnotes:-

1. *After retaining S$5.5 million of taxable income available for distribution to Unitholders and approximately S$1.9 million of capital distribution income from CRCT.*
2. *After retaining S$4.6 million of taxable income available for distribution to Unitholders.*
3. *Included release of S$4.6 million retained in 1Q 2007 and S$1.2 million of net capital distribution income (after interest expense) from CRCT retained in 3Q 2007.*

1Q 2008 vs 1Q 2007

Gross revenue for 1Q 2008 was S$121.1 million, an increase of S$23.6 million or 24.2% over 1Q 2007. The three malls under CRS acquired on 1 June 2007 accounted for S$14.3 million of the increase. The other CMT malls accounted for another S$6.2 million increase in revenue mainly due to new and renewed leases at higher rates and CMT's 40% interest in Raffles City accounted for another S$3.1 million increase.

Property operating expenses for 1Q 2008 was S$36.4 million, an increase of S$5.5 million or 17.9% over 1Q 2007, mainly due to the three malls under CRS acquired on 1 June 2007.

Asset management fees was S$7.0 million, an increase of S$1.4 million or 26.1% due to higher revenue as explained earlier and higher property values of the existing properties under management.

Finance costs for 1Q 2008 of S$19.7 million was S$3.6 million higher than the same quarter last year, mainly due to the finance costs of S$4.0 million incurred by CRS. In addition, the increase in finance costs incurred in 1Q 2008 included interest on the S$150.0 million notes issued on 12 December 2007 through CMT MTN's S$1 billion Multicurrency Medium Term Note Programme ("MTN Programme"). Finance costs for 1Q 2007 included transaction costs of S$1.4 million incurred for the refinancing of the CMBS and other short term borrowings.

1Q 2008 vs 4Q 2007

Gross revenue for 1Q 2008 was S$121.1 million compared with S$116.0 million for 4Q 2007, an increase of S$5.1 million or 4.4%. This was mainly due to new and renewal leases.

Property operating expenses was S$36.4 million compared with S$38.7 million for 4Q 2007, a decrease of S$2.3 million or 5.9%. Property operating expenses for 4Q 2007 included non-recurring marketing and maintenance expenses.

Asset management fees at S$7.0 million was S$0.2 million or 2.6% higher than 4Q 2007.

Finance costs was S$19.7 million, an increase of S$1.1 million or 6.0% over 4Q 2007. The higher finance costs was mainly because finance costs for 1Q 2008 included three months of interest expense incurred on the S$150.0 million notes issued through the MTN Programme on 12 December 2007.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

Below mentioned only relates to review of the results of Group[1].

9(i) **Income statement (Actual vs Forecast)**

	Actual 1Q 2008 S$'000	Forecast [2] 1Q 2008 S$'000	% Change
Gross rental income	112,403	109,624	2.5
Car park income	3,407	3,004	13.4
Other income	5,253	4,506	16.6
Gross revenue	**121,063**	**117,134**	**3.4**
Property management fees	(4,598)	(4,415)	4.1
Property tax	(10,450)	(10,424)	0.2
Other property operating expenses	(21,348)	(24,021)	(11.1)
Property operating expenses	**(36,396)**	**(38,860)**	**(6.3)**
Net property income	**84,667**	**78,274**	**8.2**
Interest income	185	35	NM
Asset management fees	(6,952)	(7,033)	(1.2)
Trust expenses	(998)	(744)	34.1
Finance costs	(19,729)	(20,218)	(2.4)
Net income before share of profit of associate	**57,173**	**50,314**	**13.6**

NM – not meaningful

Footnotes:

1. *Group results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS and CMT MTN and equity accounting of its associate, CRCT.*
2. *The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.*

9(ii) **Distribution statement (Actual vs Forecast)**

	Actual 1Q 2008 S$'000	Forecast [1] 1Q 2008 S$'000	% Change
Net income before share of profit of associates	57,173	50,314	13.6
Net effect of non-tax deductible items	3,834	3,607	6.3
Distribution income from associate	3,842	2,939	30.7
Net loss from subsidiaries	567	796	(28.8)
Amount available for distribution to unitholders	**65,416**	**57,656**	**13.5**
Distributable income available for distribution to unitholders	**57,995[2]**	**56,187[2]**	**3.0**
Distribution per unit (in cents)			
For the period	3.48	3.38	3.0
Annualised	14.00	13.59	3.0

NM – not meaningful

Footnotes:

1. *The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.*
2. *Actual for the period is after retaining S$5.5 million of taxable income available for distribution to Unitholders and approximately S$1.9 million of capital distribution income from CRCT, while forecast for the period assumed retaining approximately S$1.5 million of capital distribution from CRCT.*

9(iii) Breakdown of gross revenue

	Actual 1Q 2008 S$'000	Forecast [1] 1Q 2008 S$'000	% Change
Tampines Mall	14,765	14,198	4.0
Junction 8	11,550	11,348	1.8
Funan DigitaLife Mall	7,174	7,153	0.3
IMM Building	17,957	17,303	3.8
Plaza Singapura	17,502	17,009	2.9
Bugis Junction	15,618	14,951	4.5
Sembawang Shopping Centre[2], Hougang Plaza and Jurong Entertainment Centre	3,183	3,020	5.4
	87,749	**84,982**	**3.3**
40% interest in Raffles City	18,990	18,046	5.2
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	14,324	14,106	1.5
Gross revenue	**121,063**	**117,134**	**3.4**

NM – not meaningful

Footnotes:
1. *The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.*
2. *Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.*

9(iv) Breakdown of net property income

	Actual 1Q 2008 S$'000	Forecast [1] 1Q 2008 S$'000	% Change
Tampines Mall	10,728	10,068	6.6
Junction 8	8,119	7,646	6.2
Funan DigitaLife Mall	4,867	4,532	7.4
IMM Building	12,254	10,993	11.5
Plaza Singapura	13,028	12,252	6.3
Bugis Junction	10,747	9,348	15.0
Sembawang Shopping Centre[2], Hougang Plaza and Jurong Entertainment Centre	2,411	1,820	32.5
	62,154	**56,659**	**9.7**
40% interest in Raffles City	13,672	12,950	5.6
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	8,841	8,665	2.0
Net property income	**84,667**	**78,274**	**8.2**

NM – not meaningful

Footnotes:
1. *The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.*
2. *Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.*

9(v) **Review of the performance**

Gross revenue for 1Q 2008 was S$121.1 million, an increase of S$3.9 million or 3.4% over the forecast for the same period. This was mainly due to higher revenue from Tampines Mall, IMM, Bugis Junction, Plaza Singapura and 40% interest in Raffles City, as a result of higher rental rates achieved on new and renewal leases. Other than Sembawang Shopping Centre which is undergoing major asset enhancement, gross revenue for all malls under the CMT portfolio performed better than forecast by 0.3% to 5.4%. S$0.7 million of the total increase is attributable to other income.

Property operating expenses for the period was S$36.4 million, which was S$2.5 million lower than forecast for the same period.

Asset management fees for the period was S$7.0 million, which was consistent with the forecast for the same period.

Finance cost for the period was S$19.7 million, which was S$0.5 million lower than the forecast for the same period. This was mainly because the Class A to D Bonds and RCF of CRS were refinanced in February 2008 at an overall all-in rate of 3.1%, which is lower than the interest rate assumed in the forecast.

10 **Commentary on the competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months**

Economic growth picked up pace in the first quarter of 2008. Advance estimates show that real gross domestic product (GDP) rose by 7.2% on a year-on-year basis in the first quarter of 2008, faster than the 5.4% gain in the last quarter of 2007. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP grew by 16.9%, after declining by 4.8% in the previous quarter.

The services producing industries are estimated to have grown by 7.6% in the first quarter, similar to the 7.7% in the previous quarter. Financial services continued to be the fastest growing among the services sectors.

Outlook for 2008

The manager of CMT is optimistic to deliver the projected distribution of 13.90 cents as stated in the forecast announced on 22 January 2008, barring any unforeseen circumstances.

11 **Distributions**

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution : Distribution for 1 January 2008 to 31 March 2008

Distribution Type	Distribution Rate (cents)
Taxable Income	3.42
Capital	0.06
Total	**3.48**

Par value of units : NA

Tax rate : Taxable Income Distribution

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from Singapore income tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession in Singapore.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Capital Distribution
Capital distribution represents a return of capital to unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For unitholders who are liable to Singapore income tax on profits from sale of CMT units, the amount of capital distribution will be applied to reduce the cost base of their CMT units for Singapore income tax purposes.

Remarks : CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ended 31 December 2008. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2008, CMT has retained S$5.5 million of its taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 14.00 cents is 15.0% higher than the annualised DPU of 12.17 cents for the 1st quarter ended 31 March 2007 and 4.9% higher than 13.34 cents paid in FY2007.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes.

Name of distribution : Distribution for 1 January 2007 to 31 March 2007

Distribution type : Income

Distribution rate : 3.00 cents per unit

Par value of units : NA

Tax rate : Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Remarks : CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2007. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2007, CMT has retained S$4.6 million of taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 12.17 cents is 10.2% higher than the annualised DPU of 11.04 cents for the 1st quarter ended 31 March 2006.

11(c) Date payable : 29 May 2008

11(d) Book closure date : 30 April 2008

12 <u>If no distribution has been declared/recommended, a statement to that effect</u>

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaMall Trust (the "**Manager**") which may render the unaudited interim financial results of the Group and the Trust (comprising the balance sheets, consolidated statement of total return, statement of changes in unitholders' funds and consolidated cash flow statement, together with their accompanying notes) as at 31 March 2008 and the results of the business, changes in unitholders' funds and cash flows of the Group for the 3 months ended on that date, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Kee Teck Koon Director	Pua Seck Guan Chief Executive Officer

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Kannan Malini
Company Secretary
22 April 2008

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

**NOTICE OF BOOKS CLOSURE
AND DISTRIBUTION PAYMENT DATE**

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **30 April 2008 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 3.48 cents per unit in CMT ("**Unit**") for the period from 1 January 2008 to 31 March 2008 (the "**Distribution**") comprising:-

(i) distribution out of capital (the "**capital component**") of 0.06 cents; and
(ii) distribution of taxable income (the "**taxable income component**") of 3.42 cents.

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on **29 May 2008**.

DECLARATION FOR SINGAPORE TAX PURPOSES

(i) CAPITAL COMPONENT OF THE DISTRIBUTION

The capital component of the Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For Unitholders who are liable to Singapore income tax on profits from sale of Units, the amount of capital component will be applied to reduce the cost base of their Units for Singapore income tax purposes.

(ii) TAXABLE INCOME COMPONENT OF THE DISTRIBUTION

The taxable income component of the Distribution is a distribution of income to Unitholders for Singapore income tax purposes. Tax will be deducted at source from the taxable income component in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such component and the term "income distribution" used thereafter refers to this component.

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross income distribution. The income distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross income distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Boardroom Corporate & Advisory Services Pte. Ltd. (formerly known as Lim Associates (Pte) Ltd), and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross income distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their income distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross income distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive an income distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return the Form to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their income distribution net of 18% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Boardroom Corporate & Advisory Services Pte. Ltd. will despatch the relevant forms to Unitholders on or around 5 May 2008.

Unitholders must complete and return the applicable form to Boardroom Corporate & Advisory Services Pte. Ltd's. office by 15 May 2008 at 5.00 p.m. in order to receive a gross income distribution or an income distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The income distribution is considered as income for the year 2008. Beneficial owners of the Distribution, other than those who are exempt from tax on the income distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross income distribution as taxable income in their income tax return for the year of assessment 2009.

The capital component of the Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
30 April 2008 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 15 May 2008 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
29 May 2008	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
22 April 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

News Release

22 April 2007
For Immediate Release

CMT Achieves 15.0%[1] Higher First Quarter[2] 2008 Distribution per Unit

Strong organic growth driven by rental renewals and asset enhancement initiatives

Singapore, 22 April 2007 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a Distribution Per Unit in CMT ("DPU") for First Quarter[2] 2008 of 3.48 cents (14.00 cents on an annualised basis), which is 15.0%[1] higher than the DPU for First Quarter[3] 2007 of 12.17 cents (on an annualised basis). The amount available for distribution to unitholders of CMT ("Unitholders") for First Quarter[2] 2008 also exceeds the forecast[4] distributable income for the same period by 13.5% or S$7.8 million.

CMT's distributable income[5] for First Quarter[2] 2008 of S$58.0 million is S$1.8 million or 3.0% higher than the forecast[4] distributable income of S$56.2 million for the same period. CMT is committed to distribute 100.0% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2008. The Books Closure Date is on 30 April 2008, and Unitholders can expect to receive their First Quarter[2] 2008 distribution of 3.48 cents per unit on 29 May 2008.

Mr Pua Seck Guan, Chief Executive Officer of CMTML, said, "We are pleased to have once again outperformed our forecast[4] in First Quarter[2] 2008. The top line numbers achieved by CMT remains very strong, supported by robust rental renewals and multiple asset enhancement initiatives. Organic growth driven by asset enhancement programs in particular, will continue to take centre stage in the coming quarters, given that our quality portfolio of assets has substantial value creation opportunities."

[1] Annualised Distribution per Unit for the period from 1 January 2008 to 31 March 2008 versus the annualised Distribution per Unit for the period from 1 January 2007 to 31 March 2007.
[2] For the period from 1 January 2008 to 31 March 2008.
[3] For the period from 1 January 2007 to 31 March 2007.
[4] The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.
[5] CMT is committed to distribute 100.0% of its taxable income available for distribution for the financial year ending 31 December 2008, including the S$5.5 million retained in First Quarter 2008 and approximately S$1.9 million retained in First Quarter 2008 from the capital distribution received from our investment in CRCT.

Mr Pua, added, "As at 31 March 2008, over 92.0%[6] of our forecast[4] net property income for 2008 has already been locked in, further demonstrating the defensive nature of CMT, amidst the current volatile market condition. With a gearing of 35.3%, we have a capacity to acquire at least S$1.2 billion worth of assets through 100.0% debt funding, without resulting in a change in our corporate rating of "A2" assigned by Moody's Investors Service. We will continue to actively pursue yield accretive acquisition opportunities to grow our local target asset size to S$8.0 billion by 2010."

Summary of CMT Results
(1 January 2008 to 31 March 2008)

	Actual	Forecast[4]	Variance	
			Amount	%
Gross Revenue (S$'000)	121,063	117,134	3,929	3.4
Net Property Income (S$'000)	84,667	78,274	6,393	8.2
Amount Available for Distribution (S$'000)	65,416	57,656	7,760	13.5
Distributable Income to Unitholders (S$'000)	57,995[3]	56,187	1,808	3.0
Distribution Per Unit (cents)				
For the period 1 Jan to 31 Mar 2008	3.48¢	3.38¢	0.10¢	3.0%
Annualised	**14.00¢**	**13.59¢**	**0.41¢**	**3.0%**
Distribution Yield				
- S$3.45 per unit (closing as at 31 Mar 2008)	**4.06%**	**3.94%**	**0.12%**	**3.0%**
- S$3.48 per unit (closing as at 21 Apr 2008)	**4.02%**	**3.91%**	**0.12%**	**3.0%**

Strong Organic Growth Driven By Multiple Asset Enhancement Initiatives

In 2008, a significant amount of asset enhancement initiatives will be in progress at various malls across the CMT portfolio amounting to approximately S$179.1 million in capital expenditure. These include currently on-going works, such as the major redevelopment project at Sembawang Shopping Centre ("SSC"), which commenced in First Quarter[3] 2007 and is expected to be completed by Fourth Quarter[7] 2008, Lot One Shoppers' Mall ("Lot One"), which commenced in Third Quarter[8] 2007 and is expected to be completed in Fourth Quarter[7] 2008, and upcoming works such as the redevelopment of Jurong Entertainment Centre, as well as enhancement schemes at Bugis Junction and Plaza Singapura.

[6] Based on all committed leases as at 31 March 2008 and assuming the remaining leases due for renewal in 2008 are not renewed and left vacant.
[7] For the period from 1 October 2008 to 31 December 2008.
[8] For the period from 1 July 2007 to 30 September 2007.

As these works are carried out, vacancy voids may have a varying impact on operational costs in the coming quarters in 2008. As such, CMT has retained S$5.5 million of its taxable income available for distribution to Unitholders. The retained taxable income will provide a sustainable pool of funds which will help negate the impact of the fluctuating operational cash flows, thereby providing Unitholders with stable 2008 quarterly distributions. CMT is committed to distribute 100.0% of its taxable income available for distribution for the financial year ending 31 December 2008 and remains confident of delivering its 2008 forecast[4] DPU of 13.90 cents to Unitholders.

Gross Revenue / Net Property Income/ Rental Renewals

CMT's gross revenue for First Quarter[2] 2008 was S$121.1 million. This is an increase of S$3.9 million or 3.4% over the forecast[4] gross revenue for First Quarter[2] 2008. This was mainly due to higher rental rates achieved on new and renewal leases at Tampines Mall, IMM Building ("IMM"), Bugis Junction, Plaza Singapura and Raffles City (40.0% interest). Other than SSC, which is undergoing major asset enhancement, gross revenue at all malls under the CMT portfolio performed better than forecast.

CMT's Net Property Income ("NPI") for First Quarter[2] 2008 exceeded the forecast[4] NPI for First Quarter[2] 2008 by 8.2% or S$6.4 million. All malls within CMT's portfolio better their respective forecast[4] net property income for First Quarter[2] 2008, with IMM and Bugis Junction registering a remarkable out-performance of 11.5% and 15.0 % respectively. Rental renewal rates for the First Quarter[2] 2008 registered robust growth of 10.4% over preceding rental rates and 4.3% over forecast rental rates[9].

Update on Lot One

Asset enhancement work at Lot 1 is progressing on schedule. As at 31 March 2008, S$4.9 million or approximately 71.0% of the S$6.9 million projected increase in rental revenue per annum has been committed on a stabilised basis. Levels 1 and 2, as well as part of Level 3, of the four-storey extension block have been completed. The tenants have already commenced business and new tenants include Cotton On, Bysi, Bega, Cocoon, Heidi, Vogue and Mondo. The entire asset enhancement initiative is on track to be completed by Fourth Quarter[7] 2008.

The project is expected to incur a capital expenditure of S$51.7 million and increase NPI by S$5.2 million per annum to achieve an ungeared ROI of 10.0%.

---

[9] Forecast rental rates for the period 1 January 2008 to 31 March 2008 is the based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.

Update on SSC

At SSC, redevelopment works, which commenced in First Quarter[3] 2007, are in progress. To date, over 80.0% of the total Net Lettable Area (NLA) has been committed. Anchor tenants committed includes Giant Hypermart, Daiso and Kopitiam, whilst other specialty and food and beverage tenants committed includes Popular book store, Dano, OP, Aston, Ajisen, Prosperous Kitchen, Challenger and Esprit. The entire redevelopment exercise is on schedule to be completed in Fourth Quarter[7] 2008. The project is expected to incur a capital expenditure of S$68.4 million to achieve an ungeared ROI of 8.0%.

Update on Bugis Junction

The final phase of work on Basement 1, which involves the reconfiguration of the Market Place, is underway and is expected to be completed on schedule by Second Quarter[10] 2008. The full suite of asset enhancement works, comprising three phases, include the relocation of the Basement 1 food court to Level 3, reconfiguring the basement food court and back-of-house areas to food kiosks, restaurants and specialty shops, as well as the conversion of opaque façade for the restaurant block to glass parapets and balconies. The enhancement initiative is expected to incur a capital expenditure of S$31.4 million and increase NPI by S$4.0 million per annum to achieve an ungeared ROI of 12.8%.

To further create value at Bugis Junction, another set of asset enhancement program will be undertaken at the mall. The new initiative includes replacing the current opaque façade of the retail block with glass parapets to improve the visibility of the shops and allow the retail tenants to prominently showcase their merchandise. In addition, on Levels 2 and 3, certain void areas will be level-up, lease lines of some shops will be extended, and also a mini-anchor space will be reconfigured to create six new specialty shops. The proposed asset enhancement works are expected to further strengthen Level 3's positioning as the lifestyle zone for gadgets, gifts, hobbies and youth fashion.

Works are expected to commence in Second Quarter[10] 2008 and is expected to be completed by Fourth Quarter[7] 2008. The project is expected to incur a capital expenditure of S$8.5 million and increase NPI by approximately S$0.9 million per annum to achieve an ungeared ROI of 10.0%.

---

[10] For the period from 1 April 2008 to 30 June 2008.

Update on Plaza Singapura

At Plaza Singapura, approximately 15,000 square feet of space occupied by John Little on Level 3 will be recovered to create more specialty stores. In total, 13 new units, comprising a restaurant and 12 specialty stores, will be created. In addition, the current secondary corridor next to John Little's space will be aligned with the main shopping corridor. Subsequently, the aligned corridor will be flanked by the proposed new shops. This would improve the line of sight to the mall from the car park entrance, thereby providing motorists with a more exciting and engaging entry into Plaza Singapura. Works are expected to commence in Second Quarter[10] 2008 and is expected to be completed by Fourth Quarter[7] 2008. The project is expected to incur a capital expenditure of approximately S$2.5 million to achieve an ungeared ROI of 17.1%.

__About CapitaMall Trust (www.capitamall.com)__

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by market capitalisation and asset size in Singapore, with a market capitalisation and asset size of approximately S$5.8 billion and S$5.9 billion respectively as at 21 April 2008. CMT has been assigned an "A2" rating with a stable outlook by Moody's Investors Service. The "A2" rating is the highest rating assigned to a Singapore REIT.

CMT owns and invests in quality income-producing assets which are used, or predominantly used, for retail purposes primarily in Singapore. As at 31 March 2008, CMT Group's portfolio comprised a diverse list of over 2,100 leases with local and international retailers and achieved a committed occupancy of close to 100.0%. CMT Group's 13 quality retail malls, which are strategically located in the suburban areas and Downtown Core of Singapore, include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction, Raffles City Singapore (40.0% interest), Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall. CMT also owns a 20.0% stake in CapitaRetail China Trust, the first pure-play China retail REIT listed on the Singapore Exchange in December 2006.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, the largest real estate company in Southeast Asia by market capitalisation.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
TONG Ka-Pin (Ms)
DID : (65) 6826 5856
HP : (65) 98622435
Email : tong.ka-pin@capitaland.com
Website : www.capitamall.com

CapitaMall Trust

CAPITAMALL TRUST

1ST QUARTER 2008 FINANCIAL RESULTS

22 April 2008

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008. This shall be read in conjunction with paragraph 9 of CMT's 2008 First Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

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CapitaMall Trust

Financial Highlights

Financial Results
1Q 2008 (1 Jan – 31 Mar 2008)

Amount Available for Distribution Exceeds Forecast[1] by 13.5%

Distribution Per Unit of 3.48 Cents Exceeds Forecast[1] by 3.0%

	Actual	Forecast[1]	Variance	Change
Amount available for distribution	S$65.4 m	S$57.7 m	S$7.7 m	13.5%
Distributable income	S$58.0[2] m	S$56.2 m	S$1.8 m	3.0%
Distribution per unit	3.48 ¢	3.38 ¢	0.10 ¢	3.0%
Comprise:				
Taxable Income Distribution	3.42 ¢	3.35 ¢	0.07 ¢	2.1%
Capital Distribution	0.06 ¢	0.03 ¢	0.03 ¢	100.0%
Annualised distribution per unit	14.00¢	13.59¢	0.41¢	3.0%
Annualised distribution yield (Based on unit price of S$3.48 on 21 April 2008)	4.02 %	3.91 %	0.11 %	3.0%

CMT is committed to distribute 100% of its taxable income available for distribution for the financial year ended 31 December 2008, including the S$5.5 million retained in 1Q 2008 and approximately S$1.9 million retained in 1Q 2008 from the capital distribution received from our investment in CapitaRetail China Trust ("CRCT").

1. The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.
2. After retaining S$5.5 million of taxable income available for distribution to Unitholders and approximately S$1.9 million of capital distribution income from CRCT.

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Financial Results

DPU Comparison

1Q 2008 Distribution Per Unit Increased 15.0% over 1Q 2007

	1Q 2008	1Q 2007	Variance	Change%
Annualised distribution per unit	14.00¢ [1]	12.17¢ [2]	+ 1.83¢	+15.0%
Annualised distribution yield (Based on unit price of S$3.48 on 21 April 2008)	4.02%	3.50%	+0.52%	+15.0%

1. After retaining S$5.5 million of taxable income available for distribution to Unitholders and approximately S$1.9 million of capital distribution income from CRCT.
2. After retaining approximately S$4.6 million of taxable income available for distribution to Unitholders.

CapitaMall Trust

Distribution Details

Distribution Period	1 January to 31 March 2008
Distribution Rate	3.48 cents per unit

Distribution Timetable

Notice of Book Closure Date	22 April 2008
Last Day of Trading on "cum" Basis	25 April 2008, 5.00 pm
Ex-Date	28 April 2008, 9.00 am
Book Closure Date	30 April 2008, 5.00 pm
Distribution Payment Date	29 May 2008

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Steady DPU Growth Since Listing in July 2002

Multi-Pronged Strategy Delivers Continuous DPU Growth



7.34¢[1]
FY2002 DPU[1]
2002
+9.4%
8.03¢
FY2003 Actual DPU
2003
+18.1%
9.48¢
FY2004 Actual DPU
2004
+7.9%
10.23¢
FY2005 Actual DPU
2005
+14.3%
11.69¢
FY2006 Actual DPU
2006
+14.1%
13.34¢
FY2007 Actual DPU
2007
+4.9%
14.00¢[2]
FY2008 DPU[2]
2008

1. Based on annualised distribution per unit for the period 17 July 2002 to 31 December 2002. Distribution for the period was 3.38 cents.
2. Based on annualised distribution per unit for the period 1 January 2008 to 31 March 2008. Distribution for the period was 3.48 cents.

CapitaMall Trust

Breakdown of DPU Growth Since IPO (Jul 2002)

Acquisitions, Asset Enhancements & Active Leasing form Core Components of Growth



14.00 ¢[2]
6.78 ¢[1]
Asset Enhancements / Reconfiguration & Others 38%
Upfront Payment of IMM Land Premium 5%
Active Leasing 19%
Acquisitions 37%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Annualised distribution for the period 1 January 2008 to 31 March 2008.

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CapitaMall Trust

Financial Results

Distribution Statement
1Q 2008 (1 Jan – 31 Mar 2008)

	Actual S$'000	Forecast[1] S$'000	Variance (%)
Gross Revenue	121,063	117,134	3.4
Less property operating expenses	(36,396)	(38,860)	(6.3)
Net property income	**84,667**	**78,274**	**8.2**
Interest Income	185	35	N.M
Administrative expenses	(7,950)	(7,777)	2.2
Interest expenses	(19,729)	(20,218)	(2.4)
Net income before tax and before share of profit of associate	**57,173**	**50,314**	**13.6**
Net effect of non-tax deductible items	3,834	3,607	6.3
Distribution income from associate	3,842	2,939	30.7
Net loss from subsidiaries	567	796	(28.8)
Amount available for distribution to unitholders	65,416	57,656	13.5
Distributable Income	**57,995[2]**	**56,187[2]**	**3.0**
Distribution per unit (in cents) for period	**3.48 ¢**	**3.38 ¢**	**3.0**
Comprise:			
Taxable Income Distribution	3.42 ¢	3.35 ¢	2.1
Capital Distribution	0.06 ¢	0.03 ¢	100.0
Annualised distribution per unit (in cents)	**14.00 ¢**	**13.59 ¢**	**3.0**

1. The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.
2. Actual for the period is after retaining S$5.5 million of taxable income available for distribution to Unitholders and approximately S$1.9 million of capital distribution income from CRCT, while forecast for the period assumed retaining approximately S$1.5 million of capital distribution from CRCT.

N.M – Not meaningful

CapitaMall Trust

Property Gross Revenue 1Q 2008 (1 Jan – 31 Mar 2008)

Portfolio Gross Revenue Outperformed Forecast[1] by 3.4%



CMT Portfolio
121.1
117.1
3.4%
Tampines Mall
14.8
14.2
Junction 8
11.5
11.3
Funan DigitaLife Mall
7.2
7.2
IMM Building
18.0
17.3
Plaza Singapura
17.5
17.0
Bugis Junction
15.6
15.0
Other Assets2
3.2
3.0
40% interest in Raffles City
19.0
18.0
CRS Portfolio3
14.3
14.1
1Q Actual
1Q Forecast1
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140
S$ million

1. The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

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Property Operating Expense
1Q 2008 (1 Jan – 31 Mar 2008)

Rigorous Cost Management Contains Portfolio Operating Expenses


CMT Portfolio
36.4
38.8
6.3%
Tampines Mall
4.1
4.1
Junction 8
3.4
3.7
Funan DigitaLife Mall
2.3
2.7
IMM Building
5.7
6.3
Plaza Singapura
4.5
4.7
Bugis Junction
4.8
5.7
Other Assets2
0.8
1.2
40% interest in Raffles City
5.3
5.0
CRS Portfolio3
5.5
5.4
1Q Actual
1Q Forecast1
0
5
10
15
20
25
30
35
40
45
S$ million

1. The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

CapitaMall Trust

Net Property Income 1Q 2008 (1 Jan – 31 Mar 2008)

Portfolio Net Property Income Outperformed Forecast[1] by 8.2%



CMT Portfolio
Tampines Mall
Junction 8
Funan DigitaLife Mall
IMM Building
Plaza Singapura
Bugis Junction
Other Assets2
40% interest in Raffles City
CRS Portfolio3
84.7
78.3
10.7
10.1
8.1
7.6
4.9
4.5
12.3
11.0
13.0
12.3
10.8
9.3
2.4
1.8
13.7
13.0
8.8
8.7
8.2%
1Q Actual
1Q Forecast1
0
10
20
30
40
50
60
70
80
90
100
S$ million

1. The forecast is based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

CapitaMall Trust

Property Gross Revenue 1Q 2008 vs 1Q 2007

Strong Gross Revenue Growth of 9.7% on Comparable Mall Basis


CMT Portfolio
106.8
97.4
9.7%
Tampines Mall
14.8
13.7
Junction 8
11.5
11.0
Funan DigitaLife Mall
7.2
6.3
IMM Building
18.0
15.6
Plaza Singapura
17.5
16.9
Bugis Junction
15.6
14.0
Other Assets1
3.2
4.0
40% interest in Raffles City
19.0
15.9
1Q 2008
1Q 2007
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140
S$ million

1. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.

CapitaMall Trust

Property Operating Expense 1Q 2008 vs 1Q 2007

Stabilised Portfolio Operating Expenses on Comparable Mall Basis



CMT Portfolio
30.9
30.8
0.3%
Tampines Mall
4.1
3.9
Junction 8
3.4
3.4
Funan DigitaLife Mall
2.3
2.5
IMM Building
5.7
6.2
Plaza Singapura
4.5
4.4
Bugis Junction
4.8
4.6
Other Assets[1]
0.8
1.5
40% interest in Raffles City
5.3
4.3
1Q 2008
1Q 2007
0
5
10
15
20
25
30
35
S$ million

1. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.

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Net Property Income
1Q 2008 vs 1Q 2007

Robust Net Property Income Growth of 14.0% on Comparable Mall Basis



CMT Portfolio
75.9
66.6
14.0%
Tampines Mall
10.7
9.8
Junction 8
8.1
7.6
Funan DigitaLife Mall
4.9
3.8
IMM Building
12.3
9.4
Plaza Singapura
13.0
12.5
Bugis Junction
10.8
9.4
Other Assets1
2.4
2.5
40% interest in Raffles City
13.7
11.6
1Q 2008
1Q 2007
0
10
20
30
40
50
60
70
80
90
100
S$ million

1. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.

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Debt Capital Information as at 31 March 2008

(including 40% share in RCS Trust and 100% share in CRS)
S$155.0 million 3.25% Fixed Rate Notes Due 2010 Issued on 1 April 2008

Debt Maturity Profile



S$ million
800
700
600
500
400
300
200
100
0
Commercial Mortgage Backed Security ("CMBS") under Silver Maple
Short Term Borrowings
CMBS under Silver Oak to part finance the 40% share of the Raffles City acquisition
Fixed Rate Notes due December 2008 issued under CMT MTN Pte. Ltd.
Term Loan due August 2009
RCF of CRS
193.1
9.2%
150.0
7.2%
43.1
2.0%
660.5
31.4%
320.0 1
15.2%
335.0
15.9%
5.5
0.3%
125.0
5.9%
346.4 2
16.4%
783.0
37.1%
433.0
20.5%
350.0
16.6%
2008
2009
2010
2011
2012

1. Class A to D Bonds and RCF of CRS have been refinanced by term loan due August 2009, at an overall all-in rate of 3.1%, which is below the previous all-in rate of 4.3%.
2. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition. Of the total CMBS of S$866.0 million, S$136.0 million (our 40.0% share thereof is S$54.4 million) is "AA" rated, the balance is "AAA" rated.
3. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.

Key Statistics

CMT (excluding 40% share in RCS Trust & 100% share in CRS)

Interest Cover	6.4 times
Average Cost of Debt	3.3%
Debt Rating	" AAA "
CMT's Corporate Rating [3]	" A2 "

CMT Group (including 40% share in RCS Trust & 100% share in CRS)

Gearing Ratio	35.3%
Average Cost of Debt	3.6%

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Balance Sheet

As at 31 Mar 2008	S$'000
Non-Current Assets	5,942,809
Current Assets	85,506
Total Assets	6,028,315
Current Liabilities	308,484
Non-Current Liabilities	1,976,674
Less Total Liabilities	2,285,158
Net Assets	3,743,157
Unitholders' Funds	3,743,157
Units In Issue ('000 units)	1,663,932[1]

Net Asset Value per unit (as at 31 March 2008)	S$2.25
Adjusted Net Asset Value per unit (excluding distributable income)	S$2.21

1. Including 612,831 new units which will be issued in May 2008 as payment of asset management fees for 1Q 2008.

CapitaMall Trust

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CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Strong Rental Rates Achieved vs Forecast & Preceding Rentals

From 1 January to 31 March 2008 (Excluding Newly Created Units)						
Property	No. of Renewals /New Leases[1]	Retention Rate	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
			Area (sq ft)	% Total NLA	% Forecast Rental Rates	% Preceding Rental Rates
Tampines Mall	27	71.1%	34,392	10.5%	4.1%	10.5%
Junction 8	14	100.0%	38,902	15.8%	1.8%	9.5%
Funan DigitaLife Mall	2	100.0%	872	0.3%	2.2%	48.9%
IMM Building[2]	1	52.2%	203	0.1%	2.2%	11.8%
Plaza Singapura	18	95.3%	80,125	53.0%	7.4%	11.8%
Bugis Junction	10	99.9%	20,046	4.7%	2.9%	9.8%
Other assets[3]	11	100.0%	9,835	5.4%	3.8%	7.1%
Lot One Shoppers' Mall	3	73.7%	1,755	0.9%	2.4%	9.2%
Bukit Panjang Plaza	4	79.5%	4,386	3.3%	1.2%	8.4%
Rivervale Mall	11	87.9%	4,462	5.5%	3.0%	7.3%
CMT Portfolio	101	87.8%	194,978	6.9%	4.3%	10.4%

1. Includes only retail leases of CMT and CRS Malls , excluding Raffles City Shopping Centre and Sembawang Shopping Centre.
2. Including only renewal of retail units.
3. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

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Strong Renewals Achieved Year-on-Year

CMT Portfolio (Year)	No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates Vs	
		Area (Sq Ft)	% of Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
1Q 2008	101	194,978	6.9	4.3%[2]	10.4%
2007[3]	346	660,397	23.7	5.0%[4]	12.0%
2006[5]	299	505,857	17.8	4.7%[6]	8.3%
2005[7]	189	401,263	23.2	6.8%[8]	12.6%
2004	248	244,408	14.2	4.0%[9]	7.3%
2003	325	350,743	15.6	6.2%[10]	10.6%

1. As at 31 December 2003, 31 December 2004, 31 December 2005, 31 December 2006, 31 December 2007 and 31 March 2008 respectively.
2. Based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008. For IMM Building, only retail units were included into the analysis. Renewal/ New leases exclude those from Raffles City Shopping Centre retail tenants.
3. As at 31 December 2007. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 136 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis. Renewals/ New leases exclude those from Raffles City Shopping Centre Retail Tenants.
4. Based on the forecast shown in the CMT OIS dated 29 August 2006.
5. As at 31 December 2006. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 219 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis.
6. Forecast rental rates for the period from 1 January 2006 to 31 August 2006 , are the basis for the forecast shown CMT Circular dated 18 October 2005 and the forecast rental rates for the period 1 September 2006 to 31 December 2006 is the basis for forecast shown in the CMT OIS dated 29 August 2006. Excluding Hougang Plaza Units, Jurong Entertainment Centre, Sembawang Shopping Centre and Bugis Junction which were acquired in 2005. Only renewals of retail units not budgeted to be affected by asset enhancement works were taken in account, 219 units originally budgeted to be affected by asset enhancement works on Level 2 & 3 of IMM Building were excluded from the analysis.
7. As at 31 December 2005. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 149 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
8. Forecast rental rates for the period from 1 January 2005 to 30 October 2005 is the basis for the forecast shown in the CMT Circular dated 20 July 2004 and the forecast rental rates for the period 31 October 2005 to 31 December 2005 is the basis for forecast shown in the CMT Circular dated 18 October 2005.
9. Forecast rental rates for the period 1 January 2004 to 1 August 2004 is the basis for the forecast shown in the CMT Circular dated 11 June 2003 and the forecast rental rates for the period 2 August 2004 to 31 December 2004 is the basis for the forecast shown in the CMT Circular dated 20 July 2004.
10. Forecast rental rates for the period 1 January 2003 to 25 June 2003 is the basis for the forecast shown in the CMT Circular dated 28 June 2002 and the forecast rental rates for the period 26 June 2003 to 31 December 2003 is the basis of the forecast shown in the CMT Circular dated 11 June 2003.

CapitaMall Trust

Portfolio Lease Expiry Profile for 2008 By Property

As at 31 Mar 2008	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total[1]	S$'000	% of total[2]
Tampines Mall	45	42,453	13.3%	699	20.1%
Junction 8	25	12,317	5.0%	317	19.1%
Funan DigitaLife Mall	38	45,634	15.5%	420	20.2%
IMM Building	88	89,234	11.0%	356	7.2%
Plaza Singapura	51	98,996	21.5%	1,062	21.6%
Bugis Junction	38	44,191	12.7%	534	17.0%
Others[3]	9	17,687	9.8%	183	21.4%
Lot One Shoppers' Mall	47	87,254	50.8%	921	44.1%
Bukit Panjang Plaza	32	17,672	13.1%	334	21.5%
Rivervale Mall	15	23,356	28.6%	162	26.9%

1. As percentage of total net lettable area as at 31 March 2008
2. As percentage of total gross rental income for the month of March 2008.
3. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

CapitaMall Trust

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Gross Turnover Rent & Step-Up Leases

% of Total Portfolio of Tenants[1]



100%
80%
60%
40%
20%
0%
85.0%[3]
64.4%[2]
86.4%[3]
81.6%[2]
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Mar 08
As at Mar 07

No. of Tenants[1] in the Portfolio



1600
1400
1200
1000
800
600
400
200
0
1469[3]
908[2]
1493[3]
1149[2]
Tenants with Step-Up Rental
Tenants Paying GTO Rent

1. Includes retail leases only.
2. Excludes CRS Malls which were acquired in June 2007 and excludes Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.
3. Includes CRS Malls which were acquired in June 2007 and excludes Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

CapitaMall Trust

High Committed Occupancy Rates at All Malls

Achieved Close to 100% Occupancy Rate as at 31 Mar 2008

	As at 31 Dec 06	As at 31 Mar 07	As at 30 Jun 07	As at 30 Sept 07	As at 31 Dec 07	As at 31 Mar 08
Tampines Mall	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	99.6%	97.4%	98.6%[1]	99.3%	99.7%	99.2%
IMM Building[2]	99.0%	98.4%	99.3%	99.9%	99.9%	100.0%
Plaza Singapura	100.0%	99.9%	100.0%	100.0%	100.0%	100.0%
Bugis Junction	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Others[3]	100.0%	98.2%	100.0%	100.0%	100.0%	100.0%
Lot One Shoppers' Mall			100.0%	99.7%	92.7%[4]	99.6%
Bukit Panjang Plaza			99.7%	100.0%	99.9%	100.0%
Rivervale Mall			100.0%	100.0%	100.0%	100.0%
CMT Portfolio	99.6%	99.3%	99.7%	99.9%	99.5%	99.9%

1. Due to asset enhancement works at Funan DigitaLife Mall, which affected occupancy rate for the month.
2. Information is based on IMM retail space only.
3. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.
4. Lower occupancy due to asset enhancement works at Lot One Shoppers' Mall.

CapitaMall Trust

Portfolio Lease Expiry Profile by Year

As at 31 March 2008[1]	No. of Leases	Gross Rental Income	
		S$'000	% of Total[2]
2008	388	4,988	16.6
2009	647	9,818	32.6
2010	727	11,064	36.7
2011	150	2,552	8.5
2012 and Beyond	19	1,693	5.6

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 31 March 2008[1]
By Gross Rent	1.97
By Net Lettable Area	2.20

1. Excluding CMT's 40% stake in Raffles City. Excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007 . Including CRS Malls.
2. As percentage of total gross rental income for the month of March 2008

CapitaMall Trust

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CapitaMall Trust

Asset Enhancements Update

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AEI Timeline[1] and Capital Expenditure[1] Outlay

	2007 (1Q–4Q)	2008 (1Q–4Q)	2009 (1Q–4Q)
IMM Building	S$48.8M	S$12.2M	
Tampines Mall	S$9.9M		
Sembawang Shopping Centre	S$24.3M	S$44.0M	
Junction 8	S$4.8M		
Plaza Singapura	S$0.7M	S$2.5M	
Bugis Junction	S$18.8M	S$12.6M; S$8.5M	
Raffles City Shopping Centre (Phase 1)	S$51.0M	S$24.4M; S$7.5M	
Lot One	S$10.3M	S$41.4M	
Jurong Entertainment Centre		S$26.0M	S$112.3M
	S$168.6 million	S$179.1 million	S$112.3 million

1. Based on Manager's estimates.

CapitaMall Trust

CapitaMall Trust

Lot One Shoppers' Mall

Lot One Shoppers' Mall
Proposed Asset Enhancement Works



New Façade



Wet Playground on Level 5 Rooftop Plaza



New Streetscape



Basement 1 Market Place

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Lot One Shoppers' Mall
Proposed Asset Enhancement Works

- Decant space currently occupied by the National Library Board. It will occupy area classified for use by Civic and Community Institution, which is deemed non commercial GFA.
- Create 4-storey retail extension block measuring over 16,500 sq ft in NLA
- Level 1 of retail extension block will seamlessly connect to the Chua Chu Kang MRT station via a covered linkway
- More than 50 new shops will be created on Levels 1, 2, 3, and 4 of the retail extension block
- Rooftop landscaped garden, comprising a children's playground and a designated water play area with interactive features, to be created on the rooftop
- Existing basement foodcourt will relocate to Level 4 of new retail extension block and the supermarket will move to take over the space vacated by the foodcourt
- New F&B cum specialty shops will be introduced at the reconfigured area relinquished by the supermarket on Basement 1

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Basement 1 Plan

Reconfiguration of existing Supermarket space to F&B units / kiosks and specialty units

New escalator from Level 1 Open Plaza



SUPERMARKET

New food street through reconfiguration of existing kiosks

F&B

Retail

CapitaMall Trust

Lot One Shoppers' Mall Proposed Level 1 Plan



Extension of retail floor plate towards Choa Chu Kang MRT Station
New escalator for direct connection to Basement 1
New escalator to ease circulation from Levels 1 to 5
Fully covered 4 storey high Open Plaza
Slabbing of voids to create a larger atrium
F&B
Retail

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Lot One Shoppers' Mall
Proposed Level 2 Plan



New units created through extension of floor plate over the Open Plaza
New escalator to ease circulation from Levels 1 to 5
Slabbing of voids to create 8 nos. of retail kiosks
F&B
Retail

CapitaMall Trust

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Lot One Shoppers' Mall
Proposed Level 3 Plan



New units created through extension of floor plate over the Open Plaza
New escalator to ease circulation from Levels 1 to 5
Slabbing of voids to create 4 nos. of retail kiosks

F&B

Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 4 Plan

Relocation of Food Court from Basement 1 to Level 4

~~Enlarged Community Library of~~ over 25,000sf

New escalator to ease circulation from Levels 1 to 5



LIBRARY
FOOD COURT

New void to enhance visibility of the upper levels

F&B

Retail

CapitaMall Trust

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Lot One Shoppers' Mall
Proposed Level 5 Plan

Landscaped Roof Plaza incorporating Wet & Dry Playground and TV Room

New escalator to ease circulation from Levels 1 to 5


Stage
Event Plaza
Splash Zone

Open Plaza with Amphitheatre for Community Events

F&B

Retail

CapitaMall Trust

Lot One Shoppers' Mall
New Shops on Level 1


SK


CITIGEMS
CITIGEMS
CITIGEMS


COTTON ON
KFC


LEE HWA

CapitaMall Trust

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Lot One Shoppers' Mall
New Shops on Level 2




Pizza Hut
VOGUE


citrusox



CapitaMall Trust

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Lot One Shoppers' Mall
New Shops on Level 2


Bata




HELEN



CapitaMall Trust

Lot One Shoppers' Mall

AEI Leasing Update – 71% Of The Projected Increase In Rents Committed

	Average Rent S$ per sq ft per mth		
	Before AEI	After AEI[1]	Variance
Total / Average	S$ 10.04	S$ 12.05	+ 20.0% (+ S$4.9 mil p.a)

S$4.9 million (71%) out of the S$6.9 million projected increase in rental revenue per annum has been committed on a stabilised basis

1. Approximately 25,700 sq ft of retail GFA will be decanted at the end of enhancement works.

CapitaMall Trust

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Lot One Shoppers' Mall
Indicative AEI Timeline

Completed on Schedule

Activity	Commencement Date
Start of AEI	3rd Quarter 2007
Activity	**Target Completion Date[1]**
Basement 1 Reconfiguration	4th Quarter 2008
Level 1 Extension	January 2008
Level 2 Extension	1st Quarter 2008
Level 3 Extension	1st Quarter 2008
Levels 4 and 5 Extension	2nd Quarter 2008
Roof Top Landscape Plaza	4th Quarter 2008
Internal Reconfiguration from Levels 1 to 4	4th Quarter 2008

1. Based on Manager's estimates

CapitaMall Trust

Lot One Shoppers' Mall
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$51.7 mil	3rd Qtr 2007	4th Qtr 2008

	AEI Budget[1]
Incremental Gross Revenue p.a.	S$ 6.9 mil
Incremental Net Property Income	**S$ 5.2 mil**
Total Capital Expenditure	S$ 51.7 mil
Return on Investment	10.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 94.4 mil
Increased in Value (net of investment cost)	**S$ 42.7 mil**

* Forecast value creation is based on Manager's estimates

CapitaMall Trust

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CapitaMall Trust

Jurong Entertainment Centre

Jurong Entertainment Centre
Proposed AEI - Facade


New Façade


Olympic-sized skating rink

Jurong Entertainment Centre
AEI Following Increase in Plot Ratio

	Before Increase of GPR	After Increase of GPR	Variance
Gross Plot Ratio (GPR)	1.85	3.0	62% ↑
Allowable GFA	170,000 sq ft	275,500 sq ft[1]	62% ↑
Net Lettable Area	111,000 sq ft	209,700 sq ft[1]	89% ↑

1 Based on Manager's estimates

- URA has granted Written Permission on 14 March 2008 to increase plot ratio from 1.85 to 3.0. Differential Premium of $1,200 per sq metre locked in
- Proposed new Olympic-sized ice skating rink, first-of-its-kind in Singapore, is pending approval from relevant authorities to be integrated as Civic and Community Institutions ("C&CI") uses. Upon approval from the authorities, it will add approx. 35,000 sq ft of additional GFA at JEC
- Key asset enhancement works proposed include:
  - Relocating the 6-screen cineplex from Level 1 to Level 5
  - Creation of a new retail floor, Level 5
  - Reconfiguration of shops in the entire mall to maximise efficiency
  - Construct a rooftop landscaped garden

CapitaMall Trust

Jurong Entertainment Centre
Proposed AEI – Level 1



Before


1ST STOREY PLAN
F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	18,950 sq ft	36,040 sq ft	+ 17,090 sq ft

1. Based on Manager's estimates.

CapitaMall Trust

Jurong Entertainment Centre
Proposed AEI – Level 2



Before


F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	41,540 sq ft	51,640 sq ft	+ 10,100 sq ft

1. Based on Manager's estimates.

CapitaMall Trust

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Jurong Entertainment Centre
Proposed AEI – Level 3



Before

Proposed new Olympic-sized ice skating rink


MD LANDING
3RD STOREY PLAN
MD LANDING
F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	44,130 sq ft	62,110 sq ft	+ 17,980 sq ft

1. Based on Manager's estimates.

CapitaMall Trust

Jurong Entertainment Centre
Proposed AEI – Level 3

Examples of Olympic-sized Ice Skating Rinks









CapitaMall Trust

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Jurong Entertainment Centre
Proposed AEI – Level 4



Before


MID LANDING
MID LANDING
F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	5,980 sq ft	31,880 sq ft	+ 25,900 sq ft

1. Based on Manager's estimates.

CapitaMall Trust

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Jurong Entertainment Centre
Proposed AEI – Level 5



Before


5TH STOREY PLAN
F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	0 sq ft	28,060 sq ft	+ 28,060 sq ft

1. Based on Manager's estimates.

CapitaMall Trust

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Jurong Entertainment Centre
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$138.24 million	**4th Quarter 2008**	**4th Quarter 2009**

	AEI Budget[1]
Incremental Gross Revenue	S$ 17.72 million
Incremental Net Property Income	**S$ 12.41 million**
Capital Expenditure (includes Differential Premium)	S$ 138.24 million
Return on Investment	9.0%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$ 225.57 million
Increase in Value (net of investment costs)	**S$ 87.33 million**

1. Based on Manager's estimates.

CapitaMall Trust

Sembawang Shopping Centre

Sembawang Shopping Centre
Redevelopment Work Commenced



New Facade



Rooftop Landscaped Plaza

- Decant 42,610 sq ft of residential gross floor area to Basement 1, Levels 1 and 2
- Shift less prime space 35,974 sq ft of gross floor area from Level 3 and 4 to Basement 1, Levels 1 and 2.
- Relocate car park spaces on prime Basement 1, Levels 1 & 2 to upper floors to optimise rentals.
- Creation of a roof-top landscaped plaza featuring a large playground with interactive water features.

CapitaMall Trust

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Sembawang Shopping Centre
Strong Leasing Commitment of over 80%

Anchor Tenants Committed

Giant
Big Variety, Great Value

ALWAYS $2
DAISO
JAPAN

KOPITIAM

Some of the Specialties Committed

POPULAR
OPENS YOUR MIND

Challenger

Jean Yip
GROUP
Hair • Beauty • Slimming

DANO
THE ART OF FASHION

AJISEN
味千拉麵

ESPRIT

Sembawang Shopping Centre
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$68.4 million	**1st Quarter 2007**	**4th Quarter 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$6.8 million
Net Property Income	**S$5.5 million**
Capital Expenditure (includes Differential Premium)	S$68.4 million
Return on Investment	8.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$99.4 million
Increased in Value (net of investment cost)	**S$31.0 million**

1. Forecast value creation is based on Manager's estimates

CapitaMall Trust

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CapitaMall Trust

Bugis Junction

Bugis Junction
AEI – Level 3, Food Junction, Completed

Level 3

Before AEI



After AEI



Reconfigured Retail Area


foodjunction



Food Junction relocated from Basement 1 to Level 3

CapitaMall Trust

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Bugis Junction
New Facade Along Hylam & Malay Streets

Create Open Concept for restaurant block through:

- Creation of balconies on Level 2
- Converting opaque shop fronts on Level 3 to glass parapets



Before





After

CapitaMall Trust

Bugis Junction
Proposed AEI– Basement 1, 100% Committed

Creation of a myriad of specialty shops and food concept outlets

Before AEI



After AEI


Phases 1 and 2 AEI
100% Committed
Reconfigured Retail Area

- Basement 1 works will be completed over 3 phases, 100% committed
- Phase 3 works started in March 2008, will be completed in May 08

CapitaMall Trust

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Bugis Junction

Basement 1 Market Place (Phase 1&2) – Completed
100% Tenants Committed









CapitaMall Trust

Bugis Junction
Indicative AEI Timeline

Completed on Schedule

Activity	Commencement Date
Start of AEI works	4th Quarter 2006
Activity	**Target Completion Date[1]**
New Foodcourt at Level 3	3rd Quarter 2007
New balconies at Level 2 of the restaurant block at Hylam street	3rd Quarter 2007
New façade for Hylam Mall	3rd Quarter 2007
Reconfiguration of Basement 1	Phase 1 & 2 : 4th Quarter 2007 Phase 3 : 2nd Quarter 2008

1. Based on Manager's estimates

CapitaMall Trust

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Bugis Junction
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$31.4 million	**4th Quarter 2006**	**2nd Quarter 2008**

	AEI Budget[1]
Incremental Gross Revenue	S$5.4 million
Incremental Net Property Income	**S$4.0 million**
Capital Expenditure	S$31.4 million
Return on Investment	12.8%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	$73.3 million
Increase in Value (net of investment costs)	**S$41.8 million**

1. Based on Manager's estimates

CapitaMall Trust

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Bugis Junction
AEI – Level 2 of Retail Block

Level 2 Plan

Before AEI **After AEI**



Slabover existing voids and extension of lease line, to enhance value and improve circulation

Convert wall façade into glass parapets, to improve visibility

Bugis Junction
AEI – Level 3 of Retail Block

Level 3 Plan

Before AEI



After AEI



Slabover existing voids and extension of lease line, to enhance value and improve circulation

Reconfiguration of retail layout, to increase variety and improve average rent

Convert wall façade into glass parapets, to improve visibility

CapitaMall Trust

Bugis Junction
AEI – Levels 2 and 3 of Retail Block



Existing Facade



New Facade

CapitaMall Trust

Bugis Junction
AEI – Levels 2 and 3 of Retail Block



Existing Façade Facing Hylam Mall


GEAR

New Façade Facing Hylam Mall

CapitaMall Trust

Bugis Junction
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$8.5 million	**2nd Quarter 2008**	**4th Quarter 2008**

	AEI Budget[1]
Incremental Gross Revenue	S$1.06 million
Incremental Net Property Income	**S$0.85 million**
Capital Expenditure	S$8.5 million
Return on Investment	10.0%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$15.42 million
Increase in Value (net of investment costs)	**S$6.92 million**

1. Based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Plaza Singapura

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Plaza Singapura
Value Creation – Level 3


World of Sports
John Little
Oasis
Mothercare
Leonard Drake



Reconfiguration to :-

- Increase retail offering, strengthen the positioning and mix on family and lifestyle merchandise
- Increase average rent
- Improve visibility and circulation

CapitaMall Trust

Plaza Singapura
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$2.45 million	**2nd Quarter 2008**	**4th Quarter 2008**

	AEI Budget[1]
Incremental Gross Revenue	S$0.56 million
Incremental Net Property Income	**S$0.42 million**
Capital Expenditure	S$2.45 million
Return on Investment	17.1%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	$7.6 million
Increase in Value (net of investment costs)	**S$5.15 million**

1. Based on Manager's estimates

CapitaMall Trust

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Thank You

For enquiries, please contact:

TONG Ka-Pin (Ms)
Investor Relations & Corporate Communications Manager
Tel : (65)-6536 1188
Fax : (65)-6536 3884
Email: tong.ka-pin@capitaland.com
http://www.capitamall.com

CapitaMall Trust

82 - 4507

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Apr-2008 07:27:52
Announcement No.	00007

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "(1) Unaudited results for the quarter ended 31 March 2008; and (2) ART's 1Q 2008 unitholders' distribution increases 76%"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by ARTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST
UNAUDITED RESULTS FOR THE QUARTER
ENDED 31 MARCH 2008
TABLE OF CONTENTS

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ASCOTT RESIDENCE TRUST
2008 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

Ascott Residence Trust ("ART") was established under a trust deed dated 19 January 2006 entered into between Ascott Residence Trust Management Limited (as manager of ART) (the "Manager") and DBS Trustee Limited (as trustee of ART) (the "Trustee").

ART's objective is to invest primarily in real estate and real estate related assets which are income-producing and which are used, or predominantly used as serviced residences or rental housing properties in the Pan-Asian Region.

ART was directly held by The Ascott Group Limited up to and including 30 March 2006 (the "Private Trust"). On 31 March 2006 (the "Listing Date"), ART was listed on the Singapore Exchange Securities Trading Limited ("SGX-ST") with an initial portfolio of 12 properties ("Initial Properties") with 2,068 apartment units in 7 cities across five countries (Singapore, China, Indonesia, the Philippines and Vietnam).

Since listing, ART's portfolio has expanded to 36 properties with 3,466 apartment units in 10 cities across seven countries (Singapore, Australia, China, Indonesia, Japan, the Philippines and Vietnam).

As disclosed in the prospectus dated 6 March 2006 (the "Prospectus"), ART will distribute at least 90% of its taxable income (other than gains on the sale of real properties or shares by ART which are determined to be trading gains) and Net Overseas Income, with the actual level of distribution to be determined at the Manager's discretion. For FY 2008, similar to previous years, ART will continue to distribute 100% of its taxable income and Net Overseas Income. ART will make distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates. Distributions, when paid, will be in Singapore dollar.

1(a)(i) **CONSOLIDATED STATEMENT OF TOTAL RETURN**

	Note	GROUP 1Q 2008 S$'000	GROUP 1Q 2007 S$'000	Better/ (Worse) % +/-
Revenue	A.1	45,630	28,957	58
Direct expenses	A.2	(22,172)	(15,335)	-45
Gross Profit	A.1	23,458	13,622	72
Finance income		200	178	12
Other operating income		193	361	-47
Finance costs	A.3	(4,680)	(3,521)	-33
Manager's management fees		(1,893)	(1,216)	-56
Trustee's fee		(50)	(37)	-35
Professional fees		(281)	(99)	-184
Audit fees		(224)	(67)	-234
Foreign exchange gain - realised		2	239	-99
Other operating expenses		(142)	(79)	-80
Share of (loss) / profit of associates (net of tax)		(27)	101	-127
Net income before changes in fair value of financial derivative and unrealized foreign exchange loss		**16,556**	**9,482**	**75**
Net change in fair value of financial derivative	A.4	(4,294)	(4,207)	-2
Foreign exchange gain / (loss) - unrealised	A.5	1,828	(1,312)	239
Total return for the period before tax		**14,090**	**3,963**	**256**
Income tax expense	A.6	(2,691)	(1,879)	-43
Total return for the period after tax		**11,399**	**2,084**	**447**
Minority interests		(1,497)	(953)	-57
Total return for the period attributable to unitholders before distribution		**9,902**	**1,131**	**776**
Distribution to Unitholders from operations				
- Period from 1/7/06 to 31/12/06		-	(8,950)	
- Period from 1/7/07 to 31/12/07		(24,855)	-	
Total return for the period attributable to Unitholders after distribution		**(14,953)**	**(7,819)**	**-91**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Note	GROUP 1Q 2008 S$'000	GROUP 1Q 2007 S$'000	Better/ (Worse) % +/-
Total return for the period attributable to unitholders before distribution		9,902	1,131	776
Net effect of non-tax deductible / chargeable items and other adjustments	A.7	4,266	6,911	-38
Total amount distributable to Unitholders for the period		**14,168**	**8,042**	**76**
Comprises :				
- from operations		3,239	2,361	
- from unitholders' contributions		10,929	5,681	
		14,168	**8,042**	**76**

1(a)(ii) **Explanatory Notes to Consolidated Statement of Total Return**

A.1 Revenue and Gross profit

Revenue in 1Q 2008 increased by S$16.6 million (58%) to S$45.6 million. Gross profit in 1Q 2008 increased by S$9.9 million (73%) to S$23.5 million. The strong operating performance was due to both organic growth across the portfolio, particularly in Singapore and Vietnam, and contribution from the newly-acquired properties subsequent to 1Q 2007. On a same store basis, ART's portfolio grew strongly with revenue increasing by S$3.9 million (13%) to S$32.9 million and gross profit increasing by S$2.8 million (21%) to S$16.4 million. The new acquisitions after 1Q 2007 had a sizeable contribution of S$12.7 million revenue and S$7.1 million gross profit in 1Q 2008.

Refer to Para 8(i)(a) for more detailed analysis.

A.2 Direct expenses include the following items:

	GROUP 1Q 2008 S$'000	GROUP 1Q 2007 S$'000	Better/ (Worse) % +/-
Depreciation and amortisation	(1,279)	(819)	-56
Staff costs	(3,988)	(3,052)	-31

A.3 Finance costs

The higher finance costs in 1Q 2008 was mainly due to additional bank loans taken up or assumed upon acquisition of new properties.

A.4 Net change in fair value of financial derivative

The 1Q 2008 loss of $4.3 million relates to unrealized changes in the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level. The corresponding translation effect to the Group arising from the underlying US$ bank loan was an unrealized foreign exchange gain of S$3.3 million taken to the Statement of Total Return (refer to Para A.5). Hence, the net impact on the Group's net asset value was a decrease of S$1.0 million.

A.5 Foreign exchange gain / (loss) - unrealized

The foreign exchange gain recognised in 1Q 2008 was mainly due to (1) unrealized revaluation gain on US$ bank loans in subsidiaries' books, as a result of the depreciation of US$ against RMB and (2) unrealized revaluation gain on US$ shareholder's loan in Philippines subsidiary's books, as a result of the depreciation of US$ against Peso, partly offset by the unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollars ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$.

A.6 Income tax expense

Taxation for 1Q 2008 was higher by S$0.8 million as compared to the corresponding period last year. This was mainly due to current tax provided on higher operating profit achieved and the unrealized revaluation gain on US$ bank loans recorded in China subsidiaries' books (refer to Para A.5), which is taxable in China.

A.7 Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:

	GROUP		Better/ (Worse)
	1Q 2008 S$'000	1Q 2007 S$'000	% +/-
Trustee's fees*	14	14	-
Depreciation (net of MI)	1,174	729	-61
Net change in fair value of financial derivative (Note A.4)	4,294	4,207	-2
Unrealised exchange (gain) / loss (Note A.5)	(1,828)	1,312	239
Manager's management fee payable partially in units	947	608	-56

* This relates to the Singapore properties only and is not tax deductible.

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1(b)(i) **BALANCE SHEET**

	Note	GROUP 31/3/08 S$'000	GROUP 31/12/07 S$'000	REIT 31/3/08 S$'000	REIT 31/12//07 S$'000
Non-Current Assets					
Plant and equipment		20,914	21,271	3,343	3,427
Serviced residence properties	1(b)(ii)	1,552,178	1,559,202	399,973	399,973
Interest in subsidiaries		-	-	106,121	106,121
Interest in associate		3,415	3,591	3,909	4,057
Deferred tax assets		2,449	2,436	-	-
		1,578,956	**1,586,500**	**513,346**	**513,578**
Current Assets					
Inventories		429	438	-	-
Trade receivables		10,437	10,545	1,471	1,411
Other receivables and deposits		26,564	27,097	597,424	610,154
Cash and bank balances	1(b)(iii)	58,763	64,515	5,141	12,636
		96,193	**102,595**	**604,036**	**624,201**
Total Assets		**1,675,149**	**1,689,095**	**1,117,382**	**1,137,779**
Non-Current Liabilities					
Interest bearing liabilities	1(b)(iv)	(361,532)	(365,461)	(123,817)	(121,446)
Financial derivatives	1(b)(v)	(18,668)	(13,966)	(17,290)	(12,996)
Deferred tax liabilities		(13,988)	(13,932)	-	-
Minority interests		(64,761)	(65,672)	-	-
Net assets attributable to unitholders	1(d)(i)	(955,337)	(972,941)	(880,573)	(916,040)
		(1,414,286)	**(1,431,972)**	**(1,021,680)**	**(1,050,482)**
Current Liabilities					
Trade payables		(4,640)	(3,606)	(64)	(75)
Other payables	1(b)(vi)	(75,411)	(74,659)	(30,675)	(28,365)
Interest bearing liabilities	1(b)(iv)	(176,705)	(176,256)	(64,452)	(58,380)
Provision for taxation		(4,107)	(2,602)	(511)	(477)
		(260,863)	**(257,123)**	**(95,702)**	**(87,297)**
Total Liabilities		**(1,675,149)**	**(1,689,095)**	**(1,117,382)**	**(1,137,779)**

1(b)(ii) Serviced residence properties

The decrease in the Group's serviced residence properties as at 31 March 2008 was mainly due to the foreign currency differences arising from translating the Group's overseas serviced residence properties, held by subsidiaries with non-Singapore dollar functional currencies, to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

1(b)(iii) Cash and bank balances

The decrease in the Group's cash and bank balances as at 31 March 2008 was mainly due to distribution to unitholders on 28 February 2008 for the period 1 July 2007 to 31 December 2007.

82 - 4507

1(b)(iv) Interest bearing liabilities

		GROUP		REIT	
		31/3/08	31/12/07	31/3/08	31/12/07
		S$'000	S$'000	S$'000	S$'000
Amount repayable in one year or less or on demand					
- Secured		3,184	8,319	-	-
- Unsecured		174,707	169,056	64,452	58,380
Less: Fees and expenses incurred for debt raising exercises amortised over the tenure of secured and unsecured loans		(1,186)	(1,119)	-	-
		176,705	176,256	64,452	58,380
Amount repayable after one year					
- Secured		362,670	366,693	124,202	121,864
Less: Fees and expenses incurred for debt raising exercises amortised over the tenure of secured loans		(1,138)	(1,232)	(385)	(418)
		361,532	365,461	123,817	121,446
Total	(1)	**538,237**	**541,717**	**188,269**	**179,826**

(1) The decrease in the Group's borrowings as at 31 March 2008 was mainly due to the repayment of bank loans of approximately S$6.7 million, partly offset by additional bank loan of approximately S$3.6 million drawn down for the 10% deposit paid for the acquisition of Somerset St Georges Terrace, Perth.

As at 31 March 2008, ART's gearing was 33%, well within the 60% limit allowed under the Monetary Authority of Singapore's Property Fund Guidelines.

Details of collateral

The borrowings of the Group are generally secured by:

- Mortgage on subsidiaries' serviced residence properties and the assignment of the rights, titles and interests with respect to the properties
- Assignment of rental proceeds of the properties and insurance policies relating to the properties
- Pledge of shares of some subsidiaries
- Corporate guarantee from the Reit

1(b)(v) Financial derivative

The S$18.7 million relates to the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level, and the fair value of interest rate swaps, entered into by two subsidiaries to hedge floating rate loans.

1(b)(vi) Other payables

The increase in the Group's other payables was mainly due to advance rental received for reservations made at the Beijing properties for the Beijing Olympics to be held in August 2008, partly offset by the foreign currency differences arising from translating the Group's other payables denominated in foreign currencies to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

82 - 4507

1(c) CONSOLIDATED CASH FLOW STATEMENT

	Note	GROUP 1Q 2008 S$'000	GROUP 1Q 2007 S$'000
Operating Activities			
Total return for the period before tax		14,090	3,963
Adjustments for:			
Depreciation and amortization	A.2	1,279	819
Loss on disposal of plant and equipment		8	1
Finance costs		4,680	3,521
Finance income		(200)	(178)
Manager's management fees payable / paid partially in units		947	608
Foreign exchange (gain) / loss – unrealized		(1,828)	1,312
Net change in fair value of financial derivative		4,294	4,207
Share of loss / (profit) of associate		27	(101)
Operating profit before working capital changes		**23,297**	**12,936**
Changes in working capital	1	4,252	(11,714)
Cash generated from operations		**27,549**	**1,222**
Income tax paid		(1,679)	(1,339)
Cash flows from operating activities		**25,870**	**(117)**
Investing Activities			
Acquisition of plant and equipment		(1,027)	(496)
Acquisition of subsidiaries, net of cash acquired		-	(107,859)
Acquisition of associate		-	(43)
Capital expenditure on serviced residence properties		(3,194)	(2,398)
Interest received		200	3,163
Proceeds from sale of plant and equipment		-	13
Cash flows from investing activities		**(4,021)**	**(107,620)**
Financing Activities			
Distribution to unitholders		(24,855)	(14,798)
Dividend paid to minority shareholders		-	(609)
Interest paid		(6,115)	(7,437)
Proceeds from bank borrowings		10,225	2,330
Proceeds from issue of new units		-	199,004
Repayment of bank borrowings		(6,659)	(4,304)
Cash flows from financing activities		**(27,404)**	**174,186**
(Decrease) / Increase in cash & cash equivalents		**(5,555)**	**66,449**
Cash and cash equivalents at beginning of the period		**64,515**	**36,267**
Effect of exchange rate changes on balances held in foreign currencies		(197)	(448)
Cash and cash equivalents at end of the period		**58,763**	**102,268**

Footnotes

(1) *For 1Q 2007, the negative changes in working capital were mainly due to repayment of amounts owing to related parties, payment of acquisition costs and partial payment of manager's management fees.*

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS

	Note	GROUP 1Q 2008 S$'000	GROUP 1Q 2007 S$'000	REIT 1Q 2008 S$'000	REIT 1Q 2007 S$'000
Unitholders' Contribution					
Balance as at beginning of period		810,070	633,597	810,070	633,597
Issue of new units		767	200,342	767	200,342
Issue expenses		-	(3,723)	-	(3,723)
Distribution to Unitholders		-	(5,848)	-	(5,848)
Balance as at end of period		**810,837**	**824,368**	**810,837**	**824,368**
Operations [(1)]					
Balance as at beginning of period		173,280	26,151	105,970	9,077
Change in net assets attributable to unitholders resulting from operations after distribution		(14,953)	(7,819)	(36,234)	(17,939)
Transfer to capital reserve		(64)	-	-	-
Balance as at end of period		**158,263**	**18,332**	**69,736**	**(8,862)**
Foreign Currency Translation Reserve					
Balance as at beginning of period		(9,919)	2,064	-	-
Translation differences relating to financial statements of foreign subsidiaries		(2,997)	(9,736)	-	-
Balance as at end of period		**(12,916)**	**(7,672)**	**-**	**-**
Capital Reserve					
Balance as at beginning of period		480	-	-	-
Translation adjustment		(13)			
Transfer from Operations		64	-	-	-
Balance as at end of period		**531**	**-**	**-**	**-**
Hedging Reserve					
Balance as at beginning of period		(970)	-	-	-
Change in fair value of financial derivatives		(408)	-	-	-
Balance as at end of period		**(1,378)**	**-**	**-**	**-**
Net Assets Attributable to Unitholders	1(b)(i)	**955,337**	**835,028**	**880,573**	**815,506**

1(d)(ii) Details of any change in the units

	REIT	
	1Q 2008 '000	**1Q 2007 '000**
Balance as at beginning of period	606,227	498,639
Issue of new units :		
- partial payment of manager's management fees	569	651
- payment of manager's acquisition fee	-	111
- equity fund raising on 26 March 2007	-	105,334
Balance as at end of period	**606,796**	**604,735**

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

   The figures have not been audited or reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

   Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

   The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those disclosed in the audited financial statements for the year ended 31 December 2007.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

   Nil

6. **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

   In computing the EPU, the weighted average number of units for the period is used for the computation.

   In computing the DPU, the number of units as at the end of each period is used for the computation.

Earnings per unit (EPU)(cents)	**1Q 2008**	**1Q 2007**
Number of units on issue at end of period	606,795,983	604,735,218
Weighted average number of units for the period	606,508,234	506,074,109
EPU (cents) – Basic and Diluted (based on the weighted average number of units for the period)	1.63	0.22

The diluted EPU is the same as the basic EPU as there were no dilutive instruments in issue during the period.

Distribution per unit (DPU)(cents)	1Q 2008	1Q 2007
Number of units on issue at end of period	606,795,983	604,735,218
DPU (cents) – Basic and diluted	2.33	1.59

The diluted DPU is the same as the basic DPU as there were no dilutive instruments in issue during the period.

7. **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Group		REIT	
	31/3/08	31/12/07	31/3/08	31/12/07
NAV per unit ($)	1.57	1.60	1.45	1.51

8(i) GROUP PERFORMANCE REVIEW

8(i)(a) Revenue and Gross Profit Analysis – 1Q 2008 vs. 1Q 2007

		Revenue					Gross Profit				REVPAU Analysis		
	Ref	1Q 2008	1Q 2007	Better/ (Worse)		Ref	1Q 2008	1Q 2007	Better/ (Worse)		1Q 2008	1Q 2007	Better/ (Worse) +/-
		S$'M		S$M	%		S$'M		S$'M	%	S$/day	S$/day	%
Singapore		9.2	7.3	1.9	*26*		5.7	3.9	1.8	*46*	251	195	29
China		10.0	9.2	0.8	*9*		4.0	3.7	0.3	*8*	139	137	1
Indonesia		5.1	4.7	0.4	*9*		1.6	1.5	0.1	*7*	74	70	6
Philippines		7.7	2.3	5.4	*235*		3.2	0.8	2.4	*300*	147	91	62
Vietnam		8.7	5.5	3.2	*58*		5.8	3.7	2.1	*57*	144	133	8
Australia		0.7	-	0.7	*n.m.*		0.3	-	0.3	*n.m.*	164	-	n.m.
Japan		4.2	-	4.2	*n.m.*		2.9	-	2.9	*n.m.*			
- serviced residence		*1.9*	-	*1.9*	*n.m.*		*0.9*	-	*0.9*	*n.m.*	*135*	-	*n.m.*
- rental housing		*2.3*	-	*2.3*	*n.m.*		*2.0*	-	*2.0*	*n.m.*	*n.a.*	*n.a.*	*n.a.*
Group	**A.1**	**45.6**	**29.0**	**16.6**	***58***	**A.1**	**23.5**	**13.6**	**9.9**	***73***	**141**	**123**	**15**

Revenue in 1Q 2008 increased by S$16.6 million (58%) to S$45.6 million. Gross profit in 1Q 2008 increased by S$9.9 million (73%) to S$23.5 million. The strong operating performance was due to both organic growth across the portfolio, particularly in Singapore and Vietnam, and contribution from the newly-acquired properties subsequent to 1Q 2007. On a same store basis, ART's portfolio grew strongly with revenue increasing by S$3.9 million (13%) to S$32.9 million and gross profit increasing by S$2.8 million (21%) to S$16.4 million. The new acquisitions after 1Q 2007 had a sizeable contribution of S$12.7 million revenue and S$7.1 million gross profit in 1Q 2008.

We achieved an overall REVPAU of S$141 in 1Q 2008, an increase of 15% as compared to 1Q 2007. With overall portfolio occupancy remaining high at 81%, the growth in REVPAU was mainly driven by an increase in average daily rates in most markets. Serviced residence operations in Singapore and Philippines achieved double-digit REVPAU growth in 1Q 2008 as compared to the corresponding period.

In Singapore, the Group's serviced residences continued to show strong performance. Revenue increased by S$1.9 million or 26% as compared to 1Q 2007. Overall REVPAU increased by 29% from S$195 in 1Q 2007 to S$251 in 1Q 2008. With the continuation of strong demand for accommodation as a result of increased business activities in Singapore, the Group increased its average daily rates while maintaining occupancy above 90%. As a result, the gross profit of Singapore operations in 1Q 2008 exceeded that of 1Q 2007 by 46%.

For the Group's serviced residences in China, revenue increased by 9% in 1Q 2008 as compared to 1Q 2007. This was mainly due to the completion of the reconfiguration programme in Ascott Beijing and Somerset Olympic Tower with an increase in the number of apartment units and an increase in REVPAU from S$137 for 1Q 2007 to S$139 in 1Q 2008. In line with the increased revenue, gross profit in 1Q 2008 was higher than 1Q 2007 by S$0.3 million or 8%.

In Indonesia, revenue and gross profit in 1Q 2008 increased by S$0.4 million and S$0.1 million respectively as compared to 1Q 2007. This was mainly due to an increase in REVPAU in 1Q 2008 from S$70 in 1Q 2007 to S$74 in 1Q 2008.

In Philippines, the Group's serviced residences continued to deliver strong results. Revenue, gross profit and REVPAU in 1Q 2008 increased by 235%, 300% and 62% respectively as compared to 1Q 2007. The strong growth was due to the inclusion of Ascott Makati in the portfolio and healthy increase in average daily rates.

In Vietnam, the Group's serviced residences have put in a strong performance. Revenue increased by S$3.2 million or 58% as compared to 1Q 2007. This increase was due to the inclusion of Somerset Chancellor Court in the portfolio and higher average daily rates achieved while maintaining occupancy above 90%. The rate increases were driven by strong demand for quality serviced residences as a result of limited supply and strong macroeconomic factors in Vietnam. In line with the increased revenue, gross profit was higher than 1Q 2007 by S$2.1 million or 57%. On a same store basis, revenue and gross profit increased by 7% and 8% respectively as compared to 1Q 2007.

For Australia, revenue and gross profit in 1Q 2008 is derived from Somerset Gordon Heights, Melbourne, which was acquired on 28 May 2007.

For Japan, revenue and gross profit in 1Q 2008 is derived from Somerset Roppongi, Tokyo and Somerset Azabu East, Tokyo which were acquired on 5 April 2007 and 18 rental housing properties which were acquired on 18 December 2007. REVPAU achieved for the serviced residences in 1Q 2008 was S$135.

8(i)(b) <u>Total Return</u>

Total Return	**1Q 2008 S$'000**	**1Q 2007 S$'000**	Better/ (Worse) +/- %
Operating net profit	12,366	6,411	93
Net change in fair value of financial derivative	(4,294)	(4,207)	-2
Foreign exchange gain / (loss) (net of tax)	1,830	(1,073)	271
Total return attributable to unitholders	**9,902**	**1,131**	**776**

The Group achieved a 93% increase in operating net profit from S$6.4 million in 1Q 2007 to S$12.4 million in 1Q 2008 due to higher gross profit achieved as explained in Para 8(i)(a) above. Including foreign exchange differences and net change in fair value of financial derivative and serviced residence properties, the total return to unitholders in 1Q 2008 was S$9.9 million, a 776% increase over S$1.1 million recorded in 1Q 2007.

9. <u>PROSPECTS</u>

According to EIU estimates, the economies of major markets in Asia including Singapore, China, Japan and Vietnam are forecast to grow at a slower pace in 2008. Inflation estimates for these markets have also increased. These two factors will in turn have some impact on the Asian hospitality industry.

The Group's geographical diversity and extended stay business model allow it to continue to enjoy a high degree of income stability.

The Group will continue to actively manage its portfolio to optimise its potential for organic growth and continue to source for yield-accretive acquisitions.

The Group's operating performance in 2008 is expected to continue to grow, benefiting from the full year contribution of the properties acquired in 2007.

10. DISTRIBUTIONS

10(a) **Current financial period**
Any distributions declared for the current financial period? No

10(b) **Corresponding period of the preceding financial period**
Any distributions declared for the corresponding period of the immediate preceding financial period? Yes

In conjunction with the equity fund raising (which concluded on 26 March 2007), ART made, in lieu of the scheduled semi-annual distribution, an advance distribution of ART's distributable income for the period from 1 January 2007 to 25 March 2007 (prior to the date on which the new units were issued under the equity fund raising).

Distribution Type	Distribution Rate (cents)
Taxable Income	0.63
Tax Exempt Income	0.30
Capital	0.47
Other Gains	0.10
Total	**1.50**

Tax rate : **Taxable Income Distribution**

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Tax-Exempt Income Distribution

Tax-exempt income distribution is exempt from tax in the hands of all unitholders

Capital Distribution

Capital distribution represents a return of capital to unitholders for tax purposes and is therefore not subject to income tax. For unitholders who are liable to tax on profits from sale of ART Units, the amount of capital distribution will be applied to reduce the cost base of their ART Units for tax purposes.

Other Gains Distribution

Other gains distribution is not a taxable distribution to the Unitholders. However, such distribution is taxable if it is considered gains or profits of a trade or business carried on in Singapore by the Unitholders.

10(c) Book closure date : Not applicable

10(d) Date payable : Not applicable

11. **Confirmation pursuant to Rule 705(4) of the Listing Manual**

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and REIT (comprising the balance sheets as 31 March 2008 and the results of the business, consolidated statement of total return, consolidated cash flow statement and changes in net assets attributable to unitholders for the three months ended 31 March 2008, together with their accompanying notes), to be false or misleading in any material respect.

On behalf of the Board
Ascott Residence Trust Management Limited

Lim Jit Poh
Director

Jennie Chua
Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore
23 April 2008

82 - 4507

ASCOTT
RESIDENCE TRUST

FOR IMMEDIATE RELEASE

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

NEWS RELEASE

ART's 1Q 2008 UNITHOLDERS' DISTRIBUTION INCREASES 76%

Distribution Per Unit 47% higher

Singapore, 23 April 2008 – Ascott Residence Trust (ART) achieved a unitholders' distribution[1] of S$14.17 million for the quarter ended 31 March 2008, a 76 percent increase compared to the same period last year. Distribution per unit (DPU) for the quarter ended 31 March 2008 is 2.33 cents, a 47 percent increase over the same period last year.

Highlights of Results for the Period 1 January 2008 to 31 March 2008

	Actual 1Q 2008	**Actual 1Q 2007**	**Better/ (Worse) +/ -**
Revenue (S$ million)	45.63	28.96	+ 58%
Gross Profit (S$ million)	23.46	13.62	+ 72%
Unitholders' Distribution (S$ million)	14.17	8.04	+ 76%
DPU (S cents)	2.33	1.59	+ 47%

Mr Lim Jit Poh, Ascott Residence Trust Management Limited's (ARTML) Chairman, said: "Our serviced residences continued to benefit from the increase in demand for accommodation from business travellers in the Pan-Asian region. ART has posted strong financial performance in the first quarter of 2008 as a result of improved operating performance of the properties and contribution from new acquisitions."

Mr Lim added, "We will continue to focus on maximising asset yields to drive organic growth and making yield accretive acquisitions to deliver stable and growing returns to unitholders."

Mr Chong Kee Hiong, ARTML's Chief Executive Officer, said, "Our serviced residences posted robust Revenue Per Available Unit (RevPAU) growth of 15 percent, led by a strong RevPAU increase of 29 percent in Singapore and higher RevPAU achieved in China, Indonesia, The Philippines and Vietnam. In addition, our rental housing properties in Tokyo have performed well since acquisition in December last year, achieving high average occupancies of about 90 percent."

[1] There is no distribution declared for the period 1 January to 31 March 2008. ART makes distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates.

Mr Chong added, "Our strategy of maintaining a balance of properties in stable as well as emerging markets in the Pan-Asian region will continue to provide a high degree of income stability for the portfolio. With 36 serviced residences and rental housing properties in 10 Pan-Asian cities across seven countries, ART will be able to tap the demand for extended-stay accommodation in these locations."

Upon completion of the latest acquisition in Perth, which is expected to be in 2Q 2008, ART's portfolio will expand to S$1.52 billion, comprising 37 properties with 3,550 units in 11 cities across seven countries.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first Pan-Asian serviced residence real estate investment trust established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisition in Perth, ART's portfolio will expand to S$1.52 billion, comprising 37 properties with 3,550 units in 11 cities across seven countries.

Launched in March 2006, ART is managed by Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Ascott is the world's largest international serviced residence owner-operator, with over 20,000 units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com

For more information, please contact:

Lilian Goh
Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com



ASCOTT RESIDENCE TRUST

Ascott Residence Trust

1Q 2008 Financial Results

23 April 2008

82-4507

Agenda

- Financial Performance
- 1Q 2008 Portfolio Information
- Prospects

Disclaimer

IMPORTANT NOTICE

The value of units in Ascott Residence Trust ("ART") (the "Units") and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by the Manager of ART (the "Manager") or any of its affiliates. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Prospective investors and Unitholders are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Unitholders of ART (the "Unitholders") have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that Unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

82 - 4507



Financial Performance

Increase in Unitholders' Distribution and DPU


+ 76 %
14.17
8.04
+ 47 %
2.33
1.59
1Q 2007
1Q 2008
Distribution (S$million)
DPU (S cents)

Yield-accretive acquisitions and strong organic growth

82 - 4507

1Q 2008 Performance

	1Q 2008	1Q 2007	Better/ Worse (%)
Revenue (S$m)	45.63	28.96	+ 58%
Gross Profit (S$m)	23.46	13.62	+ 72%
Unitholders' Distribution (S$m)	14.17	8.04	+ 76%
Distribution Per Unit (S cents)	2.33	1.59	+ 47%
Revenue Per Available Unit (S$/day) - serviced residences	141	123	+ 15%

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Double-Digit RevPAU Growth for Serviced Residences

Revenue Per Available Unit (RevPAU) - Serviced Residences


S$/day
250
200
150
100
50
0
+29%
195
251
+1%
137
139
+6%
70
74
+62%
91
147
+8%
133
144
164
135
+15%
123
141
Singapore
China
Indonesia
Philippines
Vietnam
Australia
Japan
Overall
1Q 2007
1Q 2008

Singapore



Somerset Grand Cairnhill, Singapore



Somerset Liang Court Property, Singapore



S$m
10
5
0
+26%
7.3
9.2
+46%
3.9
5.7
Revenue
Gross Profit
1Q 2007
1Q 2008

Average daily rates increased; Occupancy maintained above 90%

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China



Ascott Beijing



Somerset Grand Fortune Garden Property, Beijing



Somerset Xu Hui, Shanghai



Somerset Olympic Tower Property, Tianjin



S$m
+9%
+8%
10
5
0
9.2
10.0
3.7
4.0
Revenue
Gross Profit
1Q 2007
1Q 2008

Increased inventory following asset enhancements at Ascott Beijing and Somerset Olympic Tower, Tianjin

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Indonesia


Ascott Jakarta


Somerset Grand Citra, Jakarta


Country Woods, Jakarta



S$m
+9%
+7%
10
5
0
4.7
5.1
1.5
1.6
Revenue
Gross Profit
1Q 2007
1Q 2008

Higher occupancies achieved by all properties

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Philippines



Ascott Makati



Somerset Millennium, Makati



Somerset Salcedo Property, Makati



S$m
10
5
0
+235%
+300%
2.3
7.7
0.8
3.2
Revenue
Gross Profit
1Q 2007
1Q 2008

Higher average daily rates and contribution from Ascott Makati

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Vietnam



Somerset Grand Hanoi



Somerset Chancellor Court, Ho Chi Minh City



Somerset Ho Chi Minh City


S$m
10
5
0
+58%
5.5
8.7
+57%
3.7
5.8
Revenue
Gross Profit
1Q 2007
1Q 2008

Higher average daily rates and contribution from Somerset Chancellor Court in Ho Chi Minh City

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Australia and Japan
1Q 2008

Australia



Somerset Gordon Heights, Melbourne


S$m
1
0.5
0
0.7
0.3
Revenue
Gross Profit

Japan



Somerset Azabu East, Tokyo



Somerset Roppongi, Tokyo



18 rental housing properties in Tokyo


S$m
6
4
2
0
4.2
2.9
Revenue
Gross Profit

Acquisitions completed after 1Q 2007

Note: As the 18 rental housing properties in Tokyo were acquired on 18 December 2007, the financial results for these properties for the period 18 December 2007 to 31 December 2007 was immaterial and has been included in the financial statements for 1Q 2008 instead of 4Q 2007.

Healthy Balance Sheet

- Gearing of 33%, well within the 60% gearing limit allowable under MAS property fund guidelines

ART Gearing Profile
As at 31 March 2008


Debt
S$526.6m (33%)
Equity
S$1,062.3m (67%)
ART's proportionate share of asset value
S$1,588.9m

Debt and Interest Rate Profile

Debt Profile
As at 31 March 2008


Singapore Dollar
S$131.1 m (25%)
Japanese Yen
S$246.5 m (47%)
US Dollar
S$149.0 m (28%)

ART's Share of Bank Loans = S$526.6 m

Borrowings in Yen, USD and SGD

Interest Rate Profile
As at 31 March 2008


Floating
S$207.5 m (39%)
Fixed/ 5-year
S$319.1 m (61%)

Effective Borrowing Rate of 3.4%

Interest Cover Ratio of 5.0x



1Q 2008 Portfolio Information

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Portfolio Diversification By Geography

ART's Share of Property Values As at 31 March 2008


Singapore 27%
China 27%
Indonesia 6%
Philippines 9%
Vietnam 10%
Australia 1%
Japan 20%

Total = S$1.48 billion

ART's Share of Gross Profit 1Q 2008


Singapore 27%
China 19%
Indonesia 6%
Philippines 14%
Vietnam 19%
Australia 1%
Japan 14%

Total = S$21.3 million

Length of Stay and Market Segment

Apartment Rental Income By Length of Stay[1]


< 1 month
28%
1 to 6
months
20%
6 to 12
months
13%
> 12
months
39%

Apartment Rental Income by Market Segment[1]


Others[2]
14%
Business
Trip
36%
Project
13%
Relocation
32%
Family/
Leisure
5%

Average length of stay is more than 8 months

1. For the quarter ended 31 March 2008.
2. Includes training, medical, etc.

Diverse Tenant Mix

Apartment Rental Income By Industry[1]



Industrial 16%
Financial Institutions 9%
Govt & NGOs 9%
Consumers 7%
Energy & Utilities 7%
Manufacturing 5%
IT 5%
Media & Telecomms 4%
Real estate/ Lodging 4%
Healthcare 1%
Others 33%

Earnings diversified by industry

1. For the quarter ended 31 March 2008.

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Prospects

Prospects

- According to EIU estimates, the economies of major markets in Asia including Singapore, China, Japan and Vietnam are forecast to grow at a slower pace in 2008. Inflation estimates for these markets have also increased. These two factors will in turn have some impact on the Asian hospitality industry.

- The Group's geographical diversity and extended stay business model allow it to continue to enjoy a high degree of income stability.

- The Group will continue to actively manage its portfolio to optimise its potential for organic growth and continue to source for yield-accretive acquisitions.

- The Group's operating performance in 2008 is expected to continue to grow, benefiting from the full year contribution of the properties acquired in 2007.

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World's First and Only Pan-Asian Serviced Residence REIT

Australia

2 properties with 127 units in Melbourne and Perth

China

4 properties with 743 units in Beijing, Shanghai and Tianjin

Indonesia

3 properties with 652 units in Jakarta

Japan

20 properties with 652 units in Tokyo

Philippines

3 properties with 515 units in Manila

Singapore

2 properties with 339 units

Vietnam

3 properties with 522 units in Hanoi and Ho Chi Minh City

S$1.52 billion portfolio value*

3,550 apartment units in 37 properties

11 Pan-Asian cities in 7 countries



Beijing
Tianjin
Tokyo
Shanghai
Hanoi
Manila
Ho Chi Minh City
Singapore
Jakarta
Perth
Melbourne

* Portfolio value and number of units include the newly announced acquisition of the property in Perth, Australia, which is expected to be completed in 2Q 2008.

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Thank You

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	23-Apr-2008 18:39:24
Announcement No.	00139

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Compulsory acquisition of the issued ordinary shares in the capital of The Ascott Group Limited by Somerset Capital Pte Ltd
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	SomersetAnn23Apr08.pdf Total size = **26K** (2048K size limit recommended)

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ANNOUNCEMENT

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

COMPULSORY ACQUISITION OF THE ISSUED ORDINARY SHARES IN THE CAPITAL OF THE ASCOTT GROUP LIMITED BY SOMERSET CAPITAL PTE LTD

DBS Bank Ltd ("**DBS Bank**") had, on 14 March 2008 announced, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, that the Offeror wishes to exercise its right of compulsory acquisition to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") held by shareholders of Ascott (other than the Offeror, Somerset Land Pte Ltd and Areca Investment Pte Ltd) who had not validly accepted the voluntary unconditional cash offer by the Offeror for Ascott as at the close of the offer at 5.30 p.m. on 11 March 2008 (the "**Dissenting Shareholders**"). A letter with regard to the Offeror's exercise of its right of compulsory acquisition, together with a Notice to Dissenting Shareholder ("**Form 57**") and a Notice to Non-Assenting Shareholder ("**Form 58**") in the forms prescribed under the Companies Act, Chapter 50 of Singapore (the "**Act**") had been despatched to the Dissenting Shareholders on the same day.

DBS Bank hereby announces, for and on behalf of the Offeror, that the Offeror has today exercised its right of compulsory acquisition pursuant to Section 215 of the Act to acquire the Shares of the Dissenting Shareholders at a consideration of S$1.73 in cash for each Share. The Offeror has today paid to Ascott a sum representing the consideration payable for the Shares that it is entitled to acquire from the Dissenting Shareholders, to be held by Ascott in trust for the Dissenting Shareholders pursuant to Section 215(5) of the Act. Accordingly, Ascott has arranged for the 26,521,825 Shares which were formerly held by the Dissenting Shareholders to be registered in the name of the Offeror or credited into the securities account of the Offeror, as the case may be.

As soon as practicable after the transfer of the 26,521,825 Shares to the Offeror, on or about 28 April 2008, remittances in the form of cheques for the appropriate amount of the consideration payable in respect of the Shares compulsorily acquired from the Dissenting Shareholders will be despatched to such Dissenting Shareholders by ordinary post at their own risk to the addresses appearing in the records of The Central Depository (Pte) Limited ("**CDP**") or the Register of Members of Ascott, as the case may be (or, in the case of Dissenting Shareholders whose Shares are deposited with CDP, made by such other manner as the Dissenting Shareholder may have agreed with CDP for payment of any cash distributions).

Upon completion of the compulsory acquisition of the Shares of the Dissenting Shareholders by the Offeror on or about 28 April 2008, Ascott will become an indirect wholly-owned subsidiary of CapitaLand Limited.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
23 April 2008

CapitaLand

NEWS RELEASE

For immediate release
23 April 2008

Somerset Capital to compulsorily acquire Ascott

Singapore, 23 April 2008 – Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, announced that it has today exercised its right to compulsorily acquire the remaining Ascott shares that it and its related corporations do not already own, at $1.73 per share[(1)]. Payment will be despatched to the holders of these shares on or about 28 April 2008. The shares will concurrently be registered in the name of, or credited to the securities account of Somerset Capital. Thereafter, Ascott will become an indirect wholly-owned subsidiary of CapitaLand Limited and be delisted from the SGX-ST[(2)].

Note:
(1) This is pursuant to the provisions of Section 215 of the Companies Act. Please see the announcement on compulsory acquisition of the issued ordinary shares in the capital of Ascott by Somerset Capital released on SGXNET on 23 April 2008.
(2) Singapore Exchange Securities Trading Limited.

This News Release should be read in conjunction with the announcement dated 23 April 2008 released by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd.

Issued by: Somerset Capital Pte Ltd (Co. Regn: 199903322R)
Date: 23 April 2008

For more information, please contact the following persons during office hours:

DBS Bank Ltd
Mergers & Acquisitions Advisory Tel: (65) 6878-8995

Lawrence Ng	Chan Yow Phong
Senior Vice President	Vice President

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Apr-2008 07:26:18
Announcement No.	00009

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "(1) 2008 First Quarter unaudited financial statement and distribution announcement; and (2) CRCT achieves year-on-year DPU growth of 9.0% and net property income growth of 34.2% for First Quarter 2008"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited ("CRCTML"), the manager of CapitaRetail China Trust, has today issued an announcement and news release on the above matters. For details, please refer to the announcement and news release posted by CRCTML on the SGX website www.sgx.com.
Attachments:	Total size = **0** (2048K size limit recommended)

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CapitaRetail China Trust

News Release

24 April 2008
For Immediate Release

CRCT Achieves Year-on-Year DPU Growth of 9.0%[1] and Net Property Income Growth of 34.2%[2] for First Quarter 2008[3]

Portfolio[4] registered robust year-on-year growth in occupancy, shopper traffic and same-store sales

Singapore, 24 April 2008 – CapitaRetail China Trust Management Limited ("CRCTML" or the "Manager"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce a S$6.3 million income available for distribution to unitholders of CRCT ("Unitholders") for the period from 5 February 2008 to 31 March 2008[5]. This is S$0.5 million or 8.5%[6] higher than the forecast income available for distribution of S$5.8 million[7] for the same period.

Available Distribution Per Unit in CRCT ("DPU") for the period from 5 February 2008 to 31 March 2008 is 1.02 cents[5] (6.66 cents on an annualized basis), which is 8.5%[6] higher than the forecast available DPU of 0.94 cents[7] (6.14 cents on an annualized basis) for the same period. This translates into a 9.0%[1] year-on-year DPU growth for CRCT.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited

[1] Actual annualized Distribution Per Unit ("DPU") of 6.66 cents for the period from 5 February 2008 to 31 March 2008 vis-à-vis actual annualized DPU of 6.11 cents for First Quarter 2007.
[2] First Quarter 2008 vis-à-vis First Quarter 2007.
[3] For the period from 1 January 2008 to 31 March 2008.
[4] Wangjing Mall, Qibao Mall and Xinwu Mall from the initial portfolio.
[5] CRCT's policy is to distribute its distributable income on a semi-annual basis to Unitholders. The last distribution was scheduled to take place in respect of CRCT's semi-annual distributable income for the period from 1 July 2007 to 31 December 2007. In order to ensure fairness to Unitholders in issue on the day immediately prior to 5 February 2008, the day on which the new units are issued under the equity fund raising for the acquisition of Xizhimen Mall, the Manager has made a cumulative distribution of 4.04 cents for the period from 1 July 2007 to 4 February 2008.
[6] Actual annualized DPU for the period from 5 February 2008 to 31 March 2008 vis-à-vis the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008.
[7] The forecast is as shown in CRCT OIS.

Mr Lim Beng Chee, Chief Executive Officer of CRCTML, said, "We are pleased to have achieved strong year-on-year distribution per unit and net property income growth of 9.0%[1] and 34.2%[2] respectively for First Quarter 2008[3]. Following a year of proactive asset management of our portfolio, the malls have registered robust top line growth, with Wangjing Mall and Qibao Mall delivering a year-on-year revenue increase of 18.8%[2] and 45.6%[2] respectively. Tenants have also enjoyed remarkable sales growth, with same-store sales at Wangjing Mall, Qibao Mall and Xinwu Mall growing 30.9%[2], 27.4%[2] and 51.8%[2] respectively. In the next few quarters, we will continue to enhance the retail offering at our malls and execute the planned asset enhancement initiatives."

Summary of CRCT Results

	5 Feb 08 – 31 Mar 08[5]		Variance		1Q 2008[3]
	Actual	Forecast[7]	Amount	%	Actual
Gross Revenue (S$'000)	15,919	15,986	(67)	(0.4)	22,911
Net Property Income (S$'000)	10,069	9,987	82	0.8	14,321
Income Available for Distribution (S$'000)	6,291	5,797	494	8.5	8,793
Available Distribution Per Unit ("DPU")					
For the period (cents)	1.02	0.94	0.08	8.5	1.55
Annualised (cents)	6.66	6.14	0.52	8.5	6.22
Distribution Yield					
- S$1.30 per unit (closing as at 31 Mar 2008)	5.12%	4.72%	0.4	8.5	4.78%
- S$1.50 per unit (closing as at 23 Apr 2008)	4.44%	4.09%	0.4	8.5	4.15%

Gross Revenue and Net Property Income

CRCT's gross revenue for First Quarter 2008[3] was RMB116.3 million (S$22.9 million), representing a year-on-year increase of RMB29.8 million (S$5.8 million) or 34.4% over First Quarter 2007[8]. This is mainly attributed to revenue contribution from Xizhimen Mall, which was acquired on 5 February 2008, as well as occupancy growth at Wangjing Mall and Qibao Mall. On a comparable portfolio basis[9], CRCT's gross revenue for First Quarter 2008[3] was RMB95.0 million (S$18.7 million), representing a year-on-year increase of RMB8.5 million (S$1.6 million) or 9.8% over First Quarter 2007[8].

CRCT's Net Property Income ("NPI") for First Quarter 2008[3] was RMB72.7 million (S$14.3 million), representing a year-on-year increase of RMB18.5 million (S$3.6 million) or 34.2% over First Quarter 2007[8]. CRCT's NPI for the comparable portfolio[9] in First Quarter 2008[3] was RMB59.2 million (S$11.7 million), representing a year-on-year increase of RMB5.0 million (S$1.0 million) or 9.2% over First Quarter 2007[8].

[8] For the period from 1 January 2007 to 31 March 2007.
[9] Only includes the seven initial properties in the portfolio, i.e. excludes Xizhimen Mall.

Portfolio Update

Qibao Mall recorded an increase of 4.8% in committed occupancy as at 22 April 2008 as compared to 31 December 2007. Committed tenants include a large-scale electronics retailer and popular restaurant chain, which are expected to strengthen the mall's positioning and offerings as a one-stop shopping destination in its locality. Qibao Mall and Wangjing Mall also registered healthy year-on-year growth in shopper traffic (36.7%[2] and 7.8%[2] respectively) as well as same-store sales (27.4%[2] and 30.9%[2] respectively) in First Quarter 2008[3]. Overall, average portfolio rental rates achieved for new leases and renewals in First Quarter 2008[3] registered 15.9% above forecast[7].

About CapitaRetail China Trust (www.capitaretailchina.com)

Listed on the Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in People's Republic of China ("China"), Hong Kong and Macau.

The current portfolio of eight retail mall properties is located in China's five key cities. The properties are Xizhimen Mall, Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Saihan Mall (formerly known as Jinyu Mall) in Huhehaote and Xinwu Mall in Wuhu. As at 31 March 2008, the total asset size of CRCT is approximately S$1.1 billion.

All the malls in the portfolio are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns. The anchor tenants are complemented by popular specialty brands such as Sport 100, Esprit, Watsons, KFC, Pizza Hut, Colour Jeans etc.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, the largest listed real estate companies in Southeast Asia.

IMPORTANT NOTICE

The past performance of CapitaRetail China Trust ("CRCT") is not indicative of the future performance of CRCT. Similarly, the past performance of the CapitaRetail China Trust Management Limited (the "Manager") is not indicative of the future performance of the Manager.

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaRetail China Trust Management Limited
(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Shirlene SIM
DID: (65) 6826 5543
HP : (65) 9798 7225
Email: shirlene.sim@capitaland.com

Media Contact
Ms TONG Ka-Pin
DID: (65) 6826 5856
HP : (65) 9862 2435
Email: tong.ka-pin@capitaland.com

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CapitaRetail China Trust

CAPITARETAIL CHINA TRUST
2008 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

Summary of CRCT Results

	5 February to 31 March 2008			1Q 2008
	Actual S$'000	Forecast [1] S$'000	Change %	Actual S$'000
Gross Revenue	15,919	15,986	(0.4)	22,911
Net Property Income	10,069	9,987	0.8	14,321
Income Available for Distribution	6,291	5,797	8.5	8,793
Available Distribution Per Unit ("DPU") (cents)				
For the period	1.02	0.94	8.5	1.55
Annualised	6.66	6.14	8.5	6.22

Footnotes:

1. *The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008.*

2. *FY 2007 is defined as the financial period from 1 January 2007 to 31 December 2007.*

For a meaningful analysis/comparison of the actual results against the forecast as stated in the OIS, please refer to paragraph 9 of this announcement.

CAPITARETAIL CHINA TRUST
2008 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaRetail China Trust ("CRCT") was established as a private trust on 23 October 2006 under a trust deed entered into between CapitaRetail China Trust Management Limited (as manager of CRCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CRCT) (the "Trustee"), and listed on the Singapore Exchange Securities Trading Limited ("SGX-ST") on 8 December 2006.

CRCT is a Singapore-based real estate investment trust ("REIT") established with the investment objective of investing on a long term basis in real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

For the purpose of part financing the acquisition of Xizhimen Mall through the acquisition of the entire issued share capital of CapitaRetail China Investments (B) Beta Pte Ltd, which was approved by the Unitholders at the Extraordinary General Meeting held on 4 December 2007, the Trust raised net proceeds of $182.3 million through the issue of 138,236,000 new units at a price of $1.36 per unit. The acquisition was completed on 5 February 2008 in the manner described in the OIS lodged with the Monetary Authority of Singapore dated 25 January 2008.

Xizhimen Mall is a one-stop shopping, dining and entertainment destination comprising seven storeys of multi-tenanted retail outlets, with a basement level and six storeys above ground, which in aggregate represents a Gross Rentable Area of 73,857 sq m. Located at Xizhimen, in Xicheng district, just outside the boundary of Beijing's west second ring road, the Mall is part of Xihuan Plaza, an iconic integrated mixed-use development which includes three office towers and a commercial block.

As at 31 March 2008, CRCT owns and invests in a portfolio of eight retail mall properties located in five key cities of China. The Properties are Xizhimen Mall, Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Saihan Mall (previously known as Jinyu Mall) in Huhehaote, and 51% interest in Xinwu Mall in Wuhu.

1(a)(i) Statement of Total Return For the Group (1Q 2008 vs 1Q 2007)

	Group		
	1Q 2008 [1] S$'000	1Q 2007 [1] S$'000	% Change
Gross rental income	22,233	16,867	31.8
Other income	678	198	242.4
Gross revenue	**22,911**	**17,065**	**34.3**
Land rental	(1,068)	(1,050)	1.7
Property related tax	(1,744)	(1,254)	39.1
Business tax	(1,140)	(854)	33.5
Property management fees	(806)	(636)	26.7
Other property operating expenses [2]	(3,832)	(2,582)	48.4
Total property operating expenses	**(8,590)**	**(6,376)**	**34.7**
Net property income	**14,321**	**10,689**	**34.0**
Manager's management fees	(1,272)	(911)	39.6
Trustee's fees	(54)	(58)	(6.9)
Other trust operating expenses	(477)	(327)	45.9
Interest income	166	647	(74.3)
Foreign exchange loss – realised	(199)	(44)	352.3
Finance costs	(1,965)	(1,771)	11.0
Total return before change in fair value of financial derivatives and unrealised foreign exchange loss	**10,520**	**8,225**	**27.9**
Change in fair value of financial derivatives	577	206	180.1
Foreign exchange (loss) / gain – unrealised	(461)	6	N.M
Total return before taxation	**10,636**	**8,437**	**26.1**
Taxation	(3,367)	(2,666)	26.3
Total return for the period after taxation	**7,269**	**5,771**	**26.0**
Minority interest	(35)	120	N.M
Total return for the period attributable to Unitholders before distribution	**7,234**	**5,891**	**22.8**

Footnotes:

1. *The Group's results for 1Q 2008 includes the consolidated results of Xizhimen Mall, from 5 February 2008 (date of acquisition); and the 7 properties acquired during the Initial Public Offering ("IPO") exercise on 8 December 2006, namely Anzhen Mall, Jiulong Mall and Wangjing Mall in Beijing, Qibao Mall in Shanghai, Saihan Mall in Huhehaote, Zhengzhou Mall in Zhengzhou and 51% interest in Wuhu ("The Initial Properties").*
   The Group's results for 1Q 2007 comprise only the Initial Properties.

2. *Included as part of the other property operating expenses are the following:*

	Group		
	1Q 2008 S$'000	1Q 2007 S$'000	% Change
Depreciation and amortisation	(139)	(86)	61.6
Allowance for doubtful receivables	(63)	(230)	(72.6)

N.M. – not meaningful

1(a)(ii) Distribution Statement For the Group (1Q 2008 vs 1Q 2007)

	Group		
	1Q 2008 S$'000	**1Q 2007 S$'000**	**% Change**
Total return for the period attributable to Unitholders before distribution	**7,234**	**5,891**	**22.8**
Distribution adjustments (Note A)	1,559	1,274	22.4
Income available for distribution to Unitholders	**8,793**	**7,165**	**22.7**
Comprises :			
- from operations	3,088	4,691	(34.2)
- from Unitholders' contribution	5,705	2,474	130.6
	8,793	**7,165**	**22.7**
Note A			
Distribution adjustments			
- Asset management fees (performance component payable in units)	573	428	33.9
- Change in fair value of financial derivatives	(577)	(206)	180.1
- Deferred taxation	1,116	1,379	(19.1)
- Transfer to general reserve	(153)	(191)	(19.9)
- Unrealised foreign exchange loss / (gain)	461	(6)	N.M
- Other adjustments	139	(130)	N.M
Net effect of distribution adjustments	**1,559**	**1,274**	**22.4**

N.M. – not meaningful

1(b)(i) Balance Sheet as at 31 Mar 2008 vs 31 Dec 2007

	Group			Trust		
	31 Mar 2008 [1] S$'000	31 Dec 2007 S$'000	% Change	31 Mar 2008 S$'000	31 Dec 2007 S$'000	% Change
Assets						
Investment properties [2]	1,060,075	722,883	46.6	-	-	N.M
Plant and equipment	3,045	1,673	82.0	-	-	N.M
Interests in subsidiaries [3]	-	-	N.M	847,427	590,799	43.4
Trade and other receivables	31,799	18,109	75.6	848	813	4.3
Cash and cash equivalents	53,077	67,170	(21.0)	20,511	18,656	9.9
Total assets	**1,147,996**	**809,835**	**41.8**	**868,786**	**610,268**	**42.4**
Less						
Liabilities						
Trade and other payables [4]	75,227	42,168	78.4	7,211	1,910	N.M
Security deposits	15,010	8,284	81.2	-	-	N.M
Interest-bearing borrowings [5]	348,429	231,811	50.3	261,980	171,104	53.1
Deferred tax liabilities	20,810	19,300	7.8	-	-	N.M
Financial derivatives [6]	19,937	11,331	76.0	19,937	11,331	76.0
Provision for taxation	1,803	243	N.M	377	-	N.M
Total liabilities	**481,216**	**313,137**	**53.7**	**289,505**	**184,345**	**57.0**
Less						
Minority interest	**13,592**	**13,543**	**0.4**	**-**	**-**	**N.M**
Net assets attributable to Unitholders	**653,188**	**483,155**	**35.2**	**579,281**	**425,923**	**36.0**

Footnotes:

1. *The Group's net asset attributable to unitholders as at 31 March 2008 includes contribution from Xizhimen Mall, which was acquired on 5 February 2008.*
2. *The increase was principally due to the acquisition of Xizhimen Mall.*
3. *The increase was due to the acquisition of the issued share capital of CapitaRetail China Investments (B) Beta Pte Ltd, arising from the acquisition of Xizhimen Mall.*
4. *Trade and other payables comprises mainly of accrual of asset enhancement works in Qibao Mall and Saihan Mall and amount due to the acquisition of Xizhimen, Wangjing and Jiulong Mall. The increase was due to the acquisition of Xizhimen Mall.*
5. *Interest-bearing liabilities comprise (i) US$105.0 million (S$146.5 million) and S$88.0 million unsecured two-year term loan facilities (collectively known as "Trust Term Loan Facilities") drawn down by the Trust to part finance the acquisition of the Initial Properties and Xizhimen Mall, and utilisation as working capital, (ii) S$27.5 million unsecured short-term loan facility mainly to finance capital distribution and working capital; (iii) RMB295.0 million (S$57.8 millon) five-year term loan facility secured by a mortgage over Anzhen Mall; and (iv) RMB146.0 million (S$28.6 million) unsecured short-term-loan facility. The increase was due to the drawndown of loans in relation to acquisition of Xizhimen Mall.*
6. *This relates to financial derivatives entered to hedge CRCT's RMB assets against adverse currency fluctuation. In 1Q 2008, the Trust entered into a new two-year non-deliverable cross-currency interest rate swaps ("NDS") to hedge the S$88.0 million unsecured two-year term loan facility. The fair value change on the two-year NDS has resulted in financial derivative liabilities of S$19.9 million as at 31 March 2008 and S$11.3 million as at 31 December 2007 respectively.*

N.M – not meaningful

1(b)(ii) Aggregate Amount of Borrowings and Debt Securities

	Group		Trust	
	31 Mar 2008 S$'000	**31 Dec 2007 S$'000**	**31 Mar 2008 S$'000**	**31 Dec 2007 S$'000**
Unsecured borrowing				
- Amount repayable within one year	202,690	171,224	174,070	171,224
- Amount repayable after one year	88,000	-	88,000	-
Secured borrowing				
- Amount repayable after one year	57,829	60,707	-	-
	348,519	**231,931**	**262,070**	**171,224**
Less: Transaction costs in relation to the Trust Term Loan Facilities	(90)	(120)	(90)	(120)
(1)	**348,429**	**231,811**	**261,980**	**171,104**

Footnote:
1. *The increase in the Group's borrowings as at 31 March 2008 was mainly due to additional bank loan drawn down on new facility and consolidation of 100% interest in Xizhimen Mall.*

Details of any collateral

As security for the borrowings, CRCT has granted in favour of the lender the following:

(i) a legal mortgage over Anzhen Mall;

(ii) not to, without the prior written consent of the lender, create or have outstanding any mortgage, pledge, lien, hypothecation, assignment or any other encumbrance whatsoever on or over the Group's interest in any of the Properties, except for the property secured under (i) above;

(iii) in the event of a sale of any of the Properties except for the property secured under (i) above, to repay an amount equal to the proportion of the market value of the property sold to the total market value of the Properties as determined by the lender based on the latest annual valuation reports of the Properties; and

(iv) not to provide any guarantee for any other entities except for secured borrowings for new properties acquired with existing mortgages.

82 - 4507

1(c) Consolidated Cash Flow Statements (1Q 2008 vs 1Q 2007)

	Group	
	1Q 2008 [1]	1Q 2007 [1]
	S$'000	S$'000
Operating activities		
Total return after taxation	7,269	5,771
Adjustments for:		
Interest income	(166)	(647)
Finance costs	1,965	1,771
Depreciation and amortisation	139	86
Taxation	3,367	2,666
Asset management fee payable in units	573	428
Change in fair value of financial derivatives	(577)	(206)
Operating income before working capital changes	**12,570**	**9,869**
Changes in working capital:		
Trade and other receivables	(4,156)	(4,957)
Trade and other payables	2,696	7,223
Cash generated from operating activities	**11,110**	**12,135**
Income tax paid	(58)	(50)
Cash flows from operating activities	**11,052**	**12,085**
Investing activities		
Interest received	166	619
Net cash outflow on purchase of investment properties	-	(27,114)
Capital expenditure on investment properties	(7,454)	(3,291)
Net cash outflow on acquisition of assets	(255,392)	-
Purchase of plant and equipment	(46)	(44)
Cash flows used in investing activities	**(262,726)**	**(29,830)**
Financing activities		
Proceeds from issuance of new units	188,001	-
Distribution to Unitholders [2]	(19,236)	-
Payment of issue and financing expenses	(2,656)	(2,993)
Proceeds from interest-bearing liabilities	105,500	-
Repayment of interest-bearing liabilities	(32,727)	-
Interest paid	(956)	(1,935)
Cash flows from / (used in) financing activities	**237,926**	**(4,928)**
Decrease in cash and cash equivalents	**(13,748)**	**(22,673)**
Cash and cash equivalents at beginning of period	**67,170**	**107,086**
Effect on exchange rate changes on cash balances	**(345)**	**(75)**
Cash and cash equivalents at end of period	**53,077**	**84,338**

Footnote:

1. *The Group's cash flows for 1Q 2008 includes cash flows of Xizhimen Mall, which was acquired on 5 February 2008 and cash flows of the Initial Properties acquired during IPO.*
   The Group's cash flows for 1Q 2007 include cash flows of the Initial Properties.
2. *Cumulative distribution for the period from 1July 2007 to 4 February 2008 was paid in March 2008.*

1(d)(i) Statement of Changes in Net Assets Attributable to Unitholders (1Q 2008 vs 1Q 2007)

	Group		Trust	
	1Q 2008 [1] S$'000	1Q 2007 [1] S$'000	1Q 2008 S$'000	1Q 2007 S$'000
Balance as at beginning of period	**483,155**	**468,681**	**425,923**	**448,604**
Operations				
Change in net assets attributable to Unitholders resulting from operations before distribution	7,234	5,891	(9,863)	423
Transfer to general reserve	(153)	(191)	-	-
Net increase/(decrease) in net assets resulting from operations	**7,081**	**5,700**	**(9,863)**	**423**
Movement in hedging reserve				
Effective portion of changes in fair value of cash flow hedges	(3,865)	(28)	(3,865)	(10)
Movement in foreign currency translation reserve				
Translation differences from financial statements of foreign operations	1,673	1,032	-	-
Exchange differences on monetary items forming part of net investment in foreign operations	3,223	(245)	-	-
Exchange differences on hedges of net investment in foreign operations	(5,318)	(1,293)	-	-
Net loss recognised directly in net assets attributable to Unitholders	**(4,287)**	**(534)**	**(3,865)**	**(10)**
Movement in general reserve	**153**	**191**	**-**	**-**
Unitholders' transactions				
Proceeds from placement [2]	188,001	-	188,001	-
Creation of units				
- Units issued in respect of acquisition fees for Xizhimen Mall [3]	3,360	-	3,360	-
- Asset management fees paid/payable	573	428	573	428
Distribution to Unitholders [4]	(19,236)	-	(19,236)	-
Issue expenses [5]	(5,612)	-	(5,612)	-
Net increase in net assets resulting from Unitholders' transactions	**167,086**	**428**	**167,086**	**428**
Net assets attributable to Unitholders at end of period	**653,188**	**474,466**	**579,281**	**449,445**

Footnotes:

1. *The Group's results for 1Q 2008 include consolidation of 100% interest in Xizhimen Mall, which was acquired on 5 February 2008 and the Initial Properties acquired during IPO.*
   The Group's results for 1Q 2007 include consolidation of the Initial Properties.
2. *138,236,000 new units were issued via an equity fund raising exercise completed on 5 February 2008 for the purpose of acquisition of Xizhimen Mall through the acquisition of the entire issued share capital of CapitaRetail China Investments (B) Beta Pte Ltd.*
3. *2,470,588 new units were issued on 5 February 2008 as payment of acquisition fees for the acquisition of Xizhimen Mall.*
4. *Cumulative distribution for the period from 1 July 2007 to 4 February 2008 was paid in March 2008.*
5. *Includes underwriting fees and professional fees paid and payable in connection to the equity fund raising exercise completed on 5 February 2008 for the acquisition of Xizhimen Mall.*

1(d)(ii) Details of Any Change in the Issued and Issueable Units (1Q 2008 vs 1Q 2007)

	Trust	
	1Q 2008 Units	1Q 2007 Units
Balance as at beginning of period	**476,147,309**	**475,630,513**
New units issued:		
- In connection with equity fund raising exercise completed on 5 February 2008	138,236,000	-
- As payment of acquisition fees of Xizhimen Mall	2,470,588	-
- As payment of asset management fees[1]	223,824	-
Issued units as at end of period	**617,077,721**	**475,630,513**
New units to be issued:		
- As payment of asset management fees[2]	440,152	175,720
Total issued and issuable units as at end of period	**617,517,873**	**475,806,233**

Footnotes:

1. *These were the performance component of the asset management fees for 4Q 2007 which was issued in February 2008.*
2. *These were the performance component of the asset management fee for 1Q 2008 (which will be issued in 2Q 2008) and 1Q 2007 that have been issued in September 2007 respectively.*

2. Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and method of computation applied in the financial statement for the current financial period are consistent with those described in the audited financial statements for the period ended 31 December 2007.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what had changed, as well as the reasons for, and the effect of, the change

Nil

6 **Earnings Per Unit ("EPU") and Distribution Per Unit ("DPU") for the Financial Period**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Group	
	1Q 2008	1Q 2007
Weighted average number of units in issue	547,386,858	475,630,513
Earnings per unit ("EPU") [1]		
Based on weighted average number of units in issue	1.32¢	1.24¢
Based on fully diluted basis	1.32¢	1.24¢
Number of units in issue at end of period	617,077,721	475,630,513
Distribution per unit ("DPU")		
Based on the number of units in issue at end of period	1.55¢	1.51¢

Footnote:
1. *EPU is calculated based on net income after tax and minority interest*
2. *DPU is calculated based on distributable income in relation to 1 January to 4 February 2008 (pre-acquisition of Xizhimen Mall) based on the number of units in issue at 4 February 2008 and distributable income in relation to 5 February to 31 March 2008 (post-acquisition of Xizhimen Mall) based on the number of units in issue at 31 March 2008.*

7 **Net Asset Value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Group		Trust	
	31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007
NAV per unit	$1.06	$1.01	$0.94	$0.89
Adjusted NAV per unit (excluding distributable income)	$1.05	$0.98	$0.93	$0.86

8 **Review of the performance**

	Group		
	1Q 2008	1Q 2007	4Q 2007
	S$'000	S$'000	S$'000
Statement of Total Return for the Group			
Gross revenue	22,911	17,065	17,920
Property operating expenses	(8,590)	(6,376)	(6,272)
Net Property Income	14,321	10,689	11,648
Manager management fees	(1,272)	(911)	(935)
Trustee's fees	(54)	(58)	(45)
Other Trust operating expenses	(477)	(327)	(397)
Interest income	166	647	536
Foreign exchange loss - realised	(199)	(44)	(223)
Finance costs	(1,965)	(1,771)	(1,860)
Total return before change in fair value of financial derivatives, investment properties and unrealised foreign exchange loss	10,520	8,225	8,724
Change in fair value of financial derivatives	577	206	898
Change in fair value of investment properties	-	-	989
Foreign exchange (loss) / gain - unrealised	(461)	6	(217)
Total return before taxation	10,636	8,437	10,394
Taxation	(3,367)	(2,666)	(3,847)
Total return for the period after taxation	7,269	5,771	6,547
Minority interest	(35)	120	(150)
Total return for the period attributable to Unitholders before distribution	7,234	5,891	6,397

	Group		
	1Q 2008	1Q 2007	4Q 2007
	S$'000	S$'000	S$'000
Distribution Statement for the Group			
Total return for the period attributable to Unitholders before distribution	7,234	5,891	6,397
Net effect of distribution adjustments	1,559	1,274	2,188
Income available for distribution to Unitholders	8,793	7,165	8,585
Distribution per unit (in cents)			
- For the period	1.55[1]	1.51	1.80
- Annualised	6.22	6.11	7.15

Footnote:

1. *DPU is calculated based on distributable income in relation to 1 January to 4 February 2008 (pre-acquisition of Xizhimen Mall) based on the number of units in issue at 4 February 2008 and distributable income in relation to 5 February to 31 March 2008 (post-acquisition of Xizhimen Mall) based on the number of units in issue at 31 March 2008.*

1Q 2008 vs 1Q 2007

Gross revenue for 1Q 2008 was S$22.9 million, an increase of S$5.8 million or 34.3% over 1Q 2007. This was mainly due to revenue of S$4.2 million contributed by the newly acquired Xizhimen Mall. The acquisition was completed on 5 February 2008. The other malls accounted for another S$1.6 million increase mainly due to occupancy growth in Wangjing Mall, Qibao Mall and Xinwu Mall.

Property expenses for 1Q 2008 was S$8.6 million, an increase of S$2.2 million or 34.7% over 1Q 2007 mainly due to the newly acquired Xizhimen Mall, higher utilities and marketing expenses at Saihan Mall, which is currently undergoing intensive asset enhancement work and leasing activity for its re-opening in 2H 2008.

Manager management fees was S$0.4 million or 39.6% higher than 1Q 2007 as a result of the consolidation of Xizhimen Mall as well as higher net property income and higher deposited property values under management.

Interest income was S$0.2 million or 74.3% lower than 1Q 2007 mainly due to lower interest income at trust level arising from lower fixed deposit balances placed with financial institutions and corresponding weaker interest rate.

Taxation was S$0.7 million or 26.4% higher than 1Q 2007 mainly due to the consolidation of Xizhimen Mall.

1Q 2008 vs 4Q 2007

Gross revenue for 1Q 2008 increased by S$5.0 million or 27.9% over 4Q 2007. This was mainly due to revenue of S$4.2 million contributed by the newly acquired Xizhimen Mall. The other malls accounted for the additional increase of S$0.8 million mainly due to new leases.

Property expenses for 1Q 2008 increased by S$2.3 million mainly due to the consolidation of Xizhimen Mall, higher property tax in Wangjing Mall, higher utilities and marketing expenses at Saihan Mall, which is currently undergoing intensive asset enhancement work and leasing activity for its re-opening in 2H 2008.

Manager management fees was S$0.3 million or 36.0% higher than 4Q 2007 as a result of higher net property income contributed from the existing malls and the newly acquired Xizhimen Mall as well as higher deposited property values under management.

Interest income was S$0.4 million or 69.0% lower than 4Q 2007 mainly due to lower interest income at trust level arising from fixed deposit and corresponding weaker interest rate.

82 - 4507

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

This para relates to the review of the Group results.

9(i) Income Statement (Actual vs Forecast)

		Actual 5 Feb - 31 Mar 2008	Forecast [1] 5 Feb - 31 Mar 2008	%
		S$'000	S$'000	Change
Gross rental income		15,392	15,741	(2.2)
Other income		527	245	115.1
Gross revenue	(a)	**15,919**	**15,986**	**(0.4)**
Land rental		(661)	(666)	(0.8)
Property related tax		(1,217)	(1,192)	2.1
Business tax		(794)	(807)	(1.6)
Property management fee		(548)	(584)	(6.2)
Other property operating expenses		(2,630)	(2,750)	(4.4)
Total property operating expenses	(b)	**(5,850)**	**(5,999)**	**(2.5)**
Net property income		**10,069**	**9,987**	**0.8**
Manager's management fees		(904)	(863)	4.8
Trustee's fees		(37)	(55)	(32.7)
Other trust operating expenses		(268)	(351)	(23.6)
Interest income		79	-	N.M.
Foreign exchange loss – realised	(c)	(180)	-	N.M.
Finance costs	(d)	(1,320)	(2,119)	(37.7)
Net income before change in fair value of financial derivative and unrealised foreign exchange loss		**7,439**	**6,599**	**12.7**
Change in fair value of financial derivatives	(e)	91	-	N.M.
Foreign exchange loss – unrealised		(678)	-	N.M.
Net income before taxation		**6,852**	**6,599**	**3.8**
Taxation	(f)	(2,276)	(1,048)	117.2
Total return for the period after taxation		**4,576**	**5,551**	**(17.6)**
Minority interest		(20)	(55)	(63.6)
Total return for the period attributable to Unitholders before distribution		**4,556**	**5,496**	**(17.1)**

Footnotes:
1. *The forecast is based on the forecast shown in the OIS dated 25 January 2008.*

N.M. – not meaningful

9(ii) Distribution Statement (Actual vs Forecast)

		Actual 5 Feb – 31 Mar 2008 S$'000	Forecast [1] 5 Feb – 31 Mar 2008 S$'000	% Change
Total return for the period attributable to Unitholders before distribution		4,556	5,496	(17.1)
Distribution adjustments (Note A)		1,735	301	N.M.
Income available for distribution to Unitholders	(g)	**6,291**	**5,797**	**8.5**
Comprises :				
- from operations		1,454	2,030	(28.4)
- from Unitholders' contributions		4,837	3,767	28.4
		6,291	**5,797**	**8.5**
Available distribution per unit (in cents)				
For the period		1.02	0.94	8.5
Annualised		6.66	6.14	8.5
Note A				
Distribution adjustments				
- Asset management fees (performance component payable in Units)		398	400	(0.5)
- Change in fair value of financial derivatives		(91)	-	N.M.
- Deferred taxation		771	-	N.M.
- Transfer to general reserve		(120)	(99)	21.2
- Unrealised foreign exchange loss		678	-	N.M.
- Other adjustments		99	-	N.M.
Net effect of distribution adjustments		**1,735**	**301**	**N.M.**

N.M. – not meaningful

9(iii) Breakdown of Gross Revenue (5 Feb – 31 Mar 2008)

	Actual RMB'000	Forecast RMB'000	% Change	Actual S$'000	Forecast S$'000	% Change
Xizhimen Mall	21,304	21,269	0.2	4,197	4,211	(0.3)
Wangjing Mall	19,693	19,576	0.6	3,871	3,876	(0.1)
Anzhen Mall	11,872	11,872	-	2,333	2,351	(0.8)
Zhengzhou Mall	7,371	7,371	-	1,449	1,459	(0.7)
Jiulong Mall	6,134	6,156	(0.4)	1,206	1,219	(1.1)
Saihan Mall	3,598	3,598	-	708	712	(0.6)
Qibao Mall	8,254	8,241	0.2	1,622	1,632	(0.6)
Xinwu Mall	2,714	2,655	2.2	533	526	1.3
Gross Revenue	**80,940**	**80,738**	**0.3**	**15,919**	**15,986**	**(0.4)**

9(iv) Breakdown of Net Property Income (5 Feb – 31 Mar 2008)

	Actual RMB'000	Forecast RMB'000	% Change	Actual S$'000	Forecast S$'000	% Change
Xizhimen Mall	13,535	13,375	1.2	2,666	2,648	0.7
Wangjing Mall	13,681	13,353	2.5	2,689	2,644	1.7
Anzhen Mall	9,838	9,807	0.3	1,934	1,942	(0.4)
Zhengzhou Mall	6,033	5,944	1.5	1,186	1,177	0.8
Jiulong Mall	4,965	4,961	0.1	976	982	(0.6)
Saihan Mall	1,835	1,725	6.4	361	342	5.6
Qibao Mall	796	761	4.6	157	151	4.0
Xinwu Mall	511	510	0.2	100	101	(1.0)
Net Property Income	**51,194**	**50,436**	**1.5**	**10,069**	**9,987**	**0.8**

9(v) Review of the Performance for the period from 5 February 2008 to 31 March 2008

(a) Gross revenue for the period was $15.9 million, which is $0.1 million or 0.4% lower than the forecast for the same period. The variance is mainly due to S$/RMB translation difference. In RMB terms, gross revenue for the period was 0.3% higher than forecast for the same period.

(b) Property operating expenses for the period was $5.9 million, which is $0.1 million or 2.5% lower compared with the forecast for the same period.

(c) Realised foreign exchange loss of $0.2 million recognised in 1Q 2008 was mainly due to the withdrawal of US$ fixed deposit to repay interest expenses.

(d) Finance cost was $1.3 million, which is $0.8 million or 37.7% lower compared with the forecast for the same period. This was mainly due to interest savings arising from two-year non-deliverable cross-currency interest rate swaps ("NDS") that CRCT has entered into in respect of the US$105.0 million and S$88.0 unsecured two-year Trust Term Loan Facilities.

(e) The fair value change on the NDS resulted in a fair value gain of $0.1 million in 1Q 2008. In accordance to the distribution model detailed in the OIS, distribution income has been adjusted to exclude any change in fair value relating to financial instruments.

(f) Taxation for the period was $2.3 million, which is $1.2 million higher than the forecast for the same period. This was mainly due to recognition of deferred tax liabilities of $0.8 million which has no impact on the distributable income of the trust. If such deferred tax liabilities were excluded, the taxation for the period would have been $1.5 million, which is higher than the forecast by 43.6%. The higher than forecasted tax was mainly due to unbudgeted tax at the trust level in relation to interest income.

(g) Overall, income for distribution to Unitholders was $6.3 million, which is $0.5 million or 8.5% higher than the forecast for the same period.

10 Commentary on the competitive conditions of the industry in which the Trust and its investees operates and any known factors or events that may affect the Trust and its investees in the next reporting period and the next 12 months

Beijing retail property sector outlook

Beijing remains a key expansion choice for many retailers. This was evidenced by dynamic pre-leasing in projects anticipated to open in 2008. While the Olympics have served as a catalyst for retailers entering the market, many retailers now state that they are entering the market due to the sheer income growth and potential customer size. New supply has given retailers the option to expand to new areas of the city to capture growth.

The retail podiums at China Central Place, located at East Chang'an Street, were completed in 4Q 2007, delivering 40,000 sqm to the market and causing total retail space to reach 2.26 million sqm by end 2007. In 2008, 1.4 million sqm of retail space is currently anticipated for completion; most of these projects will not be strata-titled.

For 4Q 2007, vacancy increased 0.5% quarter-on-quarter to 10.1% and rental value grew 1.8% quarter-on-quarter. While market demand is strong, vacancies are expected to rise and owners of strata-titled properties are expected to have a difficult time competing with new supply, which is mostly wholly owned.

Shanghai retail property sector outlook

Driven by healthy retail sales, robust retail sector growth continued in 4Q 2007. Luxury brands are now looking for larger spaces than before to introduce more product lines. Mini anchors, including multi-brand shops, flagship shops and fast fashion retailers are actively expanding in the market. Lane Crawford department store has announced that it will shift from a traditional department store format to a fashion buyer style format, transforming the traditional department store into a multi-brand store.

As a result of limited land supply in prime retail areas, many existing projects are being redeveloped or upgraded to maximize the use of existing land and existing structures. Rock Bund, a mixed-use project comprising 12 heritage buildings located in the bund area, will begin pre-leasing soon. Average rentals increased by 2.0% quarter-on-quarter, with the largest growth occurring in the Xujiahui area, which has recently received increasing attention from international retailers and even a number of luxury brands. Vacancies reached a historical low, falling to a tight 3.7%.

There will be fewer prime retail projects completed in 2008 than 2007, with total GFA at 265,043 sqm, down 24.2% year-on-year. These projects will include Dragon Gate Mall located in City God Temple area, Tom Lee Building located in Nanjing West Road, Park Place located in the Jing'an Temple area (will be opened in late 2008 or early 2009), Plaza 353 located in Nanjing East Road and so forth.

Source: Jones Lang LaSalle – Asia Pacific Property Digest Fourth Quarter 2007

Outlook for 2008

The Manager is confident of achieving the projected distribution of 6.67 cents as stated in the OIS dated 25 January 2008.

11 Distribution

11(a) Current Financial Period

Any distribution declared for the current financial period? No.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? No

11(c) Date payable : N.A.

11(d) Book closure date : N.A.

12 If no distribution has been declared/recommended, a statement to that effect

N.A.

13 Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaRetail China Trust (the "Manager") which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets and the result of business, statement of total return & distribution statement, consolidated cash flows statements, statement of changes in unitholders' funds, together with their accompanying notes) as at 31 March 2008, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Mr Kee Teck Koon Director	Mr Lim Beng Chee Chief Executive Officer / Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
24 April 2008

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CapitaRetail China Trust

CAPITARETAIL CHINA TRUST (CRCT)

Financial Results For First Quarter 2008



24 April 2008

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CRCT Offer Information Statement ("OIS") dated 25 January 2008. This shall be read in conjunction with paragraph 9 of CRCT 2008 First Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

CapitaRetail China Trust

Contents

CapitaRetail China Trust

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Financial Highlights



CapitaRetail China Trust

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Summary of Results

5 Feb 08 - 31 Mar 08[1]: Income Available for Distribution Exceeds Forecast[3] by 8.5%

	5 Feb 08 – 31 Mar 08[1]			1Q 2008[2]
	Actual	Forecast[3]	Change %	Actual
Gross Revenue (S$'000)	15,919	15,986	(0.4)	22,911
Net Property Income (S$'000)	10,069	9,987	0.8	14,321
Income Available for Distribution	6,291	5,797	8.5	8,793
Available Distribution Per Unit ("DPU")				
For the period	1.02¢	0.94¢	8.5	1.55¢
Annualized	6.66¢	6.14¢	8.5	6.22¢
Distribution Yield				
-S$1.30 per unit (closing as at 31 Mar 2008)	5.12%	4.72%	8.5	4.78%
-S$1.50 per unit (closing as at 23 Apr 2008)	4.44%	4.09%	8.5	4.15%

1. CRCT's policy is to distribute its distributable income on a semi-annual basis to Unitholders. The last distribution was scheduled to take place in respect of CRCT's semi-annual distributable income for the period from 1 July 2007 to 31 December 2007. In order to ensure fairness to Unitholders in issue on the day immediately prior to 5 February 2008, the day on which the new units are issued under the equity fund raising for the acquisition of Xizhimen Mall, the Manager has made a cumulative distribution of 4.04 cents for the period from 1 July 2007 to 4 February 2008.
2. For the period from 1 January 2008 to 31 March 2008
3. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008

CRCT Performance since IPO (8 Dec 2006) to 31 Mar 2008

- 15.0% Unit Price Appreciation
- 21.5% Total Return
- Outperformed FSSTI & FSTREI Index
- 53.1% Growth in Total Asset Size
- 49.3% Growth in Market Cap



% change in unit price/index value
200
180
160
140
120
100
80
60
40
20
0
-20
IPO
16-Jan-07
22-Feb-07
29-Mar-07
7-May-07
12-Jun-07
17-Jul-07
22-Aug-07
26-Sep-07
31-Oct-07
6-Dec-07
15-Jan-08
22-Feb-08
31-Mar-08
CRCT
FSSTI
FSTREI

IPO to 31 Mar 08	
CRCT	+ 15.0%
FSSTI	+ 6.4%
FSTREI	- 6.8%

FSSTI –FTSE Straits Times Index, FSTREI – Singapore REIT index

Source : Bloomberg, CRCTML

CapitaRetail China Trust

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Financial Results for 1Q 2008



CapitaRetail China Trust

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Distribution Statement

S$'000	5 Feb-31 Mar 08 [1] Actual	5 Feb-31 Mar 08 [1] Forecast[3]	Variance (%)	1Q 2008[2] Actual
Gross Revenue	15,919	15,986	(0.4)	22,911
Less property operating expenses	(5,850)	(5,999)	(2.5)	(8,590)
Net property income	**10,069**	**9,987**	**0.8**	**14,321**
Non-operating income/(expense)	(180)	-	-	(199)
Other trust expenses	(1,209)	(1,269)	(4.7)	(1,803)
Net Interest expenses	(1,241)	(2,119)	(41.4)	(1,799)
Net income before change in fair value of fin. derivative & unrealized FX gain	**7,439**	**6,599**	**12.7**	**10,520**
Change in fair value of fin. derivative	91	-	-	577
Foreign exchange loss - unrealized	(678)	-	-	(461)
Net income before taxation	**6,852**	**6,599**	**3.8**	**10,636**
Taxation	(2,276)	(1,048)	117.2	(3,367)
Minority Interest	(20)	(55)	(63.6)	(35)
Distribution Adjustment	1,735	301	-	1,559
Income Available for Distribution	**6,291**	**5,797**	**8.5**	**8,793**
Available Distribution Per Unit (for the period)	**1.02¢**	**0.94¢**	**8.5**	**1.55¢[4]**
Annualized Distribution Per Unit	**6.66¢**	**6.14¢**	**8.5**	**6.22¢**

1. CRCT's policy is to distribute its distributable income on a semi-annual basis to Unitholders. The last distribution was scheduled to take place in respect of CRCT's semi-annual distributable income for the period from 1 July 2007 to 31 December 2007. In order to ensure fairness to Unitholders in issue on the day immediately prior to 5 February 2008, the day on which the new units are issued under the equity fund raising for the acquisition of Xizhimen Mall, the Manager has made a cumulative distribution of 4.04 cents for the period from 1 July 2007 to 4 February 2008.
2. For the period from 1 Jan 08 to 31 Mar 08.
3. As shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008.
4. Calculated based on distributable income in relation to 1 Jan 08 to 4 Feb 08 (pre-acquisition of Xizhimen Mall) based on the no. of units in issue at 4 Feb 08 and distributable income in relation to 5 Feb 08 to 31 Mar 08 (post-acquisition of Xizhimen Mall) based on the no. of units in issue at 31 Mar 08.

CapitaRetail China Trust

Property Gross Revenue (in RMB) : 5 Feb - 31 Mar 2008 - Actual vs Forecast



CRCT Portfolio
80,940
80,738
0.3%
Xizhimen Mall
21,304
21,269
Wangjing Mall
19,693
19,576
Anzhen Mall
11,872
11,872
Zhengzhou Mall
7,371
7,371
Jiulong Mall
6,134
6,156
Saihan Mall
3,598
3,598
Qibao Mall
8,254
8,241
Xinwu Mall
2,714
2,655
0
20000
40000
60000
80000
100000
RMB'000
Actual
Forecast

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CapitaRetail China Trust

Property Operating Expenses (in RMB): 5 Feb - 31 Mar 2008 - Actual vs Forecast



CRCT Portfolio
29,746
30,302
1.8%
Xizhimen Mall
7,769
7,894
Wangjing Mall
6,012
6,223
Anzhen Mall
2,034
2,065
Zhengzhou Mall
1,338
1,427
Jiulong Mall
1,169
1,195
Saihan Mall
1,763
1,873
Qibao Mall
7,458
7,480
Xinwu Mall
2,203
2,145
0
5000
10000
15000
20000
25000
30000
35000
RMB'000
Actual
Forecast

CapitaRetail China Trust

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Net Property Income (in RMB) : 5 Feb - 31 Mar 2008 - Actual vs Forecast



CRCT Portfolio
51,194
50,436
1.5%
Xizhimen Mall
13,535
13,375
Wangjing Mall
13,681
13,353
Anzhen Mall
9,838
9,807
Zhengzhou Mall
6,033
5,944
Jiulong Mall
4,965
4,961
Saihan Mall
1,835
1,725
Qibao Mall
796
761
Xinwu Mall
511
510
0
10000
20000
30000
40000
50000
60000
RMB'000
Actual
Forecast

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CapitaRetail China Trust

Property Gross Revenue (in S$) : 5 Feb - 31 Mar 2008 - Actual vs Forecast



CRCT Portfolio
15,919
15,986
Xizhimen Mall
4,197
4,211
Wangjing Mall
3,871
3,876
Anzhen Mall
2,333
2,351
Zhengzhou Mall
1,449
1,459
Jiulong Mall
1,206
1,219
Saihan Mall
708
712
Qibao Mall
1,622
1,632
Xinwu Mall
533
526
0
2000
4000
6000
8000
10000
12000
14000
16000
18000
S$'000
Actual
Forecast
0.4%
Translation difference led to a 0.4% below forecast in S$ vis-à-vis a 0.3% above forecast in RMB

CapitaRetail China Trust

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Net Property Income (in S$) : 5 Feb - 31 Mar 2008 - Actual vs Forecast



CRCT Portfolio
10,069
9,987
Xizhimen Mall
2,666
2,648
Wangjing Mall
2,689
2,644
Anzhen Mall
1,934
1,942
Zhengzhou Mall
1,186
1,177
Jiulong Mall
976
982
Saihan Mall
361
342
Qibao Mall
157
151
Xinwu Mall
100
101
0
2000
4000
6000
8000
10000
12000
S$'000
Actual
Forecast
0.8%

Translation difference led to a 0.8% above forecast in S$ vis-à-vis a 1.5% above forecast in RMB

CapitaRetail China Trust

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Property Gross Revenue (in RMB) : 1Q 2008 vs 1Q 2007

Portfolio gross revenue registered robust y-o-y growth of 34.4% largely because of Xizhimen Mall



CRCT Portfolio
116,296
86,514
34.4%
Xizhimen Mall[1]
21,304
Wangjing Mall
31,536
26,551
Anzhen Mall
19,127
18,938
Zhengzhou Mall
11,875
11,875
Jiulong Mall
9,882
10,227
Saihan Mall
5,068
6,750
Due to extensive asset enhancement works taking place at the mall in 1Q 2008
Qibao Mall
13,212
9,073
Xinwu Mall
4,292
3,100
0
20000
40000
60000
80000
100000
120000
RMB'000
1Q 2008
1Q 2007

1. Acquired on 5 February 2008.

CapitaRetail China Trust

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Net Property Income (in RMB) : 1Q 2008 vs 1Q 2007

Portfolio NPI rose 34.2% y-o-y



CRCT Portfolio
72,700
54,192
34.2%
Xizhimen Mall[1]
13,535
Wangjing Mall
21,642
17,464
Anzhen Mall
15,839
15,733
Zhengzhou Mall
9,658
9,837
Jiulong Mall
7,980
8,494
Saihan Mall
2,104
5,623
Qibao Mall
1,117
-2,439
Xinwu Mall
825
-520
-5000
5000
15000
25000
35000
45000
55000
65000
75000
RMB'000
1Q 2008
1Q 2007

1. Acquired on 5 February 2008.

CapitaRetail China Trust

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Property Gross Revenue (in RMB) : 1Q 2008 vs 1Q 2007 - Comparable Portfolio[1]

Comparable portfolio[1] gross revenue registered y-o-y growth of 9.8%



Comparable Portfolio1
94,992
86,514
9.8%
Wangjing Mall
31,536
26,551
Anzhen Mall
19,127
18,938
Zhengzhou Mall
11,875
11,875
Jiulong Mall
9,882
10,227
Saihan Mall
5,068
6,750
Due to extensive asset enhancement works taking place at the mall in 1Q 2008
Qibao Mall
13,212
9,073
Xinwu Mall
4,292
3,100
0
20000
40000
60000
80000
100000
RMB'000
1Q 2008
1Q 2007

1. Excludes Xizhimen Mall which was acquired on 5 February 2008.

CapitaRetail China Trust

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Net Property Income (in RMB) : 1Q 2008 vs 1Q 2007 - Comparable Portfolio[1]

Comparable portfolio[1] NPI grew 9.2% y-o-y



Comparable Portfolio1
59,165
54,192
9.2%
Wangjing Mall
21,642
17,464
Anzhen Mall
15,839
15,733
Zhengzhou Mall
9,658
9,837
Jiulong Mall
7,980
8,494
Saihan Mall
2,104
5,623
Qibao Mall
1,117
-2,439
Xinwu Mall
825
-520
-3000
6000
15000
24000
33000
42000
51000
60000
RMB'000
1Q 2008
1Q 2007

1. Excludes Xizhimen Mall which was acquired on 5 February 2008.

CapitaRetail China Trust

Debt Capital Information (as at 31 Mar 2008)

Debt Maturity Profile



348.4
Anzhen - Secured (Variable Rate)
Trust - Unsecured (Fixed Rate)
Trust - Unsecured (Fixed Rate)
Trust - Unsecured (Variable Rate)
Xizhimen - Unsecured (Variable Rate)
Variable Rate 32.7%
Fixed Rate 67.3%
146.5
28.6
27.5
88.0
57.8
Total Borrowings
2008
2010
2011
(in S$ millions)

Key Statistics of CRCT

Gearing Ratio	30.9%
Interest Cover	6.4 times
Average Cost of Debt	2.6%

Net Interest Savings for 5 Feb 08 – 31 Mar 08

	S$'000
Actual interest expense	1,320
Forecast interest expense	2,119
Interest expense saving [1]	799
Add:	
Unbudgeted interest income [2]	79
Net interest savings	878

1. This was mainly due to interest savings arising from the two-year non-deliverable cross-currency interest rate swap that CRCT has entered into in respect of its US$105.0 million and S$88.0 million unsecured two-year term loan facility.
2. An interest income of $0.1 million was mainly earned from surplus funds held by the trust.

CapitaRetail China Trust

32 - 4507

Balance Sheet

As at 31 Mar 2008	S$'000
Investment properties	1,060,075
Plant and equipment	3,045
Trade and other receivables	31,799
Cash and cash equivalents	53,077
Total Assets	**1,147,996**
Trade and other payables	75,227
Security deposits	15,010
Interest-bearing borrowings	348,429
Deferred tax liabilities	20,810
Financial derivatives	19,937
Provision for taxation	1,807
Total Liabilities	**481,220**
Minority interest	**13,592**

Net assets attributable to Unitholders	**653,184**
Units In Issue ('000 units)[1] (as at 31 Mar 2008)	**617,518**
Net Asset Value per unit	**S$1.06**
Adjusted Net Asset Value per unit (net of distribution)	**S$1.05**

1. Include units which will be issued to the Manager as payment for the performance component of the asset management fees for 1Q 2008 (which will be issued in 2Q 2008)

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CapitaRetail China Trust

Portfolio Update



CapitaRetail China Trust

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Occupancy Rates

Qibao Mall recorded an increase of 4.8% in committed occupancy

	As at 31 Mar 07[1]	As at 30 Jun 07[1]	As at 30 Sep 07[1]	As at 31 Dec 07[1]	As at 31 Mar 08[1]	As at 22 Apr 08[1]
Wangjing Mall	89.3%	98.3%	99.4%	99.2%	99.4%	99.8%
Jiulong Mall	100%	100%	100%	100%	100%	100%
Anzhen Mall	100%	100%	100%	100%	100%	100%
Qibao Mall	73.9%	78.7%	79.4%	81.1%	80.9%	85.9%
Zhengzhou Mall	100%	100%	100%	100%	100%	100%
Saihan Mall	100%	100%	100%	N.M.[2]	N.M.[2]	N.M.[2]
Xinwu Mall	80.5%	84.2%	96.7%	95.5%	94.5%	94.5%
Xizhimen Mall	N.A.[3]	N.A.[3]	N.A.[3]	N.A.[3]	87.5%	88.0%
CRCT Portfolio[4]	92.1%	94.8%	95.9%	95.6%	94.1%	95.1%

1. Based on committed leases.
2. N.M. – not meaningful as the mall is undergoing extensive asset enhancement works.
3. N.A. – not applicable. Xizhimen Mall was acquired into the portfolio on 5 February 2008.
4. Based on CRCT's 51.0% ownership interest of Xinwu Mall.

CapitaRetail China Trust

Summary of New Leases & Renewals

As at 31 Mar 2008

Property[1]	No. of new leases/renewals[2]	Net incremental monthly rental vs forecast (RMB '000)	Variance over forecast (%)
Wangjing Mall	17	51.6	35.0
Jiulong Mall	1	10.8	7.0
Qibao Mall	13	9.4	2.6
Xinwu Mall	6[3]	5.7	16.4
Xizhimen Mall	12	68.3	30.0
CRCT Portfolio	49	145.8[4]	15.9[4]

A total of 49 new leases/renewals, including 17 new leases at newly created lettable area, were committed since 1 January 2008

1. Anzhen Mall and Zhengzhou Mall are under long-term master lease arrangements, while Saihan Mall is undergoing asset enhancement works.
2. Based on the period from 1 January 2008 to 31 March 2008.
3. Excluding 8 new leases in Xinwu Mall which rents are payable on the base rent plus a percentage of turnover or on a percentage of turnover only.
4. Based on CRCT's 51.0% ownership interest in Xinwu Mall.

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CapitaRetail China Trust

Portfolio Lease Expiry Profile (By Year)

As at 31 Mar 2008	No. of Leases	Gross Rental Income[1]	
		RMB'000	% of total[2]
2008	179	3,001	6.9%
2009	192	7,122	16.4%
2010	138	7,463	17.2%
2011	31	2,752	6.4%
2012	10	2,097	4.9%
Beyond 2012	44	20,894	48.2%

CRCT Portfolio	Weighted average lease term to expiry
By Gross Rent[1]	8.5 years
By Gross Rentable Area ("GRA")[1]	12.7 years

1. Based on CRCT's 51.0% ownership interest of Xinwu Mall.
2. Percentage of total gross rental income based on committed leases as at 31 March 2008

CapitaRetail China Trust

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Portfolio Lease Expiry Profile for 2008 (By Property)

As at 31 Mar 2008	No. of Leases	Gross Rentable Area[1]		Gross Rental Income[1]	
		sq m	% of total	RMB'000	% of total[2]
Wangjing Mall	50	1,918	2.8%	803	7.7%
Jiulong Mall	0	0	0%	0	0%
Anzhen Mall	0	0	0%	0	0%
Qibao Mall	50	3,347	4.6%	1,367	20.6%
Zhengzhou Mall	0	0	0%	0	0%
Xinwu Mall	33	1,108	4.8%	104	15.0%
Xizhimen Mall	46	1,591	2.2%	727	6.1%

1. Based on CRCT's 51.0% ownership interest of Xinwu Mall.
2. As percentage of total gross rental income for the month of March 2008.

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CapitaRetail China Trust

Shopper Traffic

Shopper traffic at Qibao Mall improved nearly 40% y-o-y

Property[1]	Average daily traffic count in 1Q 2007[2]	Average daily traffic count in 1Q 2008[3]	% increase (y-o-y)
Wangjing Mall	19,583	21,102	7.8%
Qibao Mall	20,459	27,971	36.7%
Xinwu Mall	32,266	31,208	(3.3)%[4]
Xizhimen Mall	N.A[5]	29,801	N.A[5]

1. Traffic count data is not available for Anzhen Mall, Jiulong Mall, Zhengzhou Mall and Jinyu Mall.
2. For the period from 1 Jan 2007 to 31 Mar 2007.
3. For the period from 1 Jan 2008 to 31 Mar 2008.
4. Shopper traffic at Xinwu Mall dropped slightly y-o-y as a result of unprecedented heavy snowstorms at Wuhu region in end Jan 2008.
5. N.A. – not applicable. Xizhimen Mall was acquired into the portfolio on 5 Feb 2008.

CapitaRetail China Trust

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Tenants' Sales

Same-store sales[1] grew y-o-y across the malls

	Average monthly sales per sq m 1Q 2007[2] (RMB)	Average monthly sales per sq m 1Q 2008[3] (RMB)	% increase (y-o-y)
Wangjing Mall (Sample size: 83)	1,086.0	1,421.1	30.9%
Qibao Mall (Sample size: 39)	720.7	918.2	27.4%
Xinwu Mall (Sample size: 18)	476.8	723.7	51.8%

1. Includes only tenants with complete GTO information since 1Q 2007.
2. For the period from 1 Jan 2008 to 31 Mar 2008 and calculated using the total Net Lettable Area of the sample size.
3. For the period from 1 Jan 2007 to 31 Mar 2007and calculated using the total Net Lettable Area of the sample size.

CapitaRetail China Trust

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CapitaRetail China Trust

For enquiries contact:
Ms Shirlene Sim
Investor Relations Manager
CapitaRetail China Trust Management Limited
DID: +65 68265543
Email: shirlene.sim@capitaland.com
Website: www.capitaretailchina.com

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN ARC-CAPITALAND INDIA PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Smart Profit International Limited ("SPIL"), has disposed of 51% of its stake (comprising 51 ordinary shares of US$1 each (the "Sale Shares")) in the share capital of ARC-CapitaLand India Private Limited (formerly known as Profit Hill Limited) ("ARC-CapitaLand") to Navindia Development Limited ("NDL") for a cash consideration of US$51 (approximately S$70) (the "Sale"). NDL is a party unrelated to CapitaLand Group.

ARC-CapitaLand, a company incorporated in Cayman Islands, has a wholly-owned subsidiary incorporated in Singapore, known as Ghansoli Investment Pte. Ltd. ("GIPL") which in turn has a wholly-owned subsidiary incorporated in India, known as Loma IT Park Developers Private Limited ("Loma").

The net liability value of the Sale Shares based on the management accounts of ARC-CapitaLand as at 11 April 2008 was US$227,000 (approximately S$313,000).

Following the Sale, CapitaLand's interest in ARC-CapitaLand has reduced to 49% and thus, ARC-CapitaLand, GIPL and Loma have ceased to be indirect wholly-owned subsidiaries and have become indirect associated companies of CapitaLand.

Subsequent to the Sale, SPIL subscribed for and was issued an additional 35,574 ordinary shares of US$1 each in the share capital of ARC-CapitaLand (the "Shares") at US$1,000 per share (the "Subscription"). The aggregate subscription price of US$35.574 million (approximately S$49 million) was paid wholly in cash. NDL also subscribed for and was issued an additional 37,026 Shares at US$1,000 per share.

As a result of the Subscription, SPIL holds an aggregate of 35,623 Shares in ARC-CapitaLand, representing 49% of the enlarged share capital of ARC-CapitaLand.

Subsequent to the aforesaid subscriptions and allotments, Loma has today acquired from Standard Industries Limited, a company listed on the Bombay Stock Exchange and the National Stock Exchange of India, a 30-acre plot of land in the Trans Thana Creek industrial area in Thana district, Navi Mumbai, India for a total purchase price of INR2.3 billion (approximately S$79 million) on which it intends to develop an information technology park and a Grade A office complex.

The Sale and Subscription are not expected to have any material impact on the net tangible assets per share and the earnings per share of CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Sale and Subscription.

By Order of the Board

Low Sai Choy
Company Secretary
24 April 2008

CapitaLand

For Immediate Release
24 April 2008

NEWS RELEASE

CapitaLand acquires prime 30-acre site to build its first IT Park & Office Development in India In partnership with Arcapita

Singapore, 24 April 2008 – Loma IT Park Developers Pvt Ltd (Loma), a 49%-owned associate of CapitaLand Limited (CapitaLand) has today acquired from Standard Industries Limited (SIL), a company listed on the Bombay Stock Exchange and the National Stock Exchange of India, approximately 121,450 square metres (30 acres) of land in the Trans Thana Creek industrial area in Thana district, Navi Mumbai, India. The total purchase price for the site is INR2.3 billion (approximately S$79 million). Loma is a wholly-owned subsidiary of Arc-CapitaLand India Pte Ltd, which is a joint venture set up by CapitaLand and leading Bahrain-based Arcapita Bank B.S.C.(c) (Arcapita) to develop the site. This is CapitaLand's first IT Park and Office development in India.

The proposed development plan is to build an information technology (IT) park and a Grade A office complex on the site, which is part of a larger 92-acre piece of land owned by SIL. The development will comprise approximately 2.5 million square feet of built-up space, where approximately 1.25 million square feet of space will be dedicated for IT companies. Construction work is expected to commence by the first quarter of 2009 and is targeted to be completed in phases over the next five years.

This development is CapitaLand's third partnership with Arcapita in real estate ventures. Previous successful ventures include Raffles City Bahrain at Bahrain Bay in Manama and ARC-CapitaLand Residences Japan, a portfolio of rental apartments in key cities in Japan.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "India has been identified as an important new market in Asia for the CapitaLand Group. Its immense potential as a high growth market cannot be ignored. In particular, we recognise this site's strategic location in Navi Mumbai, which is in the heart of the Mumbai-Pune "Knowledge Corridor". This prime 30-acre site, supported by excellent infrastructure and transport links, will allow us to develop a landmark IT park and office complex in India. Our earlier experience with Arcapita in Bahrain Bay, where CapitaLand is developing Raffles City Bahrain, will be brought positively to bear on this new project in India. Together with our valued partner Arcapita and the support of SIL, CapitaLand intends to grow this new business area significantly in India."

Mr Martin Tan, co-Head of Real Estate Investment at Arcapita, welcomed this latest collaboration with CapitaLand and said: "CapitaLand brings to this project a wealth of domain knowledge and expertise in real estate design and development, which is complementary to our own property asset-based investment business. We have partnered in Japan and Bahrain and we look forward to this new opportunity in India to extend our relationship. There is currently a limited supply of good quality business space in India and sustained economic growth will lead to increased demand. We will work together to develop an offering of world class facilities which will be highly sought after by multinationals and leading Indian companies."

Arc-CapitaLand India Pte Ltd has appointed world-renowned, London based architects, Foreign Office Architects (FOA) to design the new development. This development will set new benchmarks of quality to meet the demanding needs of multi-national companies (MNCs) and high-tech businesses. It will also be one of the first major developments in Mumbai to feature environmentally sustainable commercial space.

Navi Mumbai sits astride the main highway from Mumbai to Pune and the rest of central and southern India, forming a part of the "Knowledge Corridor" that spans Mumbai and Pune. The Mumbai-Pune Knowledge Corridor, an initiative of the Government of Maharashtra, is fast emerging as the IT hub of the country. Many large Indian companies have already relocated to Navi Mumbai. The area has excellent infrastructure which will be further enhanced by the new international airport for Mumbai that will be built at Panvel in the near future.

The transaction described above is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

About India

India is the world's back office, commanding 44% of the global market for IT and business process outsourcing (BPO) services. Since fiscal year 1999-2000, the Indian IT and ITES (IT-enabled services) industry has expanded at a CAGR of 28%. Mumbai is the commercial and business hub of India and its large, young and well educated population supports the IT industry. The growing Mumbai metropolitan region generates about 5% of the national GDP and contributes to over one-third of India's tax revenues. There is thus an enormous demand for IT and business space in the city. Office and IT space rentals have been rising in Mumbai due to the lack of supply and increased demand from both foreign and local companies seeking to participate in the booming Indian economy. An increasing trend of decentralisation is observed in Mumbai, with demand for business space shifting from the CBD region to the secondary business districts (SBD) and suburbs. SBD and suburbs offer cheaper rents and better infrastructure networks, especially in Navi Mumbai where land suitable for large scale developments is available.

About Foreign Office Architects ("FOA")

Founded by Farshid Moussavi and Alejandro Zaera-Polo in 1995, FOA is a London-based international practice providing full services in masterplanning, architecture and interior design. Some of its landmark and award-winning projects include the Zona Franca Office Park in Barcelona, Spain; World Business Centre in Busan, Korea; Yokohama International Port Terminal, Japan; and the BBC Music Centre in White City, London.

About Standard Industries Limited

Standard Industries Limited (SIL) was established in 1892. It is currently listed on the Bombay Stock Exchange and the National Stock Exchange. SIL has been in the textiles, apparels and chemicals business in India since its establishment more than 115 years ago. Over the last few years, SIL has moved away from the production of textiles and chemicals to the distribution and

marketing of textiles and chemicals. In February 2007, the company announced that it will be establishing an Information Technology Software Unit / Information Technology Park, at its existing property at Thane.

About Arcapita

Headquartered in Bahrain with offices in Atlanta, London and Singapore, Arcapita's four principal lines of business are corporate investment, real estate investment, asset-based investment and venture capital. To date, Arcapita has completed 66 transactions with a total value of almost US$23 billion and has an equity capital base of US$1.1 billion. Arcapita's mission is to provide innovative and distinctive investment opportunities that generate superior risk-adjusted returns while adhering to Islamic principles. Full details of Arcapita can be found at www.arcapita.com.

About CapitaLand Group (www.capitaland.com)

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by: **CapitaLand Limited (Co. Regn: 198900036N)**
Date: **24 April 2008**

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email: harold.woo@capitaland.com

Media Contact

Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com


Subject Property
AIROLI BRIDGE
THANA
KALWA
TO KALYAN
DIVA
MALAD
GOREGAON
NH-8
W RLY
C RLY
EASTERN EXPRESS HIGHWAY
AIROLI
NH-4
ANDHERI
KOPAR KHAIRANE
MUMBAI AIRPORT
APM
TURBHE
TALOJA
GHATKOPAR
TCB
VASHI
JUINAGAR
BANDRA
SANPADA
KHARGHAR
KALAMBOLI WAREHOUSING CUM STEEL MARKET
MANKHURD
WADALA
INERUL
SEAWOODS
SAGAR SANGAM
DADAR
KALAMBOLI
CBD
MAIN WATER TRANSPORT TERMINAL
ULWE
ELEPHANTA
BUTCHER
PROPOSED NAVI MUMBAI AIRPORT
NH-17
TO GOA
TO POONA
C S T
CHURCHGATE
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RADIO CLUB
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Apr-2008 07:30:38
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "(1) 2008 first quarter unaudited financial statement announcement; and (2) CCT achieves DPU growth of 22.7% for 1Q 2008"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.
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CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
25 April 2008

CapitaCommercial Trust Achieves DPU Growth of 22.7% for 1Q 2008

Growth driven by higher rental income from high quality buildings; and proactive capital management

Singapore, 25 April 2008 – CapitaCommercial Trust Management Limited, the Manager of CapitaCommercial Trust (CCT), is pleased to announce that CCT has achieved a distributable income of S$35.9 million for the three months ended 31 March 2008 (1Q 2008) which translates to a distribution per unit (DPU) of 2.59 cents. This outperforms the 1Q 2007 DPU of 2.11 cents by 22.7%, and exceeds the forecast by 12.1%. The annualised 1Q 2008 DPU of 10.42 cents would provide a distribution yield of 5.0% based on the closing price of S$2.10 per unit on 24 April 2008.

Summary of CCT's 1Q 2008 Results

	FY2007	**1 January 2008 to 31 March 2008**		
	Actual S$'000	**Actual** S$'000	**Circular Forecast** S$'000	**Favourable** %
Gross Revenue	236,527	71,195	66,616	6.9
Net Property Income	171,476	49,626	45,616	8.8
Distributable Income	**120,422**	**35,858**	32,013	**12.0**
Distribution Per Unit				
For the period	8.70¢	2.59¢	2.31¢	12.1
Annualised	8.70¢	10.42¢	9.29¢	12.2
Distribution Yield				
Based on S$2.10 per unit (closing price as at 24 April 2008)	4.1%	5.0%	NM	N.A.

Mr Richard Hale, Chairman of the Manager, said, "CapitaCommercial Trust achieved higher rental income as Singapore experienced considerable rental growth in the office market over the last 12 months. This growth, together with our strategy of proactive asset and prudent capital management has increased the first quarter 2008 distribution per unit significantly by 22.7% over the same quarter in 2007. Following the call option granted by CapitaLand Limited for the purchase of 1 George Street at a purchase price of S$1.165 billion, the Manager will be seeking unitholders' approval at an extraordinary general meeting expected to be convened by end June 2008. If the acquisition is approved and completed, CCT's total asset size will grow to S$6.5 billion, ahead of our target of S$6.0 billion by 2009. Moreover 1 George Street, being a new, premier Grade A building, will further enhance the quality of CCT's existing portfolio and also its tenant profile with more blue chip tenants. Given Singapore's still strong economic fundamentals and continued healthy office leasing demand we are confident of exceeding the forecast distribution per unit of 10.04 cents to unitholders in 2008."

Ms Lynette Leong, CEO of the Manager, said, "We are experiencing continuing keen demand by banks and financial institutions and the supporting business services for greater space in CCT's quality portfolio. Grade A and Prime office rents averaged S$18.65 per square foot per month and S$16.00 per square foot per month respectively in 1Q 2008, representing increases of 8.7% and 6.7% from the preceding quarter. Given the prime quality of CCT's portfolio, we have signed leases above S$20 per square foot per month in 1Q 2008. Our well balanced lease expiry profile, together with our proactive asset management, will enable us to benefit from the tight office market in at least these two years and gain continued rental upside. We remain prudent but active in our capital management, seizing opportunities to build up capital at attractive terms and lower overall cost of debt. We have issued about S$250 million of fixed-rate notes from our S$1 billion multicurrency medium term note programme and launched a S$280-million convertible bond issue of 5-year maturity in April 2008 at competitive interest rates. We have also secured committed funding for 100% of the purchase price for our proposed acquisition of

1 George Street, assuring financing certainty without the need for placement of new CCT units or rights issue. Going forward, we will continue, though more discerningly given the current market environment, to seek quality and yield accretive assets."

- END -

About CapitaCommercial Trust (www.cct.com.sg)

CapitaCommercial Trust is Singapore's first listed commercial REIT with a market capitalisation of S$2.9 billion based on the closing price of S$2.10 per unit on 24 April 2008. CCT aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. The total asset size of CCT is S$5.5 billion as at 31 March 2008, including a portfolio of nine prime properties and one property under development in Singapore, as well as investments in Malaysia. The properties in Singapore are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park and Wilkie Edge (currently under development and expected to be completed by fourth quarter of 2008). In addition, CCT is a substantial unitholder of Quill Capita Trust with 30% unitholdings and has taken a 7.4% stake in the Malaysia Commercial Development Fund Pte. Ltd. ("MCDF"). Quill Capita Trust is a commercial REIT listed on Bursa Malaysia Securities Berhad, with a portfolio of nine commercial properties in Kuala Lumpur and Cyberjaya, Malaysia. MCDF is CapitaLand's first and largest Malaysia private real estate fund with a focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley, Malaysia.

CCT was accorded "A3" corporate rating by Moody's Investor Service. The Trust is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

Contact

Ms Ho Mei Peng
Head, Investor Relations & Communications
DID: (65) 6826 5586
Mobile: (65) 9668 8290
Email: ho.meipeng@capitaland.com

Important Notice

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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CapitaCommercial Trust

2008 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

TABLE OF CONTENTS

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SUMMARY OF CCT RESULTS (1 January 2008 to 31 March 2008)

	FY 2007	1 January 2008 to 31 March 2008		
	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Favourable / (Unfavourable)
Gross Revenue	236,527	71,195	66,616	6.9%
Net Property Income	171,476	49,626	45,616	8.8%
Distributable Income	120,422	35,858	32,013	12.0%
Distribution Per Unit (cents)				
For the period	**8.70¢**	**2.59¢**	**2.31¢**	**12.1%**
Annualised	**8.70¢**	**10.42¢**	**9.29¢**	**12.2%**

Footnote

(1) The forecast is based on management's forecast for the period 1 January 2008 to 31 March 2008. This, together with the forecast for the period 1 April 2008 to 31 December 2008, is the forecast shown in the CCT Circular to unitholders dated 5 November 2007 ("CCT Circular") for the acquisition of Wilkie Edge.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CCT Circular, please refer to Section 9 of this Announcement.

CAPITACOMMERCIAL TRUST
2008 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

CapitaCommercial Trust ("CCT") was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT) (the "CCT Trustee"), as amended by the first supplemental deed dated 15 July 2005, the second supplemental deed dated 20 April 2006, the third supplemental deed dated 11 August 2006, the fourth supplemental deed dated 31 October 2007 and the first amending and restating deed dated 26 March 2008.

As at 31 March 2008, CCT's Singapore portfolio includes Capital Tower, 6 Battery Road, HSBC Building, Raffles City (through its 60% stake in RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park Market Street Car Park and Wilkie Edge which is currently under development. CCT has a wholly-owned subsidiary, CCT MTN Pte. Ltd. ("CCT MTN"), to provide treasury services, including on-lending the proceeds from the issuance of notes under an unsecured multi-currency medium term note programme to CCT.

In Malaysia, CCT has a 30% stake in Quill Capita Trust ("QCT") as well as a 7.4% stake (with commitment of US$20 million) in the Malaysia Commercial Development Fund ("MCDF"). QCT is a Malaysia-listed real estate investment trust focused on acquiring and investing in commercial properties in Malaysia. MCDF is an opportunistic fund to invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley, with an expected gross development value of more than US$1 billion (about S$1.4 billion).

On 26 March 2008, George Street Pte. Ltd. (the "Vendor"), an indirect wholly-owned subsidiary of CapitaLand Limited ("CapitaLand"), has granted the CCT Trustee a call option for the acquisition of 1 George Street, which is located at 1 George Street, Singapore 049145, at a purchase price of S$1.165 billion (the "Purchase Price"), and in this regard, the CCT Trustee has on 26 March 2008 entered into a call option agreement (the "Call Option Agreement") with the Vendor. Pursuant to the terms of the Call Option Agreement, the Vendor undertakes to procure that CapitaLand Commercial Limited ("CCL"), which is a wholly-owned subsidiary of CapitaLand and which holds 100% of the interest in the Vendor, shall negotiate and enter into a deed (the "Deed of Yield Protection") to provide yield protection to CCT to ensure a minimum net property income per annum of S$49,512,500, translating into a yield protection calculated at 4.25% per annum of the Purchase Price (the "Yield Protection") for a period of five years commencing from (and including) the date of completion of the sale and purchase of the Property ("Completion") and ending on the day immediately preceding the fifth anniversary of such date of Completion (which is expected to fall within 2013).

On a recurring basis, as the results of QCT are not expected to be announced in time for inclusion in CCT Group results for the same calendar quarter, CCT Group will equity account the results of QCT based on a 3-month lag time.

CCT Group results are after consolidating CCT MTN, equity accounting the interest in QCT and including its proportionate interest (60%) in RCS Trust on a line-by-line basis.

In the Trust results, the distributable income on a declared basis from RCS Trust and QCT are accounted for as "Investment Income".

1(a)(i) **Statement of Total Return & Distribution Statement (1Q 2008 vs 1Q 2007)**
(For a review of the performance, please refer to paragraph 8 on page 12-13)

	Group			Trust		
	1Q 2008 S$'000	1Q 2007 S$'000	Change %	1Q 2008 S$'000	1Q 2007 S$'000	Change %
Statement of Total Return						
Gross rental income	64,968	52,319	24.2	37,837	28,220	34.1
Car park income	3,951	3,710	6.5	3,189	3,080	3.5
Other income	2,276	1,935	17.6	1,683	1,452	15.9
Gross revenue	**71,195**	**57,964**	**22.8**	**42,709**	**32,752**	**30.4**
Property management fees	(1,958)	(1,726)	13.4	(848)	(703)	20.6
Property tax	(9,136)	(4,427)	106.4	(6,088)	(2,281)	166.9
Other property operating expenses[1]	(10,475)	(8,878)	18.0	(6,655)	(5,121)	30.0
Property operating expenses	**(21,569)**	**(15,031)**	**43.5**	**(13,591)**	**(8,105)**	**67.7**
Net property income	**49,626**	**42,933**	**15.6**	**29,118**	**24,647**	**18.1**
Interest income	213	319	(33.2)	190	106	79.2
Investment income	-	-	-	16,323[2]	12,464[3]	31.0
Other income	-	428	(100.0)	-	428	(100.0)
Loss from re-measurement of derivatives[4]	(7,942)	(4,483)	77.2	(7,942)	(4,483)	77.2
Manager's management fees	(3,915)	(3,150)	24.3	(2,126)	(1,590)	33.7
Trust expenses	(284)	(841)	(66.2)	(326)	(550)	(40.7)
Borrowing costs	(13,334)	(11,745)	13.5	(7,741)	(5,921)	30.7
Net income before share of profit of associate	**24,364**	**23,461**	**3.8**	**27,496**	**25,101**	**9.5**
Share of profit of associate (net of tax)	912	-	Nm	-	-	-
Total return for the period before tax	**25,276**	**23,461**	**7.7**	**27,496**	**25,101**	**9.5**
Income tax	-	(32)[6]	(100.0)	-[5]	-[5]	-
Total return for the period after tax	**25,276**	**23,429**	**7.7**	**27,496**	**25,101**	**9.5**
Distribution Statement						
Net income before share of profit of associate	**24,364**	**23,461**	**3.8**	**27,496**	**25,101**	**9.5**
Net tax adjustments[7]	10,480	5,826	79.9	8,362	4,024	107.8
Other adjustments	1,014[8]	(39)[8]	(2,700.0)	-	123[9]	(100.0)
Income available for distribution to unitholders	**35,858**	**29,248**	**22.6**	**35,858**	**29,248**	**22.6**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	1Q 2008 S$'000	**1Q 2007** S$'000	**Change** %	**1Q 2008** S$'000	**1Q 2007** S$'000	**Change** %
Depreciation and amortisation*	140	87	60.9	78	36	116.7
Allowance for doubtful debts and bad debts written off	142	-	Nm	142	-	Nm

* Amortisation refers to the amortisation of tenancy works.

(2) This relates to the income distributions from RCS Trust and QCT.

(3) This relates to the interest income from the investment in junior bonds of Aragorn and the income distribution from RCS Trust.

(4) This relates to the loss from re-measurement of fair values of interest rate swaps.

(5) No income tax provision for the Trust as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(6) The income tax provision is based on the relevant tax rates applicable to the subsidiary Aragorn.

(7) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	**1Q 2008** S$'000	**1Q 2007** S$'000	**Change** %	**1Q 2008** S$'000	**1Q 2007** S$'000	**Change** %
Manager's management fee payable in units	1,809	1,559	16.0	20	-	Nm
Trustee's fees	166	120	38.3	118	76	55.3
Net proceeds from liquidation of subsidiaries	-	(428)	(100.0)	-	(428)	(100.0)
(Gain)/Loss from re-measurement of derivatives	7,942	4,483	77.2	7,942	4,483	77.2
Temporary differences and other tax adjustments	563	92	512.0	282	(107)	(363.6)
Net tax adjustments	10,480	5,826	79.9	8,362	4,024	107.8

(8) This relates to the undistributed profit of the subsidiary CCT MTN and the distributed income received from QCT, the associate.

(9) This relates to the distributed income received from QCT, out of the pre-acquisition income.

Nm – not meaningful

1(b)(i) Balance Sheet as at 31 March 2008 vs 31 December 2007

	Group			Trust		
	Mar 2008 S$'000	Dec 2007 S$'000	Change %	Mar 2008 S$'000	Dec 2007 S$'000	Change %
Non-current assets						
Plant and equipment	1,094	1,094	-	657	596	10.2
Investment properties	5,120,799	5,109,950	0.2	3,559,282	3,558,350	-
Investment in subsidiary[1]	-	-	-	-	-	-
Investment in associate[2]	65,204	64,605	0.9	58,850	58,850	-
Investment in joint venture[3]	-	-	-	796,406	794,692	0.2
Other investment[4]	9,817	7,763	26.5	9,817	7,763	26.5
Other asset[5]	72,645	54,947	32.2	72,645	54,947	32.2
Total non-current assets	**5,269,559**	**5,238,359**	**0.6**	**4,497,657**	**4,475,198**	**0.5**
Current assets						
Trade and other receivables	5,793	4,890	18.5	16,930	10,246	65.2
Cash and cash equivalents[6]	179,203	35,484	405.0	173,523	27,800	524.2
Total current assets	**184,996**	**40,374**	**358.2**	**190,453**	**38,046**	**400.6**
Total assets	**5,454,555**	**5,278,733**	**3.3**	**4,688,110**	**4,513,244**	**3.9**
Current liabilities						
Trade and other payables	43,901	47,481	(7.5)	27,896	25,197	10.7
Derivative liability[7]	18,420	10,478	75.8	18,420	10,478	75.8
Short-term borrowings[8]	116,400	162,100	(28.2)	108,000	162,100	(33.4)
Provision for taxation	666	666	-	666	666	-
Total current liabilities	**179,387**	**220,725**	**(18.7)**	**154,982**	**198,441**	**(21.9)**
Non-current liabilities						
Long-term borrowings[9]	1,347,604	1,097,456	22.8	830,042	580,042	43.1
Other non-current liabilities	23,902	22,930	4.2	12,854	11,843	8.5
Total non-current liabilities	**1,371,506**	**1,120,386**	**22.4**	**842,896**	**591,885**	**42.4**
Total liabilities	**1,550,893**	**1,341,111**	**15.6**	**997,878**	**790,326**	**26.3**
Net assets	**3,903,662**	**3,937,622**	**(0.9)**	**3,690,232**	**3,722,918**	**(0.9)**
Represented by:						
Unitholders' funds	**3,903,662**	**3,937,622**	**(0.9)**	**3,690,232**	**3,722,918**	**(0.9)**

Footnotes

(1) This relates to the 100% investment in CCT MTN of $1.

(2) This relates to the 30% investment in QCT.

(3) This relates to the 60% joint venture interest in RCS Trust.

(4) This relates to the investment in MCDF.

(5) This relates to progress payments for Wilkie Edge.

(6) The higher cash & cash equivalent is due to the proceeds received from issuance of S$150 million 2-year fixed rate notes on 14 Mar 08.

(7) This relates to the fair value of the interest rate swaps.

(8) The decrease is due to the repayment of bridge loans with the proceeds from the issuance of $100 million 3-year fixed rate notes.

(9) The increase is due to the issuance of the $100 million 3-year and S$150 million 2-year fixed rate notes.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group			Trust		
	Mar 2008 S$'000	Dec 2007 S$'000	Change %	Mar 2008 S$'000	Dec 2007 S$'000	Change %
Secured borrowing						
Amount repayable after one year	1,349,642	1,099,642	22.7	830,042	580,042	43.1
Less: Unamortised fees and expenses incurred for debt raising exercise (amortised over the tenor of secured loan)	(2,038)	(2,186)	(6.8)	-	-	-
	1,347,604	1,097,456	22.8	830,042	580,042	43.1
Unsecured borrowing						
Amount repayable in one year or less, or on demand	116,400	162,100	(28.2)	108,000	162,100	(33.4)
	1,464,004	1,259,556	16.2	938,042	742,142	26.4

Details of any collaterals

As security for the secured long term borrowings of S$580.0 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties[1];

(ii) an assignment of the insurance policies relating to the Initial Investment Properties;

(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;

(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;

(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and

(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

Footnote

(1) Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

As security for the secured long term borrowings of S$866.0 million (CCT's 60% interest is S$519.6 million), RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City which comprises Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford, Fairmont Hotel and the Raffles City Convention Centre;
(ii) an assignment of the insurance policies relating to Raffles City;
(iii) an assignment of the agreements relating to the management of Raffles City;
(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City; and
(v) a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

As security for the short term borrowings of S$76.0 million, CCT has granted in favour of the lender the legal assignment of the rental lease agreement of HSBC Building.

1(c)(i) Cash flow statement (1Q 2008 vs 1Q 2007)

	Group	
	1Q 2008 S$'000	1Q 2007 S$'000
Operating activities		
Total return for the period before tax	25,276	23,461
Adjustments for		
Share of profit of Associate	(912)	-
Amortisation of rent incentives	103	155
Borrowing costs	13,334	11,745
Depreciation of plant and equipment	140	87
Allowance for doubtful debts and bad debts written off	142	-
Interest income	(213)	(319)
Loss on re-measurement of financial derivatives	7,942	4,483
Manager's management fees payable in units	1,809	1,559
Net foreign exchange difference	239	1,145
Operating income before working capital changes	**47,860**	**42,316**
Changes in working capital		
Trade and other receivables	(1,143)	(104)
Trade and other payables	(3,654)	(277)
Security deposits	1,499	686
Cash generated from operating activities	**44,562**	**42,621**
Investing activities		
Capital expenditure on investment properties	(10,849)	(3,028)
Distribution received from associate	1,022	123
Interest received	211	293
Investment in MCDF	(2,054)	-
Progress payment for Wilkie Edge	(17,698)	-
Purchase of plant and equipment	(140)	(15)
Cash flows from investing activities	**(29,508)**	**(2,627)**
Financing activities		
Borrowing costs paid	(13,739)	(10,583)
Distribution to unitholders	(61,896)	(37,325)
Issue expenses	-	(284)
Proceeds from/(Repayment of) interest bearing borrowings	204,300	5,000
Cash flows from financing activities	**128,665**	**(43,192)**
Increase/(Decrease) in cash and cash equivalents	**143,719**	**(3,198)**
Cash and cash equivalents at beginning of period	**35,484**	**41,923**
Cash and cash equivalents at end of period	**179,203**	**38,725**

1(d)(i) Statement of changes in unitholders' funds (1Q 2008 vs 1Q 2007)

	Group		Trust	
	1Q 2008 S$'000	1Q 2007 S$'000	1Q 2008 S$'000	1Q 2007 S$'000
Balance as at beginning of period	**3,937,622**	**2,612,414**	**3,722,918**	**2,563,034**
Operations				
Net increase in net assets resulting from operations	25,276	23,429	27,496	25,101
Unitholders' transactions				
Creation of new units:				
- Manager's management fee	1,714	1,513	1,714	1,513
Distribution to unitholders	(61,896)	(37,325)	(61,896)	(37,325)
Net decrease in net assets resulting from unitholders' transactions	**(60,182)**	**(35,812)**	**(60,182)**	**(35,812)**
Movement in translation reserve				
Share of reserves of associates	102	-	-	-
Translation reserve	844	469	-	-
Net increase in net assets resulting from movement in translation reserves	**946**	**469**	**-**	**-**
Total decrease in net assets	**(33,961)**	**(11,914)**	**(32,686)**	**(10,711)**
Balance as at end of period	**3,903,662**	**2,600,500**	**3,690,232**	**2,552,323**

1(e)(i) Details of any change in the units (1Q 2008 vs 1Q 2007)

	Trust	
	1Q 2008 Units	1Q 2007 Units
Balance as at beginning of period	**1,384,692,369**	**1,382,389,511**
Issue of new units: - in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	722,800	612,993
Balance as at end of period	**1,385,415,169**	**1,383,002,504**

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2007.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

Earnings per unit

In computing the EPU, the weighted average number of units for the period/year is used for the computation.

	Group		Trust	
	1Q 2008	**1Q 2007**	**1Q 2008**	**1Q 2007**
Weighted average number of units for the period	1,385,145,112	1,382,757,307	1,385,145,112	1,382,757,307
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	1.82¢	1.69¢	1.99¢	1.82¢
Based on fully diluted basis	1.82¢	1.69¢	1.99¢	1.82¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

Distribution per unit

In computing the DPU, the number of units as at the end of each period is used for the computation. The DPU for the Group and Trust are the same.

	1Q 2008	**1Q 2007**
Number of units in issue as at end of period	1,385,415,169	1,383,002,504
Distribution per unit (DPU)		
Based on the number of units in issue as at end of period	2.59¢	2.11¢

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	Group		Trust	
	31 Mar 2008	**31 Dec 2007**	**31 Mar 2008**	**31 Dec 2007**
NAV per unit	S$2.82	S$2.84	S$2.66	S$2.69
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$2.79	S$2.80	S$2.64	S$2.64

8 Review of the performance

	Group		
	1Q 2008 S$'000	**1Q 2007** S$'000	**4Q 2007** S$'000
Statement of Total Return			
Gross revenue	71,195	57,964	62,028
Property operating expenses	(21,569)	(15,031)	(17,627)
Net property income	49,626	42,933	44,401
Interest income	213	319	318
Other income	-	428	-
Gain/(Loss) from re-measurement of derivatives	(7,942)	(4,483)	1,357
Manager's management fees	(3,915)	(3,150)	(3,744)
Trust expense	(284)	(841)	(2,731)
Borrowing costs	(13,334)	(11,745)	(12,570)
Loss on disposal of subsidiary	-	-	(241)
Net income before share of profit of associate	**24,364**	**23,461**	**26,790**
Share of profit of associate (net of tax)	912	-	7,725
Net income	**25,276**	**23,461**	**34,515**
Net change in fair value of investment properties	-	-	575,617
Total return for the period before income tax	**25,276**	**23,461**	**610,132**
Income tax	-	(32)	447
Total return for the period after income tax	**25,276**	**23,429**	**610,579**

	Group		
	1Q 2008 S$'000	1Q 2007 S$'000	4Q 2007 S$'000
Distribution Statement			
Net income before share of profit of associate	**24,364**	**23,461**	**26,790**
Net tax adjustments	10,480	5,826	1,094
Adjustments	1,014	(39)	4,458
Income available for distribution to unitholders	35,858	29,248	32,342
Distributable income to unitholders	**35,858**	**29,248**	**32,342**
Earnings per unit (cents)	1.82¢	1.69¢	44.10¢
Distribution per unit (cents)	2.59¢	2.11¢	2.33¢

Review of performance 1Q 2008 vs 1Q 2007
Gross revenue of S$71.0 million for 1Q 2008 was higher than 1Q 2007 by S$13.2 million or 22.8%. This was due mainly to higher rental income.

Property operating expenses of S$21.6 million was higher in 1Q 2008 by S$6.5 million or 43.5%. This was due mainly to higher property tax, maintenance cost and marketing fees incurred.

Borrowing costs of S$13.3 million was higher in 1Q 2008 by S$1.6 million or 13.5% due mainly to increase in borrowings from the issuance of S$250.0 million fixed rate notes, additional short term loan drawn for RCT Trust, and higher fixed rate interest due to re-fixing of the S$153.3 million term loan which reverted to floating interest rate on 16 March 07. Since then, interest rate swap contracts had been put in place to fix the interest costs for periods of between 5 and 7 years.
As at 31 March 2008 the average fixed term is 3.1 years at an interest rate of 3.7%.

Review of performance 1Q 2008 vs 4Q 2007
Gross revenue of S$71.0 million for 1Q 2008 was higher than 4Q 2007 by S$9.2 million or 14.8%. This was due mainly to higher rental income.

Property operating expenses of S$21.6 million was higher in 1Q 2008 by S$3.9 million or 22.4%. This was due mainly to higher property tax incurred.

Trust expense of S$0.3 million was substantially lower in 1Q 2008 by S$2.4 million or 89.6% compared with 4Q 2007 due to higher professional fees incurred in 4Q 2007 in relation to the establishment of the S$1 billion Medium Term Notes program, as well as higher unitholders expenses for audit report printing costs.

Borrowing costs of S$13.3 million was higher in 1Q 2008 by S$0.8 million or 6.1% due mainly to increase in borrowings from the issuance of the S$250.0 million fixed rate notes for CCT and also additional short term loan drawn down for RCS Trust.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast)

	1 January 2008 to 31 March 2008		
	Actual S$'000	**Forecast[1]** S$'000	**Change** %
Gross rental income	64,968	61,125	6.3
Car park income	3,951	3,770	4.8
Other income	2,276	1,721	32.2
Gross revenue	**71,195**	**66,616**	**6.9**
Property management fees	(1,958)	(1,803)	8.6
Property tax	(9,136)	(8,007)	14.1
Other property operating expenses	(10,475)	(11,190)	(6.4)
Property operating expenses	**(21,569)**	**(21,000)**	**2.7**
Net property income	**49,626**	**45,616**	**8.8**
Interest income	213	71	200.0
Loss from re-measurement of derivatives	(7,942)	-	Nm
Manager's management fees	(3,915)	(3,522)	11.2
Trust expenses	(284)	(728)	(61.0)
Borrowing costs	(13,334)	(12,600)	5.8
Net income before share of profit of associate	**24,364**	**28,837**	**(15.5)**
Share of profit of associate (net of tax)	912	924	(1.3)
Total return for the period/ year before income tax	**25,276**	**29,761**	**(15.1)**
Distribution Statement			
Net income before share of profit of associate	**24,364**	**28,837**	**(15.5)**
Net tax adjustments	10,480	2,252	365.4
Other adjustments	1,014	924	9.7
Income available for distribution to unitholders	**35,858**	**32,013**	**12.0**
Distribution per unit (in cents)			
For the period	**2.59¢**	**2.31¢**	**12.1**
Annualised	**10.42¢**	**9.29¢**	**12.2**

Footnotes

(1) The forecast is based on management's forecast for the period 1 January 2008 to 31 March 2008. This, together with the forecast for the period 1 April 2008 to 31 December 2008, is the forecast shown in the CCT Circular.

9(ii) Breakdown of total gross revenue (by property)

	1 January 2008 to 31 March 2008		
	Actual S$'000	Forecast[1] S$'000	Change %
Capital Tower	12,178	12,077	0.8
6 Battery Road	16,459	13,738	19.8
HSBC Building	2,184	2,184	-
Starhub Centre	3,347	3,253	2.9
Robinson Point	2,012	1,957	2.8
Bugis Village	2,462	2,315	6.3
Golden Shoe Car Park	2,728	2,534	7.7
Market Street Car Park	1,340	1,488	(9.9)
Sub-Total	**42,710**	**39,546**	**8.0**
60% Interest in Raffles City	28,485	27,070	5.2
Total gross revenue	**71,195**	**66,616**	**6.9**

9(iii) Breakdown of net property income (by property)

	1 January 2008 to 31 March 2008		
	Actual S$'000	Forecast[1] S$'000	Change %
Capital Tower	7,137	6,713	6.3
6 Battery Road	11,826	9,555	23.8
HSBC Building	2,146	2,135	0.5
Starhub Centre	2,054	1,992	3.1
Robinson Point	1,239	1,226	1.1
Bugis Village	1,946	1,756	10.8
Golden Shoe Car Park	1,986	1,786	11.2
Market Street Car Park	784	1,028	(23.7)
Sub-Total	**29,118**	**26,191**	**11.2**
60% Interest in Raffles City	20,508	19,425	5.6
Total net property income	**49,626**	**45,616**	**8.8**

Footnotes

(1) The forecast is based on management's forecast for the period 1 January 2008 to 31 March 2008. This, together with the forecast for the period 1 April 2008 to 31 December 2008, is the forecast shown in the CCT Circular.

Review of the performance for 1Q 2008 actual vs forecast

Gross revenue of S$71.2 million was higher than forecast by S$4.6 million or 6.9% on a portfolio basis. This was due mainly to the contribution from increased rental income.

Net property income of S$49.6 million was higher than forecast by S$4.0 million or 8.8% due to higher revenue and lower maintenance cost. This has been partially offset by higher property tax.

The trust expenses of S$0.3 million was lower than forecast by S$0.4 million or 61.0% due to lower professional fees & unitholders expenses incurred.

The net tax adjustment included the add-back of the loss from measurement of derivatives and the management fees paid in units (for RCS Trust) which were non-tax deductible items.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy has not only averted a technical recession but growth picked up pace in 1Q 2008. Advance estimates by the Ministry of Trade and Industry showed that real GDP rose by 7.2% on a year-on-year basis in 1Q 2008, faster than the 5.4% gain in the previous quarter. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP expanded by 16.9%, after declining by 4.8% in the previous quarter. Despite the unexpected rebound in 1Q 2008, the Monetary Authority of Singapore expects economic growth to ease in the next few quarters as global prospects have worsened over the last few months.

Singapore's office rents continued to rise in 1Q 2008, driven by demand from banks and financial institutions and growth in support business services such as legal and IT firms. International property consultants, Jones Lang LaSalle and CB Richard Ellis ("CBRE"), have reported that Grade A office rents grew more than 8% in 1Q 2008, albeit at a slower rate compared to the preceding quarter . According to CBRE, prime office rents averaged S$16.00 psf per month while Grade A office rents averaged S$18.65 psf per month in 1Q 2008, reflecting respective increases of 6.7% and 8.7% from the preceding quarter. Rising rents as well as shortage of space within the CBD has led to some tenants relocating to refurbished state offices, business parks and the fringe areas.

The US sub-prime mortgage crisis has continued to affect credit and financial markets in the first quarter of the year with financial institutions making further write-downs to their exposures. Liquidity remains tight and credit spread has widened further, but base interest rates (namely, swap rates) have also trended down. Lenders are cautious but are still keen on lending to corporates with good credit standing and strong balance sheets. CCT has issued two tranches of MTNs during the first quarter, $100m in Jan 08 for 3 years at 3.15% per annum and $150m in Mar 08 for 2 years at 3.05% per annum, lower than its average cost of fund of 3.9% per annum prior to the issues.

Outlook for 2008

Notwithstanding the uncertainty of the effect of the US sub-prime mortgage market, the manager of CCT expects to perform better than the forecast distribution of 10.04 cents per unit for the financial year 1 January 2008 to 31 December 2008. This is due to the positive rent reversions anticipated for the leases in CCT's portfolio that are expiring in 2008 given Singapore's tight office supply and the manager's ability to lock in relatively lower interest costs. The forecast distribution was made in the CCT Circular dated 5 November 2007 for the acquisition of Wilkie Edge.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? No

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods? No

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets as at 31 March 2008 and the results of business, statement of total return & distribution statement, cash flow statement and statement of changes in unitholders' funds for the three months ended on that date, together with their accompanying notes, to be false or misleading in any material respect.

On behalf of the Board
CapitaCommercial Trust Management Limited

Lynette Leong
Chief Executive Officer/Director

Wen Khai Meng
Non-Executive Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Any discrepancies in the tables included in this announcement between the listed amounts and total thereof are due to rounding.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
25 April 2008

CapitaCommercial Trust


Raffles City
Bugis Village

1Q 2008 Financial Results

25 April 2008

CapitaCommercial Trust

82 - 4507

Important Notice

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited, as manager of CCT (the "CCT Manager") is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

CapitaCommercial Trust

82 - 4507

1Q 2008
Financial Results

CapitaCommercial Trust

1Q 2008 – DPU Up by 22.7% Q-on-Q

	Actual		
	1Q 08 S$'000	1Q 07 S$'000	Change %
Gross Revenue	71,195	57,964	22.8
Net Property Income	49,626	42,933	15.6
Distributable Income	35,858	29,248	22.6
Distribution Per Unit	**2.59¢**	**2.11¢**	**22.7**
Annualised DPU	10.42¢	8.56¢	21.7
Distribution Yield	4.69% [1]	3.08% [2]	52.3

Notes:
1. Based on CCT unit closing price of S$2.22 as at 31 March 2008
2. Based on CCT unit closing price of S$2.78 as at 30 March 2007

CapitaCommercial Trust

82 - 4507

82 - 4507

1Q 2008 – Surpasses Forecast by 12.1%

	1 Jan 2008 to 31 Mar 2008		
	Actual S$'000	Forecast[1] S$'000	Change %
Gross Revenue	71,195	66,616	6.9
Net Property Income	49,626	45,616	8.8
Distributable Income	35,858	32,013	12.0
Distribution Per Unit	**2.59¢**	**2.31¢**	**12.1**
Annualised DPU	10.42¢	9.29¢	12.2
Distribution Yield[2]	4.69%	4.18%	12.2

Notes:
1. The forecast is based on management's forecast for the period 1 January 2008 to 31 March 2008. This, together with the forecast for the period 1 April 2008 to 31 December 2008, is the forecast shown in the CCT Circular to unitholders dated 5 November 2007 for the acquisition of Wilkie Edge
2. Based on CCT unit closing price of S$2.22 as at 31 March 2008

CapitaCommercial Trust

Constantly Delivering Higher DPU



DPU (cents)
11.00
10.00
9.00
8.00
7.00
6.00
5.00
5.68
6.32
6.31
6.81
7.8%
7.02
7.33
7.6%
8.55
8.70
18.7%
9.29
10.42
19.8%
10.04
15 May to 31 Dec 2004 (annualised)
1 Jan to 31 Dec 2005
1 Jan to 31 Dec 2006
1 Jan to 31 Dec 2007
1 Jan to 31 Mar 2008 (annualised)
FY 2008 Forecast
forecast1
actual

Note:

1. The forecast for the respective financial periods/years are found in the following:
   - Introductory Document dated 16 March 2004
   - Offer Information Statement dated 21 April 2005 in relation to the acquisition of HSBC Building
   - Circular dated 15 August 2006 for the equity fund raising fund of Raffles City
   - Unitholder Circular dated 5 November 2007 for the proposed acquisition of Wilkie Edge (for forecast in 2007 and first quarter of 2008 as well as FY 2008 forecast)

CapitaCommercial Trust

Total Assets at S$5.5B, Adj. NAV at S$2.79

	31 Mar 08 S$'000	31 Dec 07 S$'000
Non-current assets	5,269,559	5,238,359
Current assets[1]	184,996	40,374
Total assets	**5,454,555**	**5,278,733**
Current liabilities[2]	179,387	220,725
Non-current liabilities[3]	1,371,506	1,120,386
Net assets	**3,903,662**	**3,937,622**
Unitholders' funds	**3,903,662**	**3,937,622**
NAV	**2.82**	**2.84**
Adjusted NAV[4]	**2.79**	**2.80**

Notes:
1. The increase is due to cash proceeds from the S$150m 2-year MTN issued in March 2008
2. The decrease is mainly due to repayment of bridge loans with the proceeds from the S$100m 3-year MTN issued in January 2008
3. The increase is due to the issuance of S$100m 2-year MTN in January 2008 and S$150m 3-year MTN in March 2008
4. Assuming the distribution income has been paid out to the unitholders

CapitaCommercial Trust

82 - 4507

Strong Financial Ratios

	As at 31 Mar 08	As at 31 Dec 07
Total debt (S$'mil)	1,466.0	1,261.7
Gearing ratio	26.9%	23.9%
Interest service coverage ratio[1]	3.6 times	3.3 times
Average cost of debt	3.7%	3.9%
Average fixed rate term to expiry	3.1 years	3.3 years
Corporate Rating (Moody's)	"A3"	"A3"

Note:
1. Ratio of net investment income before interest and tax of CCT Trust and RCS Trust (60%) over interest expenses of CCT Trust and RCS Trust (60%)

CapitaCommercial Trust

Debt Maturity Profile & Interest Rate Exposure


S$mil
7%
108
40%
580
10%
150
43%
8
520
100
2008
2009
2010
2011
RCS - Short term loan
RCS - CMBS
CCT - CMBS
CCT MTN
CCT - Short term loan

Debt Maturity Profile

Well spread out maturity


91%
79%
69%
25%
25%
2008
2009
2010
2011
2012

Interest Rate Exposure

Between 91% to 69% fixed up to Jan 2011

CapitaCommercial Trust

Growth Opportunities within Portfolio

CapitaCommercial Trust

82 - 4507

Strong Occupancy Rates Across Portfolio

Committed Occupancy as at 31 Mar 2008

Property	31 Dec 2007 (%)	31 Mar 2008 (%)
Capital Tower	100.0	100.0
6 Battery Road	99.9	99.9
Starhub Centre	99.0	99.0
Robinson Point	100.0	98.5
Bugis Village	99.1	98.5
Golden Shoe Car Park	96.4 [1]	97.0
Market Street Car Park	95.4	92.2
HSBC Building	100.0	100.0
Raffles City	99.3	98.9
- Raffles City Tower	98.7	97.8
- Raffles City Shopping Centre	100.0	100.0
Portfolio Committed Occupancy	**99.6**	**99.3**
Market Occupancy (URA Index)	**92.7**	- [2]

Notes:
1. Due to reconfiguration of the petrol kiosk to a F&B space
2. URA has yet to release the island-wide office space occupancy rate for 31 Mar 2008

CapitaCommercial Trust

Significantly Higher Rent Reversions

Renewals and New Leases Committed[1] (1 Jan to 31 Mar 2008)



250%
200%
150%
100%
50%
0%
39.2%
195.1%
31.0%
158.8%
Office Rentals Committed
Retail Rentals Committed
Forecast Rents[2]
Preceding Rents

Committed Leases as a % of Portfolio NLA	
Renewals	4.8%
New Leases	0.5%

Notes:
1. Including leases commencing in 2008
2. The forecast is based on the management's forecast in the Circular dated 5 November 2007 for the acquisition of Wilkie Edge

CapitaCommercial Trust

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Continued Uptrend in Rental Rates

(S$ psf pm)	Highest Rental Rates Committed [1]		Estimated Average Micro-Market Rent [2]	
	4Q 2007	1Q 2008	4Q 2007	1Q 2008
Capital Tower	7.04 [3]	- [4]	10.30	10.90
6 Battery Road	18.50	20.50	16.30	17.20
Raffles City Tower	15.90	16.50	10.60	10.90
Robinson Point	11.00	11.60	10.30	10.90

Notes:
1. Includes forward renewals
2. Estimated average micro-market rent as at 29 Feb 2008. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space
3. The lease was subject to rental cap
4. No units available for lease for the period 1 Jan to 31 Mar 2008

CapitaCommercial Trust

Healthy Office Absorption Expected

Singapore private office space (Central Area) – demand and supply



Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase ('93 - '97) =2.1 mil sq ft
Post-Asian financial crisis and SARs - weak demand & undersupply
Remaking of Singapore as global city
Ave annual supply =1.7 mil sq ft
Projected annual demand = 1.6 mil sq ft
4.0
2.0
0.0
-2.0
Office Space (mil sq ft)
Ave annual supply = 1.8 mil sq ft
Ave annual demand = 1.6 mil sq ft
1.0
1.4
2.7
3.8
1.1
supply forecast & projected take-up
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (Jan 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaCommercial Trust

Firm Lease Commitments for MBFC 3 years ahead of bldg completion

Key Financial Institutions in Marina Bay Financial Centre

Company	NFA (sqft)	Phase	Comments
Standard Chartered	508,298	1	85% or 24 floors in Tower 1
Natixis	65,000	1	3 floors in Tower 1
Wellington Inv Mgt	21,000	1	1 floor in Tower 1
Amex	50,000	1	2 floors in Tower 2
Barclays	100,000	1	4 floors in Tower 2
Pictet	25,000	1	Occupy Tower 2
Icap	35,000	1	Occupy Tower 2
Phase 1	**804,298 (50% of MBFC Phase 1 NFA)**		
DBS	700,000	2	22 floors in Tower 3
Phase 2	**700,000 (54% of MBFC Phase 2 NFA)**		
TOTAL	**1,504,298**		

Sources: MBFC; BNP Paribas estimates

CapitaCommercial Trust

Prime Office Rent Surpasses 1996 Market Peak - S$9.90; Exceeded 1990 Market Peak - S$11.50

	1Q 2008	Vs 1Q 2007	Vs 4Q 2007
Prime	$16.00 psf pm	Up 86.0%	Up 6.7%
Grade A	$18.65 psf pm	Up 75.9%	Up 8.7%


Average Prime Office Rents (Singapore Market)
Rent $ psf per month
$17.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$7.81
$15.00
$16.00
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
1Q 2008

Average Grade A office rent in 1Q 2008 has exceeded CBRE's forecast of S$18.50 by end-2008 (in CBRE MarketView 4Q 2007)

Source: CBRE MarketView (1Q 2008)

CapitaCommercial Trust

Office Lease Expiries Offer Rent Upside

Leases up for Renewal (By Gross Rental Income) as at 31 Mar 2008


29.4% in 2008/2009
11.9%
17.5%
26.3%
11.2%[1]
33.1%
2008
2009
2010
2011
2012 and Beyond

Note:
1. Excludes a lease expiring beyond 2012 (representing 15.5% of the office gross rental income) which is subject to a rent review in 2011

CapitaCommercial Trust

02 - 4507

Upside Potential with Current Average Rent

Average Gross Rental Rate of Expiring Leases[1] vs. Micro-Market Rent[2]

Capital Tower


Micro-Market Rent: S$10.90
80%
60%
40%
20%
0%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.44
$4.72
$5.55
4%
8%
44%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

6 Battery Road


Micro-Market Rent: S$17.20
60%
40%
20%
0%
$20.00
$16.00
$12.00
$8.00
$4.00
$-
$5.78
$7.63
$10.86
10%
16%
15%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Robinson Point


Micro-Market Rent: S$10.90
100%
80%
60%
40%
20%
0%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.02
$4.71
$6.43
50%
8%
41%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Raffles City Tower


Micro-Market Rent: S$10.90
100%
80%
60%
40%
20%
0%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
5.31
5.69
8.88
6%
51%
36%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Notes:
1. Lease expiry by gross rental income as at 31 Mar 2008
2. Estimated average micro-market rent for the month of Feb 08. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space

CapitaCommercial Trust

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Balanced Lease Expiry

Leases up for Renewal (By Gross Rental Income) as at 31 Mar 2008



7.2%
2.5%
10.7%
7.9%
16.0%
9.7%
6.8%[1]
2.4%
20.2%
0.4%
16.2%
2008
2009
2010
2011
2012 and Beyond
Office
Retail[2]
Hotels and Convention Centre[3]

Notes:
1. Excludes a lease expiring beyond 2012 (representing 9.5% of the total gross rental income) which is subject to a rent review in 2011
2. Excludes turnover rent
3. The hotels and convention centre master lease at Raffles City is on a 20-year lease commencing from 7 November 1996

CapitaCommercial Trust

83% NPI[1] Contribution from Grade A Office Assets and Raffles City


Robinson Point
2.5%
Market Street Car Park
1.6%
Bugis Village
3.9%
Golden Shoe Car Park
4.0%
Starhub Centre
4.2%
HSBC Building
4.3%
Capital Tower
14.4%
6 Battery Road
23.8%
Raffles City [2]
41.3%

Notes:
1. Based on net property income for the first quarter ended 31 Mar 2008
2. Represents CCT's interest of 60.0% in Raffles City

CapitaCommercial Trust

82 - 4507

Diverse Office Trade Mix[1]



Legal
2.6%
Education
2.3%
Telecommunications
2.8%
Ancillary Food & Beverage
1.2%
Business Management/Consultancy Services/Business Activities
3.1%
Car Park Income
4.9%
Real Estate & Property Services
5.5%
IT Services & Consultancy/Internet Trading
5.7%
Banking, Insurance & Financial Services
50.8%
Others
8.9%
Government & Government Linked Office
12.2%

Note:
1. Based on monthly gross rental income as at 31 Mar 2008 for the office component including car park income from Golden Shoe Car Park and Market Street Car Park for the month ended 31 Mar 2008

CapitaCommercial Trust

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Summary

- 1Q 2008 DPU increases by 22.7% from 1Q 2007
  - Driven by higher rental income from high quality buildings and proactive capital management
- Well positioned to benefit from rental growth within current portfolio
  - About 30% of office leases up for renewal over 2008 and 2009 (by gross rental income)
  - Upside potential with current average office rent at the properties
  - Continuing keen demand for space in 1Q 2008

Summary (cont'd)

- Strong financial ratios with low gearing of 26.9% and average cost of debt of 3.7%
- Option to purchase 1 George Street for S$1.165 billion with yield protection of 4.25% p.a. of purchase price till 2013, subject to unitholders' approval
- 1 George Street will enhance quality of CCT portfolio and tenant mix

CapitaCommercial Trust

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Additional Information

CapitaCommercial Trust

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Focus on Office/Commercial Assets

CCT's focus is owning and investing in real estate and real estate-related assets, which are income-producing and used, or predominantly used, for commercial purposes

Major usage mix for CCT properties
By Monthly Gross Rental Income (for the month of Mar 2008)



Office
61.3%
Hotels &
Convention
Centre
16.0%
Retail [1]
22.7%

Note:
1. Excludes turnover rent

CapitaCommercial Trust

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Top 10 Tenants[1] – Portfolio

Tenants	Lease Expiry Dates	% of Gross Rental Income
Standard Chartered Bank	Oct 2009, Dec 2009, Feb 2010, Oct 2010, Jan 2011, Jan 2020	15.2%
RC Hotels (Pte) Ltd	Jul 2008, Jul 2010, Jun 2010, Dec 2010, Nov 2016	12.1%
Government of Singapore Investment Corporation Private Limited	Jan 2015	6.4%
JPMorgan Chase Bank, N.A.	Dec 2010	3.8%
The Hongkong and Shanghai Banking Corporation Limited	Apr 2012	3.4%
Robinson & Company (Singapore) Private Limited	Mar 2010	2.6%
CapitaLand Group	Jun 2008, Jul 2009, Jan 2010	1.9%
Nomura Singapore Limited	May 2008, Nov 2011	1.9%
Cisco System (USA) Pte. Ltd.	Feb 2010	1.9%
Economic Development Board	Jun 2009	1.6%
Top 10 Tenants		**50.8%**
Other Tenants		**49.2%**
TOTAL		**100.0%**

Note:
1. Based on gross rental income (excluding turnover rent) for the month of Mar 2008

CapitaCommercial Trust

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Gross Revenue - By Asset

Actual vs Forecast

	1 Jan 08 to 31 Mar 08		
	Actual S$'000	Forecast [1] S$'000	Change %
Capital Tower	12,178	12,077	0.8
6 Battery Road	16,459	13,738	19.8
HSBC Building	2,184	2,184	-
Starhub Centre	3,347	3,253	2.9
Robinson Point	2,012	1,957	2.8
Bugis Village	2,462	2,315	6.3
Golden Shoe Car Park	2,728	2,534	7.7
Market Street Car Park	1,340	1,488	(9.9)
Sub-Total	42,710	39,546	8.0
60% Interest in RCS	28,485	27,070	5.2
Gross Revenue	71,195	66,616	6.9

Note:
1. The forecast is based on management's forecast for the period 1 January 2008 to 31 March 2008. This, together with the forecast for the period 1 April 2008 to 31 December 2008, is the forecast shown in the CCT Circular to unitholders dated 5 November 2007 for the acquisition of Wilkie Edge

CapitaCommercial Trust

Net Property Income - By Asset

Actual vs Forecast

	1 Jan 08 to 31 Mar 08		
	Actual S$'000	Forecast [1] S$'000	Change %
Capital Tower	7,137	6,713	6.3
6 Battery Road	11,826	9,555	23.8
HSBC Building	2,146	2,135	0.5
Starhub Centre	2,054	1,992	3.1
Robinson Point	1,239	1,226	1.1
Bugis Village	1,946	1,756	10.8
Golden Shoe Car Park	1,986	1,786	11.2
Market Street Car Park	784	1,028	(23.7)
Sub-Total	29,118	26,191	11.2
60% Interest in RCS	20,508	19,425	5.6
Net Property Income	49,626	45,616	8.8

Note:

1. The forecast is based on management's forecast for the period 1 January 2008 to 31 March 2008. This, together with the forecast for the period 1 April 2008 to 31 December 2008, is the forecast shown in the CCT Circular to unitholders dated 5 November 2007 for the acquisition of Wilkie Edge

CapitaCommercial Trust

82 - 4507

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

For enquiries, please contact:

Ms Ho Mei Peng
Head, Investor Relations & Communications
Direct: (65) 6826 5586
Email: ho.meipeng@capitaland.com

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Apr-2008 07:40:35
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Presentation Slides - Raffles City Singapore 1Q 2008 Financial Results and Asset Enhancement Update"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.RCS.Presentation.25Apr08.pdf Total size = **671K** (2048K size limit recommended)

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Raffles City Singapore

25 April 2008

CapitaCommercial Trust

CapitaMall Trust

Performance of RCS Trust – 1Q 2008

	1 Jan 2008 to 31 Mar 2008			
	CCT's 60% Interest			RCS Trust
	Actual S$'000	Forecast [1] S$'000	Change %	Actual S$'000
Gross Revenue	**28,485**	**27,070**	**5.2**	**47,475**
- Office	4,378	4,252	3.0	7,297
- Retail	12,071	11,698	3.2	20,118
- Hotel	10,987	10,453	5.1	18,312
- Others	1,049	667	57.3	1,748
Net Property Income	**20,508**	**19,425**	**5.6**	**34,180**

Note:

1. The forecast is based on management's forecast for the period 1 January 2008 to 31 March 2008. This, together with the forecast for the period 1 April 2008 to 31 December 2008, is the forecast shown in the CCT Circular to unit holders dated 5 November 2007 for the acquisition of Wilkie Edge.

CapitaCommercial Trust

CapitaMall Trust

Occupancy and Renewals/New Leases

Renewals and New Leases Committed from 1 Jan 2008 to 31 Mar 2008

	Renewed/New Leases as at 31 Mar 2008 (% of portfolio)	Increase in Rental vs		Committed Occupancy as at 31 Mar 2008
		Forecast [1] Rent	Preceding Rent	
Raffles City Tower	1,607 sq m (4.5%)	39.7%	172.8%	97.8%
Raffles City Shopping Centre	1,219 sq m (3.3%)	5.2%	11.5%	100.0%
Weighted Average	2,825 sq m (3.9%)	16.9%	46.6%	98.9%

Note:
1. Based on management's forecast as shown in the joint announcement of CCT and CMT on 9 November 2007

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Lease Expiry Profile – Raffles City Tower

Leases up for Renewal as a % of Gross Rental Income as at 31 Mar 2008


51.2%
36.5%
6.3%
6.0%
0.0%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry by (Gross Rental Income)	1.8 Years

Lease Expiry Profile – RC Shopping Centre

Leases up for Renewal as a % of Gross Rental Income[1] as at 31 Mar 2008


10.5%
27.1%
48.1%
11.8%
2.5%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry by (Gross Rental Income)	**2.0 Years**

Note:
1. Excludes turnover rent

Top 10 Tenants[1]
– Raffles City Tower

Tenant	Lease Expiry Dates	% of Gross Rental Income
Economic Development Board	Jun 2009	22.6%
Accenture Pte Ltd	Aug 2010	12.2%
Phillip Securities Pte Ltd	Dec 2009	10.5%
AAPC Hotels Management Pte. Ltd.	Oct 2010	3.9%
Raffles International Limited	Jun 2010	3.7%
Chinaoil (Singapore) Int'l Pte Ltd	Jul 2010	3.6%
Total Trading Asia Pte. Ltd.	Dec 2009	3.1%
Orix Investment & Management Private Limited	Feb 2011	2.9%
LVMH Watch & Jewellery Singapore Pte Ltd	Jun 2010	2.4%
Dentsu Asia Pte Ltd	Jan 2009	1.9%
Top 10 Tenants		**66.8%**
Other Tenants		33.2%
Total		**100.0%**

Note:
1. Based on gross rental income for the month of Mar 2008

Top 10 Tenants[1] – RC Shopping Centre

Tenant	Lease Expiry Dates	% of Gross Rental Income
Robinson & Company (Singapore) Private Limited	Mar 2010	14.3%
Wing Tai Retail Pte. Ltd.	May 2009, Jul 2009, Aug 2010, Dec 2010	3.6%
Jay Gee Enterprises (Pte) Ltd	Dec 2008, Sep 2010, Oct 2010, Dec 2010	2.9%
Ossia International Limited	Oct 2010	2.8%
Cold Storage Singapore (1983) Pte Ltd	Nov 2008	2.5%
Esprit Retail Pte Ltd	May 2013	2.5%
DBS Bank Ltd.	July 2010, Oct 2010	2.0%
Food Junction Management Pte Ltd	Nov 2008	2.0%
The Looking Glass Pte. Limited	May 2010	2.0%
ThaiExpress Concepts Pte. Ltd.	Apr 2009	1.9%
Top 10 Tenants		**36.5%**
Other Tenants		63.5%
Total		**100.0%**

Note:
1. Based on gross rental income (excluding turnover rent) for the month of Mar 2008

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Trade Mix
– Raffles City Tower

Tenant Business Sector Analysis by Gross Rental Income as at 31 Mar 2008


Government and Government Linked Office
25.3%
Banking, Insurance & Financial Services
28.7%
Telecoms
0.3%
Business Management/ Consultancy Services/ Business Activities
1.2%
Real Estate & Property Services
8.7%
IT Services & Consultancy/ Internet Trading
12.7%
Others
23.1%

CapitaCommercial Trust

CapitaMall Trust

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Trade Mix
– RC Shopping Centre

Tenant Business Sector Analysis by Gross Rental Income as at 31 Mar 2008


Fashion
43.1%
Food & Beverage/ Food Court
21.8%
Department Store
14.3%
Educational/ Services
9.6%
Books/ Gifts & Specialty/ Hobbies/ Toys
5.2%
Supermarkets
2.5%
Leisure and Entertainment/ Sports & Fitness
2.1%
Home Furnishings
0.8%
Electronics
0.6%

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Asset Enhancement Updates

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Raffles City Singapore

Completion of Phase 1 AEI – Level 1


SPRINGFIELD


BALLY
TOPMAN


DOCKERS
SAN FRANCISCO



CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Raffles City Singapore

Completion of Phase 1 AEI – Basement 1





teahouse





Raffles City Singapore

Completion of Phase 1 AEI – Basement 1


ThaiExpress




しょくどう



CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Raffles City Singapore
Value Creation of Phase 1 AEI

Capital Expenditure	Start Date	Completion Date
S$75.4 million	2nd Quarter 2007	4th Quarter 2007

	Old	New
Incremental Gross Revenue (net of rental loss from car park income)	S$10.1 million	S$10.1 million
Incremental Net Property Income	S$7.6 million	S$7.6 million
Capital Expenditure	S$62.4 million	S$75.4 million
Return on Investment	12.2%	10.1%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$138.3 million	S$138.3 million
Increased in Value (net of investment cost)	S$75.9 million	S$62.9 million

Raffles City Singapore

Phase 2 AEI – Outdoor Dining

Additional 3,574 sq ft of NLA to be created


New F&B and Outdoor Restaurant Area (ORA) fronting Bras Basah Road (2,982 sq ft)
Extension of existing ORA at MRT entrance (592 sq ft)
Robinsons

CapitaCommercial Trust

CapitaMall Trust

Raffles City Singapore
Phase 2 AEI – Outdoor Dining

Artist's impression of new restaurant fronting Bras Basah Road



82 - 4507

Raffles City Singapore
Value Creation of Phase 2 AEI

Capital Expenditure	Start Date	Completion Date
S$7.54 million	2nd Quarter 2008	4th Quarter 2008

Incremental Gross Revenue	S$0.97 million
Incremental Net Property Income	S$0.75 million
Capital Expenditure	S$7.54 million
Return on Investment	10.0%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$13.64 million
Increased in Value (net of investment cost)	S$6.10 million

CapitaCommercial Trust

CapitaMall Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

For enquiries, please contact:
Ms Ho Mei Peng
Head, Investor Relations & Communications
Direct: (65) 6826 5586
Email: ho.meipeng@capitaland.com

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Apr-2008 07:46:42
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Presentation Slides - First Quarter 2008 Financial Results - Raffles City Singapore Updates"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.RCS.Presentation.25Apr08.pdf Total size = **598K** (2048K size limit recommended)

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RECEIVED
2008 MAY -7 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Raffles City Singapore

25 April 2008

CapitaCommercial Trust

CapitaMall Trust

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Performance of RCS Trust – 1Q 2008

	1 January 2008 to 31 March 2008			
	CMT's 40% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**18,990**	**18,046**	**5.2**	**47,475**
- Retail	8,047	7,798	3.2	20,118
- Office	2,919	2,835	3.0	7,297
- Hotel	7,325	6,969	5.1	18,312
- Others	699	444	57.3	1,748
Net Property Income	**13,672**	**12,950**	**5.6**	**34,180**

Note:
1. Based on management's forecast as shown in the joint announcement of CCT and CMT on 9 November 2007.

CapitaCommercial Trust

CapitaMall Trust

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Occupancy and Renewals/New Leases

Renewals and New Leases Committed from 1 Jan 2008 to 31 Mar 2008

	Renewed/New Leases as at 31 Mar 2008 (% of portfolio)	Increase in Rental vs		Committed Occupancy as at 31 Mar 2008
		Forecast [1] Rent	Preceding Rent	
Raffles City Tower	1,607 sq m (4.5%)	39.7%	172.8%	97.8%
Raffles City Shopping Centre	1,219 sq m (3.3%)	5.2%	11.5%	100.0%
Weighted Average	2,825 sq m (3.9%)	16.9%	46.6%	98.9%

Note:
1. Based on management's forecast as shown in the joint announcement of CCT and CMT on 9 November 2007

Lease Expiry Profile – Raffles City Tower

Leases up for Renewal as a % of Gross Rental Income as at 31 Mar 2008


6.3%
51.2%
36.5%
6.0%
0.0%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry (by Gross Rental Income)	**1.8 Years**

CapitaCommercial Trust

CapitaMall Trust

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Lease Expiry Profile – RC Shopping Centre

Leases up for Renewal as a % of Gross Rental Income[1] as at 31 Mar 2008


10.5%
27.1%
48.1%
11.8%
2.5%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry (by Gross Rental Income)	**2.0 Years**

CapitaCommercial Trust

Note:
1. Excludes turnover rent

CapitaMall Trust

Top 10 Tenants[1] – Raffles City Tower

Tenant	Lease Expiry Dates	% of Gross Rental Income
Economic Development Board	Jun 2009	22.6%
Accenture Pte Ltd	Aug 2010	12.2%
Phillip Securities Pte Ltd	Dec 2009	10.5%
AAPC Hotels Management Pte. Ltd.	Oct 2010	3.9%
Raffles International Limited	Jun 2010	3.7%
Chinaoil (Singapore) Int'l Pte Ltd	Jul 2010	3.6%
Total Trading Asia Pte. Ltd.	Dec 2009	3.1%
Orix Investment & Management Private Limited	Feb 2011	2.9%
LVMH Watch & Jewellery Singapore Pte Ltd	Jun 2010	2.4%
Dentsu Asia Pte Ltd	Jan 2009	1.9%
Top 10 Tenants		**66.8%**
Other Tenants		33.2%
Total		**100.0%**

Note:
1. Based on gross rental income for the month of Mar 2008

Top 10 Tenants[1] – RC Shopping Centre

Tenant	Lease Expiry Dates	% of Gross Rental Income
Robinson & Company (Singapore) Private Limited	Mar 2010	14.3%
Wing Tai Retail Pte. Ltd.	May 2009, Jul 2009, Aug 2010, Dec 2010	3.6%
Jay Gee Enterprises (Pte) Ltd	Dec 2008, Sep 2010, Oct 2010, Dec 2010	2.9%
Ossia International Limited	Oct 2010	2.8%
Cold Storage Singapore (1983) Pte Ltd	Nov 2008	2.5%
Esprit Retail Pte Ltd	May 2013	2.5%
DBS Bank Ltd.	July 2010, Oct 2010	2.0%
Food Junction Management Pte Ltd	Nov 2008	2.0%
The Looking Glass Pte. Limited	May 2010	2.0%
ThaiExpress Concepts Pte. Ltd.	Apr 2009	1.9%
Top 10 Tenants		**36.5%**
Other Tenants		63.5%
Total		**100.0%**

Note:
1. Based on gross rental income (excluding turnover rent) for the month of Mar 2008

CapitaCommercial Trust

CapitaMall Trust

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Trade Mix
– Raffles City Tower

Tenant Business Sector Analysis by Gross Rental Income as at 31 Mar 2008



Government and Government Linked Office
25.3%
Banking, Insurance & Financial Services
28.7%
Telecoms
0.3%
Business Management/ Consultancy Services/ Business Activities
1.2%
Real Estate & Property Services
8.7%
IT Services & Consultancy/ Internet Trading
12.7%
Others
23.1%

Trade Mix
– RC Shopping Centre

Tenant Business Sector Analysis by Gross Rental Income as at 31 Mar 2008



Fashion
43.1%
Food & Beverage/
Food Court
21.8%
Department Store
14.3%
Educational/
Services
9.6%
Books/ Gifts &
Specialty/ Hobbies/
Toys
5.2%
Supermarkets
2.5%
Leisure and
Entertainment/
Sports & Fitness
2.1%
Home Furnishings
0.8%
Electronics
0.6%

Asset Enhancement Updates

Raffles City Singapore

Completion of Phase 1 AEI – Level 1


SPRINGFIELD

BALLY
TOPMAN

DOCKERS
SAN FRANCISCO


CapitaCommercial Trust

CapitaMall Trust

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Raffles City Singapore

Completion of Phase 1 AEI – Basement 1




teahouse


J.CO



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Raffles City Singapore

Completion of Phase 1 AEI – Basement 1


ThaiExpress




しょくどう



CapitaCommercial Trust

CapitaMall Trust

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Raffles City Singapore
Value Creation of Phase 1 AEI

Capital Expenditure	Start Date	Completion Date
S$75.4 million	2nd Quarter 2007	4th Quarter 2007

	Old	New
Incremental Gross Revenue (net of rental loss from car park income)	S$10.1 million	S$10.1 million
Incremental Net Property Income	S$7.6 million	S$7.6 million
Capital Expenditure	S$62.4 million	S$75.4 million
Return on Investment	12.2%	10.1%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$138.3 million	S$138.3 million
Increased in Value (net of investment cost)	S$75.9 million	S$62.9 million

CapitaCommercial Trust

CapitaMall Trust

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Raffles City Singapore
Phase 2 AEI – Outdoor Dining

Additional 3,574 sq ft of NLA to be created



New F&B and Outdoor Restaurant Area (ORA) fronting Bras Basah Road (2,982 sq ft)
Extension of existing ORA at MRT entrance (592 sq ft)

CapitaCommercial Trust

CapitaMall Trust

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Raffles City Singapore
Phase 2 AEI – Outdoor Dining

Artist's impression of new restaurant fronting Bras Basah Road



CapitaCommercial Trust

CapitaMall Trust

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Raffles City Singapore
Value Creation of Phase 2 AEI

Capital Expenditure	Start Date	Completion Date
S$7.54 million	2nd Quarter 2008	4th Quarter 2008

Incremental Gross Revenue	S$0.97 million
Incremental Net Property Income	S$0.75 million
Capital Expenditure	S$7.54 million
Return on Investment	10.0%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$13.64 million
Increased in Value (net of investment cost)	S$6.10 million

CapitaCommercial Trust

CapitaMall Trust

Contact Information

CapitaMall Trust

For enquiries, please contact:
TONG Ka-Pin (Ms)
Investor Relations & Corporate Communications
Tel : (65) 6536 1188
Fax : (65) 6536 3884
Email: tong.ka-pin@capitaland.com
http://www.capitamall.com

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CapitaLand

For Immediate Release
25 April 2008

NEWS RELEASE

CapitaLand and Eurasia Logistics no longer pursuing transaction

Singapore, 25 April 2008 **–** This announcement is made with reference to CapitaLand's news release dated 23 November 2007 in which the company announced that it had completed its due diligence in the properties of Eurasia Logistics and proposed to take up an initial 10% stake in the completed and stabilised assets of Eurasia Logistics subject to various conditions.

CapitaLand hereby wishes to announce that given the current challenging market conditions which do not support a mutually beneficial deal structure, both CapitaLand and Eurasia Logistics have amicably decided not to pursue this transaction.

Issued by: **CapitaLand Limited (Co. Regn: 198900036N)**
Date: **25 April 2008**

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email: harold.woo@capitaland.com

Media Contact
Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Apr-2008 08:28:28
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Convertible Bonds due 2013 - SGX-ST approval in-principle"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.CB.Annc.28Apr08.pdf Total size = **27K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2013
SGX-ST APPROVAL IN-PRINCIPLE

---

1. Further to the earlier announcements dated 1 April 2008 and 2 April 2008 on the proposed issue (the "**Issue**") by CapitaCommercial Trust ("**CCT**" or the "**Issuer**"), acting through HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT (the "**Trustee**"), of up to S$370 million 2 per cent. convertible bonds due 2013 (the "**Convertible Bonds**") convertible into new units of CCT ("**Units**"), CapitaCommercial Trust Management Limited, as manager of CCT (the "**Manager**"), is pleased to announce that the Singapore Exchange Securities Trading Limited ("**SGX-ST**") has on 25 April 2008 granted the in-principle approval for the listing and quotation of (a) up to S$370 million principal amount of Convertible Bonds and (b) up to 138,255,735 new Units (the "**Conversion Units**") to be issued pursuant to the conversion of the Convertible Bonds.

2. The SGX-ST's in-principle approval for the listing and quotation of the Convertible Bonds and the Conversion Units was granted subject to, *inter alia*, the following conditions:

   a. Compliance with the SGX-ST's listing rules;

   b. A valid unit issue mandate being available and sufficient for the issue of the Convertible Bonds and the Conversion Units;

   c. An announcement being made relating to the amount of proceeds from the Convertible Bonds intended to be set aside for each specific use;

   d. Submission of the documents set out in Rule 315 of the SGX-ST Listing Manual;

   e. Submission of the notification referred to in Rule 864(4) of the SGX-ST Listing Manual, if applicable;

   f. Submission to the SGX-ST of confirmations and/or undertakings from the Issuer that:

      i. the Convertible Bonds will not be placed to the categories of persons identified in Rule 812(1) of the SGX-ST Listing Manual;

ii. the offering circular to be issued in connection with the Issue contains information that persons specified in Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the "**SFA**") (or such equivalent terms in the relevant jurisdictions where the Convertible Bonds are subscribed) would customarily expect to see in such documents;

iii. the Convertible Bonds will only be offered to persons specified in Section 274 and Section 275 of the SFA (or such equivalent terms in the relevant jurisdictions where the Convertible Bonds are offered);

iv. the Convertible Bonds will be traded in board lot sizes of not less than S$200,000 (or its foreign exchange equivalent) for as long as the Convertible Bonds are listed on the SGX-ST, and the board lot size will not be redenominated subsequent to the Issue;

v. the requirements in Part VI of Chapter 7 of the SGX-ST Listing Manual will be complied with;

vi. the use of proceeds will be announced periodically as and when the funds from the Issue are materially disbursed;

vii. disclosure of a status report on the use of the proceeds will be made annually until such time the proceeds from the Convertible Bonds have been fully utilised; and

viii. the conversion details (including the number of Conversion Units issued and the conversion price) will be announced each time the Convertible Bonds are converted into Conversion Units; and

g. Submission to the SGX-ST of a confirmation from the lead manager, Standard Chartered Bank, that the Convertible Bonds will not be placed to any of the persons identified under Rule 812(1) of the SGX-ST Listing Manual.

3. The SGX-ST's in-principle approval for the listing and the quotation of the Convertible Bonds and the Conversion Units is not to be taken as an indication of the merits of the Convertible Bonds, the Conversion Units, CCT, the Trustee, the Manager or their subsidiaries.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(as manager of CapitaCommercial Trust)
Company Registration No. 200309059W

Michelle Koh
Company Secretary
Singapore
28 April 2008

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Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or Convertible Bonds.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This notice is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this notice nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units and/or Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPULSORY ACQUISITION OF SHARES IN THE CAPITAL OF THE ASCOTT GROUP LIMITED BY SOMERSET CAPITAL PTE LTD

CapitaLand Limited ("**CapitaLand**") refers to the announcements on 14 March 2008 and 23 April 2008 by DBS Bank Ltd, for and on behalf of Somerset Capital Pte Ltd ("**SCPL**"), a wholly-owned subsidiary of CapitaLand, in relation to SCPL's compulsory acquisition of the issued ordinary shares in the capital of The Ascott Group Limited ("**Ascott**") held by shareholders of Ascott (other than SCPL, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**")) who had not validly accepted the voluntary unconditional cash offer by SCPL for Ascott as at the close of the offer at 5.30 p.m. on 11 March 2008 (the "**Compulsory Acquisition**"). SLPL and AIPL are also wholly-owned subsidiaries of CapitaLand.

Following the exercise by SCPL on 23 April 2008 of its rights under section 215 of the Companies Act, Chapter 50 of Singapore, the Compulsory Acquisition was completed on 28 April 2008 and Ascott has become an indirect wholly-owned subsidiary of CapitaLand. Ascott will be delisted from the Official List of the Singapore Exchange Securities Trading Limited with effect from 9 a.m. on 29 April 2008.

By Order of the Board

Low Sai Choy
Company Secretary
28 April 2008

CapitaLand

NEWS RELEASE

For immediate release
28 April 2008

CapitaLand completes compulsory acquisition of Ascott

Privatised Ascott will further enhance CapitaLand's competitive advantage of a fully integrated real estate and financial services value chain in every sector

Singapore, 28 April 2008 – CapitaLand Limited today announced that it has completed the compulsory acquisition of The Ascott Group Limited. As of today, Ascott becomes an indirect wholly-owned subsidiary of CapitaLand Limited and will be delisted from the Singapore Exchange Securities Trading Limited with effect from 29 April 2008.

With Ascott's delisting, CapitaLand is now better-positioned to:

- Strengthen Ascott's leadership position internationally and accelerate its growth in key markets by tapping on CapitaLand's more established real estate development and financial services capabilities;

- Enable the CapitaLand Group to maximise its competitive advantage of having a fully integrated real estate and financial services value chain across all property sectors.

- Increase cost savings through the greater sharing of services and resources with CapitaLand's other unlisted strategic business units. Economies of scale and synergies will arise from collaboration and sharing of resources in geographies where both are present.

Liew Mun Leong, President and CEO of CapitaLand, said: "Ascott's privatisation will further enhance CapitaLand's competitive advantage of a fully integrated real estate and financial services value chain in every sector. At the same time, it enables us to accelerate the growth of Ascott's global portfolio, which currently stands at 158 properties spanning 55 cities in 23 countries. A privatised Ascott will benefit from a seamless deployment of capital and human resources within the CapitaLand Group to exploit growth opportunities together."

This news release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by: CapitaLand Limited (Co. Regn.: 198900036N)
Date: 28 April 2008

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Ng Wei Joo
VP, Corporate Communications
Tel: 68233 532

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Apr-2008 17:33:01
Announcement No.	00106

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Delisting of The Ascott Group Limited
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAG.annc.delisting.pdf Total size = **21K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

DELISTING OF THE ASCOTT GROUP LIMITED (THE "COMPANY")

Reference is made to the announcement issued on 28 April 2008 by CapitaLand Limited ("**CapitaLand**"), in relation to the completion of the compulsory acquisition of the issued ordinary shares in the capital of the Company by Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand, under Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Announcement**"). As stated in the Announcement, the Company has become an indirect wholly-owned subsidiary of CapitaLand.

The Company had on 31 March 2008 obtained the approval (the "**In-principle Approval**") of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the delisting of the Company from the Official List of the SGX-ST (the "**Delisting**") and a waiver from Rules 1307 and 1309 of the SGX-ST Listing Manual (the "**Waiver**") for the purposes of the Delisting, subject to the Company making an immediate announcement of the Waiver granted. Please note that the In-principle Approval is not to be taken as an indication of the merits of the proposed Delisting.

Accordingly, the Board of Directors wishes to announce that the Company will be delisted from the Official List of the SGX-ST with effect from 9 a.m. on 29 April 2008.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
28 April 2008

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

RESULTS OF THE ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING HELD ON 29 APRIL 2008

CapitaLand Limited ("CapitaLand") wishes to announce that:

(a) At the Annual General Meeting ("AGM") of CapitaLand held on 29 April 2008, all the resolutions set out in the Notice of AGM dated 27 March 2008, and put to the meeting, were duly passed.

(b) At the Extraordinary General Meeting ("EGM") of CapitaLand held on 29 April 2008, all the resolutions set out in the Notice of EGM dated 27 March 2008, and put to the meeting, were duly passed.

By Order of the Board

Low Sai Choy
Company Secretary
29 April 2008

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Announcement of Resignation of Independent Director *
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	29-Apr-2008 12:42:27
Announcement No.	00045

>> Announcement Details
The details of the announcement start here ...

Name *	Professor Robert Henry Edelstein
Age *	64
Effective Date of Resignation *	29-04-2008
Detailed Reason(s) for resignation *	Did not seek re-election at the Annual General Meeting
Date of Appointment to current position *	05-05-2005
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Non-Executive Independent Director
Role and responsibilities *	Non-executive
Does the AC have a minimum of 3 members (taking into account this resignation)? *	Yes
Number of Independent Directors currently resident in Singapore (taking into account this resignation) *	6
Number of Resignations of persons specified in Rule 704(7) of the Listing Manual over the past 12 months *	0

>> Other Directorships

Past (for the last five years) *	AMB (Publicly traded company, NYSE) Lend Lease Asia Properties (SCIAF, Luxembourg) Lend Lease Global Properties (SCIAF, Luxembourg)
Present *	Medenomics, Inc (Private holding company in USA) Tonti Fund (Private fund in Ireland)

Shareholding * in the listed issuer and its subsidiaries *	7,545 ordinary shares in CapitaLand Limited

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None

Footnotes	

Attachments:

Total size = **0**
(2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ADJUSTMENT TO THE CONVERSION PRICE OF S$430,000,000 2.10 PER CENT. CONVERTIBLE BONDS DUE 2016

CapitaLand Limited ("CapitaLand" or the "Company") refers to the S$430,000,000 2.10 per cent. Convertible Bonds due 2016 (the "Bonds") issued by the Company and the announcement dated 29 April 2008 made by the Company that (i) the proposed first and final one-tier dividend of S$0.08 per share (the "Ordinary Dividend") and (ii) the proposed special one-tier dividend of S$0.07 per share (the "Special Dividend") of the Company for the year ended 31 December 2007 have been approved by the shareholders at the Annual General Meeting of the Company held on 29 April 2008. The Ordinary Dividend and Special Dividend will be paid on 23 May 2008 to shareholders whose names appear in the Company's Register of Members as at 5.00 p.m. on 9 May 2008.

Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the terms and conditions of the Bonds (the "Terms and Conditions").

The Terms and Conditions provide for adjustments to be made to the conversion price of the Bonds (the "Conversion Price") in the event the Company issues or distributes an Extraordinary Dividend in the form of cash (as described in the Terms and Conditions). In accordance with the Terms and Conditions, the Company has appointed Standard Chartered Bank as the Independent Bank to determine the Adjusted Conversion Price.

CapitaLand is pleased to set out below, a summary of the adjustment to the Conversion Price based on the formula in Condition 6.3.11 of the Terms and Conditions:

Adjusted Conversion Price	=	Conversion Price x ((A-B) / A)

Where:

Conversion Price	=	S$7.2611 per Share (As per adjustment to the Conversion Price on 9 May 2007)
A	=	S$6.0170 being the Current Market Price of one Share on the last Trading Day preceding the date on which the Extraordinary Dividend is publicly announced
B	=	S$0.0706 being the Extraordinary Dividend payable on one Share
Extraordinary Dividend	=	[(Ordinary Dividend + Special Dividend) – S$0.0794*] per Share
	=	[(S$0.0800 + S$0.0700) - S$0.0794] per Share
	=	S$0.0706 per Share

* *The amount per Share (by which the total dividend must exceed) for purposes of calculating the Extraordinary Dividend for a Dividend declared in respect of the financial year ending 31 December 2007, as specified in Condition 6.3.11(ii) of the Terms and Conditions.*

The Adjusted Conversion Price is therefore S$7.17.

The adjustment to the Conversion Price will take effect on 7 May 2008, Singapore time, being the date on which the Shares will commence trading on an ex-Ordinary Dividend and ex-Special Dividend basis. A copy of this announcement will be despatched to The Bank of New York, the Trustee, for distribution to the Bondholders.

By Order of the Board

Low Sai Choy
Company Secretary
Singapore, 29 April 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ADJUSTMENT TO THE CONVERSION PRICE OF S$1,000,000,000 2.95 PER CENT. CONVERTIBLE BONDS DUE 2022

CapitaLand Limited ("CapitaLand" or the "Company") refers to the S$1,000,000,000 2.95 per cent. Convertible Bonds due 2022 (the "Bonds") issued by the Company and the announcement dated 29 April 2008 made by the Company that (i) the proposed first and final one-tier dividend of S$0.08 per share (the "Ordinary Dividend") and (ii) the proposed special one-tier dividend of S$0.07 per share (the "Special Dividend") of the Company for the year ended 31 December 2007 have been approved by the shareholders at the Annual General Meeting of the Company held on 29 April 2008. The Ordinary Dividend and Special Dividend will be paid on 23 May 2008 to shareholders whose names appear in the Company's Register of Members as at 5.00 p.m. on 9 May 2008.

Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the terms and conditions of the Bonds (the "Terms and Conditions").

The Terms and Conditions provide for adjustments to be made to the conversion price of the Bonds (the "Conversion Price") in the event the Company issues or distributes an Extraordinary Dividend in the form of cash (as described in the Terms and Conditions). In accordance with the Terms and Conditions, the Company has appointed Standard Chartered Bank as the Independent Bank to determine the Adjusted Conversion Price.

CapitaLand is pleased to set out below, a summary of the adjustment to the Conversion Price based on the formula in Condition 6.3.11 of the Terms and Conditions:

Adjusted Conversion Price	=	Conversion Price x ((A-B) / A)
Where:		
Conversion Price	=	S$13.8871 per Share
A	=	S$6.0170 being the Current Market Price of one Share on the last Trading Day preceding the date on which the Extraordinary Dividend is publicly announced
B	=	S$0.0700 being the Extraordinary Dividend payable on one Share
Extraordinary Dividend	=	[(Ordinary Dividend + Special Dividend) – S$0.0800*] per Share
	=	[(S$0.0800 + S$0.0700) - S$0.0800] per Share
	=	S$0.0700 per Share

* *The amount per Share (by which the total dividend must exceed) for purposes of calculating the Extraordinary Dividend for a Dividend declared in respect of the financial year ending 31 December 2007, as specified in Condition 6.3.11 of the Terms and Conditions.*

The Adjusted Conversion Price is therefore S$13.7255.

The adjustment to the Conversion Price will take effect on 7 May 2008, Singapore time, being the date on which the Shares will commence trading on an ex-Ordinary Dividend and ex-Special Dividend basis. A copy of this announcement will be despatched to The Bank of New York, the Trustee, for distribution to the Bondholders in due course.

By Order of the Board

Low Sai Choy
Company Secretary
Singapore, 29 April 2008

82 - 4507

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ADJUSTMENT TO THE CONVERSION PRICE OF S$1,300,000,000 3.125 PER CENT. CONVERTIBLE BONDS DUE 2018

CapitaLand Limited ("CapitaLand" or the "Company") refers to the S$1,300,000,000 3.125 per cent. Convertible Bonds due 2018 (the "Bonds") issued by the Company and the announcement dated 29 April 2008 made by the Company that (i) the proposed first and final one-tier dividend of S$0.08 per share (the "Ordinary Dividend") and (ii) the proposed special one-tier dividend of S$0.07 per share (the "Special Dividend") of the Company for the year ended 31 December 2007 have been approved by the shareholders at the Annual General Meeting of the Company held on 29 April 2008. The Ordinary Dividend and Special Dividend will be paid on 23 May 2008 to shareholders whose names appear in the Company's Register of Members as at 5.00 p.m. on 9 May 2008.

Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the terms and conditions of the Bonds (the "Terms and Conditions").

The Terms and Conditions provide for adjustments to be made to the conversion price of the Bonds (the "Conversion Price") in the event the Company issues or distributes an Extraordinary Dividend in the form of cash (as described in the Terms and Conditions). In accordance with the Terms and Conditions, the Company has appointed Standard Chartered Bank as the Independent Bank to determine the Adjusted Conversion Price.

CapitaLand is pleased to set out below, a summary of the adjustment to the Conversion Price based on the formula in Condition 6.3.10 of the Terms and Conditions:

Adjusted Conversion Price	=	Conversion Price x ((A-B) / A)
Where:		
Conversion Price	=	S$8.6140 per Share
A	=	S$6.0170 being the Current Market Price of one Share on the last Trading Day preceding the date on which the Extraordinary Dividend is publicly announced
B	=	S$0.0700 being the Extraordinary Dividend payable on one Share
Extraordinary Dividend	=	[(Ordinary Dividend + Special Dividend) – S$0.0800*] per Share
	=	[(S$0.0800 + S$0.0700) - S$0.0800] per Share
	=	S$0.0700 per Share

* *The amount per Share (by which the total dividend must exceed) for purposes of calculating the Extraordinary Dividend for a Dividend declared in respect of the financial year ending 31 December 2007, as specified in Condition 6.3.10 of the Terms and Conditions.*

The Adjusted Conversion Price is therefore S$8.5137.

The adjustment to the Conversion Price will take effect on 23 May 2008, Singapore time, being the date on which the Ordinary Dividend and Special Dividend are paid. A copy of this announcement will be despatched to The Bank of New York, the Trustee, for distribution to the Bondholders.

By Order of the Board

Low Sai Choy
Company Secretary
Singapore, 29 April 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Apr-2008 20:22:49
Announcement No.	00296

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust to defer decision for the redevelopment of Market Street Car Park
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	CCTpressreleaseMSCP29Apr08.pdf Total size = **29K** (2048K size limit recommended)

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CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
29 April 2008

CapitaCommercial Trust to Defer Decision for the Redevelopment of Market Street Car Park

Singapore, 29 April 2008 – CapitaCommercial Trust Management Limited, the Manager of CapitaCommercial Trust (CCT), wishes to announce that a decision on the planned redevelopment of Market Street Car Park (the Property), owned by CCT, will be made not earlier than mid-2009.

On 3 January 2008, the Manager announced that an Outline Planning Permission (OPP) was granted to CCT by the Urban Redevelopment Authority (URA) for the redevelopment of the Property, which is strategically located in the heart of Singapore's Central Business District, into a Grade A office building. The OPP is conditional upon CCT paying a development premium equal to 100% of the enhancement in land value as assessed by the Chief Valuer in a spot valuation. The second condition is that there will be no extension of the existing leasehold land tenure of the Property.

The Manager has since been working with its appointed architect and consultants to finalise and submit to the URA the design plans for an iconic, state-of-the-art, Grade A office building with "green building" design specifications. The objective is to obtain Provisional Permission (PP) from the URA for the redevelopment, after which the Chief Valuer will be able to conduct the spot valuation and then assess the enhancement in land value.

Ms Lynette Leong, CEO of the Manager, said, "Taking into consideration the significant size of this project, rising construction costs and the present volatility in financial markets,

the Manager is carefully evaluating the financial viability of and the funding structure for the redevelopment. It is not expected that a plan for the redevelopment could be made before mid-2009. The deferment may facilitate our retail tenants in smoothly locating alternative premises. It would also give us time to plan and develop an iconic, "green", sustainable architecture for the building – one that goes beyond pure aesthetics to also sensitively respond to the environment. A decision to redevelop will always be subject to the financial viability of the project, taking into account the amount of development premium payable based on the payment of 100% of the enhancement in land value, and obtaining the necessary approvals, including the approval of CCT's unitholders, if required. Further announcements will be made in due course."

Added Ms Leong, "In the meantime, we will continue to take the necessary steps to obtain the PP, assist our retail tenants in relocation, and continue operating the car park to serve our season and hourly car park users."

- END -

About CapitaCommercial Trust (www.cct.com.sg)

CapitaCommercial Trust is Singapore's first listed commercial REIT with a market capitalisation of S$3.0 billion based on the closing price of S$2.20 per unit on 29 April 2008. CCT aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. The total asset size of CCT is S$5.5 billion as at 31 March 2008, including a portfolio of nine prime properties and one property under development in Singapore, as well as investments in Malaysia. The properties in Singapore are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park and Wilkie Edge (currently under development and expected to be completed by fourth quarter of 2008). In addition, CCT is a substantial unitholder of Quill Capita Trust with 30% unitholdings and has taken a 7.4% stake in the Malaysia Commercial Development Fund Pte. Ltd. ("MCDF"). Quill Capita Trust is a commercial REIT listed on Bursa Malaysia Securities Berhad, with a

portfolio of nine commercial properties in Kuala Lumpur and Cyberjaya, Malaysia. MCDF is CapitaLand's first and largest Malaysia private real estate fund with a focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley, Malaysia.

CCT was accorded "A3" corporate rating by Moody's Investor Service. The Trust is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by CapitaCommercial Trust Management Limited

(Company registration no. 200309059W)

Contact

Ms Ho Mei Peng
Head, Investor Relations & Communications
DID: (65) 6826 5586
Mobile: (65) 9668 8290
Email: ho.meipeng@capitaland.com

Important Notice

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

82 - 4507

CapitaLand

For Immediate Release
30 April 2008

NEWS RELEASE

CapitaLand posts 1Q2008 net profit of S$247.5 million

Singapore, 30 April 2008 – CapitaLand posted profit after tax and minority interests (PATMI) of S$247.5 million for 1Q2008, compared with S$608.1 million for 1Q2007. The latter figure included an unusually large S$426.8* million fair value gain arising from 8 Shenton Way (the former Temasek Tower). Excluding this fair value gain, 1Q2007 PATMI would have been S$181.3 million.

The Group's total revenue remained stable as higher office and retail property revenues were offset by lower sales of development projects in Singapore. Overseas revenue of S$443.8 million accounted for 70.3% of Group revenue, up from 58.6% a year ago.

1Q2008 Group Earnings before Interest and Tax (EBIT) came in at S$398.8 million compared with S$819.5 million in the corresponding period in 2007. This latter figure included a S$472.9* million fair value gain from 8 Shenton Way. Excluding this fair value gain, 1Q2007 EBIT would have been S$346.6 million.

1Q2008 EBIT benefited from better operating performance from the residential, retail, financial and serviced residence business units, and divestment gains. Overseas EBIT contributions also increased by almost 33%, with China and Australia as key contributors. Europe EBIT contribution was also up, mainly from our serviced residence operations.

FINANCIAL HIGHLIGHTS		
$ million	**1Q 2008 (3 mths)**	**1Q 2007 (3 mths)**
Revenue	631.3	637.0
Earnings before interest and tax (EBIT)	398.8	819.5*
Finance costs	(131.9)	(91.1)
Profit after tax and minority interests (PATMI)	247.5	608.1*

* *EBIT and PATMI in 1Q2007 included fair value gains of S$472.9 million and S$426.8 million respectively, arising from the execution of an agreement to divest 8 Shenton Way (the former Temasek Tower) in April 2007. The completion of this divestment occurred in 2Q2007*

Dr Richard Hu, Chairman, CapitaLand Group, said: "Since the turn of the year, the financial markets and global economic environment have weakened. The continuing global credit crunch would have, as expected, caused uncertainty in the general economic and business environment in Asia. However, the Group has strengthened its financial footing and is well-positioned to capitalise on any opportunities that may arise."

Liew Mun Leong, President and CEO of CapitaLand Group, said: "We will continue our geographic growth and Asia focus as we believe that Asian economies will grow faster than the global average for the foreseeable future. We see vast opportunities in Vietnam to expand our business and expect to have a pipeline of 6,000 homes in the next three years. We will grow our core sectors of residential, retail, commercial and integrated developments, and serviced residences, as well as identify opportunities in sub-segments like industrial and logistics. We recently set up a wholly-owned subsidiary CapitaLand Industrial & Logistics Holdings, to establish a Pan-Asian platform to tap the potential of these sectors in Asia. Despite the tough and uncertain environment, we have successfully issued two convertible bonds totalling S$2.3 billion in the last nine months and recently secured S$1.996 billion financing for our iconic and prestigious Farrer Court condominium project. The success of these large funding transactions of over S$4 billion demonstrates our continuing strong access to the capital markets. We will focus on our disciplined and stringent approach on capital management and recycling to achieve optimal risk-adjusted returns for shareholders."

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by: CapitaLand Limited (Co. Regn.: 198900036N)
Date: 30 April 2008

For more information, please contact:

Harold Woo	Ng Wei Joo
SVP, Investor Relations	VP, Corporate Communications
Tel: 68233 210	Tel: 68233 532

For the full 1Q2008 CapitaLand Limited Financial Statements announcement and slides, please visit our website www.capitaland.com

82 - 4507

Embargoed for release till 7.30am, 30 April 2008

CapitaLand

CAPITALAND LIMITED

(Registration Number : 198900036N)

2008 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

82 - 4507

CapitaLand

CAPITALAND LIMITED
2008 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Note	Group		
		1Q 2008 S$'000	1Q 2007 S$'000	Change %
Revenue	A	**631,274**	**637,016**	**(0.9)**
Cost of sales	A	(396,090)	(420,893)	(5.9)
Gross profit		235,184	216,123	8.8
Other operating income	B	240,088	651,778	(63.2)
Administrative expenses	C	(119,629)	(95,990)	24.6
Other operating expenses	D	(5,208)	(3,124)	66.7
Profit from operations		**350,435**	**768,787**	**(54.4)**
Finance costs		(131,902)	(91,103)	44.8
Share of results (net of tax) of:				
- associates		31,739	26,479	19.9
- jointly-controlled entities		16,643	24,199	(31.2)
	E	48,382	50,678	(4.5)
Profit before taxation		266,915	728,362	(63.4)
Taxation	F	16,757	(37,624)	NM
Profit after taxation		283,672	690,738	(58.9)
Attributable to:				
Equity holders of the Company ("PATMI")	G	**247,469**	**608,133**	**(59.3)**
Minority interests ("MI")		36,203	82,605	(56.2)
		283,672	690,738	(58.9)

NM : Not meaningful

CAPITALAND LIMITED
2008 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(ii) Explanatory Notes to Income Statement – 1Q 2008 vs 1Q 2007

(A) Revenue, Cost of Sales

Revenue for 1Q 2008 was comparable to that of 1Q 2007 despite the deconsolidation of Ascott Residence Trust ("ART")'s revenue when ART ceased to be a subsidiary in March 2007.

Higher revenue in 1Q 2008 arose from the progressive recognition of sale for the Wilkie Edge project and revenue from Gurney Plaza and Mines Shopping Fair which were acquired in December 2007, as well as the consolidation of revenue of 1 George Street which became a subsidiary in September 2007. However, these increases were offset by the lower sales of development projects in Singapore.

While revenue remained stable, the gross profit margin improved due to the higher composition of rental and fee based revenue which generally have higher margins compared to the sales of development projects.

(B) Other Operating Income

		Group		
		1Q 2008 S$'000	1Q 2007 S$'000	Change %
Other Operating Income		**240,088**	**651,778**	**(63.2)**
Investment income	(i)	3,843	1,078	256.5
Interest income	(ii)	38,654	33,616	15.0
Other income (including portfolio gains)	(iii)	161,997	138,807	16.7
Fair value gains of investment properties	(iv)	-	477,919	NM
Foreign exchange gain	(v)	35,594	358	NM

NM : Not meaningful

(i) The increase in investment income of $2.8 million came from the Group's investments in Singapore and Japan which were invested in the first half of 2007.

(ii) Higher interest income is attributable mainly to increased surplus funds.

(iii) Other income included portfolio gains of $141.4 million which comprised mainly the gains from the divestment of our stake in Hitachi Tower, property at 6 Sarkies Road and an investment in Hong Kong. 1Q 2007's other income included the gains from the divestment of office space in Samsung Hub and the sale of ART units.

(iv) No valuation of investment properties was performed in 1Q 2008. The fair value gain in 1Q 2007 was mainly in respect of Temasek Tower which was sold for $1.039 billion in March 2007. The sale was completed on 16 April 2007.

(v) The foreign exchange gain of $35.6 million arose mainly from the revaluation of USD denominated payables as the USD weakened against the SGD and RMB respectively.

(C) Administrative Expenses

	Group		
	1Q 2008 S$'000	1Q 2007 S$'000	Change %
Administrative Expenses	**(119,629)**	**(95,990)**	**24.6**
Included in Administrative Expenses:-			
Depreciation and amortisation	(12,038)	(9,103)	32.2
Allowance for doubtful receivables	108	(9)	NM

NM : Not meaningful

Administrative expenses comprised staff costs, depreciation expenses, operating lease expenses and other administrative expenses. The increase was largely attributable to higher staff costs and overheads as a result of the Group's expanded business operations.

(D) Other Operating Expenses

Compared to 1Q 2007, other operating expenses were higher as 1Q 2007's included a write back of provision for profit warranty of $2.5 million which reduced the expenses. Excluding this write back, 1Q 2007's other operating expense would have been higher at $5.6 million.

(E) Share of results (net of tax) of Associates and Jointly-Controlled Entities

The increased contribution from associates was attributable to better operational performance.

The share of results from jointly-controlled entities was lower as the Group had divested its stakes in jointly-controlled entities which owned Hitachi Tower and AIG Tower. In addition, Eureka Office Fund ceased to be a jointly-controlled entity of the Group in 4Q 2007 following the Group's acquisition of the remaining 50% stake in the fund.

(F) Taxation expense and adjustments for over or under-provision of tax in respect of prior years

The taxation expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

1Q 2008 tax expense was a credit as it included a $28.3 million tax write back in respect of the provision made for the sale of The Ascott Mayfair in 2006. Excluding this write back, the tax expense for 1Q 2008 was $11.5 million which was 69.4% lower than 1Q 2007. The higher tax expense in 1Q 2007 was mainly due to a $21.6 million provision made for the placement of ART units.

There was a $5.1 million over-provision of tax for prior years (1Q 2007: over-provision of $4.5 million).

(G) Gain from the sale of investments

Included in the Group's profit after tax and minority interests ("PATMI") were the following net gains from the sale of investments:

S$M	**1Q 2008**
Divestment of stake in Savu Investments (Hitachi Tower)	111.4
Divestment of property at 6 Sarkies Road	13.3
Divestment of investment in Hong Kong	8.2
Others	4.1
Total Group's share of gain after tax & MI for 1Q 2008	**137.0**

S$M	**1Q 2007**
ART units	33.8
Office space in Samsung Hub	41.2
2 units of Hong Kong Parkview apartments	2.2
Somerset Chancellor Court	1.9
Others	1.7
Total Group's share of gain after tax & MI for 1Q 2007	**80.8**

PATMI in 1Q 2007 included fair value gain of $426.8 million arising from the execution of an agreement to divest Temasek Tower.

CAPITALAND LIMITED
2008 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(i) Balance Sheet

As at 31/03/2008 vs 31/12/2007

	Group			Company		
	31/03/2008 S$'000	31/12/2007 S$'000	Change %	31/03/2008 S$'000	31/12/2007 S$'000	Change %
Non-Current Assets						
Property, Plant & Equipment	1,572,408	1,588,618	(1.0)	8,840	8,906	(0.7)
Intangible Assets[1]	548,117	37,910	NM	–	–	–
Investment Properties	6,153,894	6,208,211	(0.9)	–	–	–
Properties Under Devt	844,687	569,205	48.4	–	–	–
Interests in Subsidiaries	–	–	–	5,331,835	3,864,998	38.0
Interests in Associates & Jointly-Controlled Entities	6,746,214	6,450,733	4.6	–	–	–
Other Assets	716,165	723,793	(1.1)	10,001	10,001	–
	16,581,485	**15,578,470**	**6.4**	**5,350,676**	**3,883,905**	**37.8**
Current Assets						
Devt Properties for Sale	*3,488,911*	*3,540,778*	*(1.5)*	–	–	–
Trade & Other Receivables	*2,103,927*	*2,064,350*	*1.9*	*1,696,284*	*1,681,342*	*0.9*
Cash & Cash Equivalents	*5,486,121*	*4,355,986*	*25.9*	*1,176,500*	*1,532,225*	*(23.2)*
Other Current Assets	*103,057*	*301,728*	*(65.8)*	–	–	–
	11,182,016	**10,262,842**	**9.0**	**2,872,784**	**3,213,567**	**(10.6)**
Less: Current Liabilities						
Trade & Other Payables	*2,444,601*	*2,889,508*	*(15.4)*	*117,728*	*212,259*	*(44.5)*
Short-Term Borrowings	*2,191,352*	*1,802,805*	*21.6*	*36,000*	*158,213*	*(77.2)*
Finance Leases	*3,993*	*3,954*	*1.0*	–	–	–
Other Current Liabilities	*384,867*	*446,059*	*(13.7)*	*15,307*	*16,961*	*(9.8)*
	5,024,813	**5,142,326**	**(2.3)**	**169,035**	**387,433**	**(56.4)**
Net Current Assets	**6,157,203**	**5,120,516**	**20.2**	**2,703,749**	**2,826,134**	**(4.3)**
Less: Non-Current Liabilities						
Long-Term Borrowings	10,179,291	8,066,555	26.2	2,482,890	1,293,439	92.0
Finance Leases	41,706	42,835	(2.6)	–	–	–
Other Non-Current Liabilities	761,507	724,257	5.1	77,576	57,704	34.4
	10,982,504	**8,833,647**	**24.3**	**2,560,466**	**1,351,143**	**89.5**
Net Assets	**11,756,184**	**11,865,339**	**(0.9)**	**5,493,959**	**5,358,896**	**2.5**
Representing:						
Share Capital	4,381,840	4,350,058	0.7	4,381,840	4,350,058	0.7
Reserves	5,816,255	5,590,834	4.0	1,112,119	1,008,838	10.2
Equity attributable to Equity Holders of the Company	10,198,095	9,940,892	2.6	5,493,959	5,358,896	2.5
Minority Interests	1,558,089	1,924,447	(19.0)	–	–	–
Total Equity	**11,756,184**	**11,865,339**	**(0.9)**	**5,493,959**	**5,358,896**	**2.5**

NM : Not meaningful

[1] The increase in Intangible Assets was attributable to the goodwill arising from the acquisition of the remaining interest in The Ascott Group Limited.

CAPITALAND LIMITED
2008 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(ii) Group's borrowings (including finance leases)

	Group	
	As at 31/03/2008 S$'000	As at 31/12/2007 S$'000
Amount repayable in one year or less, or on demand:-		
Secured	312,015	545,935
Unsecured	1,883,330	1,260,824
Sub-Total 1	**2,195,345**	**1,806,759**
Amount repayable after one year:-		
Secured	3,137,951	2,769,554
Unsecured	7,083,046	5,339,836
Sub-Total 2	**10,220,997**	**8,109,390**
Total Debt	**12,416,342**	**9,916,149**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

CAPITALAND LIMITED
2008 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Statement of Cash Flows

	1Q 2008 S$'000	1Q 2007 S$'000
Cash Flows from Operating Activities		
Profit after taxation	**283,672**	**690,738**
Adjustments for :		
Amortisation and impairment of intangible assets	344	4
(Write back)/Allowance for:		
- Foreseeable losses on development properties for sale	-	(20,217)
- Loans to associates and jointly-controlled entities	-	84
Share-based expenses	15,320	9,959
Changes in fair value of financial instruments and assets	(13,093)	4,712
Depreciation of property, plant and equipment	11,694	9,099
(Gain)/Loss on disposal/Write off of property, plant and equipment	(418)	251
Gains on disposal of investment properties and property under development	-	(44,378)
Valuation gain on investment properties	-	(477,919)
Gain on disposal of non-current financial assets	(8,214)	(1,735)
Gain on disposal/dilution of subsidiaries, associates and jointly-controlled entities	(133,140)	(84,356)
Share of results of associates and jointly-controlled entities	(48,382)	(50,678)
Accretion of deferred income	-	(1,626)
Interest expense	131,902	91,103
Interest income	(38,654)	(33,616)
Taxation	(16,757)	37,624
	(99,398)	(561,689)
Operating profit before working capital changes	**184,274**	**129,049**
Decrease/(Increase) in working capital		
Inventories, trade and other receivables	(52,488)	(36,423)
Development properties for sale	136,249	(323,633)
Trade and other payables	(188,395)	(158,713)
Other financial assets	198,644	26,233
	94,010	(492,536)
Cash generated from operations	**278,284**	**(363,487)**
Income tax paid	(34,162)	(27,377)
Customer deposits and other non-current payables (refunded)/received	(1,280)	5,077
Net cash generated from/(used in) Operating Activities	**242,842**	**(385,787)**

CAPITALAND LIMITED
2008 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Statement of Cash Flows (cont'd)

	1Q 2008 S$'000	1Q 2007 S$'000
Cash Flows from Investing Activities		
Proceeds from disposal of property, plant and equipment	1,832	177
Purchase of property, plant and equipment	(49,634)	(26,490)
(Increase)/Decrease in associates and jointly-controlled entities	(265,289)	7,597
(Increase)/Decrease in amounts owing by investee companies and other receivables	(16,916)	1,502
Acquisition of investment properties and properties under development	(171,399)	(106,834)
Proceeds from disposal of investment properties and property under development	-	337,994
Disposal/(Acquisition) of non-current financial assets (net)	8,270	(36,816)
Dividends received from associates and jointly-controlled entities	44,878	28,589
(Acquisition)/Disposal of subsidiaries (net)	48,727	327,622
Acquisition of remaining interest in subsidiaries	(912,943)	(3,605)
Interest income received	24,618	29,225
Net cash (used in)/generated from Investing Activities	**(1,287,856)**	**558,961**
Cash Flows from Financing Activities		
Proceeds from issue of shares under share option plan	8,651	24,715
Proceeds from/(Repayment of) loan from minority interests	15,068	(34,120)
(Return of capital to)/Contribution from minority interests (net)	(6,990)	139,706
(Repayment of)/Proceeds from sales of future receivables	(303,518)	4,261
Proceeds from bank borrowings	1,791,686	941,308
Repayment of bank borrowings	(454,468)	(766,426)
Proceeds from debt securities	1,400,000	62,043
Repayment of debt securities	(104,817)	(4,500)
Repayment of finance lease payables	(1,017)	(926)
Dividends paid to minority interests	(39,330)	(7,288)
Interest expense paid	(111,556)	(105,940)
Net cash generated from Financing Activities	**2,193,709**	**252,833**
Net increase in cash and cash equivalents	**1,148,695**	**426,007**
Cash and cash equivalents at beginning of the year	4,355,986	2,684,851
Effect of exchange rate changes on cash balances held in foreign currencies	(18,560)	(6,721)
Cash and cash equivalents at end of the period	**5,486,121**	**3,104,137**

Cash and cash equivalents at end of the period

The cash and cash equivalents of about $5,486.1 million as at 31/03/2008 included $4,399.6 million in fixed deposits and $153.7 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

82 - 4507

1(d)(i) Statement of Changes in Equity

As at 31/03/2008 vs 31/03/2007 – GROUP

S$'000	Share Capital	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/01/2008	**4,350,058**	**4,011,179**	**1,579,655**	**9,940,892**	**1,924,447**	**11,865,339**
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans			(31,939)	**(31,939)**	28,418	**(3,521)**
Change in fair value of available-for-sale investments			(16,082)	**(16,082)**	–	**(16,082)**
Effective portion of changes in fair value of cash flow hedge			(35,322)	**(35,322)**	(4,426)	**(39,748)**
Realisation of foreign exchange reserves transferred to income statement			(31)	**(31)**	–	**(31)**
Realisation of available-for-sale reserve transferred to income statement			(8,225)	**(8,225)**	–	**(8,225)**
Net (losses)/gains recognised directly in equity			(91,599)	**(91,599)**	23,992	**(67,607)**
Profit for 1Q 2008		247,469		**247,469**	36,203	**283,672**
Total recognised gains/(losses) for the period		**247,469**	**(91,599)**	**155,870**	**60,195**	**216,065**
Issue of shares under share option, performance share and restricted stock plans	31,782		(25,666)	**6,116**	2,535	**8,651**
Equity portion of convertible bonds			82,940	**82,940**	–	**82,940**
Cost of share-based payment			13,380	**13,380**	425	**13,805**
Effects of acquisition/ disposal, dilution and liquidation of subsidiaries (net)				**–**	(397,427)	**(397,427)**
MI contribution (net)				**–**	(6,990)	**(6,990)**
Dividends paid/declared to MI				**–**	(25,096)	**(25,096)**
Others		(1,079)	(24)	**(1,103)**	–	**(1,103)**
Balance as at 31/03/2008	**4,381,840**	**4,257,569**	**1,558,686**	**10,198,095**	**1,558,089**	**11,756,184**

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

82 - 4507

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/03/2008 vs 31/03/2007 – GROUP

S$'000	Share Capital	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/01/2007	4,304,907	1,575,690	1,458,040	7,338,637	2,096,150	9,434,787
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans			4,084	4,084	(5,626)	(1,542)
Change in fair value of available-for-sale investments			46,270	46,270	–	46,270
Effective portion of changes in fair value of cash flow hedge			(4,830)	(4,830)	(813)	(5,643)
Realisation of available-for-sale reserve transferred to income statement			(1,884)	(1,884)	–	(1,884)
Net gains/(losses) recognised directly in equity			43,640	43,640	(6,439)	37,201
Profit for 1Q 2007		608,133		608,133	82,605	690,738
Total recognised gains for the period		608,133	43,640	651,773	76,166	727,939
Issue of shares under share option and performance share plans	25,149		(557)	24,592	123	24,715
Cost of share-based payment			9,090	9,090	628	9,718
Effects of acquisition/ disposal, dilution and liquidation of subsidiaries (net)			(6,656)	(6,656)	(408,306)	(414,962)
MI contribution (net)				–	139,706	139,706
Dividends paid/declared to MI				–	(7,288)	(7,288)
Balance as at 31/03/2007	4,330,056	2,183,823	1,503,557	8,017,436	1,897,179	9,914,615

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserves and hedging reserve.

CAPITALAND LIMITED
2008 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/03/2008 vs 31/03/2007 – COMPANY

S$M	Share Capital	Capital Reserve	Accumulated Profits	Equity Comp. Res	Total
Balance as at 01/01/2008	4,350,058	117,272	854,944	36,622	5,358,896
Profit for 1Q 2008			15,309		15,309
Total recognised gains for the period			15,309		15,309
Issue of shares under share option, performance share and restricted stock plans	31,782			(10,768)	21,014
Equity portion of convertible bonds		95,940			95,940
Cost of share-based payment				2,800	2,800
Balance as at 31/03/2008	4,381,840	213,212	870,253	28,654	5,493,959
Balance as at 01/01/2007	4,304,907	41,831	363,353	24,330	4,734,421
Profit for 1Q 2007			73,994		73,994
Total recognised gains for the period			73,994		73,994
Issue of shares under share option and performance share plans	25,149			(298)	24,851
Cost of share-based payment				2,387	2,387
Balance as at 31/03/2007	4,330,056	41,831	437,347	26,419	4,835,653

1(d)(ii) Changes in the Company's issued share capital

Issued Share Capital

As at 31 March 2008, the issued and fully paid-up share capital of the Company was $4,381.8 million (31 March 2007: $4,330.1 million). Movements in the Company's issued and fully paid-up share capital during 1Q 2008 were as follows:

	$'000
As at 01/01/2008	4,350,058
Issue of shares under CapitaLand Share Option Plan	8,651
Issue of shares under CapitaLand Performance Share Plan	9,381
Issue of shares under CapitaLand Restricted Stock Plan	13,750
As at 31/03/2008	4,381,840

As at 31 March 2008, the issued ordinary shares of the Company numbered 2,817,384,534 (31 March 2007: 2,795,251,349). During the quarter, the Company issued 11,415,041 ordinary shares, of which 3,868,570 shares were issued under the Share Option Plan, 5,544,388 shares under the Performance Share Plan and 2,002,083 shares under the Restricted Stock Plan.

Share Options

As at 31 March 2008, the number of outstanding share options under the Company's Share Option Plan was 26,986,560 (31 March 2007: 43,464,708).

1(d)(ii) Changes in the Company's issued share capital (cont'd)

Performance Shares

As at 31 March 2008, the number of outstanding shares under the Company's Performance Share Plan was 5,773,514 (31 March 2007: 9,081,841).

Under the Performance Share Plan, the final number of shares released will depend on the achievement of pre-determined targets over a three-year performance period. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

Shares under Restricted Stock Plan

As at 31 March 2008, the number of shares awarded and outstanding under the Company's Restricted Stock Plan was 4,404,529, of which 613,313 are to be cash settled (31 March 2007: 4,821,450, of which 670,750 are to be cash settled).

Under the Restricted Stock Plan, the final number of shares released will depend on the achievement of pre-determined targets at the end of a one-year performance period and the release will be over a vesting period of two to three years. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more shares than the baseline award could be delivered up to a maximum of 150% of the baseline award.

Convertible Bonds

The Company has issued the following convertible bonds which remained outstanding as at 31 March 2008:

- $1.3 billion of Convertible Bonds due in 2018 which are convertible by holders into ordinary shares of the Company at any time on or after 15 April 2008 at a conversion price of $8.6140 per share;

- $1.0 billion of Convertible Bonds due in 2022 which are convertible by holders into ordinary shares of the Company at any time on or after 20 June 2008 at a conversion price of $13.8871 per share; and

- $430 million of Convertible Bonds due in 2016 which are convertible by holders into ordinary shares of the Company at any time on or after 26 December 2006 at a conversion price of $7.2611 per share.

There has been no conversion of any of the above convertible bonds since the dates of their issues.

Assuming the Bonds are fully converted based on their respective conversion prices, the number of new ordinary shares to be issued would be 282,146,062, representing a 10.0% increase over the total number of issued shares of the Company as at 31 March 2008.

1(d)(iii) Treasury Shares

The Company did not hold any treasury shares as at 31 March 2008 and 31 December 2007.

There were no sales, transfers, disposal, cancellation and/or use of treasury shares for the quarter ended 31 March 2008.

2. **Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2007.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Please refer to Item 4 above.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI attributable to the equity holders of the Company :**

		Group	
		1Q 2008	1Q 2007
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents)	8.8	21.8
	Weighted average number of ordinary shares (in million)	2,809.9	2,785.2
6(b)	EPS based on fully diluted basis (in cents)	8.8	21.1
	Weighted average number of ordinary shares (in million)	3,018.1	2,895.6

7. **Net asset value and net tangible assets per ordinary share based on issued share capital (excluding treasury shares) as at the end of the period**

	Group		Company	
	31/03/2008	31/12/2007	31/03/2008	31/12/2007
NAV per ordinary share	3.62	3.54	1.95	1.91
NTA per ordinary share	3.43	3.53	1.95	1.91

8. **Review of the performance of the group**

GROUP OVERVIEW

S$M	1Q 2008	1Q 2007	Variance %
Revenue	631.3	637.0	(0.9)
EBIT	398.8	819.5	(51.3)
Finance costs	(131.9)	(91.1)	(44.8)
PBT	266.9	728.4	(63.4)
PATMI	247.5	608.1 (1)	(59.3)

(1) Includes the fair value gain pursuant to the divestment of Temasek Tower of $426.8 million.

1Q 2008 vs 1Q 2007

Profit after tax and minority interests ("PATMI") for the first quarter of this year was $247.5 million. 1Q 2007's PATMI of $608.1 million included the fair value gain in respect of Temasek Tower of $426.8 million. If the fair value gain was excluded from 1Q 2007's PATMI, PATMI for 1Q 2008 would be $66.2 million higher (+37%) than 1Q 2007.

As mentioned in paragraph 1(a)(ii), the Group's total revenue remained stable as the higher revenue from the office and retail properties was offset by the lower sales of development projects in Singapore.

Overseas revenue of $443.8 million accounted for 70.3% of the Group's revenue, up from 58.6% a year ago. The higher overseas revenue was mainly due to the higher contribution from the Group's Australia operations.

1Q 2008's earnings before interest and tax ("EBIT") were lower as 1Q 2007's EBIT included the fair value gain of Temasek Tower. Excluding the fair value gain, 1Q 2008's EBIT of $398.8 million was 15.1% higher than 1Q 2007. The improvement was a result of higher divestment gains as well as better operating performance from the residential, retail, financial and serviced residence business units.

Overseas EBIT contribution in 1Q 2008 was $179.4 million, an increase of 32.9% from the same quarter last year. China and Australia continued to be the two key contributors. Besides China and Australia, EBIT contribution from Europe also increased mainly from our serviced residence operations.

Interest expense rose in 1Q 2008 mainly due to increased gross debt. The Group's gross debt stood at $12.4 billion as at 31 March 2008 compared to $8.0 billion as at 31 March 2007. After taking into account cash, the Group net debt as at 31 March 2008 was $6.9 billion compared to $4.9 billion as at 31 March 2007. The Group's net debt to equity ratio was accordingly higher at 0.59 as compared to 0.50 as at 31 March 2007.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

S$M	1Q 2008	1Q 2007 (restated)	Variance %
Revenue	412.5	447.3	(7.8)
EBIT	151.5	135.6	11.7

1Q 2008's revenue was lower than 1Q 2007 due to lower contributions mainly from Singapore.

EBIT was however higher than 1Q 2007. The improved performance was contributed mainly by China arising from marked-to-market gains on an investment.

In Singapore, Temporary Occupation Permit was obtained for Varsity Park Condominium at West Coast Road.

In China, the launch of our maiden project in Hangzhou, I-World, was well received with 68% of Phase 1 sold in 1Q 2008.

Commercial SBU: CapitaLand Commercial Limited ("CCL")

S$M	1Q 2008	1Q 2007 (restated)	Variance %
Revenue	53.6	33.0	62.4
EBIT	138.6	546.4	(74.6)

The increase in revenue for 1Q 2008 was mainly due to the consolidation of revenue of 1 George Street which became a subsidiary in September 2007 and sales revenue recognised for Wilkie Edge. The increase was partially offset by lower rental income due to the divestment of Temasek Tower in April 2007.

The decrease in EBIT for 1Q 2008 was mainly due to the fair value gain in respect of Temasek Tower in the year before of $472.9 million. Excluding the fair value gain of Temasek Tower, EBIT for 1Q 2008 would have been higher due to higher divestment gain from the sale of Hitachi Tower.

Retail SBU: CapitaLand Retail Limited ("CRTL")

S$M	1Q 2008	1Q 2007	Variance %
Revenue	35.1	21.0	66.8
EBIT	58.1	23.7	145.8

Revenue for 1Q 2008 was higher than the same quarter last year mainly attributable to revenue from Gurney Plaza and Mines Shopping Fair in Malaysia which were acquired in 4Q 2007.

EBIT for 1Q 2008 was similarly higher due mainly to unrealised foreign exchange gains arising from revaluation of USD denominated loans as the SGD strengthened against the USD and the divestment gain of Xizhimen to CapitaRetail China Trust but partially offset by higher operating expenses.

Serviced Residence Group: The Ascott Group ("TAG")

S$M	1Q 2008	1Q 2007	Variance %
Revenue	105.5	119.3	(11.6)
EBIT	39.5	29.2	35.3

The decrease in revenue for 1Q 2008 was mainly due to the deconsolidation of ART but mitigated by the increased revenue from the Group's operations in Europe, North Asia (comprising China, Hong Kong, Japan and Korea) and Singapore. In Europe, the higher revenue was driven by the growth in revenue per available unit ("REVPAU"). This was the result of the Group's initiatives on yield maximisation combined with the growing popularity and demand for serviced residences.

In North Asia, the revenue growth was mainly attributable to contributions from newly-opened properties and fund management fees from Ascott Serviced Residence (China) Fund. In Singapore, the increase was due to REVPAU growth as a result of the strong market conditions and proactive sales effort.

Higher EBIT for 1Q 2008 was mainly due to the portfolio gain from the divestment of the property at 6 Sarkies Road in Singapore as well as the better REVPAU performance from Europe and Singapore operations. This was partially offset by lower contributions due to the deconsolidation of ART.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

S$M	1Q 2008	1Q 2007	Variance %
Revenue	29.9	23.3	28.1
EBIT	18.5	12.1	52.4

1Q 2008's higher revenue was due to higher acquisition fees and fund management fees from greater Assets Under Management ("AUM"). This has grown by $4.0 billion from $13.3 billion a year ago to $17.3 billion as at end March 2008, following the set-up of five new funds in 2007, namely Malaysia Commercial Development Fund, Raffles City Bahrain Fund, CapitaLand AIF, CapitaRetail China Development Fund II and CapitaRetail India Development Fund.

EBIT was higher as compared to the same quarter last year due to higher revenue but partially offset by higher operating expenses.

9. Variance from Prospect Statement

The current results are broadly in line with the prospect statement made when the fourth quarter 2007 financial results were announced.

CAPITALAND LIMITED
2008 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, the Urban Redevelopment Authority's real estate index recorded a 3.7% increase for 1Q 2008, amid thin sales volume. CRL expects sentiment in the property market to remain cautious until there is more stability in the global financial markets and economic conditions. However, earnings for our residential business in Singapore will be underpinned by brisk sales achieved in the last two years.

In China, CRL expects to launch several projects and new phases of existing projects in Beijing, Shanghai, Chengdu and Foshan during the year. CRL will continue its strategic expansion into second tier cities and pursue new acquisitions in key gateway cities.

CRL is also expected to launch three projects in Ho Chi Minh City, Vietnam, one project each in Bangkok and Krabi, Thailand and a maiden residential project in Almaty, Kazakhstan in 2008.

In Vietnam, the Group has formed a strategic partnership with a local Vietnamese partner, Nam Thang Long Investment Joint-Stock Company, to jointly seek and secure a pipeline of properties.

Commercial SBU: CapitaLand Commercial Limited ("CCL")

The Singapore office rents continued to rise in 1Q 2008, driven by demand from financial institutions and growth in support services business such as legal and IT firms. Grade A rents continue to grow but at a slower rate compared to 2007. In view of the tight supply situation, the office properties under CCL's portfolio are expected to perform well in the next two years.

The short-term outlook for CCL's overseas properties continues to be positive as rentals are expected to remain healthy or stable.

Retail SBU: CapitaLand Retail Limited ("CRTL")

Retail rents in Singapore are still expected to rise in 2008, especially in prime areas such as Orchard Road, fuelled by strong demand and limited space. Barring unforeseen events, the outlook for our Singapore retail operations should remain positive in 2Q and the rest of 2008.

In China, the consumer sector is expected to remain buoyant supported by strong employment trends and rising purchasing power of Chinese consumers. Demand for retail space should remain strong, as evidenced by the strong pre-leasing activity, expansions and renewals from major retailers. CRTL will continue to build on its strong brand name as a premier retail mall developer and manager in China. 2008 will see the opening of more malls to ride the rising momentum in consumerism.

India is another fast-growing economy and CRTL will tap into India's retail market through its 45% stake in CapitaRetail India Development Fund.

Gurney Plaza and Mines Shopping Fair in Malaysia which were acquired in late 2007 will form the seed assets for a potential Malaysia REIT.

Japan remains a key retail property market for CapitaLand. The Japan fund will continue to actively pursue acquisition opportunities to further strengthen its presence there.

Serviced Residence Group: The Ascott Group ("TAG")

TAG will leverage on its brands and the growing demand in the Asia and Europe markets to drive REVPAU growth.

At the same time, it will continue to execute its strategy of acquiring and incubating properties to build up a strong pipeline to contribute to operating performance and/or potential portfolio gains in the future. TAG is also expected to benefit from higher fee-based income through new serviced residence management contracts.

CapitaLand, through its wholly owned subsidiary, Somerset Capital Pte Ltd, has completed the compulsory acquisition of the remaining shares in TAG on 28 April 2008. Following the completion, TAG has become an indirect wholly-owned subsidiary of CapitaLand and was delisted from the official list of the Singapore Exchange Securities Trading Limited on 29 April 2008.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

CFL now manages four REITs and thirteen private equity funds across Singapore, China, Japan, Malaysia and Gulf Cooperation Council region.

In February 2008, the Group announced its plans for a US$300 million development fund to invest in real estate projects in Vietnam. With this fund, the Group is well-positioned to invest in the strong pipeline of real estate projects in the country.

CFL will continue to grow its fund management business in 2008 through accretive acquisitions, pro-active asset management and asset enhancement for the existing REITS and private equity funds. It also plans to originate new property funds in Asia, in particular China, following the increased institutional and private investors' interest for real estate investments.

GROUP OVERALL PROSPECTS FOR 2008

Since the turn of the year, the financial markets and global economic environment have weakened. The problems with the US sub-prime crisis and the continuing uncertainties over the US economic outlook and the global credit crunch have, as expected, created uncertainties over the general economic and business conditions. However, the Group has strengthened its financial footing and is well-positioned to capitalise on opportunities that arise. Our focus shall continue to be in Asia as we still believe it has the right economic fundamentals to achieve sustainable growth.

The prospects for the Group will continue to be underpinned by the following drivers:

- Maintain our leading position as a Pan-Asian real estate developer, Asia's largest retail mall owner/manager, largest international serviced residence owner-operator and leading Asia-based real estate fund and REIT manager.

- Expanding and developing the Group's geographic footprint and seizing new opportunities in real estate sub-segments eg. industrial and logistics.

- Stringent focus on capital management and capital recycling to achieve optimal risk adjusted returns for shareholders. This is steered by a very disciplined and independent risk management process.

- Invest in human capital with emphasis on nurturing innovation, creativity and entrepreneurship amongst our more than 9,000 strong global staff under our international brand name.

Market sentiment in the property market is expected to remain cautious until a sustained recovery in the financial markets and economic conditions can be foreseen. Nevertheless, the Group is confident that it will be profitable in 2008.

CAPITALAND LIMITED
2008 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

11. Dividend

11(a) Any dividend declared for the present financial period? Nil.
11(b) Any dividend declared for the previous corresponding period? Nil
11(c) Date payable : Not applicable.
11(d) Books closing date : Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(i) By Strategic Business Units (SBUs) – 1Q 2008 vs 1Q 2007

	Revenue			Earnings before interest & tax		
	1Q 2008 S$'000	1Q 2007 S$'000 (restated)	Variance %	1Q 2008 S$'000	1Q 2007 S$'000 (restated)	Variance %
Residential [1][2]	412,455	447,330	(7.8)	151,540	135,609	11.7
Commercial [1]	53,604	33,009	62.4	138,627	546,383	(74.6)
Retail	35,063	21,018	66.8	58,141	23,651	145.8
Serviced Residence	105,470	119,276	(11.6)	39,484	29,189	35.3
Financial Services	29,903	23,336	28.1	18,478	12,125	52.4
Others and Consolidation adjms [3]	(5,221)	(6,953)	24.9	(7,453)	72,508	NM
Total	**631,274**	**637,016**	**(0.9)**	**398,817**	**819,465**	**(51.3)**

NM : Not meaningful

Note : [1] The comparatives have been restated due to the Group's internal restructuring.
[2] Includes Australand's commercial operations and certain commercial assets in China.
[3] Includes start up costs of the group's new businesses.

13(b) By Geographical Location – 1Q 2008 vs 1Q 2007

	Revenue			Earnings before interest & tax		
	1Q 2008 S$'000	1Q 2007 S$'000	Variance %	1Q 2008 S$'000	1Q 2007 S$'000	Variance %
Singapore	187,489	263,924	(29.0)	219,394	684,509	(67.9)
China [1]	120,423	124,181	(3.0)	93,401	58,432	59.8
Asia / GCC [2]	23,412	22,969	1.9	17,901	19,384	(7.7)
Australia & New Zealand	230,708	167,596	37.7	49,911	45,971	8.6
Europe	66,109	58,346	13.3	18,121	11,238	61.2
Others	3,133	-	NM	89	(69)	NM
Total	**631,274**	**637,016**	**(0.9)**	**398,817**	**819,465**	**(51.3)**

NM : Not meaningful

Note : [1] Greater China including Macau and Hong Kong.
[2] Excludes Singapore and China.

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

17. Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and the Company (comprising the balance sheet, consolidated income statement, statement of changes in equity and consolidated cash flows statement, together with their accompanying notes) as at 31 March 2008 and the results of the business, changes in equity and cash flows of the Group for the three months ended on that date, to be false or misleading in any material respect.

On behalf of the Board

Dr Hu Tsu Tau
Chairman

Liew Mun Leong
Director

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
30 April 2008

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

CapitaLand Group 1Q 2008 Results



April 2008

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Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

Content

- Results Overview
- Financial Performance
- Highlights
- Outlook

Results Overview



CapitaLand

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1Q 2008 – Healthy Earnings

- **PATMI of S$247.5 million vs 1Q 07's S$608.1 million**
  - 1Q07 included an unusually large fair value gain of S$427m arising from 8 Shenton Way (formerly known as Temasek Tower)
- **Better operating performance from residential, retail, financial & serviced residence SBUs**
- **Overseas EBIT up 33%**
  - China and Australia were key contributors
- **Financial Services continues to expand**
  - AUM reached S$19.1 billion, up S$1.4 billion from December 2007
- **Proactive capital management**
  - Successfully raised S$1.3 billion from 10-yr Convertible Bonds
  - Strong financial footing: Net D/E ratio 0.59; Average Maturity > 4 years

Financial Performance



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1Q 2008 Results

(S$ million)	1Q 2007	1Q 2008	Change
Revenue	637.0	631.3	↓ 0.9%
EBIT	819.5 *	398.8	↓ 51.3%
PATMI	608.1 *	247.5	↓ 59.3%
EPS (cents)	21.8	8.8	↓ 59.6%
NTA (S$)	2.85	3.43	↑ 20.4%

* EBIT and PATMI in 1Q2007 included fair value gains of S$472.9m and S$426.8m respectively, arising from the divestment of 8 Shenton Way (formerly known as Temasek Tower).

CapitaLand

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1Q 2008 - Assets by SBUs & Geography


SBU
S$27.8 billion
Others
$4.3B, 15%
Financial
Services
$0.3B, 1%
Residential
$11.5B, 41%
Serviced
Residence
$3.2B, 12%
Retail
$4.7B, 17%
Commercial
$3.8B, 14%


Geography
S$24.1 billion *
Asia/GCC***
$1.8B, 7%
Europe
$1.3B, 5%
China**
$6.9B, 29%
Australia
& NZ
$5.2B, 22%
Singapore
$8.9B, 37%

** Excluding cash held at Singapore Treasury ** Greater China including Macau & Hong Kong ***Excludes Singapore & China*

	1Q 2007		1Q 2008	
	S'pore	Overseas	S'pore	Overseas
ASSETS*	41%	59%	37%	63%
EBIT	83%	17%	55%	45%

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EBIT by SBUs

1Q 2008 $398.8m vs 1Q 2007 $819.5m


$M
750
650
550
450
350
250
150
50
(50)
136
152
546
139
24
58
29
39
12
18
73
-7
Residential
Commercial
Retail
Serviced Residence
Fin. Services
Others
1Q 2007
1Q 2008

Contributions

SBU	1Q 2007	1Q 2008
Residential	16.5%	38.0%
Commercial	66.7%	34.8%
Retail	2.9%	14.6%
Serviced Residence	3.6%	9.9%
Financial Services	1.5%	4.6%
Others	8.8%	(1.9%)
Total	100.0%	100.0%

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EBIT by Geography



$M
1Q 2008 $398.8m vs 1Q 2007 $819.5m
800
700
600
500
400
300
200
100
0
685
219
58
93
19
18
46
50
11
18
Singapore
China*
Asia/GCC**
Aust & NZ
Europe
1Q 2007
1Q 2008

Contributions

Region	1Q 2007	1Q 2008
Singapore	83.5%	55.0%
China*	7.1%	23.4%
Asia/GCC**	2.4%	4.5%
Aust & NZ	5.6%	12.5%
Europe	1.4%	4.6%
Total	100.0%	100.0%

* Greater China including Macau & Hong Kong

**Excludes Singapore and China

Capital Management

	1Q 2007	1Q 2008	Change
Equity (S$ billion)	9.91	11.76	Increased
Net Debt (S$ billion)	4.92	6.93	Increased
Net Debt / Equity	0.50	0.59	Increased
% Fixed Rate Debt	69%	69%	Unchanged
Avg Debt Maturity (Yr)	2.84	4.22	Increased

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Access to Funding

Raised over S$4 billion in 1Q 2008 including:

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil
CapitaMall Trust	
Medium Term Notes	S$150 mil
CapitaCommercial Trust	
Convertible Bond	S$280 mil
Medium Term Notes	S$150 mil
CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

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Debt Coverage

	1Q 2007	1Q2008	Change
Finance Cost (S$ million)	91.1	131.9	↑ 44.8%
Interest Cover Ratio (ICR)	13.9	4.1	Decreased
Interest Service Ratio (ISR)	1.0	3.0	Improved

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

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Highlights



CapitaLand

Residential



CapitaLand

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Residential

Healthy Performances in 3 key markets

EBIT ($'m)	YTD Mar 2007 *	YTD Mar 2008	Change
Singapore	56	39	-30%
China	36	65	81%
**Australia & Others	44	48	9%
Total	**136**	**152**	**12%**

* *Restated* **Australia includes industrial and commercial assets



Freshwater Place, Australia



La Cité, Foshan



Development at Farrer Court site, S'pore



The Orchard Residences, S'pore



Luff Egret, Chengdu

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Stages of Income Recognition – S'pore

PROJECT	UNITS	% Sold Mar-08	% Completed Mar-08
Launched in 2004			
Varsity Park Condominium	530	100%	100%
Launched in 2005			
RiverGate	545	99%	65%
RiverEdge	135	100%	92%
Launched in 2006			
Scotts HighPark	73	100%	44%
The Metropolitan	382	100%	32%
Launched in 2007			
The Seafront on Meyer	327	86%	11%
The Orchard Residences	175	77%	14%

*** Botannia is excluded as it's managed by JV partner.*

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Stages of Income Recognition - China

PROJECT	UNITS LAUNCHED	% Sold Mar-08	% Completed Mar-08
SHANGHAI			
Oasis Riviera IV	444*	94%	98%
Westwood Green (East Zone)	100	97%	65%
BEIJING			
La Forêt (Zone C)	1,130	99%	100%
NINGBO			
Summit Residences	174	99%	59%
CHENGDU			
Lu Hu Gong ^	342	75%	48%
HANGZHOU			
I-World	580*	51%	33%

* Fully launched
^ Joint venture project with ZhiXin

Residential - Vietnam

To raise pipeline to 6,000 homes in next 3 years

- **Strategic partnership with Nam Thang Long Investment Joint-Stock Company**
  - To develop residential properties and commercial/residential mixed developments
  - Conditional agreement to develop 1,400 apartments and commercial and retail space on a 6.7ha site in Dist 2
  - Pipeline raised to 4,200 homes in Ho Chi Minh City


The Vista, Ho Chi Minh City


The Vista, Ho Chi Minh City

Commercial



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Commercial

Portfolio Reconstitution

- **Selective sale of properties and retaining core portfolio by divesting to our sponsored REIT**
  - — Divested 50% stake in Hitachi Tower (c. S$2,900 psf NLA)
  - — Granted call option to CCT for acquisition of 1 George Street (yield protection at 4.25% equiv to S$10.50 psf per month)


1 George Street, Singapore


Hitachi Tower, Singapore

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Commercial – India Expansion

- **Acquired prime 30-acre site to build IT Park & Office Development**
  - Location: Trans Thana Creek Industrial area, Navi Mumbai
  - Site area: ~121,450 sqm
  - Purchase price: INR2.3b (S$79m)
  - Development will comprise 2.5m sqft of built-up space (~1.25m sqft will be dedicated for IT companies).
  - Construction to commence in 1Q2009 and complete in phases over 5 years



Subject Property
MUMBAI AIRPORT
AIROLI
KOPAR KHAIRANE
VASHI
SANPADA
JUINAGAR
KHARGHAR
TALOJA
NERUL
SEAWOODS
SAGAR SANGAM
CBD
KALAMBOLI
PANVEL

CapitaLand

Retail



CapitaLand

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Retail - Singapore

Successful Divestment of Xizhimen Mall to CRCT

- Total consideration of S$341.0m
- An iconic 73,857sqm integrated mixed-use development in Beijing
- Located at Xizhimen transportation hub with 2.7 mil commuters a week
- CRCT's total assets of S$1.2b on track to reach S$3.0b by 2009





Retail – India Expansion



Amritsar Popl: 1.5 m
Jalandhar Popl: 2.0 m
Khanna Popl: 1.5 m*
Jaipur Popl: 3.3 m
Udaipur Popl: 0.6 m
Nagpur Popl: 2.4 m
Mangalore Popl: 0.4 m
Mysore Popl: 0.8 m
Gwalior Popl: 0.7 m
Varanasi Popl: 3.1 m
Hyderabad Popl: 6.1 m
Chennai Popl: 7.5 m
Forum Value Mall, Bangalore Popl: 5.3 m
Graphite India, Bangalore Popl: 5.3 m
Cochin Popl: 0.6 m
Jammu, Kashmir and Northern Areas
Srinagar
Amritsar
Jalandhar
Ludhiana
Bathinda
Himachal Pradesh
Shimla
Chandigarh
Patiala
Hardwar
Dehra Dun
Haryana
Panipat
Delhi
Meerut
Faridabad
Bikaner
Rajasthan
Jaipur
Agra
Ajmer
Jodhpur
Uttar Pradesh
Lucknow
Kanpur
Gwalior
Allahabad
Kota
Varanasi
Madhya Pradesh
Bhopal
Jabalpur
Indore
Gujarat
Ahmadabad
Jamnagar
Rajkot
Vadodara
Bhavnagar
Surat
Daman & Diu
Daman
Dadra &
Silvassa
Bhiwandi
Nashik
Maharashtra
Mumbai
Pune
Amravati
Nagpur
Bilaspur
Chattisgarh
Bhilai
Raipur
Solapur
Warangal
Visakhpatnam
Hyderabad
Guntur
Vijayawada
Panaji
Belgaum
Hubli-Dharwar
Goa
Andhra Pradesh
Karnataka
Bangalore
Chennai
Mangalore
Mysore
Pondicherry
Salem
Tiruppur
Tiruchirappalli
Kozhikode
Coimbatore
Kochi
Madurai
Kerala
Tamilnadu
Lakshadweep
Thiruvananthapuram
Sikkim
Gangtok
Bihar
Patna
Gaya
Jharkhand
Dhanbad
Ranchi
West Bengal
Asansol
Durgapur
Jamshedpur
Kolkata
Orissa
Cuttack
Bhubaneswar
Arunachal
Itanagar
Assam
Guwahati
Meghalaya
Shillong
Tripura
Manipur
Aizawl
Mizoram
Agartala
Andaman and Nicobar Islands
Port Blair

2 New JVs: Prestige & Advance India Projects Ltd

Asset Value: S$2.12 billion

JV partners	Super Built Area (sqft)	Malls
Prestige Projects	5,272,000	7
AIPL Projects	5,857,000	8
Total	**11,129,000**	**15**

Legend
- ● Cities
- ☐ Regions
- ☐ Country outline
- Region names
- ■ AIPL Projects
- ■ Prestige Projects

* Including the population of nearby Ludhiana

CapitaLand

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Serviced Residence



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THE ASCOTT GROUP
A Member of CapitaLand

Ascott – Successful Privatisation

- **Completed compulsory acquisition on 28 April 2008**
- **Delisted from SGX on 29 April 2008**
- **Rationale for Privatisation**
  - Strengthen Ascott's leadership position in the market
  - Replicate CapitaLand's successful business model
  - Maximise CapitaLand's competitive advantage
  - Synergy and cost savings



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Financial Services



CapitaLand

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Financial Services

AUM up S$1.4b to S$19.1b since Dec 07
On Track to achieve AUM of S$25b in 3-5 yrs



S$Billion
30
25
20
15
10
5
0
3.1
6.0
8.5
14.3
17.7
19.1
2003
2004
2005
2006
2007
1Q 2008
Private Funds
REITS

- AUM includes ART & Ascott China Fund, which are managed by CapitaLand's subsidiary, The Ascott Group and its subsidiaries.

Outlook



CapitaLand

Outlook

- **Pro-active in strengthening financial position**
  - Able to weather the current uncertainties
  - Capitalise on opportunities that arise
- **Extend our position as:**
  - Pan-Asia's leading real estate developer
  - Asia's largest retail mall owner/manager
  - Largest international serviced residence owner-operator
  - Leading Asia-based real estate fund and REIT manager
- **Maintain disciplined investment approach**
  - Stringent focus on capital management
  - Focus on optimal risk-reward

CapitaLand - Market Leadership in Asia Pacific


Market Leadership
LARGEST Real Estate Company In South-East Asia
LEADING Foreign Real Estate Developer In China
LARGEST Retail Mall Owner/ Manager In Asia
LARGEST International Serviced Residence Owner-Operator
LEADING Asia-Based RE Fund & REIT Manager
Geographical Footprint
More Than 110 Cities in Over 20 Countries
Unique Winning Competencies
Complete Real Estate Value Chain
Asian Growth
Rapid Urbanisation
Consumption Growth
Evolving Capital Markets
Investment Inflow

Thank You



CapitaLand

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Supplementary Slides



CapitaLand

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1Q 2007 vs 1Q 2008 - Revenue by SBU

S$' Million	1Q 2007	1Q 2008	Better/(Worse) Variance		Comments
Total Revenue	**637.0**	**631.3**	**(5.7)**	**-0.9%**	
Residential	447.3	412.5	(34.8)	-7.8%	Lower sales from Singapore due to more JV projects for which the Group only account for its share of earnings.
Commercial	33.0	53.6	20.6	62.3%	Consolidation of 1 George Street and revenue recognised for Wilkie Edge, partially offset by lower revenue due to divestment of 8 Shenton Way (the former Temasek Tower).
Retail	21.0	35.1	14.1	67.0%	Revenue from Gurney Plaza and Mines Shopping Fair in Malaysia which were acquired in 4Q 2007.
Serviced Residence*	119.3	105.5	(13.7)	-11.5%	Deconsol of ART; mitigated by higher revenue from Europe, North Asia and Singapore.
Financial Services	23.3	29.9	6.6	28.3%	Higher acquisition fees and fund management fees from an increased AUM.

* ART was deconsolidated with effect from 2Q 2007

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1Q 2007 vs 1Q 2008 - EBIT by SBU

S$' Million	1Q 2007	1Q 2008	Better/(Worse) Variance		Comments
Total EBIT	**819.5**	**398.8**	**(420.7)**	**-51.3%**	
Residential	135.6	151.5	15.9	11.9%	Higher contribution from China.
Commercial	546.4	138.6	(407.8)	-74.6%	Decrease mainly due to the fair value gain of 8 Shenton Way (the former Temasek Tower) in 1Q2007.
Retail	23.7	58.1	34.5	145.8%	Higher rental income, unrealised foreign exchange gain and the divestment gain of Xizhimen to CapitaRetail China Trust.
Serviced Residence	29.2	39.5	10.3	35.7%	Portfolio gain from the divestment of property at 6 Sarkies Road and better performance from Europe and Singapore operations.
Financial Services	12.1	18.5	6.4	52.4%	Higher acquisition fees and fund management fees from an increased AUM.
Corp./Others *	72.5	(7.4)	(79.9)	NM	2007 included gains on sale of ART units

* Included start up costs for new businesses

CapitaLand

Growing Revenue



S$B
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
$0.6B
$1.4B
$0.6B
-1%
$1.5B
6%
1Q 07
1Q 08
Statutory Revenue
Revenue Under Mgt

Notes:

Revenue Under Management : revenue of all properties managed by the Group

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Apr-2008 20:30:05
Announcement No.	00241

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Issuance of S$160,000,000 Floating Rate Notes due 2010 pursuant to the S$1,000,000,000 Multicurrency Medium Term Note Programme"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.MTN.30Apr08.pdf Total size = **69K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ISSUANCE OF S$160,000,000 FLOATING RATE NOTES DUE 2010 PURSUANT TO THE S$1,000,000,000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**"), wishes to announce that CMT MTN Pte. Ltd. (the "**Issuer**"), a wholly-owned subsidiary of HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CMT) (the "**CMT Trustee**"), has issued S$160,000,000 Floating Rate Notes Due 2010 (the "**Notes**"). The Notes are issued under the S$1,000,000,000 Multicurrency Medium Term Note Programme established by the Issuer on 16 April 2007 (the "**MTN Programme**"). DBS Bank Ltd. has been appointed as dealer of the Notes. The Issuer had also previously issued under the MTN Programme, S$150,000,000 3.02 per cent. Fixed Rate Notes Due 2008, as announced on 12 December 2007 and S$155,000,000 3.25 per cent. Fixed Rate Notes Due 2010, as announced on 1 April 2008.

The Notes will mature on 30 April 2010 and will bear an interest rate equal to the sum of 1.65 per cent. per annum and 6-month Singapore dollar swap offer rate payable semi-annually in arrears.

The Issuer will lend the proceeds from the issuance of the Notes to the CMT Trustee, who will in turn use such proceeds to finance asset enhancement works and for general working capital purposes.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
30 April 2008

END